As filed with the Securities and Exchange Commission on April 13, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PARKWAY ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Virginia	6022	47-5486027
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 Jacksonville Circle

Floyd, Virginia 24091

Telephone: (540) 745-4191

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Allan Funk

President and Chief Executive Officer

101 Jacksonville Circle

Floyd, Virginia 24091

Telephone: (540) 745-4191

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lee G. Lester Scott H. Richter Williams Mullen 200 South 10th Street, Suite 1600 Richmond, Virginia 23219 Telephone: (804) 420-6000 Fax: (804) 420-6507	William R. Lathan, Jr. Ward and Smith, P.A. 1001 College Court New Bern, North Carolina 28562 Telephone: (252) 672-5400 Fax: (252) 672-5477

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an  ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1) (2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (3)	Amount of registration fee (4)
Common stock, no par value	1,285,431	N/A	$15,775,749	$1,965

(1)	Based on the maximum number of shares of Parkway Acquisition Corp. (“Parkway”) common stock, no par value, estimated to be issuable upon the completion of the merger of Great State Bank (“GSB”) with and into Skyline National Bank, a wholly-owned subsidiary of Parkway (the “merger”), assuming that all warrants to purchase GSB common stock outstanding on April 12, 2018 are exercised prior to closing, calculated as the product of (a) 948,710, the aggregate number of shares of GSB common stock outstanding on April 12, 2018, plus 113,630, the aggregate number of shares of GSB common stock subject to warrants outstanding on April 12, 2018, and (b) the exchange ratio of 1.21 shares of Parkway common stock to be exchanged for each share of GSB common stock.

(2)	Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares of Parkway common stock as may be issuable as a result of stock splits, stock dividends or the like.

(3)	Pursuant to Rule 457(f) and 457(c) under the Securities Act of 1933, as amended (the “Securities Act”), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the product of (a) the average of the high and low prices of GSB common stock on April 12, 2018 ($14.85) as reported on the OTC Pink marketplace and (b) 1,062,340, the maximum number of shares of GSB to be received by Parkway in the transaction, which equals the total of the number of currently outstanding shares of GSB common stock plus the number of shares of GSB common stock issuable upon exercise of currently outstanding GSB warrants.

(4)	Computed in accordance with Section 6(b) of the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell or otherwise issue these securities and is not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED APRIL 13, 2018

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

[●], 2018

To the Shareholders of Parkway Acquisition Corp. and Great State Bank:

On March 1, 2018, Parkway Acquisition Corp. (“Parkway”), its wholly-owned subsidiary, Skyline National Bank (“Skyline”), and Great State Bank (“GSB”) entered into an Agreement and Plan of Merger (the “merger agreement”) that provides for the merger of GSB with and into Skyline, with Skyline as the surviving bank (the “merger”).

In the merger, each share of GSB common stock will be converted into the right to receive 1.21 shares of Parkway common stock, with cash paid in lieu of any fractional shares of Parkway common stock. Based on the current number of shares of GSB common stock outstanding and reserved for issuance pursuant to outstanding warrants to purchase GSB common stock, Parkway expects to issue between 1,147,939 shares and 1,285,431 shares of common stock in the aggregate upon completion of the merger. Based on these numbers, current shareholders of GSB would own between approximately 18.6% and 20.4% of the shares of Parkway immediately following the merger.

Although the number of shares of Parkway common stock that GSB shareholders will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Parkway common stock and will not be known at the time GSB shareholders vote. Based on the closing price of Parkway common stock on February 28, 2018, the date preceding the public announcement of the merger, the merger consideration represented approximately $14.82 in value for each share of GSB common stock. Based on the closing price of Parkway common stock on [●], 2018, the last trading day before the date of this joint proxy statement/prospectus, the merger consideration represented approximately $[●] in value for each share of GSB common stock. We urge you to obtain current market quotations for Parkway common stock, which is quoted on the OTC Markets Group’s OTCQX marketplace (trading symbol “PKKW”) and GSB common stock, which is quoted on the OTC Markets Group’s Pink marketplace (trading symbol “GTSB”).

Parkway shareholders will be asked to approve the merger at Parkway’s annual meeting of shareholders, which will be held on [●], 2018, at [●] at [●] [●].m., local time. GSB will hold a special meeting of shareholders in connection with the merger. The special meeting of GSB shareholders will be held on [●], 2018, at [●] at [●] [●].m., local time.

The boards of directors of Parkway and GSB unanimously recommend that you vote “FOR” approval of the merger agreement and “FOR” the other matters to be considered at each shareholder meeting.

This document, which serves as a joint proxy statement for the annual meeting of Parkway and the special meeting of GSB, and as a prospectus for the shares of Parkway common stock to be issued to GSB shareholders in the merger, describes the Parkway annual meeting, the GSB special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including the information in the “Risk Factors” section beginning on page 24 for a discussion of the risks relating to the proposed merger.

We look forward to seeing you at the meetings.

J. Allan Funk	C. Greg Edwards
President and Chief Executive Officer	President and Chief Executive Officer
Parkway Acquisition Corp.	Great State Bank

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Parkway common stock are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [●], 2018, and it is first being mailed or otherwise delivered to the shareholders of Parkway and GSB on or about [●], 2018.

PARKWAY ACQUISITION CORP.

101 JACKSONVILLE CIRCLE

FLOYD, VIRGINIA 24091

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2018

The annual meeting of shareholders of Parkway Acquisition Corp., a Virginia corporation (“Parkway”), will be held on [●], [●], 2018 at [●] [●].m., local time, at [●], for the purpose of considering and voting upon the following:

1.	A proposal to approve the Agreement and Plan of Merger, dated as of March 1, 2018, by and among Parkway, Skyline National Bank, a wholly-owned subsidiary of Parkway (“Skyline”), and Great State Bank, pursuant to which Great State Bank will merge with and into Skyline with Skyline as the surviving bank, as more fully described in the accompanying joint proxy statement/prospectus (the “Parkway merger proposal”).

2.	The election of 13 directors named in the accompanying joint proxy statement/prospectus to serve for terms of one year each expiring at the 2019 annual meeting of shareholders (the “director election proposal”).

3.	The ratification of the appointment of Elliott Davis, PLLC as our independent registered public accounting firm for the fiscal year ending December 31, 2018 (the “auditor ratification proposal”).

4.	A proposal to adjourn the annual meeting to a later date or dates, if necessary to solicit additional proxies to approve the Parkway merger proposal (the “Parkway adjournment proposal”).

5.	To act upon any other matter that may properly come before the annual meeting or any adjournment thereof.

Only holders of record of Parkway common stock at the close of business on [●], 2018 will be entitled to notice of and to vote at the annual meeting or any adjournment thereof.

Parkway’s board of directors unanimously recommends that Parkway shareholders vote “FOR” the Parkway merger proposal, “FOR” each of the nominees set forth in the director election proposal, “FOR” the auditor ratification proposal and “FOR” the Parkway adjournment proposal.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by providing written notice to Parkway, by executing a proxy bearing a later date, or by attending the meeting and voting in person.

If you have any questions or need assistance voting your shares, please contact Blake M. Edwards, Jr., Chief Financial Officer, 113 W. Main Street, Independence, Virginia 24348, at (276) 773-2811.

By Order of the Board of Directors,

[●]

J. Allan Funk
President and Chief Executive Officer

Floyd, Virginia

[●], 2018

GREAT STATE BANK

1422 U.S. HIGHWAY 421

WILKESBORO, NORTH CAROLINA 28697

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2018

A special meeting of shareholders of Great State Bank, a North Carolina banking corporation (“GSB”), will be held on [●], [●], 2018 at [●] [●].m., local time, at [●], for the purpose of considering and voting upon the following:

1.	A proposal to approve the Agreement and Plan of Merger, dated as of March 1, 2018, by and among Parkway Acquisition Corp., Skyline National Bank, a wholly-owned subsidiary of Parkway (“Skyline”), and GSB, pursuant to which GSB will merge with and into Skyline (the “merger”) with Skyline as the surviving bank, as more fully described in the accompanying joint proxy statement/prospectus (the “GSB merger proposal”).

2.	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the GSB merger proposal (the “GSB adjournment proposal”).

3.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof.

Only holders of record of GSB common stock at the close of business on [●], 2018 will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

GSB’s board of directors unanimously recommends that GSB shareholders vote “FOR” the GSB merger proposal and “FOR” the GSB adjournment proposal.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. If your shares are held in the name of a broker, bank or other fiduciary, please follow the instructions on the voting instruction card provided by such person.

You have the right to dissent with respect to the merger and demand payment for the fair value of your shares of GSB common stock under North Carolina and federal banking laws. Any shareholder who wishes to exercise dissenters’ rights must strictly comply with the procedures set forth in Article 13 of Chapter 55 of the North Carolina General Statutes, a copy of which is included as Appendix D to the joint proxy statement/prospectus, or 12 U.S.C. § 215a, a copy of which is included as Appendix E to the joint proxy statement/prospectus. A description of these procedures is included in the “The Merger – Dissenters’ and Appraisal Rights” section beginning on page 76.

You may revoke your proxy at any time prior to or at the meeting by providing written notice to GSB, by executing a proxy bearing a later date, or by attending the meeting and voting in person.

If you have any questions or need assistance voting your shares, please contact Lillian S. Eldreth, Corporate Secretary, Great State Bank, 1422 U.S. Highway 421, Wilkesboro, North Carolina, 28697, at (336) 903-4948.

By Order of the Board of Directors,

[●]

C. Greg Edwards
President and Chief Executive Officer

Wilkesboro, North Carolina

[●], 2018

ADDITIONAL INFORMATION

This joint proxy statement/prospectus is part of a registration statement filed by Parkway with the SEC under the Securities Act that registers the shares of Parkway common stock to be issued in the merger to GSB. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Parkway and its common stock, GSB and the combined company. The rules and regulations of the SEC allow Parkway to omit some information included in the registration statement from this joint proxy statement/prospectus.

The SEC maintains a website that contains information about issuers, like Parkway, that file electronically with the SEC. The address of that site is http://www.sec.gov. Skyline’s website is www.skylinenationalbank.com. The information on Skyline’s website is not a part of this joint proxy statement/prospectus.

Additional information about Parkway may be obtained by contacting Blake M. Edwards, Chief Financial Officer, 101 Jacksonville Circle, Floyd, Virginia 24091 at (540) 745-4191, and additional information about GSB may be obtained by contacting Lillian S. Eldreth, Corporate Secretary, Great State Bank, 1422 U.S. Highway 421, Wilkesboro, North Carolina, 28697, at (336) 903-4948. To obtain timely delivery, you must request the information no later than [●], 2018. In addition, financial information about Parkway, Skyline and GSB is available through financial reports that they file with their regulators on a quarterly basis. This information is available through the website maintained by the Federal Financial Institutions Examination Council at http://www.ffiec.gov. The information on, or that can be accessed through, the Federal Financial Institutions Examination Council’s website is not part of, and is not incorporated into, this joint proxy statement/prospectus.

Parkway has supplied all information contained in this joint proxy statement/prospectus relating to Parkway and Skyline, and GSB has supplied all information contained in this joint proxy statement/prospectus relating to GSB.

You should rely only on the information contained in this prospectus relating to the offered securities. We have not authorized anyone to provide you with different information. We are not offering to sell the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information which appears in this prospectus is accurate as of any date other than the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise specified in this joint proxy statement/prospectus or the context otherwise requires:

•	references to “Parkway” are to the Registrant, Parkway Acquisition Corp.;

•	references to “Parkway Board” are to the board of directors of Parkway;

•	references to “Skyline” are to Skyline National Bank, a national bank and a wholly-owned subsidiary of Parkway;

•	references to “GSB” are to Great State Bank;

•	references to “GSB Board” are to the board of directors of GSB;

•	references to the “merger agreement” are to the Agreement and Plan of Merger, dated as of March 1, 2018, among Parkway, Skyline and GSB, a copy of which attached to this joint proxy statement/prospectus as Appendix A;

•	references to the “merger” are to the proposed merger of GSB into Skyline pursuant to the terms of the merger agreement, as more fully described in the “The Merger” section beginning on page 49; and

•	references to the “shareholder meetings” are to the Parkway 2018 annual meeting of shareholders and the GSB special meeting of shareholders.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS

The following are answers to certain questions that you may have regarding the merger and the meetings of the shareholders of Parkway and GSB. You should carefully read this entire joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to this joint proxy statement/prospectus.

Q:	Why am I receiving this document?

A:	Parkway, Skyline and GSB have entered into an Agreement and Plan of Merger, dated as of March 1, 2018, under which GSB will merge with and into Skyline, with Skyline continuing as the surviving bank. A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A.

You are receiving this document because Parkway and GSB are each holding a meeting of shareholders to vote on the proposals necessary to complete the merger. The merger cannot be completed unless, among other things:

•	the holders of a majority of the shares of Parkway’s outstanding common stock entitled to vote at Parkway’s annual meeting vote in favor of the merger; and

•	the holders of at least two-thirds of the shares of GSB’s outstanding common stock entitled to vote at GSB’s special meeting vote in favor of the merger.

Each of the Parkway Board and the GSB Board has unanimously determined that the merger is in the best interest of its shareholders, approved the merger and recommended that its shareholders vote “FOR” the merger proposals. Parkway and GSB will hold separate shareholder meetings to obtain these approvals.

If you are a Parkway shareholder, you are also receiving this joint proxy statement/prospectus in connection with Parkway’s 2018 annual meeting of shareholders at which you will be asked to elect 13 directors for terms of one year each and to ratify Parkway’s independent auditor for the year ending December 31, 2018. Information about the Parkway 2018 annual meeting of shareholders, the GSB special meeting, the merger and the other business to be considered by Parkway’s shareholders at its annual meeting and by GSB’s shareholders at its special meeting is contained in this document. In this joint proxy statement/prospectus, we refer to Parkway’s annual meeting of shareholders and GSB’s special meeting of shareholders, together, as the “shareholder meetings.”

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the shareholder meetings and you should read it carefully. It is a joint proxy statement because both the Parkway Board and the GSB Board are soliciting proxies from their respective shareholders. It is a prospectus because Parkway will issue shares of Parkway common stock to holders of GSB common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending your respective shareholder meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	Why do Parkway and GSB want to merge?

A:	Parkway and GSB are merging to create a banking organization that is expected to be better able to compete favorably in southwest Virginia and western North Carolina markets, leverage overhead costs, benefit from the potential for operating efficiencies and increased profitability and serve larger customers with larger credit needs. In addition, shareholders of the combined company could benefit from greater potential for increased liquidity in the market for Parkway’s common stock and higher trading multiples than either company could achieve independently.

Each of the Parkway Board and the GSB Board has unanimously determined that the merger is fair and in the best interest of its respective shareholders and recommends that its shareholders vote for their respective proposals. You should review the reasons for the merger described in greater detail under the sections entitled “The Merger – Parkway’s Reasons for the Merger; Recommendation of the Parkway Board” and “The Merger – GSB’s Reasons for the Merger; Recommendation of the GSB Board,” beginning on pages 54 and 63, respectively.

Q:	What will GSB shareholders receive in the merger?

A:	As a result of the merger, each share of GSB common stock will be converted into the right to receive 1.21 shares of Parkway common stock and cash in lieu of fractional shares (together, the “merger consideration”). Based on the current number of shares of GSB common stock outstanding and reserved for issuance pursuant to outstanding warrants to purchase GSB common stock, Parkway expects to issue between 1,147,939 shares and 1,285,431 shares of common stock in the aggregate upon completion of the merger. Based on these numbers, current shareholders of GSB would own between approximately 18.6% and 20.4% of the shares of Parkway immediately following the merger.

Q:	Will the number of shares of Parkway common stock that GSB shareholders receive in the merger in exchange for shares of GSB common stock change?

A:	No. The exchange ratio of 1.21 shares of Parkway common stock is fixed so the number of shares that GSB shareholders receive in the merger will not change. The value of those shares, however, may change. See “Risk Factors – Risks Related to the Merger – Because the market price of Parkway common stock will fluctuate, GSB shareholders cannot be certain of the market value of the merger consideration that they will receive” beginning on page 24, for more information.

Q:	What is the value of the shares of Parkway that GSB shareholders may receive in the merger?

A:	The value of Parkway common stock that GSB shareholders receive will depend on the market price of Parkway common stock. Any fluctuation in the market price of Parkway common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Parkway common stock that GSB shareholders will receive. See “Risk Factors – Risks Related to the Merger – Because the market price of Parkway common stock will fluctuate, GSB shareholders cannot be certain of the market value of the merger consideration that they will receive” beginning on page 24, for more information.

Q:	When and where are the shareholder meetings?

A:	Parkway: The Parkway annual meeting is scheduled to take place on [●], [●], 2018 at [●] [●].m., local time, at the [●].

GSB: The GSB special meeting is scheduled to take place on [●], [●], 2018 at [●] [●].m., local time, at the [●].

Q:	Who can vote at the shareholder meetings?

A:	Parkway: Holders of record of Parkway common stock at the close of business on [●], 2018, which is the date that the Parkway Board has fixed as the record date for the Parkway annual meeting, are entitled to vote at the Parkway annual meeting.

GSB: Holders of record of GSB common stock at the close of business on [●], 2018, which is the date that the GSB Board has fixed as the record date for the GSB special meeting, are entitled to vote at the GSB special meeting.

Q:	In addition to the Parkway merger proposal, what are Parkway’s shareholders voting on at the Parkway annual meeting?

A:	•	The election of 13 directors named in this joint proxy statement/prospectus to serve for terms of one year each expiring at the 2019 annual meeting of shareholders (the “director election proposal”).

•	The ratification of the appointment of Elliott Davis, PLLC as our independent registered public accounting firm for the fiscal year ending December 31, 2018 (the “auditor ratification proposal”).

•	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the Parkway merger proposal (the “Parkway adjournment proposal”).

Q:	How does the Parkway Board recommend that Parkway shareholders vote at the Parkway annual meeting?

A:	The Parkway Board unanimously recommends that Parkway shareholders vote “FOR” the Parkway merger proposal, “FOR” each of the nominees for director named herein, “FOR” the auditor ratification proposal and “FOR” the Parkway adjournment proposal.

Q:	In addition to the GSB merger proposal, what are GSB’s shareholders voting on at the GSB special meeting?

A:	A proposal to adjourn the special meeting to a later date or dates, if necessary to solicit additional proxies to approve the GSB merger proposal (the “GSB adjournment proposal”).

Q:	How does the GSB Board recommend that GSB shareholders vote at the GSB special meeting?

A:	The GSB Board unanimously recommends that GSB shareholders vote “FOR” the GSB merger proposal and “FOR” the GSB adjournment proposal.

Q:	What do I need to do now?

A:	After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Parkway annual meeting or GSB special meeting, as applicable. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope, or follow the telephone or Internet voting procedures described on the proxy card, as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. You may also cast your vote in person at the Parkway annual meeting or GSB special meeting, as applicable. “Street name” shareholders who wish to vote in person at the Parkway annual meeting or GSB special meeting, as applicable, will need to obtain a legal proxy form from the institution that holds their shares.

Q:	What constitutes a quorum for the shareholder meetings?

A:	Parkway: The presence at the Parkway annual meeting, in person or by proxy, of holders of a majority of the outstanding shares of Parkway common stock entitled to vote at the Parkway annual meeting will constitute a quorum for the transaction of business. Abstentions and shares held by banks, brokers or nominees that are voted on any matter will be included in determining the number of shares present at the Parkway annual meeting for the purpose of determining the presence of a quorum.

GSB: The presence at the GSB special meeting, in person or by proxy, of holders of a majority of the outstanding shares of GSB common stock entitled to vote at the GSB special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the GSB special meeting for the purpose of determining the presence of a quorum. If a GSB shareholder holds shares in “street name” through a bank, broker or other nominee, those shares will not be counted for purposes of determining the presence of a quorum unless the bank, broker or other nominee has been instructed to vote on at least one of the proposals at the GSB special meeting.

Q:	What is the vote required to approve each proposal?

A:	Parkway: Approval of the Parkway merger proposal requires the affirmative vote of a majority of the outstanding shares of Parkway common stock entitled to vote on the merger as of the close of business on [●], 2018, the record date for the Parkway annual meeting. If you (1) fail to submit a proxy or vote in person at the Parkway annual meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

Assuming a quorum is present, the election of each nominee named in the director election proposal to the Parkway Board will be approved by the affirmative vote of a plurality of the votes cast at the annual meeting, and approval of the auditor ratification proposal and the Parkway adjournment proposal each requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the Parkway annual meeting, (2) mark “ABSTAIN” (or with respect to election of directors, “WITHHOLD”) on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Parkway adjournment proposal, it will have no effect on the outcome of the vote on such proposals.

GSB: Approval of the GSB merger proposal requires the affirmative vote of at least two-thirds of the outstanding shares of GSB common stock entitled to vote on the merger as of the close of business on [●], 2018, the record date for the GSB special meeting. If you (1) fail to submit a proxy or vote in person at the GSB special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal. Approval of the GSB adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the GSB special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the GSB adjournment proposal, it will have no effect on the outcome of the vote on that proposal.

Q:	Why is my vote important?

A.	If you do not submit a proxy or vote in person, it may be more difficult for Parkway or GSB to obtain the necessary quorum to hold their respective shareholder meetings. In addition, your failure to submit a proxy or vote in person, failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote against approval of the applicable merger proposal. The Parkway merger proposal must be approved by the affirmative vote of a majority of the outstanding shares of Parkway common stock entitled to vote on the merger agreement. The GSB merger proposal must be approved by the affirmative vote of at least two-thirds of the outstanding shares of GSB common stock entitled to vote on the merger agreement

Q:	If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A.	If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you should provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Parkway or GSB or by voting in person at your respective company’s shareholder meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of applicable securities exchanges, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the securities exchanges determine to be “non-routine” without specific instructions from the beneficial owner. We believe that the auditor ratification proposal is considered a “routine” matter, but that all other proposals to be voted on at the Parkway annual meeting are “non-routine” matters. We believe that all proposals to be voted on at the GSB special meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Parkway: If you are a Parkway shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Parkway merger proposal, which will have the same effect as a vote “AGAINST” such proposal;

•	your broker, bank or other nominee may not vote your shares on the director election proposal, which will have no effect on the outcome of the vote on such proposal;

•	your broker, bank or other nominee may vote your shares on the auditor ratification proposal; and

•	your broker, bank or other nominee may not vote your shares on the Parkway adjournment proposal, which will have no effect on the outcome of the vote on such proposal.

GSB: If you are a GSB shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the GSB merger proposal, which will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the GSB adjournment proposal, which will have no effect on the outcome of the vote on such proposal.

Q:	What if I fail to vote or abstain from voting?

A.	Parkway: With respect to the Parkway merger proposal, if you fail to submit a proxy or vote in person at the Parkway annual meeting, or you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal. With respect to the director election proposal, auditor ratification proposal and the Parkway adjournment proposal, if you fail to submit a proxy or vote in person at the Parkway annual meeting, or you mark “ABSTAIN” (or with respect to election of directors, “WITHHOLD”) on your proxy, it will have no effect on the outcome of the vote on such proposals.

GSB: With respect to the GSB merger proposal, if you fail to submit a proxy or vote in person at the GSB special meeting, or you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal. With respect to the GSB adjournment proposal, if you fail to submit a proxy or vote in person at the GSB special meeting, or you mark “ABSTAIN” on your proxy, it will have no effect on the outcome of the vote on such proposal.

Q:	Can I attend the shareholder meeting and vote my shares in person?

A.	Yes. All shareholders of Parkway and GSB, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective shareholder meeting. Holders of record of Parkway common stock and holders of record of GSB common stock can vote in person at the Parkway annual meeting or GSB special meeting, respectively. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the shareholder meetings. If you plan to attend your shareholder meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership.

Q:	Can I change my vote?

A.

Parkway: Yes. If you are a holder of record of Parkway common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) timely submitting a later proxy via the telephone or Internet, (3) delivering a written revocation letter to Parkway’s corporate secretary or (4) attending the Parkway annual meeting in person, notifying the corporate secretary and voting by ballot at the Parkway annual meeting. Attendance at the Parkway annual meeting alone will not automatically revoke your proxy. A revocation or later-dated proxy received by Parkway after the Parkway annual meeting will be ineffective. Parkway’s corporate secretary’s mailing address is: 101 Jacksonville Circle, Floyd, Virginia 24091, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke or change your voting instructions.

GSB: Yes. If you are a holder of record of GSB common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) timely submitting a later proxy via telephone or the Internet, (3) delivering a written revocation letter to GSB’s corporate secretary or (4) attending the GSB special meeting in person, notifying the corporate secretary and voting by ballot at the GSB special meeting. Attendance at the GSB special meeting alone will not automatically revoke your proxy. A revocation or later-dated proxy received by GSB after the GSB special meeting will be ineffective. GSB’s corporate secretary’s mailing address is: 1422 U.S. Highway 421, Wilkesboro, North Carolina, 28697, Attention: Corporate Secretary. If you hold your shares in “street name” through a bank or broker, you should contact your bank or broker if you want to revoke or change your voting instructions.

Q:	What are the U.S. federal income tax consequences of the merger to GSB shareholders?

A:	The merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (“Code”). Accordingly, holders of GSB common stock will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of GSB common stock for Parkway common stock in the merger, except to the extent of any cash received in lieu of the issuance of a fractional share of Parkway common stock or for dissenting shares.

For further information, see “The Merger—Material United States Federal Income Tax Consequences” beginning on page 80.

The U.S. federal income tax consequences described above may not apply to all holders of GSB common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Q:	Are GSB shareholders entitled to dissenters’ or appraisal rights?

A:	Yes. GSB shareholders are entitled to dissenters’ rights in connection with the merger. For information on how to exercise and perfect your dissenters’ rights, please see “The Merger – Dissenters’ and Appraisal Rights” beginning on page 76.

Q:	If I am a GSB shareholder, should I send in my GSB stock certificates now?

A:	No. Please do not send in your GSB stock certificates with your proxy. After the merger is completed, the exchange agent, Computershare, will send you instructions for exchanging your GSB stock certificates for the merger consideration. See “The Merger Agreement – Conversion of Shares; Exchange of Certificates” beginning on page 85.

Q:	Whom may I contact if I cannot locate my GSB stock certificate(s)?

A:	If you are unable to locate your original GSB stock certificate(s), you should contact GSB’s transfer agent, Issuer Direct LLC, at 500 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560, or at (919) 744-2722.

Following the merger, any inquiries should be directed to Parkway’s transfer agent, Computershare, at 250 Royall Street, Canton, Massachusetts 02021, or at (800) 368-5948.

Q:	When do you expect to complete the merger?

A:	Parkway and GSB expect to complete the merger in the third quarter of 2018; however, neither Parkway nor GSB can assure you when or if the merger will occur. In addition to other customary closing conditions provided in the merger agreement, Parkway and GSB must first obtain the approval of Parkway shareholders and GSB shareholders for the merger.

Q:	Who may solicit proxies on behalf of Parkway or GSB?

A:	Parkway: In addition to solicitation of proxies by Parkway by mail, proxies may also be solicited by Parkway’s directors and employees personally, and by telephone, facsimile or other means. For more information on solicitation of proxies in connection with the Parkway annual meeting, see “Parkway Annual Meeting of Shareholders—Solicitation of Proxies” beginning on page 39.

GSB: In addition to solicitation of proxies by GSB by mail, proxies may also be solicited by GSB’s directors and employees personally, and by telephone, facsimile or other means. GSB intends to engage Regan & Associates, Inc. to assist in soliciting proxies for a fee of approximately $7,500, plus payment of its out-of-pocket expenses. For more information on solicitation of proxies in connection with the GSB special meeting, see “GSB Special Meeting of Shareholders—Solicitation of Proxies” beginning on page 46.

Q:	Whom should I call with questions?

A:	Parkway: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Parkway common stock, please contact: Blake M. Edwards, Chief Financial Officer, 101 Jacksonville Circle, Floyd, Virginia 24091 at (540) 745-4191.

GSB: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of GSB common stock, please contact: Lillian S. Eldreth, Corporate Secretary, Great State Bank, 1422 US Highway 421, Wilkesboro, North Carolina 28697, at (336) 903-4948. You may also obtain more information about the merger and the proxy materials by contacting Regan & Associates, Inc., GSB’s proxy solicitor, at (800) 737-3426.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents we refer you to so that you may fully understand the merger and the related transactions. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Parties

Parkway and Skyline (see page 102)

Parkway is a bank holding company that conducts substantially all of its operations through its subsidiary bank, Skyline. Parkway was incorporated as a Virginia corporation on November 2, 2015 for the purpose of facilitating the merger of Grayson Bankshares, Inc. (“Grayson”) and Cardinal Bankshares Corporation (“Cardinal”), the bank holding companies for Grayson National Bank and Bank of Floyd, respectively. Upon completion of that merger on July 1, 2016, Grayson and Cardinal merged with and into Parkway, with Parkway as the surviving corporation, and Bank of Floyd merged with and into Grayson National Bank. Effective March 13, 2017, Grayson National Bank changed its name to Skyline National Bank.

Skyline is a federally chartered national bank organized under the laws of the United States in 1900. It now serves the Virginia counties of Grayson, Floyd, Carroll, Wythe, Montgomery and Roanoke, the North Carolina counties of Alleghany and Ashe, and the surrounding areas through 16 full-service banking offices and two loan production offices. Skyline operates for the primary purpose of meeting the banking needs of individuals and small to medium sized business in its service area, while developing personal, hometown associations with its customers. Skyline offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage and personal loans; credit and debit cards; internet banking and online bill paying; safe deposit boxes; and other associated services.

As of December 31, 2017, Parkway had total assets of approximately $548.0 million, net loans of $421.4 million, deposits of $488.4 million, shareholders’ equity of $57.2 million, and 177 employees.

Parkway’s principal offices are located at 101 Jacksonville Circle, Floyd, Virginia 24091, and its telephone number is (540) 745-4191.

GSB (see page 139)

GSB is a North Carolina state-chartered commercial bank which is a member of the Federal Reserve System and is headquartered in Wilkesboro, North Carolina. GSB focuses on relationship banking, direct customer contact and personalized service as a community-oriented bank. GSB offers a variety of traditional banking services, including checking and savings accounts, and commercial, installment, mortgage and personal loans. GSB has three full-service banking offices located in Wilkesboro, Boone and Yadkinville, North Carolina, and two loan production offices located in Shelby and Lenoir, North Carolina.

As of December 31, 2017, GSB had total assets of approximately $138.7 million, net loans of $96.2 million, deposits of $124.3 million, shareholders’ equity of $12.1 million, and 29 employees.

GSB’s principal offices are located at 1422 US Highway 421, Wilkesboro, North Carolina 28697, and its telephone number is (336) 903-4948.

The Merger (see page 49)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A, and is incorporated in this joint proxy statement/prospectus by reference. You should read the merger agreement carefully and in its entirety, as it, along with its ancillary documents, is the legal document that governs the merger.

Under the terms of the merger agreement, each share of GSB common stock will be converted into the right to receive 1.21 shares of Parkway common stock, with cash paid in lieu of any fractional shares of Parkway common stock. Upon the closing of the merger, GSB will merge with and into Skyline with Skyline as the surviving banking entity.

Closing and Effective Time of the Merger (see page 85)

The merger is currently expected to close in the third quarter of 2018. The merger will close on either the fifth business day following the completion of the conditions to closing set forth in the merger agreement, or another mutually agreed upon date (the “Effective Date” and the time on the Effective Date when the merger becomes effective, the “Effective Time”). The merger will become effective upon the filing with the Secretary of State of the State of North Carolina articles of merger, and the issuance by the Office of the Comptroller of the Currency (the “OCC”) of a certificate of merger, or such later date as may be set forth in such articles of merger. Neither Parkway nor GSB can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the parties’ respective shareholders’ approvals and regulatory approvals will be received.

Merger Consideration (see page 84)

If the merger is completed, each issued and outstanding share of GSB common stock will be converted into the right to receive 1.21 shares of Parkway common stock (the “exchange ratio”).

Based on the current number of shares of GSB common stock outstanding and reserved for issuance pursuant to outstanding warrants to purchase GSB common stock, Parkway expects to issue between 1,147,939 shares and 1,285,431 shares of common stock in the aggregate upon completion of the merger. Based on these numbers, current shareholders of GSB would own between approximately 18.6% and 20.4% of the shares of Parkway immediately following the merger.

GSB shareholders will receive cash for any fractional shares of Parkway common stock owed to them. The per share price of Parkway common stock for such fractional shares will be the average of the closing prices of Parkway common stock quoted on the OTC Market Group’s OTCQX marketplace for the ten most recent trading days ending on and including the day preceding the Effective Date on which there were reported trades in Parkway common stock.

Treatment of Warrants (see page 84)

Each warrant to purchase shares of GSB common stock (a “GSB Warrant”) that is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a right to acquire GSB common stock and shall automatically be converted without any action on the part of the holder thereof into the right to receive, at the election of the holder, either (i) $3.00 in cash (without interest) for each share of GSB common stock subject to such GSB Warrant or (ii) 0.25 shares of Parkway common stock. With respect to any GSB Warrant that is exercised prior to the Effective Time, GSB agreed to use its reasonable best efforts to facilitate a cashless exercise of such GSB Warrant by the holder thereof, provided that no holder shall be required to pay the exercise price of such GSB Warrant through a cashless exercise.

Parkway Board Recommendations (see page 54)

After careful consideration, the Parkway Board unanimously recommends that Parkway shareholders vote “FOR” the Parkway merger proposal, “FOR” each of the nominees for director named herein, “FOR” the auditor ratification proposal and “FOR” the Parkway adjournment proposal.

For a more complete description of Parkway’s reasons for the merger and the recommendation of the Parkway Board, please see “The Merger – Parkway’s Reasons for the Merger; Recommendation of the Parkway Board” beginning on page 54.

GSB Board Recommendations (see page 63)

After careful consideration, the GSB Board unanimously recommends that GSB shareholders vote “FOR” the GSB merger proposal and “FOR” the GSB adjournment proposal.

For a more complete description of GSB’s reasons for the merger and the recommendation of the GSB Board, please see “The Merger – GSB’s Reasons for the Merger; Recommendation of the GSB Board” beginning on page 63.

Opinion of Parkway’s Financial Advisor (see page 55 and Appendix B)

At the February 28, 2018 meeting of the Parkway Board, representatives of Raymond James & Associates, Inc. (“Raymond James”) rendered to the Parkway Board its oral opinion, which was subsequently confirmed in writing on March 1, 2018, with respect to the fairness of the merger consideration, from a financial point of view, to Parkway, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated March 1, 2018, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Appendix B to this joint proxy statement/prospectus. Raymond James provided its opinion for the information and assistance of the Parkway Board (solely in each director’s capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the merger consideration was fair, from a financial point of view, to Parkway. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Parkway Board or any holder of Parkway or GSB common stock as to how the Parkway Board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter.

For further information, please see “The Merger – Opinion of Parkway’s Financial Advisor” beginning on page 55.

Opinion of GSB’s Financial Advisor (see page 66 and Appendix C)

On March 1, 2018, Performance Trust Capital Partners, LLC (“Performance Trust”) rendered to the GSB Board its written opinion with respect to the fairness, from a financial point of view, to the holders of GSB common stock, as of March 1, 2018, of the merger consideration pursuant to the merger agreement. Performance Trust’s opinion was directed to the GSB Board and only addressed the fairness, from a financial point of view, to the holders of GSB common stock, of the merger consideration and did not address any other aspect or implication of the merger. The references to Performance Trust’s opinion in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of Performance Trust’s written opinion, which is included as Appendix C to this joint proxy statement/prospectus and Performance Trust’s opinion sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Performance Trust in preparing its opinion. However, neither Performance Trust’s opinion, nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus, is intended to be, and they do not constitute, advice or a recommendation to the GSB Board or any GSB shareholder as to how to act or vote with respect to any matter relating to the merger agreement or otherwise. Performance Trust’s opinion was furnished for the use and benefit of the GSB Board (in its capacity as such) in connection with its evaluation of the merger.

For further information, please see “The Merger – Opinion of GSB’s Financial Advisor” beginning on page 66.

Interests of GSB Directors and Executive Officers in the Merger (see page 73)

In addition to the receipt of merger consideration on the same terms as all other GSB shareholders, two of GSB’s non-executive directors will be appointed to serve on the Parkway Board, GSB’s other directors will receive cash retirement payments upon closing of the merger, certain of GSB’s executive officers are expected to continue with Skyline following completion of the merger and two of GSB’s executive officers will receive cash severance payments related to change in control provisions in existing employment agreements. The GSB Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation on the GSB merger proposal.

These interests are discussed in more detail in the “The Merger – GSB’s Directors and Officers Have Financial Interests in the Merger” section beginning on page 73.

Material U.S. Federal Income Tax Consequences of the Merger (see page 80)

The merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368 of the Code. Accordingly, holders of GSB common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of GSB common stock for shares of Parkway common stock in the merger, except to the extent of any cash received in lieu of the issuance of a fractional share of Parkway common stock or for dissenting shares.

The U.S. federal income tax consequences described above may not apply to all GSB shareholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

For further information, please see “The Merger – Material United States Federal Income Tax Consequences” beginning on page 80.

GSB’s Shareholders Have Dissenters’ Rights in the Merger (see page 76 and Appendices D and E)

If the merger is completed, North Carolina and federal banking laws give holders of GSB common stock the right to dissent and to demand the fair value of their shares in cash instead of accepting the consideration offered in the merger, by complying with the procedures set forth under the North Carolina Business Corporation Act or the National Bank Act. For more detail regarding dissenters’ rights, see “The Merger – Dissenters’ and Appraisal Rights” beginning on page 76. Parkway shareholders do not have the right to dissent.

Accounting Treatment (see page 80)

The merger will be accounted for under the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States of America.

Regulatory Approvals (see page 80)

The merger requires various approvals or waivers from bank regulatory authorities, including the OCC, the Virginia Bureau of Financial Institutions, and the North Carolina Commissioner of Banks. Approval of the regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to GSB shareholders. As of the date of this joint proxy statement/prospectus, we have not yet received the required regulatory approvals. While we do not know of any reason why we would not be able to obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we will receive them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after completion of the merger.

For a more complete description of the regulatory approvals, please see “The Merger – Regulatory Approvals Required for the Merger” beginning on page 80.

Conditions to Complete the Merger (see page 90)

The respective obligations of Parkway and GSB to effect the merger are subject to the satisfaction or, where permitted, waiver, of each of the following conditions:

•	the approval of the merger by the requisite affirmative vote of the shareholders of Parkway and GSB;

•	the receipt of all regulatory approvals required to consummate the transactions contemplated in the merger agreement;

•	no government authority of competent jurisdiction having issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) prohibiting the merger;

•	the registration statement of which this joint proxy statement/prospectus is a part shall have become effective and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission (the “SEC”); and

•	Parkway and GSB must have received the opinion of Williams Mullen, counsel to Parkway, to the effect that the merger will be treated as a reorganization within the meaning of Section 368 of the Code.

Additionally, the obligation of each of Parkway and GSB to effect the merger is subject to the satisfaction or waiver by Parkway or GSB, as applicable, prior to the Effective Time of each of the following additional conditions:

•	the representations and warranties of the other party to the merger agreement set forth in the merger agreement are true and correct as of the date of the merger agreement and as of the Effective Date, and the other party must have delivered to Parkway or GSB, as applicable, a certificate to such effect signed by such party’s Chief Executive Officer and Chief Financial Officer;

•	the other party to the merger agreement must have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the Effective Time, and must have delivered to Parkway or GSB, as applicable, a certificate to such effect signed by such party’s Chief Executive Officer and Chief Financial Officer;

•	with respect to the obligation of GSB, Parkway and Skyline must have taken all necessary actions to increase the number of directors on the Parkway and Skyline boards of directors and to appoint two non-executive directors of GSB as directors of Parkway and Skyline at the Effective Time;

•	Parkway must have received support and non-competition agreements executed by each member of the board of directors of GSB;

•	the receipt and effectiveness of an employment agreement with Mr. Edwards with respect to his employment following the merger and general releases for Messrs. Edwards and Farthing; and

•	not more than 15% of the outstanding shares of GSB common stock shall constitute dissenting shares.

No assurance is given as to when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

No Solicitation (see page 89)

GSB agreed to a number of limitations with respect to soliciting, negotiating and discussing acquisition proposals involving other potential transactions and certain related matters. The merger agreement does not, however, prohibit GSB from considering an unsolicited bona fide transaction proposal from a third party if certain specified conditions are met.

Termination of the Merger Agreement (see page 91)

The merger agreement can be terminated, and the merger may be abandoned:

•	by the mutual consent of Parkway, Skyline and GSB;

•	by Parkway and Skyline or GSB, at any time prior to the Effective Time, if another party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, provided that such breach or failure cannot be, or has not been, cured within 30 days of receipt of written notice thereof;

•	by Parkway and Skyline or GSB if the merger does not occur on or before December 31, 2018, provided that the failure to consummate the merger did not arise out of or result from the knowing action or inaction of the party seeking to terminate;

•	by Parkway and Skyline (provided that it is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if, for reasons that are within GSB’s reasonable control, the conditions to Parkway and Skyline’s obligations have not been satisfied by GSB within five business days after satisfaction of the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by GSB within 30 days after the giving of written notice of such failure) and have not been waived by Parkway;

•	by GSB (provided that it is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if, for reasons that are within Parkway’s or Skyline’s reasonable control, the conditions to GSB’s obligations have not been satisfied by Parkway within five business days after satisfaction of the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by Parkway within 30 days after the giving of written notice of such failure) and have not been waived by GSB;

•	by Parkway and Skyline or GSB if the approval of any governmental authority required for consummation of the merger and the other transactions contemplated in the merger agreement shall have been denied by final nonappealable action of such governmental authority;

•	by Parkway and Skyline or GSB if any shareholder approval required by the merger agreement is not obtained at the Parkway annual meeting or the GSB special meeting;

•

by Parkway and Skyline, at any time prior to the GSB special meeting, if GSB breaches its obligations with respect to alternate acquisition proposals or if the GSB Board fails to call, give notice of, convene or recommend that its shareholders approve and adopt the merger agreement at the GSB special meeting, withdraws such recommendation, or modifies or changes such recommendation in a manner reasonably likely to lead to the GSB shareholders not approving the merger; or

•	by GSB, at any time prior to the Parkway annual meeting, if the Parkway Board fails to call, give notice of, convene or recommend that its shareholders approve and adopt the merger agreement at the Parkway annual meeting, withdraws such recommendation, or modifies or changes such recommendation in a manner reasonably likely to lead to the Parkway shareholders not approving the merger; or

•	by Parkway and Skyline or GSB prior to the GSB special meeting, in order for GSB to concurrently enter into an agreement with respect to a Superior Proposal (as such term is defined in the merger agreement); provided, however, that (i) the merger agreement may be terminated by GSB only after the fifth business day following Parkway’s receipt of written notice from GSB advising Parkway that GSB is prepared to enter into an agreement with respect to a Superior Proposal and only if, during such five business day period, Parkway does not make an offer to GSB that the GSB Board determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal, and (ii) GSB pays the termination fee discussed below.

Termination Fees (see page 91)

GSB must pay Parkway a termination fee of $575,000 if:

•	Parkway and Skyline terminate the merger agreement because GSB’s board of directors breached its obligations under the merger agreement with respect to alternate acquisition proposals or failed to make its recommendation regarding approval of the merger agreement, withdrew such recommendation, or modified or changed such recommendation in a manner reasonably likely to lead to the GSB shareholders not approving the merger;

•	Parkway and Skyline or GSB, as applicable, terminates the merger agreement in order for GSB to concurrently enter into an agreement with respect to a Superior Proposal;

•	Parkway and Skyline terminate the merger agreement because GSB has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, provided that such breach or failure cannot be cured within 30 days of receipt of written notice thereof, and prior to the date that is 12 months after such termination, GSB or any of its subsidiaries, enters into an Acquisition Agreement or any Acquisition Proposal is consummated (as such terms are defined in the merger agreement);

•	Parkway and Skyline terminate the merger agreement because the conditions to Parkway and Skyline’s obligations have not been satisfied by GSB within five business days after satisfaction of the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by GSB within 30 days after the giving of written notice of such failure) and have not been waived by Parkway, and prior to the date that is 12 months after such termination, GSB or any of its subsidiaries, enters into an Acquisition Agreement or any Acquisition Proposal is consummated; or

•	Parkway and Skyline or GSB, as applicable, terminates the merger agreement because the Parkway shareholders or the GSB shareholders failed to approve the merger at the respective shareholder meeting, and prior to the date that is 12 months after such termination, GSB enters into an Acquisition Agreement or any Acquisition Proposal is consummated.

Parkway Annual Meeting (see page 36)

The Parkway 2018 annual meeting of shareholders is scheduled to take place on [●], [●], 2018 at [●] [●].m., local time, at the [●], [●], [●], Virginia. At the annual meeting, Parkway shareholders will be asked to vote on:

•	the Parkway merger proposal;

•	the director election proposal;

•	the auditor ratification proposal; and

•	the Parkway adjournment proposal.

Holders of Parkway common stock as of the close of business on [●], 2018, are entitled to notice of and to vote at the Parkway annual meeting. As of the record date, there were [●] shares of Parkway common stock outstanding and entitled to vote held by approximately [●] holders of record. Each Parkway shareholder can cast one vote for each share of Parkway common stock owned on the record date.

As of the record date, directors and executive officers of Parkway and their affiliates beneficially owned [●] shares of Parkway common stock.

GSB Special Meeting (see page 44)

The GSB special meeting is scheduled to take place on [●], [●], 2018 at [●] [●].m., local time, at the [●], [●], [●], North Carolina. At the special meeting, GSB shareholders will be asked to vote on:

•	the GSB merger proposal; and

•	the GSB adjournment proposal.

Holders of GSB common stock as of the close of business on [●], 2018, are entitled to notice of and to vote at the GSB special meeting. As of the record date, there were [●] shares of GSB common stock outstanding and entitled to vote held by approximately [●] holders of record. Each GSB shareholder can cast one vote for each share of GSB common stock owned on the record date.

As of the record date, directors and executive officers of GSB and their affiliates beneficially owned [●] shares of GSB common stock.

Each director of GSB has entered into a separate support and non-competition agreement with Parkway. The support and non-competition agreements provide, among other things, that each director will, in such director’s capacity as a shareholder of GSB, and not in his or her role as a director, vote in favor of the merger, not transfer any shares currently owned, and not authorize or induce any person to solicit from any third party any inquiries or proposals relating to the merger. As of the record date, [●] shares, representing approximately [●]% of the aggregate voting power of GSB shares entitled to vote at the GSB special meeting, were subject to a support and non-competition agreement. The support and non-competition agreements also contain negative covenants that limit the ability of GSB’s directors to compete with Parkway or Skyline for a period of 12 months from the effective time of the merger.

Required Shareholder Votes (see pages 37 and 45)

Approval of the Parkway merger proposal requires the affirmative vote of a majority of the outstanding shares of Parkway common stock entitled to vote on the merger as of the close of business on [●], 2018, the record date for the Parkway annual meeting. If you (1) fail to submit a proxy or vote in person at the Parkway annual meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

The election of each nominee named in the director election proposal to the Parkway Board will be approved by the affirmative vote of a plurality of the votes cast at the annual meeting, and approval of the auditor ratification proposal and the Parkway adjournment proposal each requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the Parkway annual meeting, (2) mark “ABSTAIN” (or with respect to election of directors, “WITHHOLD”) on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the Parkway adjournment proposal, it will have no effect on the outcome of the vote on such proposals.

Approval of the GSB merger proposal requires the affirmative vote of at least two-thirds of the outstanding shares of GSB common stock entitled to vote on the merger as of the close of business on [●], 2018, the record date for the GSB special meeting. If you (1) fail to submit a proxy or vote in person at the GSB special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the GSB adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the GSB special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your bank or broker how to vote with respect to the GSB adjournment proposal, it will have no effect on the outcome of the vote on that proposal.

No Restrictions on Resale (see page 80)

All shares of Parkway common stock received by GSB shareholders in the merger will be freely tradable, except that shares of Parkway received by persons who are or become affiliates of Parkway for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

Comparative Rights of Shareholders (see page 169)

The rights of GSB shareholders who continue as Parkway shareholders after the merger will be governed by Virginia law and the articles of incorporation and bylaws of Parkway, which are different from North Carolina law and GSB’s existing articles of incorporation and bylaws.

For more information, please see “Comparison of Shareholders’ Rights” beginning on page 169.

Risk Factors (see page 24)

Before voting at the shareholder meetings, you should carefully consider all of the information contained in this joint proxy statement/prospectus, including the risk factors set forth in the “Risk Factors” section beginning on page 24.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PARKWAY

The following table sets forth certain of Parkway’s consolidated financial data as of the end of and for each of the years in the five-year period ended December 31, 2017. The historical consolidated financial information as of the end of and for each of the years in the five-year period ended December 31, 2017, is derived from Parkway’s audited consolidated financial statements. Because, as discussed above, Parkway had no business operations prior to its merger with Grayson and Cardinal that became effective on July 1, 2016, the selected historical financial data below as of and for periods prior to July 1, 2016 reflects the operations of Grayson prior to its merger into Parkway

The selected historical financial data below is only a summary and should be read in conjunction with Parkway’s consolidated financial statements and their accompanying notes that are included elsewhere in this joint proxy statement/prospectus.

	2017	2016	2015	2014	2013
	(Amounts in thousands, except per share amounts)
Summary of Operations
Interest income	$22,274	$17,562	$12,703	$12,996	$12,858
Interest expense	1,474	1,728	2,226	2,600	2,992

Net interest income	20,800	15,834	10,477	10,396	9,866
Provision for (reduction of) loan losses	217	(5)	(187)	294	1,233
Other income	4,228	4,570	2,511	2,961	2,598
Other expense	19,280	16,816	11,580	11,902	11,455
Income taxes (benefit)	3,104	1,175	598	295	(229)

Net income	$2,427	$2,418	$997	$866	$5

Per Share Data
Net income	$0.48	$0.60	$0.58	$0.50	$—
Cash dividends declared	0.16	0.12	0.10	—	—
Book value	11.39	11.05	17.83	17.43	16.39
Year-end Balance Sheet Summary
Loans, net	$421,418	$408,548	$237,798	$218,805	$207,107
Investment securities	50,675	62,540	56,050	69,037	70,404
Total assets	547,961	558,856	331,760	333,064	331,461
Deposits	488,441	499,387	279,876	282,136	282,376
Stockholders’ equity	57,182	55,466	30,656	29,698	28,167
Selected Ratios
Return on average assets	0.44%	0.55%	0.30%	0.26%	0.00%
Return on average equity	4.28%	5.62%	3.22%	2.93%	0.02%
Average equity to average assets	10.32%	9.78%	9.33%	8.94%	8.71%

SELECTED HISTORICAL FINANCIAL DATA OF GSB

The following table sets forth certain of GSB’s financial data as of the end of and for each of the years in the five-year period ended December 31, 2017. The historical financial information as of the end of and for each of the years in the five-year period ended December 31, 2017, is derived from GSB’s audited financial statements.

The selected historical financial data below is only a summary and should be read in conjunction with GSB’s financial statements and their accompanying notes that are included elsewhere in this joint proxy statement/prospectus.

	2017	2016	2015	2014	2013
	(Amounts in thousands, except per share amounts)
Summary of Operations
Interest income	$4,886	$4,342	$3,737	$3,481	$3,094
Interest expense	897	682	591	543	550

Net interest income	3,989	3,660	3,146	2,938	2,544
Provision for loan losses	158	154	87	106	179
Other income	185	443	115	121	157
Other expense	3,031	2,576	2,321	1,969	1,895
Income tax expense (benefit)	534	481	334	365	(140)

Net income	$451	$892	$519	$619	$767

Per Share Data
Net income	$0.48	$0.94	$0.55	$0.65	$0.81
Cash dividends declared	0.07	0.06	0.06	—	0.05
Book value	12.76	12.38	11.53	11.07	10.41
Year-end Balance Sheet Summary
Loans, net	$96,238	$81,136	$71,029	$62,701	$55,817
Investment securities	10,073	10,202	10,811	13,727	14,157
Bank Agency securities	505	493	499	489	441
Total assets	138,733	118,006	104,796	93,616	87,070
Deposits	124,286	103,734	92,916	80,870	75,552
Stockholders’ equity	12,102	11,748	10,941	10,504	9,873
Selected Ratios
Return on average assets	0.34%	0.80%	0.52%	0.69%	0.94%
Return on average equity	3.73%	7.89%	4.80%	6.08%	7.98%
Average equity to average assets	9.15%	10.18%	10.76%	11.28%	11.79%

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following pro forma information has been derived from and should be read in conjunction with Parkway’s consolidated financial statements and GSB’s financial statements for the year ended December 31, 2017, included elsewhere in this joint proxy statement/prospectus. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” section beginning on page 95 and the other financial information contained elsewhere in this joint proxy statement/prospectus.

As of and For the Year Ended December 31, 2017
(Amounts in thousands, except per share amounts)
Parkway Pro Forma Combined Consolidated Statements of Income
Total interest income	$27,160
Total interest expense	2,357
Net interest income	24,803
Provision for loan losses	(375)
Non-interest income	4,414
Non-interest expense	22,433
Income before income tax expense	6,409
Income tax expense	3,615
Net income	2,793
Net income available to common shareholders	2,793

Parkway Pro Forma Common Share Data
Basic earnings per share	$0.45
Diluted earnings per share	0.45
Cash dividends per share	0.13

Parkway Pro Forma Consolidated Balance Sheet
Investment securities	$60,747
Loans	520,685
Total assets	687,241
Deposits	612,795
Borrowings	2,000
Common shareholders’ equity	69,763

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table shows per common share data regarding basic and diluted net income, book value and cash dividends per share for (1) Parkway and GSB on a historical basis, (2) Parkway after giving effect to the merger and (3) GSB on a pro forma equivalent basis. The pro forma basic and diluted net income per share information was computed as if the merger had been completed on January 1, 2017. The pro forma book value per share information was computed as if the merger had been completed on December 31, 2017.

The following pro forma information has been derived from and should be read in conjunction with Parkway’s consolidated financial statements and GSB’s financial statements for the year ended December 31, 2017, included elsewhere in this joint proxy statement/prospectus. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the net income per share, book value per share, operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future net income per share, book value per share, operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of Parkway as the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” section beginning on page 95 and the other financial information contained elsewhere in this joint proxy statement/prospectus.

As of and For the Year Ended December 31, 2017
Parkway Historical
Net income per common share (basic and diluted)	$0.48
Book value per common share (basic and diluted)	11.39
Cash dividends declared per share	0.16
GSB Historical
Net income per common share (basic and diluted)	$0.48
Book value per common share (basic and diluted)	12.76
Cash dividends declared per share	0.07
Parkway Pro Forma Combined
Net income per common share (basic and diluted)	$0.45
Book value per common share (basic and diluted)	11.30
Cash dividends declared per share	0.13
Pro Forma GSB Equivalent(1)
Net income per common share (basic and diluted)	$0.54
Book value per common share (basic and diluted)	13.67
Cash dividends declared per share	0.16

(1)	GSB shareholders will receive 1.21 shares of Parkway common stock for each share of GSB common stock.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Parkway common stock is quoted on the OTC Markets Group’s OTCQX marketplace under the symbol “PKKW.” As of [●], 2018, there were [●] shares of Parkway common stock outstanding held by [●] holders of record. Parkway’s common stock began quotation on the OTC Market on or about August 31, 2016, before which there was no trading market and no market price for Parkway’s common stock. The closing price of Parkway common stock on February 28, 2018, the last trading day before the public announcement of the signing of the merger agreement, and on [●], 2018, the latest practicable date before the date of this joint proxy statement/prospectus, was $12.25 and $[●], respectively.

GSB common stock trades in the over-the-counter market and is quoted on the OTC Pink marketplace under the symbol “GSTB.” As of [●], 2018, there were [●] shares of GSB common stock outstanding held by [●] holders of record. However, the trading market for GSB common stock is limited and not active. The stock is not listed on an exchange, and it trades infrequently, usually in privately negotiated transactions between individual shareholders. The sales price in the latest sale of GSB common stock, as reported on the OTC Pink marketplace, that occurred on or before February 28, 2018, the last trading day before the public announcement of the signing of the merger agreement, and [●], 2018, the latest practicable date before the date of this joint proxy statement/prospectus, was $12.00 and $[●], respectively.

The actual market prices for Parkway common stock may change. Because the exchange ratio is fixed, the number of shares that GSB shareholders receive in the merger will not change. The value of those shares, however, may change following completion of the merger based on the trading price of Parkway common stock. After the completion of the merger, there will be no further trading in GSB common stock.

The table below sets forth, for the calendar quarters indicated, the high and low closing prices per share of Parkway and the high and low bid prices per share for GSB common stock and the dividends declared per share of Parkway and GSB, respectively. The following data regarding shares is provided for informational purposes only and should not be viewed as indicative of the actual or market value of shares of Parkway common stock or GSB common stock. The bid prices for GSB common stock are as reported by Bloomberg L.P. and represent interdealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

	Parkway Common Stock			GSB Common Stock
	High Closing Price	Low Closing Price	Dividends Declared	High Bid Price	Low Bid Price	Dividends Declared
2016
First quarter	$—	$—	$—	$11.00	$10.00	0.06
Second quarter	—	—	—	10.00	8.00	—
Third quarter	8.25	7.96	0.06	8.00	7.25	—
Fourth quarter	8.75	8.05	—	7.30	6.80	—
2017
First quarter	9.60	8.60	0.08	9.10	7.25	0.07
Second quarter	10.50	9.55	—	11.35	9.00	—
Third quarter	11.25	10.30	0.08	11.00	10.10	—
Fourth quarter	12.75	11.21	—	11.05	10.58	—
2018
First quarter	12.99	12.10	0.10	15.00	11.05	0.07
Second quarter (through April 12, 2018)	13.00	12.75	—	14.85	14.85	—

The following table sets forth the closing sale prices per share of Parkway common stock as reported on the OTC Markets Group’s OTCQX marketplace on or before February 28, 2018, the last trading day before Parkway and GSB announced the signing of the merger agreement, and on [●], 2018, the last trading day before the date of this joint proxy statement/prospectus. The table also sets forth the sales price of the latest sale of GSB common stock as reported on the OTC Pink marketplace that occurred on or before February 28, 2018 and [●], 2018. The following table also includes the equivalent price per share of GSB common stock on those dates. The equivalent per share price reflects the value on each date of the Parkway common stock that would have been received by GSB shareholders if the merger had been completed on those dates, based on the exchange ratio of 1.21 shares of Parkway common stock for each share of GSB common stock and the closing sales prices of Parkway common stock.

	Parkway Common Stock	GSB Common Stock	Equivalent Market Value per Share of GSB Common Stock
February 28, 2018	$12.25	$12.00	$14.82
[●], 2018	[●]	[●]	[●]

You are advised to obtain current market quotations for Parkway and GSB common stock. The market price of Parkway common stock at the Effective Date or at the time former shareholders of GSB receive certificates evidencing shares of Parkway common stock after the merger is completed may be higher or lower than the market price at the time the merger agreement was executed, at the date of mailing of this joint proxy statement/prospectus or at the time of the shareholder meetings.

Parkway’s ability to distribute cash dividends depends primarily on the ability of Skyline to pay dividends to it. Parkway is a legal entity, separate and distinct from its subsidiaries. A significant portion of Parkway’s revenues result from dividends paid to it by Skyline. There are various legal limitations applicable to the payment of dividends by Skyline to Parkway and to the payment of dividends by Parkway to its shareholders. As a national bank, Skyline is subject to certain restrictions on its reserves and capital imposed by federal banking statutes and regulations. Under OCC regulations, a national bank may not declare a dividend in excess of its undivided profits. Additionally, a national bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the national bank in any calendar year exceeds the total of the national bank’s retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the OCC. A national bank may not declare or pay any dividend if, after making the dividend, the national bank would be “undercapitalized,” as defined in regulations of the OCC. In addition, under the current supervisory practices of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), Parkway should inform and consult with its regulators reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to Parkway’s capital structure.

The final determination of the timing, amount and payment of dividends on Parkway’s common stock is at the discretion of the Parkway Board and will depend upon the earnings of Parkway and its subsidiaries, principally Skyline, its financial condition and other factors, including general economic conditions and applicable governmental regulations and policies.

Following its organization in 2008, GSB paid its first cash dividend of $0.05 per share during 2013. Since that time, GSB has paid cash dividends of $0.06 per share during each of 2015 and 2016, and $0.07 per share during 2017, and during February 2018 the GSB Board declared a cash dividend of $0.07 per share which is payable during May 2018. In the future, the decision to pay any cash dividend on GSB common stock would depend on the GSB Board’s evaluation of GSB’s operating results, financial condition, capital, future growth plans, general business conditions, and other relevant considerations.

Under North Carolina law, the GSB Board may declare cash dividends on GSB common stock as it deems proper, provided that GSB does not make distributions that reduce its capital below required capital levels. However, without the approval of the Federal Reserve Board, GSB may not declare or pay dividends during any calendar year that, in the aggregate, would exceed the sum of its net income during the current calendar year and its retained net income from the prior two calendar years. GSB’s ability to pay dividends also may be restricted by the need to maintain capital at levels that are above required minimum levels or otherwise to retain earnings to support its business.

Certain other statutory and regulatory restrictions also apply to the payment of dividends on GSB common stock. Under federal banking law, no dividend may be paid at any time when a bank is undercapitalized or insolvent, or when payment of the dividend would render it undercapitalized or insolvent and, under the Federal Deposit Insurance Act, no dividend may be paid by an insured bank while it is in default on any deposit insurance assessment that is due the FDIC.

RISK FACTORS

The merger, including the issuance of Parkway common stock and the other transactions contemplated by the merger agreement, involves significant risks. Parkway shareholders and GSB shareholders should carefully read and consider the following factors in deciding whether to vote for the merger proposal.

Risks Related to the Merger

Because the market price of Parkway common stock will fluctuate, GSB shareholders cannot be certain of the market value of the merger consideration that they will receive.

Upon completion of the merger, each share of GSB common stock will be converted into the merger consideration consisting of 1.21 shares of Parkway common stock. The market value of the merger consideration received by GSB shareholders will vary with the market price of Parkway common stock, and there will be no adjustment to the merger consideration for changes in the market price of either shares of Parkway common stock or shares of GSB common stock. Parkway’s stock price changes daily as a result of a variety of other factors in addition to the business and relative prospects of Parkway, including general market and economic conditions, industry trends, and the regulatory environment. These factors are beyond Parkway’s control. Therefore, at the time of the GSB special meeting, holders of GSB common stock will not know the precise market value of the consideration they will receive at the effective time of the merger. Shareholders should obtain current market quotations for shares of Parkway common stock and for shares of GSB common stock.

The companies may fail to realize the cost savings the companies estimate for the merger.

The success of the merger will depend in part on the companies’ ability to realize the anticipated benefits and estimated cost savings from combining the businesses of Skyline and GSB. Parkway’s and GSB’s management originally estimated that annual cost savings of approximately $900 thousand would be realized from the merger. While the companies believe, as of the date of this joint proxy statement/prospectus, that these cost savings estimates are achievable, it is possible that the potential cost savings may be more difficult to achieve than the companies anticipate. The companies’ cost savings estimates also depend on their ability to combine the businesses of Skyline and GSB in a manner that permits those cost savings to be realized. The anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

Combining the two banks may be more difficult, costly or time-consuming than expected, or could result in the loss of customers.

The companies have operated, and, until the completion of the merger, will continue to operate, independently. The success of the merger will depend on a number of factors, including, but not limited to the combined company’s ability to:

•	Timely and successfully integrate the operations of Skyline and GSB;

•	Retain key employees of GSB, and retain and attract qualified personnel to Skyline and GSB; and

•	Maintain existing relationships with customers, suppliers and vendors of Skyline and GSB.

It is possible that the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement may be completed, various approvals or waivers must be obtained from bank regulatory authorities, including the OCC, the Virginia Bureau of Financial

Institutions and the North Carolina Commissioner of Banks. These regulators may impose conditions on the granting of such approvals or changes to the terms of the merger. Such conditions or changes and the process of obtaining regulatory approvals or waivers could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Parkway following the merger. The regulatory approvals or waivers may not be received at all, may not be received in a timely fashion or may contain conditions on the completion of the merger that are burdensome, not anticipated or cannot be met. If the necessary governmental approvals or waivers contain such conditions, the business, financial condition and results of operations of Parkway may be materially adversely affected.

A significant delay in the completion of the merger could negatively impact Parkway and GSB as a combined company.

The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions include, among others: (1) approval of the merger agreement by Parkway shareholders and GSB shareholders, (2) receipt of all required approvals from bank regulatory authorities and expiration of all applicable waiting periods, (3) absence of any statute, rule, regulation, judgment, decree, injunction or other order prohibiting the completion of the merger and (4) effectiveness of the registration statement of which this joint proxy statement/prospectus is a part.

If these conditions to the completion of the merger are not fulfilled when expected and, accordingly, the completion of the merger is delayed, the diversion of management attention from pursuing other opportunities, the constraints in the merger agreement on the ability to make significant changes to each company’s ongoing business during the pendency of the merger, the incurrence of additional merger-related expenses, and other market and economic factors could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The fairness opinions received by Parkway and GSB in connection with the merger have not been, and are not expected to be, updated to reflect changes in circumstances between the dates of the opinions and the completion of the merger.

The fairness opinions rendered by Raymond James, financial advisor to Parkway, and Performance Trust, financial advisor to GSB, on March 1, 2018, speak only as of that date. Because neither Parkway nor GSB anticipates asking its financial advisor to update its opinion, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed or as of any other date other than the date of such opinion. Accordingly, the fairness opinions will not reflect subsequent changes in the operations and prospects of Parkway or GSB, general market and economic conditions and other factors that may be beyond the control of Parkway or GSB, and upon which the financial advisors’ opinions were based, and that may significantly alter the value of Parkway or GSB, the prices of the shares of Parkway common stock or GSB common stock, or the value of Parkway, as the combined company, by the time the merger is completed.

If the merger is completed, GSB shareholders will have less influence on the management and policies of Parkway than they had on GSB before the merger.

After the merger is complete, it is anticipated that between approximately 18.6% and 20.4% of the shares of Parkway will be held by former shareholders of GSB, depending on whether and how the GSB Warrants are exercised prior to closing or exchanged for cash or shares of Parkway common stock at closing. Consequently, shareholders of GSB will have significantly less influence on the management and policies of Parkway after the merger than they now have on the management and policies of GSB. In addition, the Parkway Board currently consists of 13 members, and, upon consummation of the merger, Parkway will add two additional members that were non-executive directors of GSB.

Parkway may have difficulty managing future growth and competition in the western North Carolina market due to its previous limited operations in that market.

Parkway’s primary market area is currently the Virginia counties of Grayson, Floyd, Carroll, Wythe, Montgomery and Roanoke, the North Carolina counties of Alleghany and Ashe, and the surrounding areas. GSB’s primary market is currently the North Carolina counties of Wilkes, Watauga and Yadkin. The banking business in western North Carolina is competitive, and the level of competition may increase further. After the merger is complete, there can be no assurance that Parkway will be able to successfully compete in this competitive market, or that it will be able to successfully manage additional growth in western North Carolina. Because of Parkway’s limited participation in western North Carolina prior to the merger with GSB, there may be unexpected challenges and difficulties that could adversely affect Parkway’s operations.

Risks Related to Parkway’s Business

An investment in Parkway’s common stock involves certain risks, including those described below. The risks discussed below are substantially similar to those which GSB currently faces as an independent company in the banking industry. Unless otherwise indicated or as the context requires, all references in this section to “we,” “us” and “our” refer to Parkway or Skyline, as appropriate.

We may be adversely affected by economic conditions in our market area.

We are located in southwestern Virginia, and our local economy is heavily influenced by the furniture and textile industries, both of which have been in decline in recent years. Further changes in the economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. Higher unemployment rates may lead to future increases in past-due and nonperforming loans thus having a negative impact on the earnings of Skyline. An additional, significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control, would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and performance.

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market area. At December 31, 2017, we had $383.6 million of such loans outstanding, or 90.29% of its total loans. A major change in the real estate market, such as deterioration in the value of this collateral, or in the local or national economy, could adversely affect our customers’ ability to pay these loans, which in turn could impact us. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Should our loan quality deteriorate, and our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. In addition, we maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses within our loan portfolio. We could sustain losses if we incorrectly assess the creditworthiness of our borrowers or fail to detect or respond to deterioration in asset quality in a timely manner. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations.

The amount of future loan losses will be influenced by changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in the loan portfolio, we cannot precisely predict such losses or be certain that the loan loss allowance will be adequate in the future. While the risk of nonpayment is inherent in banking, we could experience greater nonpayment levels than we anticipate. Further deterioration in the quality of our loan portfolio could cause our interest income and net interest margin to decrease and our provisions for loan losses to increase further, which could adversely affect our results of operations and financial condition.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of management. Any increase in the amount of the provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results and financial condition.

An inability to maintain our regulatory capital position could adversely affect our operations.

As of December 31, 2017, Skyline was classified as “well capitalized” for regulatory capital purposes. If we do not maintain the expected levels of regulatory capital in the future, it could increase the regulatory scrutiny on Parkway and Skyline, and the OCC could establish individual minimum capital ratios or take other regulatory actions against us. Further, if Skyline were no longer “well capitalized” for regulatory capital purposes, it would not be able to offer interest rates on deposit accounts that are significantly higher than the average rates in its market area. As a result, it may be more difficult for us to increase deposits. If we are not able to attract new deposits, our ability to fund our loan portfolio may be adversely affected. In addition, we would pay higher insurance premiums to the Federal Deposit Insurance Corporation (“FDIC”), which would reduce our earnings.

Our ability to maintain adequate sources of liquidity may be negatively impacted by the economic environment which could adversely affect our financial condition and results of operations.

In managing our consolidated balance sheet, we depend on cash and due from banks, federal funds sold, loan and investment security payments, core deposits, lines of credit with correspondent banks and lines of credit with the Federal Home Loan Bank to provide sufficient liquidity to meet our commitments and business needs, and to accommodate the transaction and cash management needs of clients. The availability of these funding sources is highly dependent upon the perception of the liquidity and creditworthiness of the financial institution, and such perception can change quickly in response to market conditions or circumstances unique to a particular company. Any event that limits our access to these sources, such as a decline in the confidence of debt purchasers, or our depositors or counterparties, may adversely affect our liquidity, financial position, and results of operations.

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability will depend in substantial part upon the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. Changes in interest rates will affect our operating performance and financial condition in diverse ways including the pricing of securities, loans and deposits and the volume of loan originations in our mortgage-origination office. We attempt to minimize our exposure to interest rate risk, but we will be unable to eliminate it. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally.

We may be adversely impacted by changes in market conditions.

We are directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions.

As a financial institution, market risk is inherent in the financial instruments associated with our operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt and trading account assets and liabilities. A few of the market conditions that may shift from time to time, thereby exposing us to market risk, include fluctuations in interest rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Our investment securities portfolio, in particular, may be impacted by market conditions beyond our control, including rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and inactivity or instability in the credit markets. Any changes in these conditions, in current accounting principles or interpretations of these principles could impact our assessment of fair value and thus the determination of other-than-temporary impairment of the securities in the investment securities portfolio.

Our small-to-medium sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our business development and marketing strategy primarily to serve the banking and financial services needs of small and medium sized businesses. These businesses generally have less capital or borrowing capacity than larger entities. If general economic conditions adversely affect this major economic sector in our markets, our results of operations and financial condition may be adversely affected.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face vigorous competition from other banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent, we also compete with other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, insurance companies and governmental organizations which may offer more favorable financing than we can. Many of our non-bank competitors are not subject to the same extensive regulations that govern us. As a result, these non-bank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

Our ability to operate profitably may be dependent on our ability to implement various technologies into our operations.

The market for financial services, including banking and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, online banking and tele-banking. Our ability to compete successfully in our market may depend on the extent to which we are able to exploit such technological changes. If we are not able to afford such technologies, properly or timely anticipate or implement such technologies, or effectively train our staff to use such technologies, our business, financial condition or operating results could be adversely affected.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. The activity and prominence of so-called marketplace lenders and other technological financial service companies have grown significantly over recent years and are expected to continue growing. In addition, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions, such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. If we are unable to address the competitive pressures that we face, we could lose market share, which could result in reduced net revenue and profitability and lower returns. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Our exposure to operational risk may adversely affect our business.

We are exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Reputational risk, or the risk to our earnings and capital from negative public opinion, could result from our actual alleged conduct in any number of activities, including lending practices, corporate governance, regulatory compliance or the occurrence of any of the events or instances mentioned below, or from actions taken by government regulators or community organizations in response to that conduct. Negative public opinion could also result from adverse news or publicity that impairs the reputation of the financial services industry generally.

Further, if any of our financial, accounting, or other data processing systems fail or have other significant shortcomings, we could be adversely affected. We depend on internal systems and outsourced technology to support these data storage and processing operations. Our inability to use or access these information systems at critical points in time could unfavorably impact the timeliness and efficiency of our business operations. We could be adversely affected if one of our employees causes a significant operational break-down or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. We are also at risk of the impact of natural disasters, terrorism and international hostilities on our systems or for the effects of outages or other failures involving power or communications systems operated by others.

Misconduct by employees could include fraudulent, improper or unauthorized activities on behalf of clients or improper use of confidential information. We may not be able to prevent employee errors or misconduct, and the precautions we take to detect this type of activity might not be effective in all cases. Employee errors or misconduct could subject us to civil claims for negligence or regulatory enforcement actions, including fines and restrictions on our business. In addition, there have been instances where financial institutions have been victims of fraudulent activity in which criminals pose as customers to initiate wire and automated clearinghouse transactions out of customer accounts. Although we have policies and procedures in place to verify the authenticity of our customers, we cannot assure that such policies and procedures will prevent all fraudulent transfers. Such activity can result in financial liability and harm to our reputation.

If any of the foregoing risks materialize, it could have a material adverse affect on our business, financial condition and results of operations.

Our operations depend upon third party vendors that perform services for us.

We are reliant upon certain external vendors to provide products and services necessary to maintain our day-to-day operations, including data processing and interchange and transmission services for the ATM network. Accordingly, our success depends on the services provided by these vendors, and our operations are exposed to risk that these vendors will not perform in accordance with the contracted service agreements. Although we maintain a system of policies and procedures designed to monitor and mitigate vendor risks, the failure of an external vendor to perform in accordance with the contracted arrangements under service agreements could disrupt our operations, which could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our operations may be adversely affected by cybersecurity risks.

In the ordinary course of business, we collect and store sensitive data, including proprietary business information and personally identifiable information of our customers and employees, in systems and on networks. The secure processing, maintenance and use of this information is critical to our operations and business strategy. We have invested in accepted technologies and review processes and practices that are designed to protect our networks, computers and data from damage or unauthorized access. Despite these security measures, our computer systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. A breach of any kind could compromise systems and the information stored there could be accessed, damaged or disclosed. A breach in security could result in legal claims, regulatory penalties, disruption in operations and damage to our reputation, which could adversely affect our business.

Our inability to successfully manage growth or implement our growth strategy may adversely affect our results of operations and financial condition.

A key aspect of our long-term business strategy is our continued growth and expansion. We may not be able to successfully implement this strategy if we are unable to identify attractive expansion locations or opportunities in the future. In addition, our successful implementation and management of growth will be contingent upon whether we can maintain appropriate levels of capital to support our growth, maintain control over expenses, maintain adequate asset quality, attract talented bankers and successfully integrate into the organization any branches or businesses acquired. As we continue to implement our growth strategy, we expect to incur increased personnel, occupancy and other operating expenses. In many cases, our expenses will increase prior to the income we expect to generate from the growth. For instance, in the case of new branches, we must absorb these expenses prior to or as we begin to generate new deposits, and there is a further time lag involved in redeploying the new deposits into attractively priced loans and other higher yielding earning assets. Thus, our plans to branch or expand loan or mortgage operations could depress earnings in the short run, even if we are able to efficiently execute our strategy.

Our profitability may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

We are subject to extensive supervision by several governmental regulatory agencies at the federal and state levels. Recently enacted, proposed and future banking legislation and regulations have had, and will continue to have, a significant impact on the financial services industry. These regulations, which are intended to protect depositors and not our shareholders, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably and can be expected to influence our earnings and growth. Our success depends on our continued ability to comply with these regulations.

We may be subject to more stringent capital requirements, which could adversely affect our results of operations and future growth.

In 2013, the Federal Reserve, the FDIC and the OCC approved a new rule that substantially amends the regulatory risk-based capital rules applicable to us. The final rule implements the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The final rule included new minimum risk-based capital and leverage ratios that became effective for us on January 1, 2015, and refined the definition of what constitutes “capital” for purposes of calculating these ratios. The new minimum capital requirements are: (i) a new common equity Tier 1 (“CET1”) capital ratio of 4.5%; (ii) a Tier 1 to risk-based assets capital ratio of 6%, which is increased from 4%; (iii) a total capital ratio of 8%, which is unchanged from the current rules; and (iv) a Tier 1 leverage ratio of 4%. The final rule also establishes a “capital conservation buffer” of 2.5% above the new regulatory minimum capital ratios, and when fully effective in 2019, will result in the following minimum ratios: (a) a common equity Tier 1 capital ratio of 7.0%; (b) a Tier 1 to risk-

based assets capital ratio of 8.5%; and (c) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase each year until fully implemented in January 2019. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such activities. In addition, the final rule provides for a number of new deductions from and adjustments to capital and prescribes a revised approach for risk weightings that could result in higher risk weights for a variety of asset categories. In February 2015, the agencies increased the filing threshold to exempt holding companies under $1 billion concerning computing and reporting consolidated capital ratios. Therefore, currently, the new BASEL III ratios are applicable to Skyline.

The application of these more stringent capital requirements for us could, among other things, result in lower returns on equity, require the raising of additional capital, adversely affect our future growth opportunities, and result in regulatory actions such as a prohibition on the payment of dividends or on the repurchase shares if we were unable to comply with such requirements.

The full impact of changes to federal tax laws is uncertain and may negatively impact our financial performance.

We are subject to changes in tax law that could increase our effective tax rates. These law changes may be retroactive to previous periods and, as a result, could negatively affect our current and future financial performance.

The Tax Cuts and Jobs Act, the full impact of which is subject to further evaluation and analysis, is likely to have both positive and negative effects on our financial performance. For example, the new legislation will result in a reduction in our federal corporate tax rate from 34% to 21% beginning in 2018, which is expected to have a favorable impact on our earnings and capital generation abilities. However, the new legislation also enacted limitations on certain deductions, which could partially offset the anticipated increase in net earnings from the lower tax rate. In addition, as a result of the lower corporate tax rate, we are required under U.S. generally accepted accounting principles (“GAAP”) to record a tax expense due to remeasurement in the fourth quarter of 2017 with respect to our deferred tax asset amounting to $1.4 million. Further, the full impact of the Tax Act may differ from the foregoing and from our expectations, possibly materially, due to changes in interpretations or in assumptions that we have made or that we make in 2018, guidance or regulations that may be promulgated, and other actions that we may take as a result of the Tax Act.

Similarly, Skyline’s customers are likely to experience varying effects from both the individual and business tax provisions of the Tax Act. For example, changes to tax deductibility of business interest expense could impact business customer borrowing. Such effects, whether positive or negative, may have a corresponding impact on our business and the economy as a whole.

Government measures to regulate the financial industry could materially affect our businesses, financial condition or results of operations.

As a financial institution, we are heavily regulated at the state and federal levels. Banking regulations generally are intended to protect depositors, not investors, and regulators have broad interpretive and enforcement powers beyond our control that may change rapidly and unpredictably and could influence our earnings and growth. Future changes in these laws or regulations or their interpretations or enforcement could be materially adverse to us and our shareholders.

Further, as a result of the financial crisis and related global economic downturn that began in 2008, we have faced, and expect to continue to face, increased public and legislative scrutiny as well as stricter and more comprehensive regulation of our financial services practices. In July 2010, the Dodd-Frank Act was signed into law. Many of the provisions of the Dodd-Frank Act have begun to be or will be phased in over the next several months or years and will be subject both to further rulemaking and the discretion of applicable regulatory bodies. Although we cannot predict the full effect of the Dodd-Frank Act on our operations, it, as well as the future rules implementing its reforms, could impose significant additional costs on us, limit the products we offer, limit our ability to pursue business opportunities in an efficient manner, require us to increase our regulatory capital, impact the values of assets that we hold, significantly reduce our revenues or otherwise materially and adversely affect our businesses, financial condition, or results of operations. The ultimate impact of the final rules on our businesses and results of operations, however, will depend on regulatory interpretation and rulemaking, as well as the success of our actions to mitigate the negative earnings impact of certain provisions.

Risks Related to Parkway’s Common Stock

Parkway’s ability to pay dividends is limited, and Parkway may be unable to pay future dividends.

Parkway’s ability to pay dividends will be limited by regulatory restrictions and the need to maintain sufficient capital in Parkway and Skyline following the merger. The ability of Skyline to pay dividends to Parkway also will be limited by the bank’s obligations to maintain sufficient capital, earnings and liquidity and by other general restrictions on its dividends under federal bank regulatory requirements. See “Comparative Per Share Market Price and Dividend Information” beginning on page 21. Any future financing arrangements that Parkway enters into may also limit its ability to pay dividends to its shareholders. If we do not satisfy these regulatory requirements or arrangements, Parkway will be unable to pay dividends on its common stock. Further, even if Parkway has earnings and available cash in an amount sufficient to pay dividends to its shareholders, the Parkway Board, in its sole discretion, may decide to retain them and therefore not pay dividends in the future.

If Parkway issues additional shares of common stock or other equity securities after the merger, your beneficial ownership percentage will be diluted.

Following the completion of the merger, the Parkway Board, without the approval of shareholders, could from time to time decide to issue additional shares of common stock or shares of preferred stock, which may dilute your holdings. Any sale of additional shares of Parkway common stock may be at prices lower than the market value of the shares you receive in the merger or on terms better than those of the shares you receive in the merger. In addition, new investors may have rights, preferences and privileges that are senior to, and that could adversely affect, Parkway’s existing shareholders. For example, preferred stock would be senior to common stock in right of dividends and as to distributions in liquidation. Parkway cannot predict or estimate the amount, timing, or nature of its future offerings of its equity securities. Thus, Parkway shareholders bear the risk of future offerings diluting their stock holdings, adversely affecting their rights as shareholders, and/or reducing the market price of Parkway common stock.

Certain provisions under Parkway’s articles of incorporation and Virginia corporate law may make it difficult for others to obtain control of Parkway even if such a change in control may be favored by some shareholders.

Certain provisions in Parkway’s articles of incorporation and applicable Virginia corporate law may have the effect of discouraging a change of control of Parkway even if such a transaction is favored by some of its shareholders and could result in shareholders receiving a substantial premium over the then-current market price of Parkway common stock. The primary purpose of these provisions is to encourage negotiations with Parkway’s management by persons interested in acquiring control of Parkway. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director. See “Description of Parkway Capital Stock – Antitakeover Provisions of Parkway’s Articles of Incorporation, Bylaws, and Virginia Law” beginning on page 165.

An investment in Parkway common stock is not an insured deposit.

Parkway’s common stock is not a bank deposit and, therefore, it is not insured against loss by the Federal Deposit Insurance Corporation or by any other public or private entity. An investment in Parkway common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this joint proxy statement/prospectus and is subject to the same market forces that affect the price of common stock in any company and, as a result, you may lose some or all of your investment.

Parkway’s bylaws designate a circuit court or federal court with jurisdiction over the County of Grayson, Virginia as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Parkway’s shareholders, which could limit the ability of Parkway’s shareholders to select a judicial forum viewed by the shareholders as more favorable for disputes with Parkway and Parkway’s directors, officers or employees.

Section 5.6 of Parkway’s bylaws provides that a circuit court or a federal district court with jurisdiction over the County of Grayson, Virginia shall be the sole and exclusive forum for (i) any derivative action brought on behalf of Parkway; (ii) any action for breach of duty to Parkway or Parkway’s shareholders by any current or former officer or director of Parkway; or (iii) any action against Parkway or any current or former officer or director of Parkway arising pursuant to the Virginia Stock Corporation Act or Parkway’s articles of incorporation or bylaws. Any person or entity purchasing or otherwise acquiring any interest in shares of Parkway’s capital stock shall be deemed to have notice of and to have consented to the provisions of Parkway’s bylaws related to choice of forum. These provisions would prevent a shareholder from selecting a different judicial forum for disputes with Parkway, which may discourage such lawsuits against Parkway and Parkway’s directors, officers and employees. Alternatively, if a court were to find the choice of forum provision contained in Parkway’s bylaws to be inapplicable or unenforceable in an action, Parkway may incur additional costs associated with resolving such action in other jurisdictions, which could harm Parkway’s business, operating results and financial condition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This joint proxy statement/prospectus reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Parkway and GSB. These forward-looking statements are subject to a number of factors and uncertainties which could cause Parkway’s or GSB’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and Parkway and GSB do not assume any duty to update forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Parkway and GSB, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Parkway’s and GSB’s plans, objectives, expectations and intentions and other statements contained in this joint proxy statement/prospectus that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “predicts,” “potential,” “possible,” “should,” “would,” “will,” “goal,” “target” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Parkway’s and GSB’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	fluctuations in the market price of Parkway common stock and the related effect on the market value of the merger consideration that GSB shareholders will receive upon completion of the merger;

•	the expected cost savings from the transaction may not be fully realized or may take longer to realize than expected;

•	the integration of the businesses of Parkway and GSB may be more difficult, costly or time-consuming than expected, and could result in the loss of customers;

•	regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met;

•	a significant delay in the completion of the merger could negatively affect Parkway and GSB as a combined company;

•	the fairness opinions of Parkway’s and GSB’s advisors have not been, and are not expected to be, updated to reflect changes in circumstances between the date of the opinions and the shareholder meetings or the completion of the merger;

•	if the merger is completed, GSB shareholders will have less influence on the management and policies of Parkway than they had on GSB independently before the merger;

•	Parkway and GSB may be adversely affected by economic conditions in their market areas;

•	the concentration in loans secured by real estate may increase Parkway’s and GSB’s credit losses, which would negatively affect their financial results;

•	should Parkway’s and/or GSB’s loan quality deteriorate, their respective allowance for loan losses may become inadequate and the results of operations of Parkway and GSB may be adversely affected;

•	Parkway’s and GSB’s ability to maintain adequate sources of liquidity may be negatively impacted by the economic environment which could adversely affect their financial condition and results of operation;

•	Parkway and GSB may incur losses if they are unable to successfully manage interest rate risk;

•	Parkway and GSB may be adversely affected by changes in market conditions;

•	the small-to-medium sized business targets of Parkway and GSB may have fewer financial resources to weather continued downturn in the economy;

•	the success of Parkway and GSB is dependent upon their ability to compete effectively in the highly competitive banking industry;

•	Parkway’s and GSB’s ability to operate profitably may be dependent on their ability to implement various technologies into their operations;

•	certain operations of Parkway and GSB depend upon third party vendors;

•	the operations of Parkway and GSB may be adversely affected by cybersecurity risks;

•	if Parkway and GSB are unable to successfully manage growth or implement their growth strategy, their results of operations and financial condition may be adversely affected;

•	the profitability of Parkway and GSB may suffer because of rapid and unpredictable changes in the highly regulated environment in which they operate;

•	Parkway and GSB may be subject to more stringent capital requirements, which could adversely affect their results of operations and future growth;

•	government measures to regulate the financial industry could materially affect the business, financial condition or results of operations of Parkway or GSB;

•	Parkway’s and GSB’s ability to pay dividends is limited, and Parkway or GSB may be unable to pay future dividends;

•	the beneficial ownership percentage of Parkway’s shareholders may be diluted if Parkway issues additional shares of common stock or other equity securities after the merger;

•	certain provisions of Parkway’s articles of incorporation and applicable law may make it difficult for others to obtain control of Parkway even if such a change in control may be favored by some shareholders;

•	an investment in Parkway common stock is not an insured deposit; and

•	other risks and factors identified in this joint proxy statement/prospectus in the “Risk Factors” section beginning on page 24.

PARKWAY ANNUAL MEETING OF SHAREHOLDERS

General

This section contains information about the Parkway annual meeting that has been called to vote upon the matters described below.

Parkway is mailing this joint proxy statement/prospectus on or about [●], 2018, to holders of shares of Parkway common stock at the close of business on [●], 2018, which is the record date for the Parkway annual meeting. Together with this joint proxy statement/prospectus, Parkway is also sending a notice of the Parkway annual meeting and a form of proxy that is solicited by the Parkway Board for use at the Parkway annual meeting to be held on [●], 2018 at [●] [●].m., local time, at the [●], and at any adjournment or postponement of that meeting.

Matters to be Considered

At the annual meeting, Parkway shareholders will be asked to:

1.	Approve the Parkway merger proposal (see “Parkway Proposals – Proposal No. 1 – Approval of the Merger” beginning on page 40);

2.	Elect as directors the 13 nominees to the Parkway Board named in this joint proxy statement/prospectus to serve for terms of one year each expiring at the 2019 annual meeting of shareholders or until their successors are duly elected and qualified (see “Parkway Proposals – Proposal No. 2 – Election of Directors” beginning on page 40);

3.	Ratify the appointment of Elliott Davis, PLLC as Parkway’s independent registered public accounting firm for the fiscal year ending December 31, 2018 (see “Parkway Proposals – Proposal No. 3 – Ratification of Auditors” beginning on page 43);

4.	Approve any motion to adjourn the Parkway annual meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the annual meeting to achieve a quorum or to approve the Parkway merger proposal (see “Parkway Proposals – Proposal No. 4 – Adjournment of the Annual Meeting” beginning on page 43).

Recommendations of the Parkway Board

The Parkway Board unanimously (1) determined that the merger agreement is in the best interests of Parkway and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that Parkway shareholders vote “FOR” the Parkway merger proposal. The Parkway Board also unanimously recommends that Parkway shareholders vote “FOR” each of the nominees for director, “FOR” the auditor proposal and “FOR” the Parkway adjournment proposal.

Record Date and Voting Rights

The Parkway Board has fixed the close of business on [●], 2018 as the record date for determining the shareholders entitled to notice of and to vote at the Parkway annual meeting or any postponement or adjournment thereof. Accordingly, Parkway shareholders are only entitled to notice of and to vote at the Parkway annual meeting if they were record holders of Parkway common stock at the close of business on the record date. On the record date, there were [●] shares of Parkway common stock outstanding, held by approximately [●] holders of record.

To have a quorum that permits Parkway to conduct business at the Parkway annual meeting, it needs the presence, whether in person or by proxy, of the holders of Parkway common stock representing a majority of the shares outstanding on the record date and entitled to vote. Each Parkway shareholder is entitled to one vote for each outstanding share of Parkway common stock held by such shareholder as of the close of business on the record date.

Holders of shares of Parkway common stock present in person at the Parkway annual meeting but not voting, and shares of Parkway common stock for which Parkway has received proxies indicating that its holders have abstained, will be counted as present at the Parkway annual meeting for purposes of determining whether there is a quorum for transacting business. Shares held in “street name” that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal. Broker shares that are voted on any matter at the Parkway annual meeting will be counted as present at the Parkway annual meeting for purposes of determining whether there is a quorum for transacting business.

Stock Ownership of Parkway Directors and Executive Officers

As of the record date, directors and executive officers of Parkway and their affiliates beneficially owned [●] shares of Parkway common stock, representing approximately [●]% of the aggregate voting power of Parkway shares entitled to vote at the Parkway annual meeting.

Votes Required

Vote Required for the Parkway Merger Proposal (Proposal No. 1)

Approval of the Parkway merger proposal requires the affirmative vote of a majority of the shares of Parkway common stock outstanding on the record date and entitled to vote.

Abstentions and broker non-votes will not count as votes cast. Because, however, approval of the Parkway merger proposal requires the affirmative vote of a majority of the shares of Parkway common stock outstanding on the record date, abstentions and broker non-votes will have the same effect as votes against the Parkway merger proposal. In addition, a failure to vote Parkway shares by proxy or in person will have the same effect as a vote against the Parkway merger proposal.

Vote Required for the Director Election Proposal (Proposal No. 2)

The approval of nominees for director under the director election proposal requires a plurality of the votes cast at the Parkway annual meeting, even though less than a majority, to be elected directors.

Abstentions and broker non-votes will not count as votes cast and will have no effect on the outcome of the vote on the director election proposal.

Vote Required for the Auditor Ratification Proposal (Proposal No. 3)

The approval of the auditor ratification proposal requires that the votes cast for the proposal exceed the votes cast against the proposal.

Abstentions and broker non-votes will not count as votes cast and will have no effect for purposes of determining whether the auditor ratification proposal has been approved.

Vote Required for the Adjournment Proposal (Proposal No. 4)

The approval of the adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

Abstentions and broker non-votes will not count as votes cast and will have no effect for purposes of determining whether the adjournment proposal has been approved.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of Parkway shareholders. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and, if the Parkway shareholder is a shareholder of record, return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the information card provided by his or her bank, broker, or other nominee. When the enclosed proxy card is returned properly executed, the shares of Parkway common stock represented by it will be voted at the Parkway annual meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without an indication as to how to vote, the Parkway common stock represented by each such proxy will be voted in favor of the matters for consideration at the Parkway annual meeting as follows: (1) “FOR” the Parkway merger proposal (Proposal No. 1), (2) “FOR” each of the nominees for director (Proposal No. 2), (3) “FOR” the auditor proposal (Proposal No. 3) and (4) “FOR” the Parkway adjournment proposal (Proposal No. 4).

If the Parkway annual meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned Parkway annual meeting in the same manner as they would have been voted at the originally scheduled Parkway annual meeting except for any proxies that have been properly withdrawn or revoked.

Your vote is important! Please complete, sign, date, and return promptly the proxy card in the enclosed postage-paid envelope whether or not you plan to attend the Parkway annual meeting in person.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the bank, broker or other nominee provides this voting method).

Voting in Person

If a Parkway shareholder wishes to vote in person at the Parkway annual meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the meeting.

Revocation of Proxies

Any Parkway shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Parkway annual meeting. If a Parkway shareholder grants a proxy with respect to the shareholder’s Parkway shares and then attends the Parkway annual meeting in person, such attendance at the Parkway annual meeting or at any adjournment or postponement of the Parkway annual meeting will not automatically revoke the proxy. A Parkway shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	using the Internet or telephone as of a date subsequent to the Internet or telephone vote; or

•	attending the Parkway annual meeting and voting in person (attendance at the Parkway annual meeting will not itself revoke a proxy).

If a Parkway shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to the Secretary of Parkway Acquisition Corp., Post Office Box 215, Floyd, Virginia 24019, no later than the beginning of the Parkway annual meeting or, if the Parkway annual meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a Parkway shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her bank, broker, or other nominee, or contact his or her bank, broker, or other nominee, in order to change or revoke a previously given voting instruction.

If assistance is needed in changing or revoking a proxy, please contact Suzanne Yearout, Corporate Secretary, at Parkway Acquisition Corp., 101 Jacksonville Circle, Floyd, Virginia 24019, or at (540) 745-4191.

Solicitation of Proxies

This solicitation is made on behalf of the Parkway Board, and Parkway will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to Parkway shareholders. Proxies may be solicited, without extra compensation, by Parkway’s directors, officers, and employees in person or by mail, telephone or other electronic means.

PARKWAY PROPOSALS

Proposal No. 1 – Approval of the Merger

At the Parkway annual meeting, Parkway shareholders will be asked to approve the Parkway merger proposal providing for the merger of GSB with and into Skyline. Parkway shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Parkway Board, by a unanimous vote of all directors, approved the merger agreement and the merger, and determined that the merger was advisable and in the best interests of Parkway and its shareholders. See “The Merger – Parkway’s Reasons for the Merger; Recommendation of the Parkway Board” for a more detailed discussion of the recommendation of the Parkway Board.

THE PARKWAY BOARD UNANIMOUSLY RECOMMENDS THAT PARKWAY SHAREHOLDERS

VOTE “FOR” THE PARKWAY MERGER PROPOSAL.

Proposal No. 2 – Election of Directors

Parkway’s articles of incorporation call for the election of all directors at each annual meeting of Parkway’s shareholders. Therefore, at the 2018 annual meeting, 13 directors are to be elected to the Parkway Board to serve for terms of one year each, expiring at the 2019 annual meeting of shareholders.

The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of Parkway common stock cast in the election of directors. If the proxy is executed in such manner as not to withhold authority for the election of any or all of the nominees for directors, then the persons named in the proxy will vote the shares represented by the proxy for the election of the nominees named below. If the proxy indicates that the shareholder wishes to withhold a vote from one or more nominees for director, such instructions will be followed by the persons named in the proxy.

Each nominee has consented to being named in this joint proxy statement/prospectus and has agreed to serve if elected. The Parkway Board has no reason to believe that any of the nominees will be unable or unwilling to serve. If, at the time of the Parkway annual meeting, any nominee is unable or unwilling to serve as a director, votes will be cast, pursuant to the enclosed proxy, for such substitute nominee as may be nominated by the Parkway Board. There are no current arrangements between any nominee and any other person pursuant to which a nominee was selected. No family relationships exist among any of the directors or between any of the directors and executive officers of Parkway.

The following biographical information discloses each director’s age and business experience, and the year that each individual was first elected to the Board of Directors of Parkway. Previous service on the boards of Grayson or Cardinal prior to the merger with and into Parkway is also disclosed, as are the specific skills or attributes that qualify each director for service on the Parkway Board.

Nominees for Election

Thomas M. Jackson, Jr. (60) – Mr. Jackson has been Chairman of the Parkway Board since its inception in November 2015. Prior to that he served as Chairman of the Board of Grayson and Grayson National Bank from 2011 to 2016 and a director from 2002. Mr. Jackson was Vice Chairman of Grayson and Grayson National Bank from 2009 to 2011. Mr. Jackson practices law in Hillsville and Wytheville, Virginia. He served as a representative of the 6th District in the Virginia House of Delegates from 1988 to 2002. Mr. Jackson’s knowledge of real estate and contract law assists Skyline in its real estate and commercial lending activities. Through his service in the legislature and his current legal practice, he has gained extensive knowledge of the communities served by Parkway and Skyline.

James W. Shortt (55) – Mr. Shortt has been a director of Parkway since its inception in November 2015 and has served as Vice Chairman since June 2016. Mr. Shortt served as a director of Cardinal and the Bank of Floyd from 2012 to 2016, serving as Vice Chairman from 2012 to 2015 and Chairman from 2015 to 2016. He is the founder and owner of James W. Shortt & Associates, P.C., a general practice law firm with its principal office in Floyd, Virginia. Mr. Shortt is particularly qualified to serve on the Parkway Board by virtue of his legal background, especially with regard to his knowledge of real estate law and business and estate transactions. Mr. Shortt has been practicing law in Virginia since 1988. Mr. Shortt is a graduate of the University of Richmond School of Law and Virginia Tech.

Jacky K. Anderson (66) – Mr. Anderson has been a director of Parkway since its inception in November 2015. He served as a director of Grayson and Grayson National Bank from 1992 to 2016. Mr. Anderson was President and Chief Executive Officer of Grayson and Grayson National Bank from 2000 to 2013. He served as Vice President of Grayson from 1992 to 2000 and as Executive Vice President of Grayson National Bank from 1991 to 2000. Mr. Anderson began working for Grayson National Bank in 1971, giving him over 45 years of experience in the banking industry. During his tenure Mr. Anderson gained in-depth knowledge of the laws and regulations applicable to the banking industry and developed extensive customer and community relationships.

Dr. J. Howard Conduff, Jr. (59) – Dr. Conduff has been a director of Parkway since its inception in November 2015. He served as a director of Cardinal and the Bank of Floyd for many years, representing a third-generation family member to serve on the board of directors of Cardinal. Dr. Conduff is a private practice dentist in Floyd, Virginia. He is a community leader in Skyline’s market area where he serves on numerous civic boards. Dr. Conduff has substantial banking experience due to the length of his service on the board of directors of Cardinal, including his role as Chairman of Cardinal’s Audit Committee. Dr. Conduff is a graduate of the Virginia Military Institute and the MCV School of Dentistry.

Bryan L. Edwards (67) – Mr. Edwards has been a director of Parkway since its inception in November 2015. He served as a director of Grayson and Grayson National Bank from 2005 to 2016. Mr. Edwards has served as the Manager of the Town of Sparta, North Carolina since January 2004. Prior to that, he was employed as a real estate agent with Mountain Dreams Realty and served as Human Resources/Special Projects & Purchasing Director for NAPCO, Inc., a manufacturing company, also in Sparta. His experience allows him to provide working knowledge of local governments and tax authorities as well as insight into local economic and real estate market conditions. Mr. Edwards has served on the Board of Directors of the Blue Ridge Electric Membership Corporation, a rural electric cooperative based in Lenoir, North Carolina, since 2007 and is the current Chairman of the Virginia Carolina Water Authority.

J. Allan Funk (55) – Mr. Funk has been President and Chief Executive Officer, as well as a director of Parkway, since its inception in November 2015. He served as a director of Grayson and Grayson National Bank from 2013 to 2016 and was named President and Chief Executive Officer of Grayson and Grayson National Bank in September 2013. Mr. Funk previously served as Chief Banking and Lending Officer of Grayson National Bank since May 2011 and as Chief Commercial Loan Officer from 2009 to 2011. Prior to joining Grayson National Bank in 2009, Mr. Funk served as a Senior Vice President and Area Executive in Southwest Virginia for a major regional bank. His banking experience began in 1984 with completion of a bank management training program and includes production and bank management positions of increasing responsibility levels in North Carolina, South Carolina and Southwest Virginia. Mr. Funk previously served on the Boards of Directors of the Virginia Association of Community Banks, and the Crossroads Institute. He is currently President of the Richard and Sybel Haworth Foundation, a charitable foundation based in High Point, NC, and a member of the boards of GO Virginia Region One, Virginia Bankers Association Benefits Corporation, and the Galax Foundation for Educational Excellence. He is a graduate of Campbell University (BBA), Wake Forest University Babcock Graduate School of Management (MBA) and the ABA National Graduate Trust School at Northwestern University.

T. Mauyer Gallimore (75) – Mr. Gallimore has been a director of Parkway since its inception in November 2015. He served as a director of Cardinal and the Bank of Floyd from 2012 to 2016. Mr. Gallimore is a native of Floyd, Virginia and he has been a small business owner in Floyd County for over 40 years. Mr. Gallimore is the owner and founder of Blue Ridge Land and Auction Co., Inc. and has over 30 years of experience as a Certified

Real Estate Appraiser. His in depth knowledge of the real estate market in Skyline’s primary service areas is a valuable resource for our board and management, as the majority of Skyline’s loans are secured by real estate.

R. Devereux Jarratt (76) – Mr. Jarratt has been a director of Parkway since its inception in November 2015. He served as a director of Cardinal and the Bank of Floyd from 2013 to 2016. Prior to retiring on December 31, 2014, he had been the Chief Executive Officer of Physicians Care of Virginia since January 1996. Mr. Jarratt has 22 years of experience in the banking industry with various banking institutions, including First National Exchange Bank, Dominion Bankshares Corporation and First Union. Mr. Jarratt has an undergraduate degree in economics and a graduate degree in accounting. His vast business experience, including direct banking experience, combined with his in-depth knowledge of the Cardinal legacy customers and shareholders, serves as a significant resource for our board and management.

Theresa S. Lazo (61) – Mrs. Lazo has been a director of Parkway since its inception in November 2015. She served as a director of Grayson and Grayson National Bank from 2011 to 2016. Mrs. Lazo currently serves on the Board of Directors of Oak Hill Academy, and she previously served on the Board of Directors of the Chestnut Creek School of the Arts from 2007 to 2014. She also served six years on the Arts Council of the Twin Counties where she held the offices of treasurer, vice president and president at various times during her tenure. Mrs. Lazo recently completed nine years of service on the Galax City School Board. Through her vast experience with local non-profit organizations and public institutions she has developed extensive personal relationships within the communities served by Parkway and Skyline and offers a unique perspective on our markets.

Carl J. Richardson (72) – Mr. Richardson has been a director of Parkway since its inception in November 2015. He served as a director of Grayson and Grayson National Bank from 1976 to 2016. He served as President and Chief Executive Officer of Grayson National Bank from 1991 to 2000 and of Grayson from 1992 to 2000. Mr. Richardson was employed by Grayson National Bank from 1965 until his retirement in 2000. Mr. Richardson has over 45 years of experience in the banking industry and has significant banking contacts throughout the state of Virginia. His direct knowledge of Grayson’s legacy customer base and experience with agricultural and real estate lending are significant assets to the Parkway Board. Mr. Richardson has served on the Boards of Directors of the Wytheville Community College Scholarship Foundation since 1998, and the Crossroads Institute since 2014.

Melissa G. Rotenberry (53) – Mrs. Rotenberry has been a director of Parkway since June 2016. She was appointed to the board of Cardinal in April 2016. Mrs. Rotenberry is the Controller and Chief Financial Officer of Shelor Motor Mile, Inc., where she oversees all financial, accounting and recordkeeping functions for 31 affiliated entities. These entities include automotive sales and service, consumer finance, insurance sales, real estate investment, construction and development, restaurants and retail stores representing approximately $350 million in annual revenues and over $200 million in inventories and properties. Her business experience gives her vast insight into economic conditions in and around the New River Valley and her accounting expertise is a significant asset for the board and management. Mrs. Rotenberry is a graduate of Virginia Tech and has previously served on the Board of Directors for Carilion New River Valley Medical Center.

John Michael Turman (71) – Mr. Turman has been a director of Parkway since July 2016. He is a long-time resident of Floyd County and has led a variety of businesses in southwest Virginia relating to land, lumber, real estate development, manufacturing, and retail sales. Mr. Turman has developed extensive personal and business relationships throughout Parkway’s market area giving him significant knowledge of both current and potential customers as well as shareholders of Parkway and Skyline. He attended the University of Virginia’s College at Wise and has served on the local Industrial Development Authority.

J. David Vaughan (50) – Mr. Vaughan has been a director of Parkway since its inception in November 2015. He served on the board of Grayson and Grayson National Bank from 1999 to 2016. He is the managing partner of My Home Furnishings, LLC, a distributor specializing in youth furniture, located in Mt. Airy, North Carolina, and serves as President of Vaughan Furniture, Incorporated, a furniture distributor located in

Galax, Virginia. The furniture industry has historically played a significant role in the local economy of many of the communities served by Parkway and Skyline, and furniture manufacturing still provides a significant source of employment within those communities. Mr. Vaughan’s direct knowledge of this industry combined with his financial and managerial experience makes him a valuable resource to the Parkway Board. Mr. Vaughan also serves on the Boards of Directors for Vaughan Furniture Company, Inc., Big “V” Wholesale Company, Inc., the Vaughan Foundation, and Galax Hope House Ministries, Inc.

THE PARKWAY BOARD UNANIMOUSLY RECOMMENDS THAT PARKWAY SHAREHOLDERS

VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR.

Proposal No. 3 – Ratification of Auditors

The Parkway Board has appointed the firm of Elliott Davis, PLLC as independent registered public accountants to audit the consolidated financial statements of Parkway for the fiscal year ending December 31, 2018. Elliot Davis, PLLC served as our independent registered public accounting firm for the fiscal years ended December 31, 2014 through 2017. Representatives of Elliott Davis, PLLC are expected to be present at the Parkway annual meeting, will have an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.

Although our bylaws do not require shareholder ratification or other approval of the retention of our independent registered public accounting firm, as a matter of good corporate governance, the Parkway Board is requesting that the shareholders ratify the appointment of Elliot Davis, PLLC as our independent registered public accounting firm for the fiscal year ending December 31, 2018. Approval of the auditor ratification proposal requires that the votes cast for such proposal exceed the votes cast against such proposal.

THE PARKWAY BOARD UNANIMOUSLY RECOMMENDS THAT PARKWAY SHAREHOLDERS

VOTE “FOR” THE AUDITOR RATIFICATION PROPOSAL.

Proposal No. 4 – Adjournment of the Annual Meeting

If Parkway does not receive a sufficient number of votes to constitute a quorum of the Parkway common stock or approve the Parkway merger proposal, it may propose to adjourn the annual meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement. Parkway does not currently intend to propose adjournment of the annual meeting if there are sufficient votes to approve such proposal. If a proposal to adjourn the annual meeting for the purpose of soliciting additional proxies is submitted to the Parkway shareholders for approval, the approval requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

THE PARKWAY BOARD UNANIMOUSLY RECOMMENDS THAT PARKWAY SHAREHOLDERS

VOTE “FOR” THE PARKWAY ADJOURNMENT PROPOSAL.

GSB SPECIAL MEETING OF SHAREHOLDERS

General

This section contains information about the GSB special meeting that has been called to vote upon the matters described below.

GSB is mailing this joint proxy statement/prospectus on or about [●], 2018, to holders of shares of GSB common stock at the close of business on [●], 2018, which is the record date for the GSB special meeting. Together with this joint proxy statement/prospectus, GSB is also sending a notice of the GSB special meeting and a form of proxy that is solicited by the GSB Board for use at the GSB special meeting to be held on [●], 2018 at [●]:00 [●].m., local time, at [●], and at any adjournment or postponement of that meeting.

Matters to be Considered

At the special meeting, GSB shareholders will be asked to:

1.	Approve the GSB merger proposal (see “GSB Proposals – Proposal No. 1 – Approval of the Merger” beginning on page 48); and

2.	Approve any motion to adjourn the GSB special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to achieve a quorum or to approve the proposal above (see “GSB Proposals – Proposal No. 2 – Adjournment of the Special Meeting” beginning on page 48).

Recommendations of the GSB Board

The GSB Board unanimously (1) determined that the merger agreement is in the best interests of GSB and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that GSB shareholders vote “FOR” the GSB merger proposal. The GSB Board also unanimously recommends that GSB shareholders vote “FOR” the GSB adjournment proposal.

Record Date and Voting Rights

The GSB Board has fixed the close of business on [●], 2018 as the record date for determining the shareholders entitled to notice of and to vote at the GSB special meeting or any postponement or adjournment thereof. Accordingly, GSB shareholders are only entitled to notice of and to vote at the GSB special meeting if they were record holders of GSB common stock at the close of business on the record date. On the record date, there were [●] shares of GSB common stock outstanding, held by approximately [●] holders of record.

To have a quorum that permits GSB to conduct business at the GSB special meeting, it needs the presence, whether in person or by proxy, of the holders of GSB common stock representing a majority of the shares outstanding on the record date and entitled to vote. A GSB shareholder is entitled to one vote for each outstanding share of GSB common stock held as of the close of business on the record date.

Holders of shares of GSB common stock present in person at the GSB special meeting but not voting, and shares of GSB common stock for which GSB has received proxies indicating that its holders have abstained, will be counted as present at the GSB special meeting for purposes of determining whether there is a quorum for transacting business. Shares held in “street name” that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal. Broker shares that are voted on any matter at the GSB special meeting will be counted as present at the GSB special meeting for purposes of determining whether there is a quorum for transacting business.

Votes Required

Vote Required for the GSB Merger Proposal (Proposal No. 1)

Approval of the GSB merger proposal requires the affirmative vote of at least two-thirds of the shares of GSB common stock outstanding on the record date and entitled to vote.

Abstentions and broker non-votes will not count as votes cast. Because, however, approval of the GSB merger proposal requires the affirmative vote of at least two-thirds of the shares of GSB common stock outstanding on the record date, abstentions and broker non-votes will have the same effect as votes against the GSB merger proposal. In addition, a failure to vote GSB shares by proxy or in person will have the same effect as a vote against the GSB merger proposal.

Vote Required for the Adjournment Proposal (Proposal No. 2)

The approval of the adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal.

Abstentions and broker non-votes will not count as votes cast for or against the adjournment proposal and will have no effect for purposes of determining whether the adjournment proposal has been approved.

Stock Ownership of GSB Directors and Executive Officers

As of the record date, directors and executive officers of GSB and their affiliates beneficially owned [●] shares of GSB common stock, representing approximately [●]% of the aggregate voting power of GSB shares entitled to vote at the GSB special meeting. All of GSB’s directors have entered into support and non-competition agreements pursuant to which, subject to certain exceptions, they have agreed to vote the shares of GSB common stock that they own with sole voting power in favor of the GSB merger proposal. As of the record date, [●] shares, representing approximately [●]% of the aggregate voting power of GSB shares entitled to vote at the GSB special meeting, were subject to support and non-competition agreements.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of GSB shareholders. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and, if the GSB shareholder is a shareholder of record, return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the information card provided by his or her bank, broker, or other nominee. When the enclosed proxy card is returned properly executed, the shares of GSB common stock represented by it will be voted at the GSB special meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without an indication as to how to vote, the GSB common stock represented by each such proxy will be voted in favor of the matters for consideration at the GSB special meeting as follows: (1) “FOR” the GSB merger proposal (Proposal No. 1) and (2) “FOR” the GSB adjournment proposal (Proposal No. 2). If you sign and send in your proxy card and do not indicate how you want to vote, your shares will be voted for approval of the GSB merger proposal and you will lose your appraisal rights under the NCBCA.

If the GSB special meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned GSB special meeting in the same manner as they would have been voted at the originally scheduled GSB special meeting except for any proxies that have been properly withdrawn or revoked.

Your vote is important! Please complete, sign, date, and return promptly the proxy card in the enclosed postage-paid envelope whether or not you plan to attend the GSB special meeting in person.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the bank, broker or other nominee provides this voting method).

Voting in Person

If a GSB shareholder wishes to vote in person at the GSB special meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the meeting.

Revocation of Proxies

Any GSB shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the GSB special meeting. If a GSB shareholder grants a proxy with respect to the shareholder’s GSB shares and then attends the GSB special meeting in person, such attendance at the GSB special meeting or at any adjournment or postponement of the GSB special meeting will not automatically revoke the proxy. A GSB shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	using the Internet or telephone as of a date subsequent to the Internet or telephone vote; or

•	attending the GSB special meeting and voting in person (attendance at the GSB special meeting will not itself revoke a proxy).

If a GSB shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to Lillian S. Eldreth, Corporate Secretary, at 1422 U.S. Highway 421, Wilkesboro, North Carolina 28697, no later than the beginning of the GSB special meeting or, if the GSB special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a GSB shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her bank, broker, or other nominee, or contact his or her bank, broker, or other nominee, in order to change or revoke a previously given voting instruction.

If assistance is needed in changing or revoking a proxy, please contact Lillian S. Eldreth, Corporate Secretary, at Great State Bank, 1422 U.S. Highway 421, Wilkesboro, North Carolina 28697, or at (336) 903-4948.

Solicitation of Proxies

This solicitation is made on behalf of the GSB Board, and GSB will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to GSB shareholders. Proxies may be solicited, without extra compensation, by GSB’s directors, officers, and employees in person or by mail, telephone or other electronic means. GSB intends to engage Regan & Associates, Inc. to assist in soliciting proxies for a fee of approximately $7,500, plus payment of its out-of-pocket expenses.

Dissenters’ and Appraisal Rights

GSB shareholders are entitled to dissenters’ rights in connection with the merger. For information on how to exercise and perfect your dissenters’ rights, please see “The Merger – Dissenters’ and Appraisal Rights” beginning on page 76.

GSB PROPOSALS

Proposal No. 1 – Approval of the Merger

At the GSB special meeting, GSB shareholders will be asked to approve the merger agreement proposal providing for the merger of GSB with and into Skyline. GSB shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the GSB Board, by a unanimous vote of all directors, approved the merger agreement and the merger, and determined that the merger was advisable and in the best interests of GSB and its shareholders. See “The Merger – GSB’s Reasons for the Merger; Recommendation of the GSB Board” for a more detailed discussion of the recommendation of the GSB Board.

THE GSB BOARD UNANIMOUSLY RECOMMENDS THAT GSB SHAREHOLDERS

VOTE “FOR” THE GSB MERGER PROPOSAL.

Proposal No. 2 – Adjournment of the Special Meeting

If GSB does not receive a sufficient number of votes to constitute a quorum of the GSB common stock or approve the merger agreement, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement. GSB does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement. If a proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the GSB shareholders for approval, the approval requires that the votes cast for such proposal exceed the votes cast against such proposal.

THE GSB BOARD UNANIMOUSLY RECOMMENDS THAT GSB SHAREHOLDERS

VOTE “FOR” THE GSB ADJOURNMENT PROPOSAL.

THE MERGER

The following is a discussion of the merger. This summary may not contain all of the information about the merger that is important to you. Holders of Parkway common stock and GSB common stock should read carefully this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger and the merger agreement. In particular, you are directed to the merger agreement, including the exhibits thereto, copies of which are attached as Appendix A and are incorporated in this joint proxy statement/prospectus by reference.

Background of the Merger

The merger agreement is the result of arms-length negotiations between representatives of Parkway and representatives of GSB, during which the parties consulted their respective legal and financial advisors. The following is a brief discussion of the background of these negotiations.

The Parkway Board and its management team have, from time to time, engaged in long-term strategic reviews and considered ways to enhance shareholder value and performance and prospects in light of industry changes, competitive challenges, compliance costs and other recent developments. These reviews have included periodic discussions concerning potential strategic transactions such as an acquisition of another financial institution.

Likewise, the GSB Board and management regularly review and discuss GSB’s financial condition, performance, capital, prospects and business strategy in fulfillment of the GSB Board’s duties to oversee and direct GSB’s management and business. As part of this review and discussion, the GSB Board periodically considers the difficulties GSB faces as a small community bank in increasing its size and profitability, strategic initiatives to increase GSB’s capital and enhance its profits, and strategies for increasing the liquidity and long-term value of shareholders’ investments.

During 2016 and into early 2017, the GSB Board recognized that, for GSB to continue to grow, it likely would be required to increase its capital, and the GSB Board began discussions, including discussions during February 2017 with financial advisors, of ways to increase capital, including through an offering of shares of common stock or of a series of preferred stock. The GSB Board recognized that additional equity capital was not always readily available to small financial institutions and that, depending on market conditions, any sale of shares by GSB might have to be at a price per share that would dilute the value of shares held by existing shareholders.

At a strategic planning session of the GSB Board during May 2017, the GSB Board concluded that, without additional capital, GSB likely would have to begin taking steps to limit its growth, and the GSB Board decided preliminarily to proceed toward an offering of a number of shares of GSB preferred stock that would call for a stated dividend rate and be converted into shares of GSB common stock after some period following issuance. During the summer of 2017, the GSB Board considered the terms of the preferred stock that might be offered and began preparation of offering documents.

On August 17, 2017, at Parkway’s request, Greg Edwards, GSB’s President and Chief Executive Officer, met with Allan Funk, Parkway’s President and Chief Executive Officer, and Blake Edwards, Parkway’s Chief Financial Officer (no relation to Greg Edwards), to discuss a vacant branch facility, with which Greg Edwards had prior experience and familiarity, in Ashe County, North Carolina. Parkway had been an original subscriber for shares of GSB common stock in GSB’s 2006-2007 organizational offering, remained a GSB shareholder and, over the several years following GSB’s organization, the managements of GSB and Parkway, as peer banking institutions, periodically consulted on common business issues. During their conversation, the parties also discussed the community banking industry, current market conditions, and the challenges community banks are facing. GSB’s need for capital also was discussed, and Mr. Funk asked whether GSB had considered the possibility of a strategic combination with Parkway. However, no discussions of a potential combination ensued at that time.

At a meeting of the Executive Committee of the GSB Board on September 25, 2017, attended by all directors, the GSB Board continued their discussion of the proposed preferred stock offering and again addressed concerns about the pricing of the offering and potential dilution to GSB shareholders. Management reported that GSB could not increase its growth rate, or even continue to grow at its then-current rate, unless capital was increased. The directors approved the terms of a series of preferred stock that was proposed to be offered to the public.

On September 26, 2017, Greg Edwards called Blake Edwards and indicated that GSB was interested in meeting with representatives of Parkway to discuss GSB’s preferred stock offering, as well as to learn more about Parkway.

On October 4, 2017, Greg Edwards met with Allan Funk and Blake Edwards. During that conversation, Mr. Funk shared his views regarding the potential benefits to both institutions of a strategic combination between GSB and Parkway, including the financial metrics and estimated performance of the combined company, a review of the combined branch footprint and market potential, and additional rationales for both institutions to consider a combination. The parties also discussed the mission of GSB and Skyline to continue to be “community” banks and the potential cultural and social fit of the two organizations. Mr. Funk asked that the GSB Board consider such a combination as an alternative to raising capital in a transaction that could be dilutive to GSB’s existing shareholders. At the conclusion of that meeting, Greg Edwards arranged for a meeting on October 10, 2017, for representatives of Parkway to discuss a strategic combination with GSB’s Chairman and Vice Chairman. At that meeting, the parties discussed, in greater detail, the various considerations that had been discussed at the meeting on October 4, 2017. The parties also discussed the capital challenges for smaller community banks, including stock price, trading volume, and the expense and dilution involved in raising additional capital. The parties reviewed various industry data demonstrating the impact of increased size on both financial and stock performance for community banks. The parties also briefly discussed the overall process and potential timeline that would be anticipated should both companies agree to pursue a combination.

Following that meeting, representatives of Parkway were invited to meet on October 16, 2017, with the entire GSB Board to discuss the similarities and synergies in the business and operating philosophies of the two institutions and Parkway’s perception of benefits to both institutions of a strategic combination. A representative of Raymond James, Parkway’s financial advisor, also was present at the meeting. After a review of the material by Parkway representatives, GSB directors were given the opportunity to ask questions and offer comments, and a lengthy discussion was held regarding all aspects of the potential merger. Following that discussion, the GSB Board unanimously agreed to consider a potential combination and to retain an independent financial advisor to assist the GSB Board in any ensuing discussions.

At a meeting held on October 23, 2017, the GSB Board met with and interviewed representatives of two different investment banking firms, including Performance Trust, to discuss a potential engagement in which one of those firms would act as an independent financial advisor to the GSB Board. Each firm discussed its capabilities and experience in representing community financial institutions and in merger transactions. Although the GSB Board found each of the firms to be well qualified, following the meeting the GSB Board selected Performance Trust as its independent advisor and, on November 1, 2017, GSB’s Chairman signed an engagement agreement under which Performance Trust would assist the GSB Board in any further discussions with, and its evaluation of any offer made by, Parkway; in the negotiation of the terms of any proposed transaction with Parkway and GSB’s due diligence investigation of Parkway; and, if the GSB Board proposed to accept an offer from Parkway, advise the GSB Board and provide it with Performance Trust’s written opinion of the fairness of the financial terms of the proposed transaction to GSB shareholders. GSB also engaged Ward and Smith, P.A. (“W&S”), to serve as the Board’s legal counsel in connection with any resulting transaction.

On October 31, 2017, GSB, Skyline and Parkway entered into a mutual non-disclosure agreement to facilitate ongoing discussions and in-depth due diligence, and further analysis of a potential business combination. Following execution of the non-disclosure agreement, GSB and Parkway began the process of sharing information about their businesses, including financial information, with each other and with their respective financial advisors, and began exchanging information through an online data room. During November 2017, Parkway began a preliminary due diligence investigation to assess GSB’s business and financial condition in order to formulate a non-binding offer to acquire GSB.

On December 8, 2018, Parkway submitted to GSB a proposed, non-binding letter of intent providing for a preliminary offer to acquire GSB by merging GSB into Skyline and converting each outstanding share of GSB common stock into 1.18 newly issued shares of Parkway common stock.

The GSB Board met on December 15, 2018, with representatives of Performance Trust and W&S to discuss the preliminary offer and proposed letter of intent. Greg Edwards announced that, while no decisions on Parkway’s letter of intent or its offer would be made that day, Performance Trust had reviewed the offer and performed a preliminary analysis for the GSB Board’s consideration based on information available at the time. A representative of Performance Trust then discussed with the GSB Board the typical timeline and steps in merger transactions, the process it would use in its analysis of the offer and the financial terms of the proposed transaction, the scope of information that had been exchanged between GSB and Parkway, the progress to date in Parkway’s due diligence investigation of GSB, and Performance Trust’s perception of Parkway as a merger partner based on Performance Trust’s and GSB’s preliminary reviews of Parkway’s financial statements and business. Performance Trust then discussed the terms and his preliminary analysis of Parkway’s offer, including: the structure of the proposed transaction; the amount and form of consideration for which shares of GSB common stock were proposed to be exchanged; the treatment of existing outstanding warrants to purchase GSB common stock; the impact of the proposed transaction on GSB’s employees, including proposed arrangements with respect to existing employment agreements between GSB and two of its executive officers; representation of GSB’s shareholders in the management of Parkway through Parkway’s commitment to add two of GSB’s directors as directors of Parkway and Skyline; Parkway’s request for a 60-day exclusivity agreement under which, if GSB signed the proposed letter of intent, during that period it would not seek or entertain other offers to acquire GSB; and other terms of the proposed letter of intent.

A representative of W&S then discussed with the GSB Board the duties of directors in their consideration of a merger offer and their focus on the fairness of any such transaction, in terms of both the consideration to be paid to shareholders and the process of evaluating and approving the transaction.

Also during that meeting, Performance Trust and the GSB Board discussed in detail the exchange ratio proposed by Parkway and the assumptions upon which it likely was based. Performance Trust indicated that it would discuss with GSB’s management GSB’s budget and its own financial projections and, if it believed that Parkway reasonably could offer more for GSB, would advise the GSB Board to negotiate for an increase in the exchange ratio. In response to a question regarding whether another company might pay more than Parkway had offered, Performance Trust indicated that it had analyzed the financial abilities of three other companies that either had, in the past, expressed an interest in GSB, or been suggested as potential merger partners. Performance Trust’s analyses focused on amounts those companies might be able to pay without exceeding what, in its opinion, were acceptable levels of dilution or book value earn-back periods, or without being required to increase capital in transactions that could be dilutive to their shareholders. Performance Trust indicated that, while it could not give assurance that none of those companies would make a higher offer, its conclusion was that none of them were likely capable of making a significantly higher offer. Performance Trust explained that, in a strategic transaction such as the one proposed by Parkway, the potential of a higher offer from another company might be weighed against the perceived benefits of the transaction under consideration, such as the liquidity in the relatively active market for Parkway common stock and the potential for appreciation in the value of Parkway common stock based on current trading prices in relation to earnings and book value. At the request of the GSB Board, Performance Trust stated that it and management would discuss GSB’s budget and financial projections and then discuss the exchange ratio with Parkway and its financial advisor.

During the remainder of December and into January 2018, Parkway continued its due diligence investigation of GSB, management of GSB and Performance Trust continued to analyze the proposed exchange ratio in relation to GSB’s financial projections and estimates of transaction expenses and cost savings, and Performance Trust continued its discussions of Parkway’s offer with Parkway’s management and financial advisor. On January 12, 2018, as a result of these continued discussions and analyses, Parkway submitted a revised non-binding offer to GSB reflecting a revised exchange ratio of 1.21 shares of Parkway common stock for each share of GSB common stock.

At a meeting of the GSB Board on January 15, 2018, Performance Trust updated the GSB Board on its continuing discussions with Parkway’s management and financial advisor and the increase in the exchange ratio. In addition, Performance Trust reported that it had requested an increase in the number of GSB directors who would join Parkway’s and Skyline’s boards from two to three, but that Parkway had not yet responded. Performance Trust then presented and discussed its detailed analysis of the financial aspects of Parkway’s then-current offer. It pointed out that the exchange ratio would be fixed and would not be adjusted if, before completion of a merger, the market price of Parkway common stock increased or decreased, so the value of the merger consideration that would be received by each GSB shareholder could change between the date the GSB Board approved the merger agreement and the date a merger was completed. Performance Trust indicated that, if the GSB Board approved execution of the proposed letter of intent, then Performance Trust, along with GSB’s management and other advisors, would conduct an in-depth due diligence investigation of Parkway and report back to the GSB Board before it considered a final decision to approve the proposed transaction.

Following Performance Trust’s presentation, the GSB Board discussed the terms of Parkway’s offer and the proposed letter of intent with Performance Trust, W&S and GSB’s management. The GSB Board concluded that, in order to give each director time to study Performance Trust’s financial analysis in more detail, the GSB Board would meet again by telephone on January 17, at which time directors could ask any further questions they had before a final decision on the letter of intent was made. The GSB Board asked Performance Trust to again ask Parkway that the number of GSB directors joining Parkway’s and Skyline’s boards be increased to three, that the 60-day exclusivity provision contained in the letter of intent be shortened to 45 days, and that certain other proposed non-financial terms of the merger contained in the letter of intent be modified.

On January 16, 2018, the Parkway Board held a regularly scheduled meeting at which it reviewed the proposed terms of the non-binding letter of intent with Parkway management and representatives of Raymond James. Following thorough discussion of the proposed terms, the Parkway Board authorized Parkway’s management to execute the non-binding letter of intent, to proceed with the due diligence process and to move forward with discussions with GSB on terms similar to those in the revised letter of intent.

The GSB Board met again on January 17, 2018. Performance Trust reported that Parkway had agreed to make the other requested changes to the terms of the letter of intent, but that the number of GSB directors who would be appointed to Parkway’s and Skyline’s boards would remain at two. Following a discussion among the directors and responses by Performance Trust and W&S to directors’ questions, the GSB Board voted unanimously to authorize the execution of the revised letter of intent. The letter of intent was signed by GSB’s management that day.

During the remainder of January and into February 2018, the parties pursued further discussions regarding the proposed merger. In connection with these discussions, and continuing up until the signing of the definitive merger agreement, representatives and advisors of each of Parkway and GSB conducted extensive business, legal and financial due diligence investigations. As part of the diligence process, GSB’s management, Performance Trust and W&S reviewed documents provided by Parkway and available publicly, and conducted in-person interviews of Parkway’s and Skyline’s managements. Also, GSB retained the services of DHG Credit Risk Management to conduct an independent assessment and provide a report to the GSB Board regarding Skyline’s loan portfolio.

On January 29, 2018, Parkway’s legal counsel, Williams Mullen, delivered to GSB’s legal counsel a draft of a proposed definitive merger agreement containing the proposed complete terms of the transaction, and GSB’s management and its advisors began their review and negotiation of the provisions of that agreement. On February 12, 2018, W&S delivered a revised draft of the proposed definitive merger agreement to Williams Mullen and, between February 12, 2018 and March 1, 2018, negotiations occurred between Parkway and GSB and their respective advisors in an effort to resolve all open issues to reach a definitive merger agreement.

On February 19, 2018, managements of Parkway and GSB, with the assistance of their respective financial and legal advisors and representatives, gathered in Dobson, North Carolina and reviewed business, financial and other information regarding each company. During these meetings, members of management of each of the companies, with the assistance of their advisors and representatives, engaged in a series of discussions about each company’s respective businesses.

On February 20, 2018, the Parkway Board held a regularly scheduled meeting at which it reviewed the proposed terms of the merger and the merger agreement. At the meeting, representatives of Raymond James reviewed its financial analysis of the terms of the merger, including the merger consideration. Also at the meeting, representatives of Williams Mullen discussed with the Parkway Board the legal standards applicable to its decisions and actions with respect to the proposed transaction and reviewed in detail the proposed merger agreement and related agreements, copies of which were delivered to each director before the date of the meeting, including open items subject to further negotiation. Following these discussions, the Parkway Board authorized management to continue due diligence reviews and discussions with GSB.

The GSB Board met again on February 22, 2018. At that meeting, Performance Trust and GSB’s management reported on the results of GSB’s due diligence investigation of Parkway, including the report of DHG Credit Risk Management on its review of Skyline’s loan portfolio. Performance Trust reviewed the process it had used in its evaluation and analysis of Parkway’s offer and the proposed merger, and it discussed with the GSB Board and responded to their questions regarding its detailed analysis of the financial terms of the proposed merger and its views on the fairness of the merger consideration to GSB shareholders from a financial perspective. W&S went through and discussed with the board, and responded to questions regarding, the material provisions of the proposed definitive merger agreement (a copy of which previously had been delivered to each director) that had resulted from negotiations with Parkway’s counsel, as well as proposed arrangements between Parkway and GSB’s executive officers and proposed support and non-competition agreements that Parkway would require to be executed and delivered by GSB’s directors as a condition to the merger.

On February 27, 2018, the Parkway Board held a special meeting to update the Parkway Board on the status of negotiations with GSB. Representatives of Williams Mullen led a review of the updates to the merger agreement since the prior meeting of the Parkway Board, and representatives of Raymond James led a discussion of updated financial aspects of the merger. Following these discussions, the Parkway Board determined to meet the following day, at which point Parkway’s management expected that all open items would be resolved.

On February 28, 2018, the Parkway Board and the Skyline board of directors held a joint meeting to consider the proposed merger and the merger agreement. At the meeting, the Parkway Board received an update from Parkway’s management and Williams Mullen on the status of the negotiations with GSB and updates to the proposed merger agreement. Also at the meeting, representatives of Raymond James reviewed its financial analysis of the terms of the merger, including the merger consideration, and delivered to the Parkway Board its oral opinion (which was subsequently confirmed in writing) that, based on and subject to various assumptions and limitations described in the opinion, the merger consideration was fair, from a financial point of view, to Parkway. Following these discussions, the Parkway Board unanimously voted to approve the merger and the merger agreement.

The GSB Board met again on March 1, 2018, with Performance Trust and W&S to further evaluate, discuss and consider the terms of the proposed merger and the adoption of the definitive merger agreement. At that meeting, Performance Trust rendered its oral opinion to the GSB Board to the effect that, as of that date and subject to the procedures and assumptions discussed with the GSB Board, it believed the consideration to be paid by Parkway pursuant to the merger agreement was fair, from a financial point of view, to the holders of GSB common stock. Performance Trust reported that, if the GSB Board approved the definitive merger agreement, it was prepared to confirm its opinion in writing. See “– Opinion of GSB’s Financial Advisor” beginning on page 66. W&S responded to questions from the directors regarding the terms of the merger agreement and the support and non-competition agreements. After considering the proposed terms of the merger agreement and related transaction documents and the presentations of Performance Trust and its legal advisor, and taking into consideration the matters discussed during that meeting and prior meetings of the GSB Board, including the factors described under the caption “– GSB’s Reasons for the Merger; Recommendation of the GSB Board” beginning on page 63, the GSB Board unanimously determined that the definitive merger agreement and strategic combination with Parkway was in the best interests of GSB and its shareholders, and it approved and adopted, and authorized the execution and delivery of, the merger agreement. Performance Trust delivered its written fairness opinion to the GSB Board following the meeting.

After the financial markets closed on March 1, 2018, Parkway, Skyline and GSB executed the merger agreement and issued a joint press release announcing the execution of the merger agreement and the terms of the merger.

Parkway’s Reasons for the Merger; Recommendation of the Parkway Board

In reaching its determination to approve and adopt the merger agreement, and to recommend the merger agreement to Parkway shareholders, the Parkway Board consulted with Parkway’s management and its financial and legal advisors, and considered a number of factors, including the following:

•	the advantages of being part of a larger institution, including a better ability to leverage overhead costs and the potential for operating efficiencies and increased profitability, particularly in light of burdensome regulatory costs, the competitive effects of continued rapid consolidation of financial institutions and the regulatory and competitive environments facing the financial services industry generally;

•	a better ability to compete in southwestern Virginia and western North Carolina and serve larger customers with larger credit needs,

•	the compatibility of Parkway’s business, operations and culture with those of GSB, including the strength of the combined management team and the ability of Parkway and GSB to share a continued commitment to a locally owned and managed community bank;

•	the expectation that the combined entity will have superior future earnings and prospects compared to Parkway’s earnings and prospects on an independent basis;

•	the ability of Parkway shareholders to benefit from the combined company’s potential growth and stock appreciation;

•	the greater potential for increased liquidity in the market for common stock and higher trading multiples of tangible book value and earnings per share of the combined company versus an institution of Parkway’s size;

•	the Parkway Board’s belief that the terms of the merger are fair to and in the best interest of Parkway shareholders;

•	the financial analyses and other information presented by Raymond James to the Parkway Board with respect to the merger and the opinion delivered to the Parkway Board by Raymond James to the effect that, as of the date of that opinion, the merger consideration was fair to the holders of Parkway common stock from a financial point of view;

•	the expectation that the merger will be accretive to earnings per share with a tangible book value earn back period of approximately 3.2 years;

•	cost savings expected to be approximately $900 thousand per year, with estimated one-time after tax transaction costs of approximately $1.9 million;

•	the prices paid and the terms of other recent comparable combinations of banks and bank holding companies;

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals in a timely manner;

•	the anticipated impact on the communities served by Parkway and GSB, and the increased ability to serve the communities and its customer base through a larger branch network; and

•	the increased legal lending limit available to borrowers by reason of the merger.

The Parkway Board also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the challenges of integrating GSB’s business, operations and employees with those of Skyline;

•	the risk that the benefits and cost savings sought in the merger would not be fully realized;

•	the risk that the merger would not be consummated; and

•	the effect of the public announcement of the merger on Parkway’s customer relationships and its ability to retain employees.

In the judgment of the Parkway Board, the potential benefits of the merger outweigh these considerations.

The preceding discussion of the information and factors considered by the Parkway Board is not intended to be exhaustive, but, rather, includes all of the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Parkway shareholders approve the merger agreement, the Parkway Board did not quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching that determination. In addition, the Parkway Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. The Parkway Board based its determination on the totality of the information presented.

The Parkway Board unanimously determined that the merger agreement is in the best interests of Parkway and its shareholders. Accordingly, the Parkway Board unanimously approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the Parkway merger proposal.

Opinion of Parkway’s Financial Advisor

Parkway retained Raymond James as financial advisor on November 15, 2017. Pursuant to that engagement, the Parkway Board requested that Raymond James evaluate the fairness of the merger consideration, from a financial point of view, to Parkway. Parkway (and previously Grayson) has had a longstanding relationship with Raymond James dating back approximately a decade. Parkway selected Raymond James as its financial advisor based upon Raymond James’s knowledge of Parkway and the Virginia and North Carolina markets, as well as Raymond James’s experience as a nationally recognized investment banking firm with significant experience in mergers and acquisitions, including bank mergers and acquisitions.

At the February 28, 2018 meeting of the Parkway Board, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Board dated March 1, 2018, as to the fairness of the merger consideration, as of such date, from a financial point of view, to Parkway pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Appendix B to this joint proxy statement/prospectus. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of Parkway common stock are urged to read this opinion in its entirety.

Raymond James provided its opinion for the information of the Parkway Board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger agreement and its opinion only addresses whether the merger consideration was fair, from a financial point of view, to Parkway as of the date of such opinion. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Parkway Board or to any holder of Parkway or GSB common stock as to how the Parkway Board, such shareholder or any other person should vote or otherwise act with respect to the merger agreement or any other matter. Raymond James does not express any opinion as to the likely trading range of Parkway common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Parkway at that time. Raymond James also does not express any opinion as to Parkway’s future financial condition or results of operation.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	Reviewed the financial terms and conditions as stated in the draft of the merger agreement dated as of February 26, 2018, by and among Parkway, Skyline and GSB;

•	Reviewed certain information related to the historical, current and future operations, financial condition and prospects of Parkway and GSB made available to it by Parkway, including, but not limited to, financial projections prepared by the management of Parkway relating to Parkway and GSB, as approved for Raymond James’s use by Parkway;

•	Reviewed Parkway’s recent public filings and certain other publicly available information regarding Parkway;

•	Reviewed GSB’s recent call reports filed with the FDIC and certain other publicly available information regarding GSB;

•	Reviewed financial, operating and other information regarding Parkway, GSB and the industry in which those companies operate;

•	Reviewed the financial and operating performance of Parkway and those of other selected public companies that Raymond James deemed to be relevant;

•	Reviewed the financial and operating performance of GSB and those of other selected publicly traded companies that Raymond James deemed to be relevant;

•	Considered the publicly available financial terms of certain transactions Raymond James deemed to be relevant;

•	Reviewed the current and historical market prices for Parkway’s common stock and for GSB’s common stock, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	Conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

•	Reviewed a certificate addressed to Raymond James from a member of senior management of Parkway regarding, among other things, the accuracy of financial information and data provided to, or discussed with, Raymond James by or on behalf of Parkway; and

•	Discussed with members of the senior management of Parkway certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

With Parkway’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Parkway, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James is not an expert in the evaluation of loan and lease losses and accordingly assumed that such allowances for losses are in the aggregate adequate to cover such losses. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of Parkway or GSB. With respect to projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Parkway’s consent, assumed that projections and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Parkway and Raymond James relied upon Parkway to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to Parkway management’s projections or the assumptions on which they were based. Based upon the terms specified in the merger agreement, Raymond James assumed that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Code. Raymond James relied upon and assumed, without independent verification, that the final form of the merger agreement would be substantially similar to the draft reviewed by Raymond James in all respects material to its analysis, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger or Parkway that would be material to its analysis or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the merger consideration to Parkway. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of Parkway’s board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of Parkway, on the fact that Parkway was assisted by legal, accounting and tax advisors, and, with the consent of Parkway relied upon and assumed the accuracy and completeness of the assessments by Parkway and its advisors, as to all legal, accounting and tax matters with respect to Parkway and the merger.

In formulating its opinion, Raymond James considered only the merger consideration, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of GSB, or such class of persons, in connection with the merger whether relative to the merger consideration or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Parkway, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the merger to any one class or group of Parkway’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Parkway’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of Parkway or GSB or the ability of Parkway or GSB to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Parkway Board at its meeting on February 28, 2018, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Parkway, GSB or the merger.

Contribution Analysis. Raymond James analyzed the relative contribution of Parkway and GSB to certain financial and operating metrics for the pro forma combined company resulting from the merger agreement. Such financial and operating metrics included: (i) gross loans; (ii) deposits; (iii) tangible common equity; (iv) 2017 net income; (v) 2017 net income adjusted to exclude the impact of deferred tax asset adjustments that took place in Q4 2017 due to revisions in the U.S. corporate tax rate (“tax normalized net income”); (vi) 2018 estimated net income based on the projected financial information provided to Raymond James by Parkway management; and (vii) 2019 estimated net income provided to Raymond James by Parkway management. The relative contribution analysis did not give effect to any synergies or purchase accounting adjustments as a result of the merger. The results of this analysis are summarized in the table below:

	Relative Contribution		Implied Exchange Ratio
	Parkway	Great State
Gross Loans	81.3%	18.7%	1.1802x
Deposits	79.7%	20.3%	1.2985x
Tangible Common Equity	82.0%	18.0%	1.1333x
2017 Net Income	84.5%	15.5%	0.9620x
2017 Net Income (Tax Normalized)	86.2%	13.8%	0.8507x
2018E Net Income	79.3%	20.7%	1.3326x
2019E Net Income	78.5%	21.5%	1.3876x
Exchange Ratio in the Merger			1.2100x

Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis of Parkway and GSB based on the projected financial information provided to Raymond James and approved for use by Parkway management. Consistent with the periods included in the projections, Raymond James used calendar year 2022 as the final year for the analysis and applied multiples, ranging from 14.0x to 16.0x, to calendar year 2022 earnings in order to derive a range of terminal values for Parkway and GSB in 2022.

For Parkway, Raymond James used discount rates ranging from 16.9% to 18.9%. For GSB, Raymond James used discount rates ranging from 16.9% to 18.9%. Raymond James arrived at its discount ranges by using the Modified CAPM methodology as presented in the 2017 Duff & Phelps Valuation Handbook. Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for each of Parkway and GSB and calculated a range of implied exchange ratios by dividing the maximum implied per share value of GSB by the minimum implied per share value of Parkway common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of GSB by the maximum implied per share value of Parkway to calculate the minimum implied exchange ratio. The results of the discounted cash flow analysis are summarized in the table below:

	Implied Equity Value Per Share				Implied Exchange Ratio
	Parkway		Great State
	Low	High	Low	High	Low/High	High/ Low
Net Income Terminal Multiple	$15.28	$17.70	$17.92	$21.27	1.0129x -1.3921x
Exchange Ratio in the Merger					1.2100x

Selected Companies Analysis. Raymond James reviewed certain data for two selected groups of companies with publicly traded equity securities that it deemed relevant for its analysis. The two selected groups represent companies believed relevant to Parkway and GSB, respectively. For Parkway, Raymond James selected certain companies that (i) are headquartered in North Carolina, South Carolina, and Virginia; (ii) have 3 month average daily trading volume greater than 10 shares; (iii) have total assets between $450 million and $700 million; and (iv) have last twelve month (“LTM”) return on average assets (“ROAA”) between 0.25% and 1.50%; this group excludes mutual holding companies and targets of announced mergers. For GSB, Raymond James selected certain companies that (i) are headquartered in North Carolina, South Carolina, Georgia, Tennessee, and Virginia; (ii) have 3 month average daily trading volume greater than 10 shares; (iii) have total assets between $50 million and $350 million; and (iv) have LTM ROAA between 0.25% and 1.50%; this group excludes mutual holding companies and targets of announced mergers. The financial data reviewed included (i) tangible book value per share; (ii) 2017 earnings per share, for which data was available (which was year ended December 31, 2017); and (iii) tax normalized 2017 earnings per share, which adjusts 2017 earnings to remove the impact of deferred tax asset write downs in Q4 2017 due to changes in the U.S. corporate tax code. No company used in the analyses described below is identical or directly comparable to Parkway or GSB. The selected companies and resulting data are below:

Parkway Selected Companies

•	CAB Financial Corp.

•	New Peoples Bankshares Inc.

•	Fauquier Bankshares Inc.

•	Virginia National Bankshares Corporation

•	Bank of the James Financial Group Inc.

•	Benchmark Bankshares Inc.

•	Uwharrie Capital Corp

•	HomeTown Bankshares Corp.

•	West Town Bancorp, Inc.

•	Freedom Bank of Virginia

•	South Atlantic Bancshares Inc.

•	First Reliance Bancshares

GSB Selected Companies

•	Surrey Bancorp

•	Exchange Bankshares Inc.

•	Farmers Bank of Appomattox

•	United National Bank

•	Oak View National Bank

•	BlueHarbor Bank

•	United Tennessee Bankshares

•	Pioneer Bankshares Inc.

•	Virginia Bank Bankshares Inc.

•	Peoples Bankshares Inc.

•	AB&T Financial Corp.

	Parkway Percentiles				Great State Percentiles
	25th		75th		25th		75th
Tangible Book Value	122%		146%		90%		117%
2017 EPS	16.7	x	25.1	x	12.6	x	21.2	x
Tax Normalized 2017 EPS	15.1	x	22.3	x	11.7	x	20.1	x

Taking into account the results of the selected companies analysis, Raymond James applied the 75th and 25th percentiles of the price to tangible book value ratio and earnings per share multiples to corresponding financial data for each of Parkway and GSB. For Parkway, Raymond James used the 75th and 25th percentiles of the banks and thrifts for the Parkway Selected Companies above, which group it deemed to include companies with operating results similar to Parkway. For GSB, Raymond James used the banks and thrifts in the GSB Selected Companies above. Raymond James reviewed the ranges of implied per share values and calculated a range of implied exchange ratios by dividing the higher implied per share value of GSB by the lower implied per share value of Parkway to calculate the implied exchange ratio, and by dividing the lower implied per share value of GSB by the higher implied per share value of Parkway to calculate the low implied exchange ratio. The results of the selected companies analysis are summarized below:

	Implied Equity Value Per Share				Implied Exchange Ratio
	Parkway		Great State
	25th	75th	25th	75th	Low/High	High/Low
Tangible Book Value	13.40	16.03	11.48	14.93	0.7164x - 1.1145x
2017 EPS	8.18	12.30	6.05	10.18	0.4917x - 1.2436x
Tax Normalized 2017 EPS	11.73	17.32	7.68	13.20	0.4435x - 1.1252x
Exchange Ratio in the Merger					1.2100x

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected regional transactions announced since January 1, 2017 involving targets headquartered in the Southeast with (i) target assets between $100 million and $300 million; and (ii) LTM ROAA between 0.50% and 1.50%. Raymond James also analyzed publicly available information relating to selected national transactions announced since January 1, 2017 involving targets headquartered in the U.S. with (i) target assets between $100 million and $300 million; and (ii) LTM ROAA between 0.50% and 1.50%. Financial data for the selected targets were based on the most recent twelve month period reported as of March 1, 2018. Both regional and national selected transactions excluded (i) investor recapitalizations; (ii) transactions without meaningful pricing data; and (iii) transactions with less than 100% cumulative equity ownership acquired. The selected transactions (with respective transaction announcement dates shown) used in the analyses included:

National Transactions since January 1, 2017

•	Acquisition of Americas United Bank by Bank of Southern California NA (Announced 2/22/18)

•	Acquisition of Westbound Bank by Guaranty Bancshares Inc. (Announced 1/29/18)

•	Acquisition of Garfield Acquisition Corp by First Commonwealth Financial (Announced 1/10/18)

•	Acquisition of Adams Dairy Bancshares Inc. by Equity Bancshares Inc. (Announced 12/18/17)

•	Acquisition of Tennessee Bancshares Inc. by SmartFinancial Inc. (Announced 12/12/17)

•	Acquisition of ASB Financial Corp. by Peoples Bancorp Inc. (Announced 10/24/17)

•	Acquisition of BOJ Bancshares Inc. by Investar Holding Corp. (Announced 08/07/17)

•	Acquisition of Bank of Napa by Bank of Marin Bancorp (Announced 07/31/17)

•	Acquisition of County First Bank by Community Financial Corp. (Announced 07/31/17)

•	Acquisition of Castle Rock Bank Holding Co. by Guaranty Bancorp (Announced 07/19/17)

•	Acquisition of Chattahoochee Bank of Georgia by Entegra Financial (Announced 06/27/17)

•	Acquisition of Guaranty B&TC & Certain Assets by QCR Holdings Inc. (Announced 06/08/17)

•	Acquisition of Resurgens Bancorp by Charter Financial Corp. (Announced 06/01/17)

•	Acquisition of Town & Country Bank Inc. by People’s Utah Bancorp (Announced 05/31/17)

•	Acquisition of Lafayette Community Bancorp by Horizon Bancorp (Announced 05/23/17)

•	Acquisition of Folsom Lake Bank by Central Valley Community Bancorp (Announced 04/24/17)

•	Acquisition of Morgan Financial Corp. by Mid-America Financial Corp. (Announced 04/26/17)

•	Acquisition of OCB Bancorp by Sierra Bancorp (Announced 04/24/17)

•	Acquisition of Patriot Bank by National Commerce Corp. (Announced 04/24/17)

•	Acquisition of Cornerstone Bancorp by First Community Corp. (Announced 04/12/17)

•	Acquisition of CenterPointe Community Bank by Northwest Bancorp (Announced 03/23/17)

•	Acquisition of Wells Financial Corp. by Citizens Community Bancorp (Announced 03/17/17)

•	Acquisition of Mountain Valley Bancshares Inc. by Piedmont Bancorp Inc. (Announced 03/17/17)

•	Acquisition of Citizens Bancshares Inc. by Investar Holding Corp. (Announced 03/08/17)

•	Acquisition of Bancorp of Lexington Inc. by Investor Group (Announced 11/14/17)

•	Acquisition of Sound Banking Company by West Town Bancorp Inc. (Announced 02/17/17)

•	Acquisition of First Partners Financial Inc. by Progress Financial Corp. (Announced (02/14/17)

•	Acquisition of Jefferson Bankshares Inc. by HCBF Holding Company (Announced 01/20/17)

Regional Transactions since January 1, 2017

•	Acquisition of Tennessee Bancshares Inc. by SmartFinancial Inc. (Announced 12/12/17)

•	Acquisition of Chattahoochee Bank of Georgia by Entegra Financial (Announced 06/27/17)

•	Acquisition of Resurgens Bancorp by Charter Financial Corp. (Announced 06/01/17)

•	Acquisition of Patriot Bank by National Commerce Corp. (Announced 04/24/17)

•	Acquisition of Cornerstone Bancorp by First Community Corp. (Announced 04/12/17)

•	Acquisition of Mountain Valley Bancshares Inc. by Piedmont Bancorp Inc. (Announced 03/17/17)

•	Acquisition of Sound Banking Company by West Town Bancorp Inc. (Announced 02/17/17)

•	Acquisition of First Partners Financial Inc. by Progress Financial Corp. (Announced (02/14/17)

•	Acquisition of Jefferson Bankshares Inc. by HCBF Holding Company (Announced 01/20/17)

Taking into account the results of the selected transaction analysis, Raymond James applied the 25th percentile and 75th percentile tangible book value multiple, tax normalized earnings per share multiple, and core deposit premium. to the corresponding GSB metrics to create the range of exchange ratios used for its analysis based on Parkway’s 10-day average closing stock price. The results of the selected transactions analysis are summarized below:

						Great State Implied Equity Value Per Share		Implied Exchange Ratio
	Great State Statistic	Percentiles
		25th		75th		25th	75th	25th Pctl.	75th Pctl.
National Transactions
Tangible Book Value	$12.76	140%		161%		$17.86	$20.54	1.4507x - 1.6734x
Tax Normalized 2017 EPS	$0.66	17.1	x	25.9	x	$11.29	$17.09	0.9189x - 1.3922x
Premium to Core Deposits	$89,729	5.9%		9.7%		$18.36	$21.98	1.4951x - 1.7896x

Regional Transactions
Tangible Book Value	$12.76	141%		162%		$17.99	$20.67	1.4636x - 1.6851x
Tax Normalized 2017 EPS	$0.66	17.2	x	22.7	x	$11.35	$14.98	0.9254x - 1.2223x
Premium to Core Deposits	$89,729	6.0%		10.2%		$18.48	$22.40	1.5046x - 1.8244x
Exchange Ratio in the Merger								1.2100x

Pro Forma Impact Analysis. Raymond James performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Parkway and GSB. Using (i) closing balance sheet estimates as of June 30, 2018 for Parkway and GSB based on Parkway management estimates; (ii) financial forecasts and projections of Parkway and GSB for the years ended 2018 and 2019, as provided by Parkway management and (iii) pro forma assumptions (including, without limitation, the cost savings expected to result from the merger agreement as well as the purchase accounting adjustments and restructuring charges assumed with respect thereto) provided by Parkway management. Raymond James analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger agreement could be dilutive to Parkway’s estimated tangible book value per share at June 30, 2018, accretive to Parkway’s estimated full year 2018 earnings per share (excluding the impact of one-time deal charges) and accretive to Parkway’s estimated 2019 earnings per share. For all of the above analyses, the actual results achieved by Parkway following the merger may vary from the projected results, and the variations may be material.

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of Parkway.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Parkway. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Parkway board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to Parkway of the merger consideration to be paid in connection with the merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Parkway Board in making its determination to approve the merger. Neither Raymond James’ opinion, nor the analyses described above, should be viewed as determinative of the Parkway board of directors’ nor Parkway management’s views with respect to Parkway,

GSB or the merger. Raymond James did not determine the amount of consideration, recommend any specific amount of consideration or recommend that any specific consideration constituted appropriate consideration for the merger. Parkway placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of March 1, 2018, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm its opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Parkway or GSB since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

Raymond James and its affiliates have in the past provided investment banking and other financial services to Parkway for which Raymond James or its affiliates have received, or would expect to receive, compensation. Over the last two years, Raymond James and its affiliates have received fees totaling $400,000 (excluding out-of-pocket expense reimbursement) from Parkway for investment banking services. Raymond James and its affiliates have not in the past provided investment banking or financial services to GSB. Raymond James and its affiliates may provide investment banking, financial advisory and other financial services to Parkway and its affiliates in the future, for which Raymond James may receive compensation.

For services rendered in connection with the delivery of its opinion, Parkway paid Raymond James a customary investment banking fee of $150,000 upon delivery of its opinion. Parkway will also pay Raymond James a customary fee for advisory services of $100,000 in connection with the merger, which is contingent upon the closing of the merger. Parkway has also paid Raymond James a retainer of $25,000 and has agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Parkway and GSB for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Parkway and/or GSB or other participants in the merger in the future, for which Raymond James may receive compensation.

GSB’s Reasons for the Merger; Recommendation of the GSB Board

The GSB Board believes the merger is fair to and in the best interests of GSB and its shareholders. In reaching its decision to approve and adopt the merger agreement and recommend the merger agreement to GSB shareholders, the GSB Board consulted with GSB’s management and its financial and legal advisors and evaluated GSB’s prospects for maximizing value for its shareholders over the long-term. The GSB Board believes that completing the merger will create greater value for its shareholders in the future than GSB would be able to achieve as an independent company. In reaching its conclusion that the merger agreement and the merger are fair to, and in the best interests of, GSB and its shareholders, the GSB Board considered a number of factors, both positive and negative, including, without limitation, the following:

•	the current and prospective business and economic environments in which GSB operates, including the competitive environment for North Carolina financial institutions which is characterized by intensifying competition from in-state and out-of-state financial institutions, increasing importance of scale, continuing consolidation in the financial services industry, increased regulatory burdens on financial institutions, and uncertainties in the regulatory climate going forward;

•	the GSB Board’s desire to provide shareholders with the prospect for greater future appreciation in the value of their investment in GSB common stock than the appreciation the GSB Board believes can be achieved independently;

•	the GSB Board’s belief that the long-term interests of GSB shareholders would be better served by accepting Parkway’s offer than by continuing to operate independently;

•	the financial and other terms of the merger agreement;

•	the GSB Board’s belief, based on its own analyses and on the financial analysis prepared by Performance Trust, and Performance Trust’s opinion dated March 1, 2018, delivered to the GSB Board, that the merger consideration was fair, from a financial point of view, to GSB shareholders;

•	a comparison of the financial terms of the merger agreement with recent comparable transactions in North Carolina and elsewhere;

•	the GSB Board’s analyses of GSB’s current business, operations, earnings, financial condition, capital and current and future market conditions, as well as its reasonable expectations of GSB’s future performance and operations;

•	the value to be received by GSB shareholders in relation to the GSB’s book value and earnings per share of GSB common stock and its historical stock trading price;

•	GSB’s impending need for additional capital in order to continue to grow, and the likelihood of additional capital being available on favorable terms;

•	the potential dilutive impact on GSB shareholders of raising additional capital based on conditions in the trading market for GSB common stock;

•	the lack of liquidity and low historical trading volume of GSB common stock in comparison to the stocks of larger companies traded in established public markets;

•	Parkway’s current business, operations, earnings, and financial condition, as well as the complimentary nature of Parkway’s business with GSB’s traditional community bank service offerings and a common vision of the importance of Western North Carolina to the combined organization’s future;

•	the historical and current earnings of Parkway, which indicate the potential to provide GSB shareholders with increased value following the merger;

•	the fact that the merger agreement provides for representation of GSB shareholders on the Parkway Board and the board of the combined Skyline and GSB organization;

•	the fact that the merger consideration was in the form of Parkway common stock, which would give GSB shareholders an opportunity to participate in the future performance of the combined company;

•	the difficulty of remaining a small independent financial institution versus the benefits of combining with a larger financial institution to spread the regulatory costs and burdens across a larger combined organization;

•	the GSB Board’s belief that affiliation with another organization would result in cost-saving opportunities and operating efficiencies, which would have a positive effect on the combined company’s operating results, and that the overall greater scale to be achieved by the merger will better position the combined company for future growth;

•	the advantages of combining with another financial institution to enable the more cost efficient delivery of the technology-based banking products and services desired by today’s banking customers;

•	the alternatives to a merger, including remaining an independent institution;

•	the absence of overlaps in GSB’s and Parkway’s banking markets, and the likelihood that the regulatory approvals necessary to complete the transaction would be obtained;

•	the impact of the merger on the customers and markets GSB serves;

•	the effect of the merger on GSB’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by Parkway to GSB’s employees;

•	the expectation that the merger will generally be a nontaxable transaction to GSB shareholders with respect to the Parkway common stock received in the merger (subject to the individual circumstances of GSB shareholders);

•	that, although the merger agreement would prohibit the GSB Board from seeking or discussing merger offers from or with other financial institutions, if another financial institution were interested in acquiring GSB and, after the merger was announced, made an acquisition offer, the GSB Board could consider that offer if it were a Superior Proposal;

•	the GSB Board’s belief that, although GSB would have to pay Parkway a termination fee if the merger were not completed under certain circumstances, the amount of that fee is not so large as to effectively preclude another financial institution from making an acquisition offer to acquire GSB after the merger was announced;

•	that any GSB shareholder who concludes the merger consideration does not represent the fair value of shares of GSB common stock may dissent and follow statutory procedures to assert appraisal rights under North Carolina or federal law; and

•	the belief of the GSB Board that, in light of the reasons discussed above, Parkway was an attractive choice as a long-term partner of GSB.

The board also considered negative factors relating to the merger, including, without limitation, those listed below.

•	that the exchange ratio is fixed, so the exact value of the merger consideration to be received by GSB shareholders for the GSB common stock cannot be determined until the merger is completed, and the value of the merger consideration could be less or more than the value at the time the merger was announced;

•	because GSB currently does not anticipate asking Performance Trust to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, to GSB shareholders at the time the merger is completed;

•	the significant risks and costs involved in connection with entering into and consummating the merger, or failing to consummate the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals;

•	the loss of the autonomy GSB currently enjoys as an independent financial institution;

•	the merger agreement limits GSB’s ability to pursue other acquisition opportunities and requires that GSB pay a substantial termination fee if it later chooses to pursue a more attractive acquisition proposal or if the merger agreement is terminated under certain other circumstances;

•	the risks associated with integrating GSB’s business, operations and employees with those of Skyline and of achieving anticipated cost savings;

•	the merger could result in employee attrition and have a negative effect on GSB’s business and customer relationships;

•	while the merger is pending, GSB’s officers and employees will focus extensively on actions required to complete the merger, which will divert their attention from GSB’s business, and GSB will incur substantial transaction costs even if the merger is not consummated; and

•	while the merger is pending, GSB will be subject to certain restrictions on the conduct of its business which may delay or prevent it from pursuing business opportunities that may arise or preclude it from taking actions that would be advisable if it were to remain independent.

The GSB Board also considered provisions made in the merger agreement for employees and management. The GSB Board concluded that those terms were fair and reasonable.

The foregoing discussion of the factors considered by the GSB Board is not intended to be exhaustive, but is believed to include the material factors considered by the GSB Board. While GSB’s directors considered the foregoing and other factors individually, the GSB Board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. In considering the factors described above, the individual members of the GSB Board may have given different weights to different factors. However, the GSB Board conducted an overall analysis of the various factors and collectively made its determination with respect to the merger agreement based on the unanimous conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger agreement is in the best interests of GSB and GSB shareholders.

THE GSB BOARD UNANIMOUSLY DETERMINED THAT THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE IN THE BEST INTERESTS OF GSB AND GSB SHAREHOLDERS AND UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT. THE GSB BOARD UNANIMOUSLY RECOMMENDS THAT GSB SHAREHOLDERS VOTE “FOR” THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

In considering the recommendation of the GSB Board with respect to the proposal to approve and adopt the merger agreement, GSB shareholders should be aware that GSB’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other GSB shareholders. The GSB Board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger and the merger agreement, and in making its recommendation. See “– GSB’s Directors and Officers Have Financial Interests in the Merger” beginning on page 73.

The above explanation of the analyses and reasoning of the GSB Board and the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 34.

Opinion of GSB’s Financial Advisor

On March 1, 2018, Performance Trust rendered to the GSB Board its written opinion with respect to the fairness, from a financial point of view, to the holders of GSB common stock, of the merger consideration pursuant to the merger agreement.

Performance Trust’s opinion was directed to the GSB Board and only addressed the fairness, from a financial point of view, to the holders of GSB common stock, of the merger consideration and did not address any other aspect or implication of the merger. The references to Performance Trust’s opinion in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of Performance Trust’s written opinion, which is included as Appendix C to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Performance Trust in preparing its opinion. However, neither Performance Trust’s opinion, nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to the GSB Board or any GSB shareholder as to how to act or vote with respect to any matter relating to the merger agreement or otherwise. Performance Trust’s opinion was furnished for the use and benefit of the GSB Board (in its capacity as such) in connection with its evaluation of the merger.

In issuing its opinion, among other things, Performance Trust:

(i)	reviewed a draft, dated February 27, 2018, of the merger agreement;

(ii)	reviewed certain publicly available business and financial information relating to GSB and Parkway;

(iii)	reviewed certain other business, financial and operating information relating to GSB and Parkway provided to Performance Trust by the management of GSB and the management of Parkway, including financial forecasts for GSB for the 2018 to 2022 fiscal years ending December 31, and financial forecasts for Parkway for the 2018 to 2022 fiscal years ending December 31;

(iv)	met with, either by phone or in person, certain members of the management of GSB and Parkway to discuss the business and prospects of GSB and Parkway and the proposed merger;

(v)	reviewed and compared certain financial metrics of GSB with certain financial metrics of Parkway that Performance Trust deemed relevant;

(vi)	reviewed certain financial data of GSB and Parkway, and compared that data with similar data for companies with publicly traded equity securities that Performance Trust deemed relevant; and

(vii)	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Performance Trust deemed relevant.

In connection with its review, Performance Trust has not independently verified any of the foregoing information and Performance Trust has assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for GSB and Parkway that Performance Trust used in its analyses, the management of GSB and Parkway have advised Performance Trust, and it has assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of GSB and Parkway as to the future financial performance of GSB and Parkway, respectively, and Performance Trust expresses no opinion with respect to such estimates or the assumptions on which they are based. Performance Trust has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of GSB and Parkway since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Performance Trust that would be material to its analyses or its opinion, and that there is no information or any facts that would make any of the information reviewed by Performance Trust incomplete or misleading. Performance Trust has also assumed, with GSB’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on GSB, Parkway or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any term, condition or provision thereof that would be material to Performance Trust’s analyses or its opinion. Performance Trust has assumed, with GSB’s consent, that the merger agreement, when executed by the parties thereto, conformed to the draft reviewed by Performance Trust in all respects material to its analyses.

Performance Trust’s opinion only addresses the fairness, from a financial point of view, of the merger consideration to the holders of GSB common stock in the manner set forth in the full text of its opinion, which is included as Appendix C, and the opinion does not address any other aspect or implication of the merger or any agreement, arrangement or understanding entered into in connection with the merger or otherwise, including, without limitation, the amount or nature of, or any other aspect relating to, any compensation to any officers, trustees, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise.

The issuance of Performance Trust’s opinion was approved by an authorized internal committee of Performance Trust.

Performance Trust’s opinion was necessarily based upon information made available to it as of the date the opinion was delivered of March 1, 2018, and financial, economic, market and other conditions as they existed and could be evaluated on the date the opinion was delivered. Performance Trust has no obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date the opinion was delivered. Performance Trust’s opinion does not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to GSB, nor does it address the underlying business decision of GSB or the GSB Board to approve, recommend or proceed with the merger. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Performance Trust has relied on, with GSB’s consent, advice of the outside counsel and the independent accountants of GSB, and on the assumptions of the management of GSB, as to all legal, regulatory, accounting, insurance and tax matters with respect to GSB, Parkway, and the merger.

In preparing its opinion to the GSB Board, Performance Trust performed a variety of analyses, including those described below. The summary of Performance Trust’s analyses is not a complete description of the analyses underlying Performance Trust’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Performance Trust’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Performance Trust arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Performance Trust believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Performance Trust considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Performance Trust did not make separate or quantifiable judgments regarding individual analyses. The implied value reference ranges indicated by Performance Trust’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond GSB’s control, Parkway’s control and the control of Performance Trust. Much of the information used in, and accordingly the results of, Performance Trust’s analyses are inherently subject to substantial uncertainty.

Performance Trust’s opinion and analyses were provided to the GSB Board in connection with its consideration of the proposed merger and were among many factors considered by the GSB Board in evaluating the proposed merger. Neither Performance Trust’s opinion nor its analyses were determinative of the merger consideration or of the views of the GSB Board with respect to the proposed merger.

The following is a summary of the material financial analyses performed in connection with Performance Trust’s opinion rendered to the GSB Board on March 1, 2018. No company used in the analyses described below is identical or directly comparable to GSB, Parkway or the proposed transaction. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Performance Trust’s analyses.

Relative Contribution Analysis. Performance Trust considered certain operating and financial metrics of GSB and Parkway and reviewed the relative contribution of GSB and Parkway to certain operating and financial metrics of the combined company. Performance Trust used financial results as of and for the twelve months ended December 31, 2017, and projected net income results for GSB for 2018 and 2019 based on the financial forecasts prepared by GSB’s management, and projected net income results for Parkway for 2018 and 2019 based on financial forecasts prepared by Parkway’s management and approved by GSB’s management. For purposes of the relative contribution analysis, net income for GSB and net income for Parkway for the twelve months ended December 31, 2017 was adjusted for the impact of the deferred tax asset write-down that occurred in the fourth quarter of 2017 as a result of the change in the corporate tax rate. The metric Tangible Common Equity + ALLL refers to each company’s tangible common equity plus its allowance for loan losses. The relative contribution analysis did not give effect to the impact of any synergies resulting from the proposed merger. Performance Trust reviewed the resulting implied exchange ratios and compared them to the proposed exchange ratio of 1.21 in the Merger.

The results of the relative contribution analysis are summarized below.

	Contribution
	GSB	Parkway	Implied Exchange Ratio
Market Capitalization	15.6%	84.4%	0.98x
Tangible Common Equity	18.0%	82.0%	1.16x
Tangible Common Equity + ALLL	18.5%	81.5%	1.20x
2017 Net Income	13.4%	86.6%	0.82x
2018E Net Income	17.8%	82.2%	1.15x
2019E Net Income	19.5%	80.5%	1.28x
Proposed Exchange Ratio			1.21x

Selected Public Companies Analysis. Performance Trust considered certain financial information for Parkway and compared it with ten selected companies whose equity is publicly traded that Performance Trust deemed relevant. The selected companies included banks headquartered in Virginia, Tennessee, or North Carolina with total assets between $500 million and $1 billion and last twelve months’ return on average assets less than 1.00%. The selected companies were selected because they were deemed similar to Parkway in one or more respects. Except as described above, no specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Performance Trust identified a sufficient number of companies for purposes of its analysis but may not have included all publicly traded companies that might be deemed comparable to Parkway. The ten selected companies used in this analysis included:

•	Bay Banks of Virginia, Inc. – Richmond, VA

•	Select Bancorp, Inc. – Dunn, NC

•	MainStreet Bancshares, Inc. – Fairfax, VA

•	Mountain Commerce Bancorp, Inc. – Knoxville, TN

•	Union Bank – Greenville, NC

•	Fauquier Bankshares, Inc. – Warrenton, VA

•	Bank of the James Financial Group, Inc. – Lynchburg, VA

•	First Advantage Bancorp – Clarksville, TN

•	Freedom Bank of Virginia – Fairfax, VA

•	HomeTown Bankshares Corporation – Roanoke, VA

Performance Trust also considered certain financial information for GSB and compared it with 13 selected companies whose equity is publicly traded that Performance Trust deemed relevant. The selected companies included banks headquartered in Virginia, Tennessee, or North Carolina with total assets between $100 million and $400 million, last twelve months’ return on average assets greater than 0.00%, and reported trading activity over the preceding 90 days. The selected companies were selected because they were deemed similar to GSB in one or more respects. Except as described above, no specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Performance Trust identified a sufficient number of companies for purposes of its analysis but may not have included all publicly traded companies that might be deemed comparable to GSB. The 13 selected companies used in this analysis included:

•	Bank of Botetourt – Buchanan, VA

•	Virginia Partners Bank – Fredericksburg, VA

•	Paragon Financial Solutions, Inc. – Memphis, TN

•	Citizens Bancorp of Virginia, Inc. – Blackstone, VA

•	Surrey Bancorp – Mount Airy, NC

•	Farmers Bank of Appomattox – Appomattox, VA

•	Oak View National Bank – Warrenton, VA

•	BlueHarbor Bank – Mooresville, NC

•	Security Bancorp, Inc. – McMinnville, TN

•	Pioneer Bankshares, Inc. – Stanley, VA

•	Virginia Bank Bankshares, Incorporated – Danville, VA

•	Peoples Bankshares, Incorporated – Montross, VA

•	AB&T Financial Corporation – Gastonia, NC

Performance Trust reviewed financial data for the selected companies, including trading value to tangible book value and trading value to last twelve months’ earnings. Furthermore, Performance Trust applied the average and median multiples of the selected companies to corresponding financial data for each of GSB and Parkway as of December 31, 2017. Performance Trust reviewed the ranges of implied per share prices and calculated a range of implied exchange ratios by dividing the higher implied per share price of GSB by the lower implied per share price of Parkway to determine the high implied exchange ratio, and by dividing the lower implied per share price of GSB by the higher implied per share price of Parkway to calculate the low implied exchange ratio. Performance Trust also derived the midpoint of each exchange ratio range. Performance Trust reviewed the resulting implied exchange ratios and compared them to the proposed exchange ratio of 1.21 in the Merger.

The results of the selected public companies analysis are summarized below.

	Implied Per Share Value Indicated by Financial Data				Implied Exchange Ratio GSB / Parkway
	GSB		Parkway
	Avg.	Median	Avg.	Median	Low/High	Midpoint	High/Low
Price/Tangible Book Value	$14.01	$14.09	$15.90	$15.80	0.88x	0.89x	0.89x
Price/LTM EPS	10.87	10.07	17.29	17.68	0.57x	0.60x	0.63x
Proposed Exchange Ratio						1.21x

Dividend Discount Analysis. Performance Trust analyzed the discounted present value of GSB’s projected free cash flows to equity for the years ending December 31, 2018 through December 31, 2022 on a standalone basis. Performance Trust also analyzed the discounted present value of the combined company’s projected free cash flows to equity for the years ending December 31, 2018 through December 31, 2022. Performance Trust calculated cash flows for each year in the projection period based on dividendable tangible common equity, which is defined as the tangible common equity in excess of a minimum 8.0% tangible common equity to tangible assets ratio.

Performance Trust applied a price to earnings multiples of 14.0x to each of GSB’s and the combined company’s projected calendar year 2022 net income in order to derive projected terminal values at December 31, 2022. The projected cash flows and terminal values were discounted at 15.0%, which reflected the cost of equity capital using a discount rate build-up method based on the sum of the risk-free free rate, industry equity risk premium, size premium, and specific company risk factors. This analysis was based on the financial forecasts prepared and approved for use in this analysis by GSB management, and other assumptions related to the merger provided by GSB’s management. The resulting present value for GSB was divided by the number of common shares outstanding in order to arrive at a present value per share of GSB common stock. The resulting present value for the combined company was divided by the pro forma number of common shares outstanding in order to arrive at a present value per share of common stock for the combined company, which was then multiplied by the proposed exchange ratio of 1.21 in order to arrive at a present value per share of GSB common stock. The results of the dividend discount analysis are summarized below.

Implied per share value of GSB on a standalone basis	$19.87
Implied per share value of GSB on a pro forma basis at the proposed exchange ratio of 1.21x	$23.12

Other Matters. The GSB Board engaged Performance Trust as its financial advisor in connection with the potential merger based on Performance Trust’s experience, reputation, and familiarity with GSB’s business. Performance Trust has an investment banking division and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions.

Except as described in this paragraph, during the two years preceding the date of Performance Trust’s written opinion, Performance Trust has not been engaged by and has not otherwise performed services for GSB or Parkway for which it was paid a fee. Performance Trust will receive a customary investment banking fee for its services of one percent of the aggregate consideration to be received by GSB’s shareholders, which fee is contingent upon the consummation of the merger, and reimbursement of certain out-of-pocket expenses. GSB paid Performance Trust $35,000 upon delivery of its opinion which, if the merger is completed, will be credited against Performance Trust’s investment banking fee. In addition, GSB has agreed to indemnify Performance Trust and certain related parties for certain liabilities arising out of or related to the engagement and to reimburse Performance Trust for certain expenses incurred in connection with its engagement.

Performance Trust is a broker-dealer engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Performance Trust and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of GSB, Parkway and certain of their affiliates as well as provide investment banking and other financial services to such companies and entities.

Certain GSB Unaudited Prospective Financial Information

GSB does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, GSB is including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to Performance Trust, GSB’s financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of GSB, Performance Trust, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

GSB’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to GSB’s business, all of which are difficult to predict and many of which are beyond GSB’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. GSB can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to GSB’s business, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules, and the various risks similar to those set forth in the “Risk Factors” section beginning on page 24.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the Securities and Exchange Commission (the “SEC”) or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in GSB’s historical GAAP financial statements. Neither GSB’s auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. GSB can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. GSB does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either GSB or Parkway, as applicable, of the merger and does not attempt to predict or suggest future results of Parkway. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by Parkway as a result of the merger, the effect on either GSB or Parkway, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either or GSB or Parkway, as applicable, of any possible failure of the merger to occur. None of GSB, Parkway or Performance Trust or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any GSB shareholder or other person regarding GSB’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by GSB or Parkway that it is viewed as material information of GSB, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger proposal, but is being provided solely because it was made available to GSB’s financial advisor in connection with the merger.

In light of the foregoing, and considering that the GSB special meeting will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, GSB shareholders are cautioned not to place unwarranted reliance on such information, and GSB urges all GSB shareholders to review GSB’s financial statements and other information contained elsewhere in this joint proxy statement/prospectus for a description of GSB’s business and financial results.

The following table presents a summary of selected GSB unaudited prospective financial data for the years 2018 through 2022 (dollars in thousands):

	2018	2019	2020	2021	2022
Total Assets ($000s)	$157,360	$175,200	$195,040	$204,972	$215,433
Total Loans ($000s)	$112,664	$128,664	$146,664	$154,364	$162,468
Total Deposits ($000s)	$141,261	$157,684	$175,694	$182,722	$190,031
Tangible Common Equity ($000s)	$13,215	$14,297	$15,760	$18,643	$20,746
Tangible Common Equity Ratio	8.4%	8.2%	8.1%	9.1%	9.6%
Net Income ($000s)	$1,286	$1,592	$1,905	$2,119	$2,331
Return on Average Assets	0.86%	0.96%	1.03%	1.06%	1.11%
Return on Average Equity	10.0%	11.6%	12.7%	12.3%	11.8%

GSB’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of the GSB Board that you approve the merger, you should be aware that GSB’s directors and executive officers have interests that are different from, or are in addition to, those of GSB shareholders generally. The GSB Board was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement.

Appointment of Individuals to the Boards of Directors of Parkway and Skyline

Pursuant to the merger agreement, Parkway and Skyline will appoint two non-executive officer directors of GSB as directors of Parkway and Skyline effective upon consummation of the merger. Parkway shall select the two individuals after consultation with GSB, and subject to the satisfaction of all legal and governance requirements regarding service as a director of each of Parkway and Skyline. As of the date of this joint proxy statement/prospectus, Parkway has not yet selected these two individuals.

The directors of GSB that will serve on the Parkway Board will be compensated in accordance with Parkway’s director compensation policy as then in effect. For more information, see “Information about Parkway – Board of Directors and Director Compensation” beginning on page 114.

Retirement Payments for Members of the GSB Board

Pursuant to the merger agreement, GSB will make a cash retirement payment, in accordance with its existing director retirement policy as in effect at the time the merger agreement was signed, of approximately $12,000 to each of the non-executive officer directors serving on the GSB Board who is not appointed to the Parkway Board upon consummation of the merger.

Change in Control Payments under Current GSB Employment Agreements

GSB currently has written employment agreements with C. Greg Edwards, its President and Chief Executive Officer, and Larry J. Farthing, its Chief Operating and Financial Officer. These employment agreements provide, in relevant part, that if the officer’s employment is terminated by GSB without cause or by the officer upon a good reason termination event within 12 months following a change in control, then GSB shall pay such officer’s continued base salary for a period of 12 months, any unpaid bonuses for the previous calendar year and, if such officer chooses to exercise his rights to purchase continued insurance coverage under COBRA, reimbursements for the cost of continued coverage for up to 12 months.

Immediately preceding effectiveness of the merger, GSB has agreed to terminate these employment agreements, Messrs. Edwards and Farthing will execute a general release of claims (and, in the case of Mr. Farthing, agreement to certain restrictive covenants), and Messrs. Edwards and Farthing each will receive a lump sum cash amount equal to the payments that would be provided under these employment agreements in the event of termination without cause or resignation by the officer upon a good reason termination event within 12 months following a change in control. The estimated amounts to be paid to Mr. Edwards and Mr. Farthing are $125,000 and $107,220, respectively.

As described in more detail below, in addition to payment of benefits provided under Mr. Edwards’s employment agreement with GSB, Parkway and Skyline have entered into an agreement for employment following the merger with Mr. Edwards.

Employment with Parkway and Skyline Following the Merger

Parkway and Skyline have agreed to appoint Mr. Edwards to serve as North Carolina Regional President of Skyline, effective upon consummation of the merger. Mr. Farthing is expected to be employed by Skyline for a transition period following consummation of the merger.

In connection with entering into the merger agreement, Parkway and Skyline have entered into an employment agreement with Mr. Edwards that will be effective upon consummation of the merger. The term of Mr. Edwards’s employment under his employment agreement will continue for a term of three years, unless terminated earlier in accordance with its terms. After the expiration of this initial term, the employment agreement will automatically extend for successive one-year periods, unless either Mr. Edwards or Parkway elects not to so extend. The employment agreement provides for an initial base salary of $155,000 per year. Mr. Edwards will be eligible to be considered for incentive compensation, if any, in an amount determined appropriate by Parkway based on the recommendation of the Compensation Committee of the Parkway Board. He is also entitled to participate in Parkway’s employee benefit plans and programs for which he is or will be eligible.

Mr. Edwards’s employment agreement provides for benefits in the event of a termination of Mr. Edwards’s employment by Parkway without “Cause” or by him for “Good Reason” in the absence of a “Change of Control” (as those terms are defined in the employment agreement). In such cases, Mr. Edwards will be entitled to receive his then-current base salary for the lesser of the remainder of the term or 18 months. Mr. Edwards’s employment agreement also provides for benefits in the event of a termination of Mr. Edwards’s employment by Parkway following a “Change of Control” or by him for “Good Reason” following a “Change of Control.” In such cases, Mr. Edwards will be entitled to receive his then-current base salary and other compensation benefits for a period of 24 months. Mr. Edwards’s entitlement to the foregoing severance payments is subject to Mr. Edwards’s release and waiver of claims against Parkway and his compliance with certain restrictive covenants as provided in his employment agreement.

In the event that Mr. Edwards is terminated by Parkway as a result of a “Permanent Disability” (as defined in the employment agreement), Mr. Edwards will be entitled to receive a lump sum payment equal to 90 days of his then-current base salary. Mr. Edwards will not be entitled to any compensation or other benefits under the employment agreement if his employment is terminated upon his death, by Parkway for “Cause,” or by him in the absence of “Good Reason.”

Mr. Edwards’s employment agreement contains restrictive covenants relating to the protection of confidential information, non-disclosure, non-competition and non-solicitation. The non-compete and non-solicitation covenants generally continue for a period of 24 months following the last day of Mr. Edwards’s employment.

For more information, including biographical information for Mr. Edwards, see “– Parkway’s Board of Directors and Management Following Completion of the Merger” beginning on page 76.

Indemnification and Insurance

Parkway has agreed to indemnify the officers and directors of GSB against certain liabilities arising before the Effective Date. Parkway also has agreed for a period of six years after the Effective Date, to maintain in effect GSB’s existing directors’ and officers’ liability insurance policy or purchase a substitute “tail” insurance policy providing for at least the same coverage and amounts as, and on terms no less advantageous than those contained in, GSB’s existing insurance, for the current directors and officers of GSB, subject to a cap on the cost of such policy equal to 200% of the current amount expended by GSB.

Merger Consideration to Be Received by GSB Directors and Executive Officers in Exchange for Their Shares of GSB Common Stock

As noted in “Security Ownership of Certain Beneficial Owners and Management of GSB,” the directors and officers of GSB beneficially own shares of GSB common stock. As a result, like all other GSB shareholders, these directors and officers will be entitled to receive merger consideration upon the consummation of the merger. As a result of the merger, each share of GSB common stock will be converted into the right to receive 1.21 shares of Parkway common stock. Additionally, GSB shareholders will receive cash in lieu of fractional shares.

In addition, certain directors of GSB hold GSB Warrants. The GSB Warrants expire on June 27, 2018 and, therefore, it is expected that the GSB Warrants will be exercised prior to the consummation of the merger. In that case, the shares underlying the GSB warrants will be entitled to receive merger consideration like all other outstanding shares of GSB upon the consummation of the merger. In the event that any GSB Warrants are outstanding and unexercised upon consummation of the merger, the merger agreement provides that such GSB Warrants shall automatically be converted into the right to receive, at the election of the holders, either (i) $3.00 in cash (without interest) for each share of GSB common stock subject to such GSB Warrants or (ii) 0.25 shares of Parkway common stock.

Parkway’s Board of Directors and Management Following Completion of the Merger

The directors of Parkway in office immediately prior to the merger will continue serving as directors of Parkway after the merger. The executive officers of Parkway immediately prior to the merger will continue serving in their current positions as executive officers of Parkway after the merger. For more information, including biographical information for the directors and executive officers of Parkway, see the sections entitled “Parkway Proposals – Proposal No. 2 – Election of Directors,” “Information about Parkway – Board of Directors and Director Compensation” and “Information about Parkway – Executive Officers of Parkway” beginning on pages 40, 114 and 115, respectively.

Parkway and Skyline will appoint two non-executive officer directors of GSB as additional directors of Parkway and Skyline effective upon consummation of the merger. Parkway shall select the two individuals after consultation with GSB, and subject to the satisfaction of all legal and governance requirements regarding service as a director of each of Parkway and Skyline. As of the date of this joint proxy statement/prospectus, Parkway has not yet selected these two individuals.

In addition, Parkway and Skyline will appoint Mr. Edwards to serve as North Carolina Regional President of Skyline, effective upon consummation of the merger. Mr. Edwards, age 60, serves as GSB’s President and Chief Executive Officer. He was a member of GSB’s organizing group and was elected to his current position at the time GSB was incorporated and began operations during July 2008. He previously served as a senior loan officer for Northwestern National Bank (formerly Wilkes National Bank) from 1994 until that bank was acquired by Integrity Financial Corp. (the parent company of Catawba Valley Bank) in 2002. Following that transaction, he joined Bank of Granite in April 2003 where he served as Senior Vice President and County Executive in Wilkes County until he joined GSB’s organizing group in December 2006. Mr. Edwards has 38 years of commercial banking experience, primarily in northwestern North Carolina.

Public Trading Markets

Parkway’s common stock is quoted on the OTC Market Group’s OTCQX marketplace under the symbol “PKKW.” GSB common stock is quoted on the OTC Pink marketplace under the symbol “GSTB.” Upon completion of the merger, newly issued shares of Parkway common stock issuable pursuant to the merger agreement will be quoted on the OTC Market Group’s OTCQX marketplace.

Dissenters’ and Appraisal Rights

Parkway

Parkway shareholders are not entitled to dissenters’ or appraisal rights in connection with the merger.

GSB

Holders of GSB common stock have a right to dissent, as described herein, and to demand payment in cash of the appraised fair value of their shares of GSB common stock upon completion of the merger under the North Carolina Business Corporation Act (the “NCBCA”). In addition, because Skyline is a national bank, federal banking laws governing the merger also give holders of GSB common stock the right to dissent and to demand payment in cash of the appraised fair value of their shares of GSB common stock upon completion of the merger under the National Bank Act. Shareholders who receive a fair value cash payment under either of these statutes will not be entitled to receive any shares of Parkway common stock offered in the merger.

The following is a summary of the material terms of the statutory procedures to be followed by a holder of GSB common stock in order to perfect appraisal rights under the NCBCA and the National Bank Act. A copy of Article 13 is attached as Appendix D to this joint proxy statement/prospectus, and a copy of 12 U.S.C. § 215a(b) through (d) is attached as Appendix E to this joint proxy statement prospectus. If you intend to exercise appraisal rights, you are urged to carefully review Appendix D and Appendix E and to consult with legal counsel so as to be in strict compliance therewith. Shareholders who do not properly follow one of these statutory procedures will not be entitled to exercise appraisal rights and will receive shares of Parkway common stock if and when the merger is completed.

North Carolina Business Corporation Act. If a GSB shareholder elects to exercise the right to demand appraisal under the NCBCA, such shareholder must satisfy all of the following conditions:

•	The shareholder must be entitled to vote on the merger.

•	The shareholder must deliver to GSB, before the vote on approval or disapproval of the merger agreement is taken, written notice of the shareholder’s intent to demand payment if the merger is effectuated. This notice is separate from any proxy or vote against the merger agreement. Voting against, abstaining from voting, or failing to vote on the merger agreement will not constitute a notice within the meaning of Article 13.

•	The shareholder must not vote, or cause or permit to be voted, any shares in favor of the merger. A failure to vote will satisfy this requirement, as will a vote against the merger, but a vote in favor of the merger, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval of the merger or contain a direction to abstain, will constitute a waiver of the shareholder’s appraisal rights.

If the requirements above are not satisfied and the merger becomes effective, a GSB shareholder will not be entitled to payment for such shareholder’s shares under the provisions of Article 13 of the NCBCA.

Written notices of intent to demand payment should be addressed to Lillian S. Eldreth, Corporate Secretary at 1422 U.S. Highway 421, Wilkesboro, North Carolina 28697. The notice must be executed by the holder of record of shares of GSB common stock. A beneficial owner may assert appraisal rights only with respect to all shares of GSB common stock of which it is the beneficial owner. A record holder, such as a broker, who holds shares of GSB common stock as a nominee for others, may exercise appraisal rights with respect to the shares held by all or less than all beneficial owners of shares as to which such person is the record holder, provided such record holder exercises appraisal rights with respect to all shares beneficially owned by any particular beneficial shareholder. In such case, the notice submitted by such nominee as record holder must set forth the name and address of each beneficial shareholder who is demanding payment. With respect to shares of GSB common stock that are owned of record by a voting trust or nominee, the beneficial owner of such shares may exercise appraisal rights only if such beneficial owner also submits to GSB the record holder’s written consent to such exercise not later than the Demand Deadline (as defined below).

If the merger becomes effective, Skyline, as the surviving entity in the merger, will be required to deliver a written appraisal notice to all shareholders who have satisfied the requirements to assert appraisal rights described above. The appraisal notice and form must be sent no earlier than the effective date of the merger and no later than ten days after such effective date. The appraisal notice and form must:

•	Identify the first date of any announcement of the principal terms of the merger to the shareholders. If such an announcement was made, the form must require the shareholder to certify whether beneficial ownership of the shares was acquired before that date.

•	Require the shareholder to certify that the shareholder did not vote for or consent to the transaction.

•	State where the appraisal form is to be returned, where certificates for certificated shares must be deposited, and the date by which such certificates must be deposited (the “Demand Deadline”). The Demand Deadline may not be less than 40 nor more than 60 days after the date the appraisal notice and form are sent.

•	State that if the appraisal form is not received by Skyline by the Demand Deadline, the shareholder will be deemed to have waived the right to demand appraisal.

•	State Skyline’s estimate of the fair value of the shares.

•	Disclose that, if requested in writing by the shareholder, Skyline will disclose within ten days after the Demand Deadline the number of shareholders who have returned their appraisal forms and the total number of shares owned by them.

•	Establish a date within 20 days of the Demand Deadline by which shareholders can withdraw the request for appraisal.

•	Include a copy of Article 13 of the NCBCA.

A shareholder who receives an appraisal notice from Skyline must demand payment by signing and returning the form included with the notice and, in the case of certificated shares, deposit his or her share certificates in accordance with the terms of the appraisal notice. Shareholders should respond to the appraisal form’s request discussed above regarding when beneficial ownership of the shares was acquired. A failure to provide this certification allows Skyline to treat the shares as “after-acquired shares” subject to Skyline’s authority to delay payment as described below. Once a shareholder deposits his or her certificates or, in the case of uncertificated shares, returns the signed appraisal form, the shareholder loses all rights as a shareholder unless a timely withdrawal occurs as described below. A shareholder who does not sign and return the appraisal form and, in the case of certificated shares, fails to deposit the shares, is not entitled to payment under Article 13.

A shareholder who has complied with all the steps required for appraisal may thereafter decline to exercise appraisal rights and withdraw from the appraisal process by notifying Skyline in writing. The appraisal notice will include a date by which the withdrawal notice must be received. Following this date, a shareholder may only withdraw from the appraisal process with Skyline’s consent.

Within 30 days after the Demand Deadline, Skyline is required to pay each shareholder the amount that Skyline estimates to be the fair value of such shareholder’s shares, plus interest accrued from the effective date of the merger to the date of payment. The payment must be accompanied by the following:

•	GSB’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than 16 months before the date of payment, and the latest available quarterly financial statements, if any;

•	a statement of Skyline’s estimate of the fair value of the shares, which must equal or exceed Skyline’s estimate in the earlier-circulated appraisal notice; and

•	a statement that the shareholder has the right to submit a final payment demand as described below and that the shareholder will lose the right to submit a final payment demand if he or she does not act within the specified time frame.

A shareholder who is dissatisfied with the amount of the payment received from Skyline may notify Skyline in writing of such shareholder’s own estimate of the fair value of the shares and the amount of interest due, and demand payment of the excess of this estimate over the amount previously paid by Skyline. A shareholder who does not submit a final payment demand within 30 days after receiving Skyline’s payment is only entitled to the amount previously paid.

Skyline may withhold payment with respect to any shares which a shareholder failed to certify on the appraisal form as being beneficially owned prior to the date stated in the appraisal notice as the date on which the principal terms of the merger were first announced. If Skyline withholds payment, it must, within 30 days after the Demand Deadline, provide affected shareholders with GSB’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than 16 months before the date of payment, and the latest available quarterly financial statements, if any. Skyline must also inform such shareholders that they may accept Skyline’s estimate of the fair value of their shares, plus interest, in full satisfaction of their claim or submit a final payment demand. Shareholders who wish to accept the offer must notify Skyline of their acceptance within 30 days after receiving the offer. Skyline must send payment to such shareholders within ten days after receiving their acceptance. Shareholders who are dissatisfied with the offer must reject the offer and demand payment of the shareholder’s own estimate of the fair value of the shares, plus interest. If a shareholder does not explicitly accept or reject Skyline’s offer, he will be deemed to have accepted the offer. Skyline must send payment to these shareholders within 40 days after sending the notice regarding withholding of payment.

If Skyline does not pay the amount demanded pursuant to a shareholder’s final payment demand, it must commence a proceeding in North Carolina Superior Court within 60 days after receiving the final demand. The purpose of the proceeding is to determine the fair value of the shares and the interest due. If Skyline does not commence the proceeding within the 60-day period, it must pay each shareholder demanding appraisal the amount demanded, plus interest. All shareholders whose payment demands remain unsettled will be parties to the action. There is no right to a jury trial. Each shareholder who is a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by Skyline to the shareholder for the shares. The court will determine all court costs of the proceeding and will assess the costs against Skyline, except that the court may assess costs against some or all of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13. The court may also assess expenses (including legal fees) for the respective parties, in the amounts the court finds equitable: (i) against Skyline if the court finds that it did not comply with the statutes or (ii) against Skyline or the shareholder demanding appraisal, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith. If the court finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that the expenses should not be assessed against Skyline, it may direct that the expenses be paid out of the amounts awarded to the shareholders who were benefited. If Skyline fails to make a required payment to a shareholder under Article 13, the shareholder entitled to payment can commence an action against Skyline directly for the amount owed and recover the expenses of that action.

National Bank Act. In addition, GSB shareholders also have dissenters’ rights governed by the National Bank Act, 12 U.S.C. §215a(b). If the merger is approved by the required vote of GSB shareholders and is consummated, any record holder of GSB common stock may require Skyline to pay the fair or appraised value of such holder’s common stock, determined as of the effective time of the merger, by complying with 12 U.S.C. §215a(b).

A GSB shareholder who votes against the merger, or gives notice in writing to GSB at or before the GSB special meeting, identifying such holder and stating that he or she dissents from the merger agreement, will be entitled to receive in cash the value of such holder’s GSB common stock if and when the merger is consummated, upon written request made to Skyline at any time before 30 days after the consummation of the merger, accompanied by the surrender of such holder’s stock certificates.

The value of the shares of GSB common stock will be determined as of the effective date of the merger by a committee of three persons, one to be selected by a majority vote of the dissenting shareholders entitled to receive the value of their shares of GSB common stock in cash, one by the directors of Skyline, and the third person selected by the two so chosen. The valuation agreed upon by any two of these three appraisers shall govern, but if the value fixed by the appraisers is not satisfactory to any dissenting shareholder who has requested payment as described herein, such holder may within five days after being notified of the appraised value appeal to the OCC, which will cause a reappraisal to be made. The OCC’s reappraisal will be final and binding as to the value of the shares. If within 90 days from the effective time of the merger one or more of the appraisers is not selected, or the appraisers fail to determine the value of the dissenting shares, the OCC will, upon written request of any interested party, cause an appraisal to be made which will be final and binding on all parties. The expenses of the OCC in making the appraisal or reappraisal will be paid by Skyline.

The foregoing summaries do not purport to be complete statements of the provisions of Article 13 of the NCBCA or federal banking law relating to the rights of dissenting shareholders and are qualified in their entirety by reference to the applicable sections of such laws, copies of which are included as Appendix D and Appendix E, respectively, to this joint proxy statement/prospectus. Shareholders who intend to exercise dissenters’ rights are urged to review these appendices carefully and to consult with legal counsel as to their rights so as to be in strict compliance therewith.

Regulatory Approvals Required for the Merger

Parkway and GSB have agreed to use their best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include the approval of the OCC, the Virginia Bureau of Financial Institutions, and the North Carolina Commissioner of Banks. Parkway and GSB have made applications and other filings for these purposes. As of the date of this joint proxy statement/prospectus, we have not yet received the required regulatory approvals. The merger cannot proceed without these regulatory approvals. It is presently contemplated that if any additional governmental approvals or actions are required, such approvals or actions will be sought. Although Parkway and GSB expect to obtain all necessary regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result.

A regulatory body’s approval may contain terms or impose conditions, restrictions or requirements which the Parkway Board reasonably determines in good faith would have a material adverse effect on Parkway and its subsidiaries as a whole, taking into account the consummation of the merger. If approval of this nature occurs, Parkway may elect not to consummate the merger. The companies can give no assurance that the required regulatory approvals will be obtained on terms that satisfy the conditions to closing of the merger or within the time frame contemplated by Parkway and GSB. See “The Merger Agreement – Conditions to Complete the Merger” beginning on page 90.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting pursuant to GAAP. Under the acquisition method of accounting, the assets and liabilities of GSB as of the effective date of the merger will be recorded at their respective fair values and added to those of Parkway. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of Parkway issued after the merger will reflect these fair values, but will not be restated retroactively to reflect the historical financial position or results of operations of GSB before the merger date.

Resales of Parkway Common Stock

All shares of Parkway common stock to be issued in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of Parkway as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with Parkway and may include significant shareholders of Parkway. The executive officers and directors of GSB who continue in such capacities with Parkway upon completion of the merger are expected to be deemed affiliates of Parkway as of the closing date of the merger.

Material United States Federal Income Tax Consequences

Subject to the limitations, assumptions and qualifications described herein, in the opinion of Williams Mullen, tax counsel to Parkway, the following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger generally applicable to “U.S. holders” (as defined below) of GSB common stock that exchange their shares in the merger. This summary is based upon the Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and differing interpretations. The opinion of Williams Mullen is filed as Exhibit 8.1 to the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part. This opinion is based on representations, covenants and undertakings provided by Parkway, Skyline and GSB and on customary factual assumptions. If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the accuracy of this opinion regarding the U.S. federal income tax consequences of the merger could be adversely affected. The opinion described above will not be binding on the IRS or any court. Parkway and GSB have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This summary is limited to U.S. holders that hold their shares of GSB common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Furthermore, this discussion does not address all of the tax consequences that may be relevant to a particular GSB shareholder or to GSB shareholders that are subject to special rules under U.S. federal income tax laws, such as, without limitation: shareholders that are not U.S. holders; banks, thrifts, or other financial institutions; insurance companies; mutual funds; tax-exempt organizations; S corporations, partnerships or other pass-through entities (or investors in such entities); controlled foreign corporations or passive foreign investment companies; regulated investment companies; real estate investment trusts; retirement plans, individual retirement accounts or other tax-deferred accounts; dealers or brokers in stocks and securities or currencies; persons subject to the alternative minimum tax provisions of the Code; former citizens or residents of the U.S.; persons whose functional currency is not the U.S. dollar; persons who purchase or sell their shares of GSB common stock as part of a wash sale; traders in securities that elect to use a mark-to-market method of accounting; persons who own more than 5% of the outstanding common stock of GSB; persons who hold GSB common stock as part of a straddle, hedge, constructive sale, wash sale, conversion or other integrated transaction; and U.S. holders who acquired their shares of GSB common stock through the exercise of an employee stock option, through a qualified retirement plan or otherwise as compensation.

In addition, this discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any other U.S. federal tax consequences (such as gift or estate taxes) including any tax consequences arising under the unearned income Medicare contribution tax pursuant to Section 1411 of the Code. Determining the actual tax consequences of the merger to each GSB shareholder may be complex. They will depend on each GSB shareholder’s specific situation and on factors that are not within the control of Parkway, Skyline or GSB. Accordingly, each GSB shareholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

For purposes of this section, the term “U.S. holder” means a beneficial owner of GSB common stock that for U.S. federal income tax purposes is: an individual citizen or resident of the U.S.; a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; an estate that is subject to U.S. federal income tax on its income regardless of its source; or a trust, the substantial decisions of which are controlled by one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds GSB common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

Tax Consequences of the Merger, Generally

The merger will constitute a “reorganization” within the meaning of Section 368 of the Code.

Tax Consequences to Parkway, Skyline and GSB

Each of Parkway, Skyline and GSB will be a party to the merger within the meaning of Section 368(b) of the Code, and none of Parkway, Skyline or GSB will recognize any gain or loss as a result of the merger.

Tax Consequences to Shareholders

Exchange for Parkway Common Stock. In general, no gain or loss will be recognized by GSB shareholders upon the exchange of shares of GSB common stock for shares of Parkway common stock pursuant to the merger, except in respect of cash received in lieu of the issuance of a fractional share of Parkway common stock or dissenting shares (discussed below).

Tax Basis in, and Holding Period for, Parkway Common Stock. The aggregate adjusted tax basis of the shares of Parkway common stock received in the merger (including any fractional share of Parkway common stock deemed to be received and exchanged for cash as described below) generally will be the same as the aggregate adjusted tax basis of the shares of GSB common stock surrendered in the merger. The holding period of the Parkway common stock a U.S. holder receives as a result of the exchange (including any fractional share of Parkway common stock deemed received and exchanged for cash as described below) will include the holding period of GSB common stock surrendered in the merger. If a U.S. holder acquired different blocks of GSB common stock at different times or at different prices, the Parkway common stock such holder receives will be allocated pro rata to each block of GSB common stock, and the basis and holding period of each block of Parkway common stock such holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of GSB common stock exchanged for such block of Parkway common stock. If a U.S. holder has differing tax bases or differing holding periods in respect of shares of GSB common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Parkway common stock received in the merger.

Cash Received in Lieu of a Fractional Share. If a U.S. holder receives cash in the merger instead of a fractional share interest in Parkway common stock, the U.S. holder will be treated as having received such fractional share in the merger, and then as having received cash in exchange for such fractional share. Gain or loss will be recognized in an amount equal to the difference between the amount of cash received and the GSB shareholder’s adjusted tax basis allocable to such fractional share. This gain or loss will be a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder held its shares of GSB common stock for more than one year. The deductibility of capital losses is subject to limitations.

Exchange Solely for Cash upon Exercise of Appraisal Rights. Upon the proper exercise of appraisal rights, the exchange of GSB shares solely for cash generally will result in recognition of gain or loss by the U.S. holder in an amount equal to the difference between the amount of cash received by the U.S. holder and the U.S. holder’s tax basis in its GSB common stock (generally the purchase price paid by the U.S. holder to acquire such stock). The gain or loss generally will be a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder held its shares of GSB common stock for more than one year.

GSB Warrants. To the extent a U.S. holder of GSB Warrants receives cash in exchange for such GSB Warrants upon consummation of the merger, such transaction will be taxable for U.S. federal income tax purposes. This discussion does not address the tax consequences pertaining to GSB Warrants that are converted into the right to receive cash or shares of Parkway common stock in connection with the merger; therefore, U.S. holders are urged to consult their tax advisors as to the particular tax consequences related to GSB Warrants in connection with the merger.

Backup Withholding and Information Reporting. A non-corporate U.S. holder may be subject under certain circumstances to information reporting and backup withholding (currently at a rate of 24%) on any cash payments received. A U.S. holder generally will not be subject to backup withholding, however, if such U.S. holder (1) furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with all the applicable requirements of the backup withholding rules; or (2) provides proof that it is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided such U.S. holder timely furnishes the required information to the IRS. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

In addition, U.S. holders of GSB common stock are required to retain permanent records and make such records available to any authorized IRS officers and employees. The records should include the number of shares of GSB common stock exchanged, the number of shares of Parkway common stock received and the amount of cash received, the fair market value and tax basis of GSB common stock exchanged and the U.S. holder’s tax basis in the Parkway common stock received.

If a U.S. holder of GSB common stock that receives Parkway common stock in the merger is a “significant holder” with respect to GSB, the U.S. holder is required to include a statement with respect to receipt of Parkway common stock on or with the U.S. federal income tax return of the U.S. holder for the year of the exchange. A U.S. holder of GSB common stock will be treated as a significant holder in GSB if the U.S. holder’s ownership interest in GSB is five percent (5%) or more, by vote or value, of GSB issued and outstanding common stock or if the U.S. holder’s basis in the shares of GSB common stock exchanged is one million dollars ($1,000,000) or more. The statement must be prepared in accordance with Treasury Regulation Section 1.368-3(b) and must be entitled “STATEMENT PURSUANT TO §1.368-3(b) BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER”. The statement must include the information set forth in such regulation, including the names and employer identification numbers of GSB and Parkway, the date of the merger, the U.S. holder’s tax basis in the GSB common stock surrendered and the fair market value of the Parkway common stock and cash received in the merger.

The foregoing tax discussion is only a summary. It is not intended to be, and should not be construed as, tax advice. Holders of GSB common stock are urged to consult their independent tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of any possible changes in those laws after the date of this joint proxy statement/prospectus.

THE MERGER AGREEMENT

The following summary describes certain aspects of the merger, including the terms of the merger agreement that the respective management teams of Parkway and GSB believe are material. The merger agreement is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference in this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

The merger agreement provides for the merger of GSB with and into Skyline, with Skyline as the surviving bank (the “merger”). The separate existence of GSB shall cease, and Skyline will continue to exist as a national banking association and will continue to be a wholly owned subsidiary of Parkway.

Merger Consideration

Under the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each issued and outstanding share of GSB common stock shall be converted into 1.21 shares of Parkway common stock.

In lieu of fractional shares, Parkway will issue cash to holders of GSB common stock in an amount (without interest) determined by multiplying such fraction by the average of the closing prices of Parkway common stock quoted on the OTC Markets Group’s OTCQX marketplace for the ten (10) most recent trading days ending on and including the day preceding the Effective Date (defined below) on which there were reported trades in Parkway common stock.

Treatment of Warrants

As of [●], 2018, GSB had outstanding GSB Warrants to purchase an aggregate of 113,630 shares of GSB common stock at an exercise price of $11.00 per share. The GSB Warrants expire on June 27, 2018 and, therefore, it is expected that the GSB Warrants will be exercised prior to the consummation of the merger. In that case, the shares underlying the GSB warrants will be entitled to receive merger consideration like all other outstanding shares of GSB upon the consummation of the merger.

With respect to any GSB Warrant that is exercised prior to the Effective Time, the merger agreement provides that GSB will use its reasonable best efforts to facilitate a cashless exercise of such GSB Warrant by withholding, from the shares of GSB common stock that would otherwise be delivered to the holder upon such exercise, shares of GSB common stock issuable upon exercise of the GSB Warrant equal in value to the aggregate exercise price as to which such GSB Warrant is so exercised based on the fair market value of GSB Common Stock (which fair market value shall be reasonably determined by the GSB Board) on the day on which such GSB Warrant is exercised. Holders of GSB Warrants shall not be required, however, to pay the exercise price of their GSB Warrants by cashless exercise and may elect to exercise such GSB Warrant in accordance with its terms by paying the full exercise price in cash and receiving the full number of shares of GSB common stock subject to such GSB Warrant.

The merger agreement provides that, upon consummation of the merger, each GSB Warrant that is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a right to acquire GSB common stock and shall automatically be converted without any action on the part of the holder thereof into the right to receive, at the election of the holder, either (i) $3.00 in cash (without interest) for each share of GSB Common Stock subject to such GSB Warrant or (ii) 0.25 shares of Parkway common stock.

Closing and Effective Time of Merger

The merger will be completed only if certain conditions to closing described in the merger agreement are satisfied or waived by the applicable party. The merger will close on either the fifth business day following the completion of the conditions to closing in the merger agreement, or another mutually agreed upon date (the “Effective Date”). The merger will become effective as specified in the articles of merger filed with the Secretary of State of the State of North Carolina and upon the issuance of a certificate of merger by the OCC.

Conversion of Shares; Exchange of Certificates

At or prior to the Effective Time, Parkway will deposit, or will cause to be deposited, with the exchange agent (i) certificates representing shares of Parkway common stock to be used as merger consideration and (ii) an amount of cash necessary for payment of fractional shares. As soon as practicable, but in no event more than five business days after the Effective Time, the exchange agent will mail to each holder of record of GSB common stock appropriate transmittal materials and exchange instructions. After the Effective Time, each holder of shares of GSB common stock shall surrender the certificate(s) representing such shares to Parkway, together with the properly executed letter of transmittal and any other required documents, and receive the Parkway shares to which he or she is entitled in accordance with the merger agreement, a check representing the amount of cash in lieu of fractional shares, if any, and all undelivered dividends or distributions in respect of such shares, if any. No interest will be paid to GSB shareholders or accrued with respect to the dividends or distributions in respect of such shares, if any. Parkway shall not be obligated to deliver the consideration to which any former holder of GSB common stock is entitled as a result of the merger until such holder surrenders his or her certificate(s) representing the shares of GSB common stock for exchange as provided in the merger agreement. Upon completion of the merger, GSB stock certificates will no longer represent shares of GSB common stock and will only represent the right to receive the merger consideration. After the completion of the merger, there will be no further transfers of GSB common stock, except as required to settle trades executed before completion of the merger.

Holders of GSB common stock should not submit their GSB stock certificate(s) for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed by executing and delivering a lost stock affidavit and an indemnity bond must be purchased at your expense before you receive any consideration for your shares. Upon request, the exchange agent will send you instructions on how to provide evidence of ownership and the purchase of an indemnity bond for lost certificates.

Representations and Warranties

The merger agreement contains customary representations and warranties of Parkway, Skyline and GSB relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects or true and correct in all respects, no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect on the party making the representation.

A Material Adverse Effect (as defined in the merger agreement) generally includes any event, change, effect, development, state of facts, condition, circumstances or occurrence that, individually or in the aggregate, is material and adverse to the financial position, results of operations or business of Parkway or GSB, respectively, or would materially impair the ability of Parkway or GSB to perform its respective obligations under the merger agreement or seeks to enjoin the consummation of the merger. A Material Adverse Effect does not include the impact of (1) changes in tax, banking and similar laws of general applicability or interpretations thereof by courts or governmental entities, except to the extent such changes have a disproportionate impact on Parkway or GSB, as the case may be, relative to the overall effects on the banking industry, (2) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, except to the extent such changes have a disproportionate impact on Parkway or GSB, as the case may be, relative to the overall effects on the banking industry, (3) changes in economic conditions affecting financial institutions generally, including changes in market interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets except to the extent that such changes have a disproportionate impact on Parkway or GSB, as the case may be, relative to the overall effects on the banking industry, (4) any modifications or changes to valuation policies and practices in connection with the merger in accordance with GAAP, (5) actions and omissions of Parkway or GSB taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, (6) any outbreak or escalation of hostilities or war (whether or not declared) or any act of terrorism, or any earthquakes, hurricanes, tornados or other natural disasters, (7) failure of Parkway or GSB to meet any internal financial forecasts or any earnings projections (whether made by Parkway or GSB or any other person), (8) the public disclosure of the merger agreement and the impact thereof on relationships with customers or employees, or (9) the effects of compliance with the merger agreement on the operating performance of the parties, including, expenses incurred by the parties in consummating the transactions contemplated by the merger agreement. Subject to certain enumerated exceptions, the representations and warranties in the merger agreement will not survive the Effective Time.

The representations and warranties by Parkway, Skyline and GSB to each other address, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	subsidiary bank formation;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements and accounting;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse changes and other events;

•	legal proceedings;

•	tax matters;

•	employee matters and benefit plans;

•	compliance with applicable laws;

•	tax treatment of the merger and regulatory approvals;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents; and

•	receipt of a financial advisor’s opinion.

The representations and warranties described above and included in the merger agreement were made by each of Parkway and Skyline to GSB, and by GSB to Parkway. These representations and warranties were made as of the date of the merger agreement (unless otherwise specified), are subject to materiality standards which may differ from what may be viewed as material by investors and shareholders and may be subject to important qualifications and limitations agreed to by Parkway, Skyline and GSB in connection with negotiating the terms of the merger agreement. In some cases, the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. Although none of Parkway, Skyline or GSB believes that the disclosure schedules contain information that the federal securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone as characterizations of the actual state of facts, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus. See “Additional Information” beginning on page i for a description of where you can find this information.

Covenants and Agreements

Parkway, Skyline and GSB have undertaken, and have agreed to cause their subsidiaries to abide by, customary covenants that place restrictions on them until the Effective Time. In general, each of Parkway, Skyline and GSB agreed to conduct its business in the usual and ordinary course and use reasonable efforts to preserve intact its assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates. Further, each of Parkway, Skyline and GSB agreed, with certain exceptions and except with the other party’s prior written consent, it will not, among other things, undertake the following actions:

•	except in limited circumstances, amend its articles of incorporation or bylaws or similar governing documents of any subsidiary;

•	fail to follow its risk management policies or practices in any material respect;

•	take any action that (i) would, or is reasonably likely to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code or (ii) is intended to or is reasonably likely to (A) result in any of the conditions to the merger not being satisfied, (B) be a material violation of any provision of the merger agreement or (C) materially delay the consummation of or affect the ability of any party to consummate the transactions contemplated by the merger agreement; or

•	take any action that would materially impede or materially delay the ability of the parties to obtain any necessary regulatory or governmental approvals required for the merger.

In addition, GSB has further agreed, with certain exceptions and except with Parkway’s prior written consent, it will not, among other things, undertake the following actions:

•	except for the issuance of shares of GSB common stock upon the exercise of any GSB Warrants outstanding on the date of the merger agreement, issue any additional shares of capital stock;

•	make, declare or pay any dividend or any other distribution on any shares of its common stock, except for a one-time payment of an annual cash dividend consistent with past practice not to exceed $0.07 per share, or directly or indirectly redeem, purchase or otherwise acquire any shares of its common stock (or obligations convertible into or exchangeable for any shares of its capital stock);

•	enter into or amend or renew any employment, consulting, compensation, severance or similar agreements or arrangements with any director, officer or employee of it or its subsidiaries;

•

(i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, or consultant, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, or consultant, except in the limited exceptions provided in the merger agreement; (ii) establish or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement or any trust agreement (or similar arrangement) related thereto in respect of any director, officer, or employee; (iii) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards or any other rights; (iv) take any action to fund or in any way secure the payment of compensation or benefits under any existing plan; (v) enter into any collective-bargaining agreement; or (vi) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any existing plan;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its assets, deposits, business or properties, except (i) in the ordinary course of business consistent with past practices in amounts that do not exceed $25,000 individually or $50,000 in the aggregate, (ii) the sale for adequate value of property acquired in connection with the foreclosure or enforcement of a lien securing a loan or (iii) as otherwise permitted under the merger agreement;

•	acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable law, GAAP or its regulatory authorities;

•	enter into, terminate or waive any material provisions of any material contract (as defined in the merger agreement) or amend or modify any of its existing material contracts;

•	settle any claim, action or proceeding against GSB that involves more than $20,000 or consent to any equitable remedy;

•	implement any material change in its interest rate or risk management policies, procedures or practices or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•	incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person other than in the ordinary course of business consistent with past practice;

•	(i) Make, renew or amend any loan or extension of credit (A) in an amount to any one borrower in excess of $1,000,000, which amount includes any current outstanding principal balance to any such borrower, (B) that involves a participation or similar multi-lender arrangement or (C) that is outside the ordinary course of business, (ii) purchase any loan or extension of credit or (iii) make any material changes to its policies and practices with respect to underwriting, pricing, originating or servicing loans, in each case except as required by any regulatory authority;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any regulatory authority;

•	make any equity investment either by purchase of stock or other equity securities or securities convertible into an equity security or contributions to capital;

•	restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	file or amend any tax return other than in the ordinary course of business, make any significant change in any method of tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any tax election or settle or compromise any tax liability; or

•	agree, commit, or adopt any resolutions to do any of the foregoing.

The merger agreement also contains mutual covenants relating to, among other things, the preparation of this joint proxy statement/prospectus and any applications required by regulatory agencies, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

Required Shareholder Votes

Parkway and GSB have each agreed to hold meetings of their shareholders as promptly as practicable after the Registration Statement on Form S-4 is declared effective, for the purpose of obtaining the requisite shareholder approvals of the merger agreement. Each party has agreed to take all action necessary, in accordance with applicable law and its respective organizational documents, to convene such meeting to consider and vote upon such approval.

Agreement Not to Solicit Other Offers

GSB has agreed that it will not, and will use its reasonable best efforts to cause its affiliates, officers, directors, agents, advisors and representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant or other representative retained by it) not to, solicit, initiate or encourage (including by way of furnishing information or assistance) inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with any person relating to, or to take any other action designed to facilitate or that is likely to lead to, any Acquisition Proposal (as such term is defined in the merger agreement). GSB will immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the merger agreement with any parties other than Parkway with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. GSB will, within two business days, inform Parkway of all relevant details of any inquiries or contacts by third parties relating to the possible disposition of the business or the capital stock of GSB or any merger, change of control or other business combination involving GSB. Notwithstanding the foregoing, if, at any time before the GSB special meeting, the GSB Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, GSB may, in response to an unsolicited, bona fide written Acquisition Proposal that did not otherwise result from a breach of the merger agreement and that the GSB Board determines in good faith, after consultation with outside legal counsel and financial advisors, constitutes or is reasonably likely to constitute a Superior Proposal (as defined below), (i) furnish non-public information with respect to GSB to the person who made such Acquisition Proposal if GSB receives from such person or entity an executed confidentiality agreement on terms materially no less favorable to it than GSB’s confidentiality agreement with Parkway, which confidentiality agreement shall not provide such Person with any exclusive right to negotiate with GSB and (ii) participate in negotiations regarding such Acquisition Proposal.

For purposes of the merger agreement, a “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal that was received and considered by GSB in compliance with the merger agreement, that the GSB Board concludes in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and including the terms and conditions of the merger agreement (as it may be proposed to be amended by Parkway, as applicable) (A) is more favorable to the shareholders of GSB from a financial point of view, than the transactions contemplated by the merger agreement and (B) is reasonably capable of being completed on the terms proposed.

Expenses and Fees

In general, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the merger is consummated. However, the costs and expenses of printing and mailing this joint proxy statement/

prospectus, are to be shared proportionally by Parkway and GSB. Further, GSB has agreed to pay a fee to Parkway and Skyline if the merger agreement is terminated under certain circumstances and also has agreed to pay the costs and expenses actually incurred by Parkway and Skyline in connection with the collection of such fee. See “– Termination of the Merger Agreement” beginning on page 91.

Indemnification and Insurance

Following the Effective Date, Parkway will indemnify, defend and hold harmless the present directors, officers and employees of GSB and its subsidiaries (each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the merger agreement), whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that GSB is permitted or required to indemnify (and advance expenses to) its directors, officers and employees under the laws of the State of North Carolina, GSB’s articles of incorporation, GSB’s bylaws, and any agreement or GSB Board resolution adopted or in effect on the date of the merger agreement.

For a period of six years from the Effective Time, Parkway shall maintain, or shall cause Skyline to maintain, in effect GSB’s existing directors’ and officers’ liability insurance policy (provided that Parkway or Skyline may substitute therefor (i) policies providing at least the same coverage and amounts and containing terms and conditions which are substantially no less advantageous, or (ii) with the consent of GSB given prior to the Effective Time, any other policy) insuring GSB’s directors and officers against claims arising from facts or events which occurred prior to the Effective Time and covering GSB’s directors and officers who are covered by GSB’s current policy; provided, that in no event shall Parkway be required to expend more than 200% of the current annual premium paid by GSB (the “Insurance Amount”) to maintain or procure such directors and officers insurance coverage; provided, further, that if Parkway is unable to maintain or obtain the insurance called for by the merger agreement, Parkway will obtain as much comparable insurance as is available for the Insurance Amount and, if such extended coverage under GSB’s existing directors’ and officers’ liability insurance policy or another policy is not available for six years, Parkway and Skyline shall maintain such coverage for the maximum lesser period as shall be available; provided, further, that officers and directors of GSB or any of its subsidiaries may be required to execute the application and provide customary representations and warranties to Parkway’s insurance carrier for the purpose of obtaining such insurance.

Conditions to Complete the Merger

The respective obligations of Parkway, Skyline and GSB to effect the merger are subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions:

•	the approval of the merger by the requisite affirmative vote of the shareholders of Parkway and GSB;

•	the receipt of all regulatory approvals required to consummate the transactions contemplated in the merger agreement;

•	no government authority of competent jurisdiction having issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) prohibiting the merger;

•	the registration statement of which this joint proxy statement/prospectus is a part with respect to Parkway common stock to be issued in the merger shall have become effective and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

•

Parkway and GSB shall have received an opinion of Williams Mullen, counsel to Parkway, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the merger will be treated as a “reorganization” within the meaning of Section 368 of the Code.

The obligation of GSB to effect the merger is also subject to the satisfaction or waiver by GSB prior to the Effective Time of each of the following additional conditions:

•	the representations and warranties of Parkway and Skyline set forth in the merger agreement must be true and correct as of the date of the merger agreement and as of the Effective Date, and the Parkway and Skyline must have delivered to GSB a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of Parkway and Skyline;

•	Parkway and Skyline must have performed in all material respects all obligations required to be performed by them under the merger agreement at or before the Effective Time, and must have delivered to GSB a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of Parkway and Skyline; and

•	Parkway and Skyline shall have taken all necessary actions to increase the number of directors that may serve on the Parkway Board and the board of directors of Skyline, and two non-executive directors of GSB selected by Parkway shall have been appointed as directors of each of Parkway and Skyline effective at the Effective Time.

The obligation of Parkway and Skyline to effect the merger is also subject to the satisfaction or waiver by Parkway and Skyline prior to the Effective Time of each of the following additional conditions:

•	the representations and warranties of GSB set forth in the merger agreement must be true and correct as of the date of the merger agreement and as of the Effective Date, and GSB must have delivered to Parkway and Skyline a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of GSB;

•	GSB must have performed in all material respects all obligations required to be performed by it under the merger agreement at or before the Effective Time, and must have delivered to Parkway and Skyline a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of GSB;

•	Parkway and Skyline must have received support and non-competition agreements executed by each member of the GSB Board;

•	Parkway shall have entered into an employment agreement with C. Greg Edwards, which agreement shall be in full force and effect, and GSB shall have obtained the general releases of C. Greg Edwards and Larry J. Farthing; and

•	Not more than 15% of the outstanding shares of GSB common stock shall constitute dissenting shares with respect to the merger.

Termination of the Merger Agreement

The merger agreement can be terminated, and the merger may be abandoned:

•	by the mutual consent of Parkway, Skyline and GSB;

•	by Parkway and Skyline, or GSB, at any time prior to the Effective Time, if the other party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, provided that such breach or failure cannot be cured within 30 days of receipt of written notice thereof;

•	by Parkway and Skyline, or GSB if the merger does not occur on or before December 31, 2018, provided, that the failure to consummate the merger did not arise out of or result from the knowing action or inaction of the party seeking to terminate;

•	by Parkway and Skyline (provided that it is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if, for reasons that are within GSB’s reasonable control, the conditions to Parkway’s and Skyline’s obligations have not been satisfied by GSB within five business days after the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by GSB within 30 days after the giving of written notice of such failure) and have not been waived by Parkway;

•	by GSB (provided that it is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if, for reasons that are within Parkway’s or Skyline’s reasonable control, the conditions to GSB’s obligations have not been satisfied by Parkway and Skyline within five business days after the last mutual condition to close has been satisfied (and cannot be, or have not been, cured by Parkway and Skyline within 30 days after the giving of written notice of such failure) and have not been waived by GSB;

•	by Parkway and Skyline or GSB if the approval of any governmental or regulatory authority required for consummation of the merger and the other transactions contemplated in the merger agreement shall have been denied by final nonappealable action of such governmental or regulatory authority;

•	by Parkway and Skyline or GSB if any shareholder approval required by the merger agreement is not obtained at the Parkway annual meeting (or any adjournment thereof) or the GSB special meeting (or any adjournment thereof);

•	by Parkway and Skyline, at any time prior to the GSB special meeting, if GSB breaches its obligations with respect to alternate acquisition proposals or if the GSB Board fails to call, give notice of, convene or recommend that its shareholders approve and adopt the merger agreement at the GSB special meeting, withdraws such recommendation, or modifies or changes such recommendation in a manner reasonably likely to lead to the GSB shareholders not approving the merger;

•	by GSB, at any time prior to the Parkway annual meeting, if the Parkway Board fails to call, give notice of, convene or recommend that its shareholders approve and adopt the merger agreement at the Parkway annual meeting, withdraws such recommendation, or modifies or changes such recommendation in a manner reasonably likely to lead to the Parkway shareholders not approving the merger; or

•	by Parkway and Skyline or GSB prior to the GSB special meeting, in order for GSB to concurrently enter into an agreement with respect to a Superior Proposal (as such term is defined in the merger agreement); provided, however, that (i) the merger agreement may be terminated by GSB only after the fifth business day following Parkway’s receipt of written notice from GSB advising Parkway that GSB is prepared to enter into an agreement with respect to a Superior Proposal and only if, during such five business day period, Parkway does not make an offer to GSB that the GSB Board determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal, and (ii) GSB pays the termination fee discussed below.

In the event the merger agreement is terminated because (i) GSB breaches the covenants in the merger agreement relating to Acquisition Proposals, (ii) the GSB Board fails to call, give notice of, convene the GSB special meeting or to recommend that the GSB shareholders approve and adopt the merger agreement, (iii) the GSB Board withdraws, modifies or changes such recommendation of the merger agreement in a manner reasonably likely to lead to the GSB shareholders not approving the merger or (d) GSB concurrently enters into an agreement with respect to a Superior Proposal in compliance with the terms of the merger agreement, then GSB will be required to pay to Parkway a cash payment in the amount of $575,000.

Additionally, if the merger agreement is terminated (i) by Parkway and Skyline because GSB has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement or because the conditions to Parkway and Skyline’s obligations have not been satisfied by GSB within five business days after satisfaction of the last mutual condition to close has been satisfied or (ii) by Parkway and

Skyline or GSB, as applicable, because the Parkway shareholders or the GSB shareholders failed to approve the merger at the respective shareholder meeting and, in either case, prior to a date that is 12 months after such termination, GSB enters into an Acquisition Agreement or any Acquisition Proposal (as such terms are defined in the merger agreement) is consummated, GSB will pay to Parkway a cash payment in the amount of $575,000.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability or further obligation on the part of Parkway, Skyline or GSB, except that (1) each of Parkway, Skyline and GSB will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information, notices and governing law and jurisdiction will survive the termination.

Amendment and Waiver of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their respective boards of directors in writing between the parties hereto executed in the same manner as the merger agreement, except that after the Parkway annual meeting and the GSB special meeting, the merger agreement may not be amended if it would violate the Virginia Stock Corporation Act (the “VSCA”) or the NCBCA. Prior to the Effective Time, any provision of the merger agreement may be waived by the party benefited by the provision.

Support and Non-Competition Agreements

Among other conditions described above, Parkway’s and Skyline’s obligation to complete the merger is subject to all of the directors of GSB having entered into a support and non-competition agreement, and all such agreements remaining in full force and effect. Effective March 1, 2018, each of the directors of GSB entered into a support and non-competition agreement with Parkway. The following summary describes certain material provisions of the agreements and is qualified in its entirety by reference to the form of support and non-competition agreement, which is Exhibit B to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A and incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the support and non-competition agreements that may be important to you. You are encouraged to read the form of support and non-competition agreement carefully and in its entirety.

Agreement to Vote Covered Shares. Under the support and non-competition agreements, each GSB director has agreed to cause all of the shares of GSB common stock over which he exercises sole rights of voting and disposition (such shares, the “Covered Shares”) to be voted in favor of approving the merger agreement, unless Parkway is in material default with respect to a material covenant, representation, warranty or agreement made by it in the merger agreement. As of the record date of the GSB special meeting, there were [●] Covered Shares subject to support and non-competition agreements, which represented [●]% of the GSB common stock outstanding.

Transfer Restrictions. Each GSB director also agreed, subject to certain exceptions, not to tender any Covered Shares in any tender or exchange offer, or sell, transfer or otherwise dispose of or encumber any Covered Shares or any options or warrants to acquire GSB common stock issued and outstanding pursuant to employee or director stock plans of GSB or otherwise, without the prior written consent of Parkway.

Non-Solicitation. Each GSB director also agreed that he will not, and that he will not authorize, direct or encourage any other person to, solicit from any third party any inquiries or proposals relating to the disposition of GSB’s business or assets, the acquisition of voting securities of GSB or the merger of GSB with any person other than Parkway. The support agreements also restrict GSB directors from providing a third party with information or assistance relating to, or conducting discussions in furtherance of, such inquiries, except as permitted under the merger agreement.

Non-Competition. For a period of twelve months from the effective time of the merger, and except as otherwise permitted by the support and non-competition agreements, each GSB director has agreed not to, directly or indirectly:

•	serve as a member of the board of directors (including any advisory board) of any financial institution, or a holding company or subsidiary of a financial institution, with an office or branch located within a 35-mile radius of any office or branch of Parkway, Skyline or GSB as of the date of the merger agreement or at the effective time of the merger (the “Covered Area”);

•	serve on the board of directors of any company with an office or branch in the Covered Area that provides any of the products or services provided by Parkway, Skyline, GSB or any subsidiary or affiliate thereof as of the date of the merger agreement or the effective time of the merger;

•	solicit to employ or engage the services of any of the officers or employees of Parkway or Skyline, including former employees of GSB (other than such employees or officers who have been terminated by Parkway, Skyline or GSB prior to such solicitation or engagement); or

•	solicit customers of Parkway, Skyline, or any subsidiary or affiliate thereof on behalf of any bank or provider of any of the products or services offered by Parkway, Skyline or any subsidiary or affiliate thereof.

Termination. The provisions of the support and non-competition agreements related to voting the Covered Shares and the transfer restrictions on the Covered Shares expires upon the earlier of (i) the termination of the merger agreement and (ii) the effective time of the merger. The provisions of the support and non-competition agreements relating to the non-competition periods and non-solicitation periods expire on the date that is 12 months after the effective time of the merger.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed consolidated financial statements are based on the separate historical financial statements of Parkway and GSB and give effect to the merger, including pro forma assumptions and adjustments related to the merger, as described in the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements. The unaudited pro forma combined condensed consolidated balance sheet as of December 31, 2017 is presented as if the merger had occurred on December 31, 2017. The unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2017 gives effect to the merger, as if it had been completed on January 1, 2017. The historical financial information has been adjusted on a pro forma basis to reflect factually supportable items that are directly attributable to the merger and, with respect to the statement of operations only, expected to have a continuing impact on consolidated results of operations.

The merger will be accounted for as an acquisition of GSB by Parkway using the acquisition method of accounting. See “The Merger – Accounting Treatment” on page 80. Under the acquisition method of accounting, the assets and liabilities of GSB, as of the merger date, will be recorded by Parkway at their respective fair values. The pro forma adjustments are preliminary, based on estimates, and subject to change. A final determination of fair values of GSB’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual assets, including intangible assets, and liabilities of GSB that exist as of the date of completion of the merger. Consequently, fair value adjustments and amounts preliminarily allocated to assets and liabilities could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial statements presented in this joint proxy statement/prospectus and could result in a material change.

In connection with the plan to integrate the operations of Parkway and GSB following the completion of the merger, the companies anticipate that nonrecurring charges, such as costs associated with systems implementation, severance and other costs, will be incurred. Parkway and GSB are not able to determine the timing, nature and amount of these charges as of the date of this joint proxy statement/prospectus. However, these charges will affect the results of operations of Parkway and GSB both for the period preceding and following the completion of the merger, in the period in which they are recorded. The unaudited pro forma combined condensed consolidated statement of operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the merger, as they are nonrecurring in nature. However, the unaudited pro forma combined condensed consolidated balance sheet includes a pro forma adjustment to reduce cash and shareholders’ equity to reflect the payment of certain anticipated merger costs.

The unaudited pro forma combined condensed consolidated financial statements are provided for informational purposes only. The unaudited combined condensed consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of unaudited pro forma combined condensed consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed consolidated financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements;

•	Parkway’s separate audited historical consolidated financial statements and accompanying notes as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, included elsewhere in this joint proxy statement/prospectus; and

•

GSB’s separate audited historical financial statements and accompanying notes as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, included elsewhere in this joint proxy statement/prospectus.

PARKWAY ACQUISITION CORP.

PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

As of December 31, 2017

(dollars in thousands)	Parkway Acquisition Corp.	Great State Bank	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$22,875	$29,825	$(2,305)	1	$50,395
Investment securities	50,675	10,072	—		60,747
Restricted equity securities	1,388	505	—		1,893
Loans	424,871	97,460	(1,646)	2	520,685
Allowance for loan losses	(3,453)	(1,222)	1,222	3	(3,453)
Cash value of life insurance	17,348	—	—		17,348
Foreclosed assets	—	15	—		15
Property and equipment	17,646	1,208	41	4	18,895
Goodwill	—	—	2,027	5	2,027
Other intangible assets	2,045	—	1,217	6	3,262
Accrued interest receivable	1,737	346	—		2,083
Net deferred tax assets	2,965	278	189	7	3,432
Other Assets	9,864	246	(198)	8	9,912

Total Assets	$547,961	$138,733	$547		$687,241

Liabilities and Shareholders’ Equity
Deposits
Noninterest-Bearing Deposits	130,847	18,529	—		149,376
Interest-Bearing Deposits	357,594	105,757	68	9	463,419

Total Deposits	488,441	124,286	68		612,795

FHLB Advances	—	2,000	—		2,000
Accrued Interest Payable	46	37	—		83
Other Liabilities	2,292	308	—		2,600

Total Liabilities	490,779	126,631	68		617,478

Shareholders’ Equity
Common stock	—	4,744	(4,744)	10	—
Surplus	26,166	5,036	(5,036)	10
			(198)	8
			14,721	11	40,689
Retained earnings	32,526	2,360	(2,360)	10
			(1,942)	12	30,584
Accumulated other comprehensive loss	(1,510)	(38)	38	10	(1,510)

Total Shareholders’ Equity	57,182	12,102	479		69,763

Total Liabilities and Equity	$547,961	$138,733	$547		$687,241

The accompanying notes are an integral part of these pro forma financial statements.

PARKWAY ACQUISITION CORP.

PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2017

(dollars in thousands)	Parkway Acquisition Corp.	Great State Bank	Pro Forma Adjustments		Pro Forma Combined
Interest income
Loans and fees on loans	$20,722	$4,285	$—		$25,007
Interest on securities	1,393	233	—		1,626
Interest on federal funds sold	111	246	—		357
Interest on deposits in banks	48	122	—		170

Total Interest income	22,274	4,886	—		27,160

Interest expense
Interest on deposits	1,473	877	(14)	13	2,336
Interest on borrowings	1	20	—		21

Total interest expense	1,474	897	(14)		2,357

Net interest income	20,800	3,989	14		24,803
Provision for loan and leased losses	217	158	—		375

Net interest income after provision for loan and lease losses	20,583	3,831	14		24,428

Noninterest income
Service charges on deposits	1,326	33	—		1,359
Other service charges and fees	1,597	75	—		1,672
Net realized gains on securities	242	(2)	—		240
Increase in cash value of life insurance	444	—	—		444
Other income	619	80	—		699

Total noninterest income	4,228	186	—		4,414

Noninterest expense
Salaries and benefits	10,283	1,759	—		12,042
Occupancy and equipment expense	2,588	190	—		2,778
Foreclosure expense	44	—	—		44
FDIC assessments	272	53	—		325
Data processing expense	1,177	328	—		1,505
Merger related costs	748	—	—		748
Amortization of intangible assets	282	—	122	14	404
Other operating expense	3,886	700	—		4,586

Total noninterest expense	19,280	3,030	122		22,432

Income before income tax	5,531	986	(108)		6,409
Income taxes	3,104	534	(23)		3,615

Net income	$2,427	$451	$(85)		$2,793

Basic and diluted earnings per common share	$0.48	$0.48			$0.45

Weighted average shares outstanding	5,021,376	948,710	205,857	15	6,175,943

The accompanying notes are an integral part of these pro forma financial statements.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Note 1. Pro Forma Adjustments

The merger will be accounted for using the acquisition method of accounting, whereby the acquired assets and assumed liabilities of GSB will be recorded by Parkway at their estimated fair values as of the date of the completion of the merger. Fair value adjustments do not include amounts for interest rates on loans, as additional analysis is required to determine such adjustments, if any. For purposes of the pro forma statements of operations presented, the effect of accretion income resulting from the loan credit mark is not included as accretion income as this adjustment would likely be offset by additional expense recorded as provision for loan and lease losses.

The following pro form adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial statements. All adjustments are based on current assumptions and valuations which are subject to change.

1.	Adjustment reflects payment of $2.3 million in estimated transaction costs. Because they are nonrecurring and do not impact ongoing operations of the consolidated company, estimated transaction costs are not presented in the pro forma consolidated statement of operations. The $2.3 million adjustment to cash is presented only to adjust combined capital for the impact of nonrecurring costs. Such costs include legal, accounting, investment banking, employee severance payments, data processing and technology conversion costs.

2.	Reflects an estimated fair value adjustment based on Parkway’s evaluation of the credit risk in the acquired loan portfolio. The adjustment does not include an amount for interest rates as additional analysis is required to determine this amount. Actual fair value adjustments may be revised based upon existing exposures, market conditions or other factors at the time of merger.

Parkway engaged a third-party advisor to assist in determining the credit adjustment. The review was performed from November 15, 2017 to November 17, 2017. The scope of this review was designed to: 1) assess the credit quality of selected loans and letters of credit, 2) evaluate the collateral protection of loans reviewed, 3) determine the probability of loss, and 4) estimate the amount of loss given default. As of November 8, 2017 GSB’s loan portfolio totaled approximately $94.6 million. The third party reviewed 61.4% ($58.2 million) of the loan portfolio.

Based upon the review, the estimated potential credit losses of $1.6 million compared to an existing reserve balance of $1.2 million, resulted in an estimated net credit mark of $424 thousand.

3.	Existing allowance for loan losses eliminated to reflect accounting guidance.

4.	Adjustment for premises and equipment to estimated fair value, based on Parkway’s evaluation. The final adjustment may vary based upon the completion of formal independent appraisals.

5.	Reflects the recording of estimated goodwill associated with the transaction. The final allocation of the purchase price will be determined after the merger is completed and all purchase accounting adjustments are finalized, and may change the amount allocated to goodwill. A preliminary purchase accounting allocation with resulting estimated goodwill is presented in Note 3 below.

6.	Reflects the recording of the estimated core deposit intangible on acquired core deposit accounts. A core deposit intangible arises from a financial institution having a deposit base comprised of funds associated with stable customer relationships. These customer relationships provide a cost benefit to the acquiring institution since the associated customer deposits typically are at lower interest rates than alternative funding sources, and can be expected to be retained on a long-term basis. Amortization of the estimated core deposit intangible is based on a straight line method over a ten year life.

7.	Reflects the recording of net deferred tax assets generated by the net fair value adjustments (tax rate = 21%) and includes a deferred tax adjustment for merger transaction costs. The total estimated deferred tax adjustment is calculated in the following table (dollars in thousands).

Tax benefit from transaction costs	$363
Tax benefit from fair value adjustment on loans	89
Tax benefit from fair value adjustment on property and equipment	(21)
Tax benefit from core deposit intangible	(256)
Tax benefit from fair value of time deposits	14

Total deferred tax asset adjustment	$189

8.	To reduce other assets of Parkway for the carrying amount of its investment in GSB prior to the merger.

9.	Estimated fair value adjustment to time deposits to reflect current market rates based on similar market products.

10.	Reflects the elimination of Great State’s equity accounts.

11.	Reflects proceeds from the issuance of Parkway shares to Great State and the preliminary pro forma goodwill generated in the transaction. Calculations of the preliminary pro forma purchase price and resulting preliminary pro forma goodwill are detailed in Note 3 below.

12.	Equity effect of estimated transaction costs (expenses of $2,305 (1) net of tax benefit of $363 (7)). Additional details are presented in Note 2 below.

13.	Reflects amortization of the time deposit premium based upon the scheduled maturities of the related deposits.

14.	Reflects amortization of the core deposit intangible based on a ten-year, straight line amortization.

15.	Parkway shares issued and weighted average shares outstanding is calculated as follows:

GSB weighted average common shares outstanding	948,710
less GSB shares held by Parkway prior to the merger	(18,000)

GSB shares to be exchanged	930,710
Exchange ratio	1.21

Parkway shares issued in exchange for GSB common shares	1,126,159
Estimated additional Parkway shares issued in exchange for GSB warrants	28,408

Total Parkway common shares issued	1,154,567
Parkway weighted average common shares outstanding prior to the merger	5,021,376

Parkway pro forma weighted average common shares outstanding	6,175,943

Note 2. Merger Related Charges

The estimated transaction costs related to the merger are approximately $2.3 million, ($1.9 million net of tax). This cost is included in the unaudited Pro Forma Combined Condensed Consolidated Balance Sheets as disclosed in Note 1 above. These estimated transaction costs are still being developed and will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where the companies may take advantage of redundancies. Management estimates that approximately $575 thousand of professional fees will not be deductible for tax purposes.

Transaction costs will be recorded as non-interest expense as incurred. The following table provides a breakdown of the estimated merger related charges (dollars in thousands).

Professional fees	$925
Salaries and employee benefits	400
Data processing and other expense	980

Total non-interest expense	2,305
Tax benefit	363

Net expense after tax benefit	$1,942

Note 3. Preliminary Purchase Accounting Allocation

The merger will be accounted for as an acquisition of GSB by Parkway using the acquisition method of accounting. The unaudited pro forma condensed combined financial information reflects the issuance of approximately 1,154,567 shares of Parkway common stock to holders of GSB in exchange for the 948,710 shares of GSB common stock issued and outstanding. The shares of GSB common stock subject to exchange has been adjusted to remove 18,000 shares of common stock that was held by Parkway prior to the merger. This reflects an exchange ratio of 1.21 for GSB shareholders. GSB also has 113,630 warrants outstanding for the purchase of shares of GSB common stock. According to the terms of the merger agreement, each warrant that is outstanding and unexercised immediately prior to the closing of the merger shall cease to represent a right to acquire GSB common stock and shall automatically be converted without any action on the part of the holder thereof into the right to receive, at the election of the holder, either (i) $3.00 in cash (without interest) for each share of GSB Common Stock subject to such warrant or (ii) 0.25 shares of Parkway common stock. With respect to any warrant that is exercised prior to the merger, GSB agreed to use its reasonable best efforts to facilitate a cashless exercise of such warrant by the holder thereof, provided that no holder shall be required to pay the exercise price of such warrant through a cashless exercise. The pro forma purchase price below assumes all GSB warrants will be converted to 0.25 shares of Parkway common stock.

		Dec 31, 2017
Pro Forma Purchase Price (in thousands)
GSB common shares outstanding at December 31, 2017, (948,710 shares less 18,000 shares held by Parkway prior to the merger)		930,710
Exchange ratio		1.21

Parkway shares issued in exchange for GSB common shares		1,126,159
Estimated additional Parkway shares issued in exchange for GSB warrants		28,408

Total Parkway common shares issued		1,154,567
Pro forma fair value per share based upon recent Parkway trading value		$12.75

Total pro forma purchase price		$14,721

Preliminary allocation of purchase price
Total pro forma purchase price		$14,721
GSB equity as of December 31, 2017		12,102
Adjustments to reflect the assets acquired and liabilities assumed at fair value:
Loans
Loan credit adjustment	(1,646)
Elimination of GSB allowance for loan losses	1,222	(424)

Estimated core deposit intangible		1,217
Adjustment to property and equipment		41
Deposit yield adjustment to record deposits at fair value		(68)
Deferred taxes on fair value adjustments		(174)

		12,694

Preliminary pro forma goodwill		$2,027

The pro forma purchase price and preliminary allocation of purchase price reflected above is subject to adjustment and may vary from the actual purchase price and allocation of purchase price that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) GSB’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of Parkway’s stock varies from the assumed value per share; (iii) the aggregate value of merger consideration paid if GSB warrants are exercised prior to the effective time of the merger thus requiring the issuance of additional shares of Parkway stock; (iv) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (v) the underlying values of assets and liabilities if market conditions differ from current assumptions.

INFORMATION ABOUT PARKWAY

General Description of Parkway’s Business

General

Parkway was incorporated as a Virginia corporation on November 2, 2015. Parkway was formed as a business combination shell company for the purpose of completing a business combination transaction between Grayson and Cardinal. On November 6, 2015, Grayson, Cardinal and Parkway entered into an Agreement and Plan of Merger (the “Cardinal merger agreement”), providing for the combination of the three companies. Terms of the Cardinal merger agreement called for Grayson and Cardinal to merge with and into Parkway, with Parkway as the surviving corporation (the “Cardinal merger”). The merger agreement established exchange ratios under which each share of Grayson common stock was converted to the right to receive 1.76 shares of common stock of Parkway, while each share of Cardinal common stock was converted to the right to receive 1.30 shares of common stock of Parkway. The exchange ratios resulted in Grayson shareholders receiving approximately 60% of the newly issued Parkway shares and Cardinal shareholders receiving approximately 40% of the newly issued Parkway shares. The Cardinal merger was completed on July 1, 2016. Grayson is considered the acquiror and Cardinal is considered the acquiree in the transaction for accounting purposes.

Upon completion of the Cardinal merger, the Bank of Floyd, a wholly-owned subsidiary of Cardinal, was merged with and into Grayson National Bank, a wholly-owned subsidiary of Grayson. Grayson National Bank was organized under the laws of the United States in 1900 and now serves the Virginia counties of Grayson, Floyd, Carroll, Wythe, Montgomery and Roanoke, and the North Carolina counties of Alleghany and Ashe, and surrounding areas through 16 full-service banking offices and two loan production offices. Effective March 13, 2017, Grayson National Bank changed its name to Skyline National Bank.

As an FDIC insured national banking association, Skyline is subject to regulation by the OCC and the FDIC. Parkway is a bank holding company regulated by the Federal Reserve.

For purposes of this joint proxy statement/prospectus, all financial information as to Parkway and Skyline contained herein as of and for periods prior to July 1, 2016 reflects the operations of Grayson prior to the Cardinal merger. Unless this joint proxy statement/prospectus otherwise indicates or the context otherwise requires, all references to “Parkway” as of and for periods subsequent to July 1, 2016 refer to Parkway and its subsidiary as a combined entity after the Cardinal merger, and all references to the “Parkway” as of and for periods prior to July 1, 2016 are references to Grayson and its subsidiary as a combined entity prior to the Cardinal merger.

Lending Activities

Skyline’s lending services include real estate, commercial, agricultural, and consumer loans. The loan portfolio constituted 86.35% of the interest earning assets of Skyline at December 31, 2017, and has historically produced the highest interest rate spread above the cost of funds. Skyline’s loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors of Skyline. The Skyline Directors’ Loan Committee has the authority to approve loans up to $2.0 million of total indebtedness to a single customer. All loans in excess of that amount must be presented to the full Board of Directors of Skyline for ultimate approval or denial.

Skyline has in the past and intends to continue to make most types of real estate loans, including, but not limited to, single and multi-family housing, farm loans, residential and commercial construction loans, and loans for commercial real estate. At December 31, 2017, Skyline had 46.87% of the loan portfolio in single and multi-family housing, 29.57% in non-farm, non-residential real estate loans, 7.85% in farm related real estate loans, and 6.00% in real estate construction and development loans.

Skyline’s loan portfolio includes commercial and agricultural production loans totaling 6.04% of the portfolio at December 31, 2017. Consumer and other loans make up approximately 3.67% of the total loan portfolio. Consumer loans include loans for household expenditures, car loans, and other loans to individuals. While this category has historically experienced a greater percentage of charge-offs than the other classifications, Skyline is committed to continue to make this type of loan to fulfill the needs of Skyline’s customer base.

All loans in Skyline’s portfolio are subject to risk from the state of the economy in Skyline’s service area and also that of the nation. Skyline has used and continues to use conservative loan-to-value ratios and thorough credit evaluation to lessen the risk on all types of loans. The use of conservative appraisals has also reduced exposure on real estate loans. Thorough credit checks and evaluation of past internal credit history has helped reduce the amount of risk related to consumer loans. Government guarantees of loans are used when appropriate, but apply to a minimal percentage of the portfolio. Commercial loans are evaluated by collateral value and ability to service debt. Businesses seeking loans must have a good product line and sales, responsible management, and demonstrated cash flows sufficient to service the debt.

Investments

Skyline invests a portion of its assets in U.S. Treasury, U.S. Government agency, and U.S. Government Sponsored Enterprise securities, state, county and local obligations, corporate and equity securities. Skyline’s investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at reduced yields and risks relative to increases in loan demand or to offset fluctuations in deposits.

Deposit Activities

Deposits are the major source of funds for lending and other investment activities. Skyline considers the majority of its regular savings, demand, NOW, money market deposits, individual retirement accounts and small denomination certificates of deposit to be core deposits. These accounts comprised approximately 90.15% of Skyline’s total deposits at December 31, 2017. Certificates of deposit in denominations of $100,000 or more represented the remaining 9.85% of deposits at December 31, 2017.

Market Area

Skyline’s primary market area consists of:

•	all of Grayson County, Virginia;

•	all of Floyd County, Virginia;

•	all of Carroll County, Virginia;

•	all of Wythe County, Virginia;

•	all of Pulaski County, Virginia;

•	all of Montgomery County, Virginia;

•	portions of Roanoke County, Virginia;

•	all of Alleghany County, North Carolina;

•	all of Ashe County, North Carolina;

•	the City of Galax, Virginia;

•	the City of Salem, Virginia; and

•	the City of Roanoke, Virginia.

Grayson, Carroll, Alleghany, and Ashe Counties, as well as the City of Galax, are rural in nature and employment in these areas was once dominated by furniture and textile manufacturing. As those industries have declined employment has shifted to healthcare, retail and service, light manufacturing, tourism, and agriculture. Median household income in these markets ranged from a low of $31,002 in Grayson County, to a high of $38,352 in Alleghany County, based upon 2016 census data. Montgomery, Pulaski, Floyd and Wythe counties, while largely rural, are more economically diverse. Montgomery County is home to two major universities, Virginia Tech and Radford University, while community colleges are located in both Wythe County and Pulaski County. The university presence has led to the development of several technology related companies in the region. Manufacturing, agriculture, tourism, retail, healthcare and service industries are also prevalent in these markets. The increased economic diversity of these markets is reflected in the median household incomes which range from a low of $42,888 in Wythe County, to a high of $49,712 in Montgomery County, according to the 2016 census data. Skyline has a lesser presence in Roanoke County and the Cities of Roanoke and Salem where median household incomes ranged from a low of $39,201 in Roanoke City, to a high of $60,380 in Roanoke County.

Competition

Skyline encounters strong competition both in making loans and attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws that permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for commercial banking. In one or more aspects of its business, Skyline competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Many of these competitors have substantially greater resources and lending limits and may offer certain services that Skyline does not currently provide. In addition, many of Skyline’s competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly.

To compete, Skyline relies upon specialized services, responsive handling of customer needs, and personal contacts by its officers, directors, and staff. Large multi-branch banking competitors tend to compete primarily by rate and the number and location of branches, while smaller, independent financial institutions tend to compete primarily by rate and personal service.

Government Supervision and Regulation

Parkway and Skyline are extensively regulated under federal and state law. The following information describes certain aspects of that regulation applicable to Parkway and Skyline but does not purport to be complete. Proposals to change the laws and regulations governing the banking industry are frequently raised in U.S. Congress, in state legislatures, and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on Parkway and Skyline are impossible to determine with any certainty. A change in applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or courts, may have a material impact on the business, operations, and earnings of the Parkway and Skyline.

Parkway Acquisition Corp.

Parkway is a bank holding company (“BHC”) within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and is registered as such with the Federal Reserve. As a bank holding company, Parkway is subject to supervision, regulation and examination by the Federal Reserve Bank of Richmond and is required to file various reports and additional information with the Federal Reserve. Parkway is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation and examination by the Virginia Bureau of Financial Institutions.

Skyline National Bank

Skyline is a federally chartered national bank. It is subject to federal regulation by the OCC and the FDIC.

The OCC conducts regular examinations of Skyline, reviewing such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of its operations. In addition to these regular examinations, Skyline must furnish the OCC with periodic reports containing a full and accurate statement of its affairs. Supervision, regulation and examination of banks by these agencies are intended primarily for the protection of depositors rather than shareholders.

The regulations of the OCC, the FDIC and the Federal Reserve govern most aspects of the Parkway’s and Skyline’s business, including deposit reserve requirements, investments, loans, certain check clearing activities, issuance of securities, payment of dividends, branching, deposit interest rate ceilings, and numerous other matters. The OCC, the FDIC and the Federal Reserve have adopted guidelines and released interpretative materials that establish operational and managerial standards to promote the safe and sound operation of banks and bank holding companies. These standards relate to the institution’s key operating functions, including but not limited to capital management, internal controls, internal audit system, information systems and data and cybersecurity, loan documentation, credit underwriting, interest rate exposure and risk management, vendor management, executive management and its compensation, asset growth, asset quality, earnings, liquidity and risk management.

The Dodd-Frank Act. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act significantly restructures the financial regulatory regime in the United States and has a broad impact on the financial services industry as a result of the significant regulatory and compliance changes required under the act. While significant rulemaking under the Dodd-Frank Act has occurred, certain of the act’s provisions require additional rulemaking by the federal bank regulatory agencies, a process which will take years to fully implement. Parkway believes that short- and long-term compliance costs for Parkway will be greater because of the Dodd-Frank Act. In 2017 and early 2018, both the House of Representatives and Senate introduced legislation that would repeal or modify provisions of the Dodd-Frank Act and impact financial services regulation. Although the bills vary in content, certain key aspects include revisions to rules related to mortgage loans reform and simplification of certain Volcker Rule requirements and changes to capital requirements. Parkway cannot predict whether any such legislation will be enacted and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of Parkway or Skyline. Certain provisions of the Dodd-Frank Act, as currently in effect, that could impact Parkway are set forth below:

•	Creation of a new agency, Consumer Financial Protection Bureau (“CFPB”), that has rulemaking authority for a wide range of consumer protection laws that would apply to all banks and have broad powers to supervise and enforce consumer protection laws.

•	Changes in standards for Federal preemption of state laws related to federally chartered institutions, such as Skyline, and their subsidiaries.

•	Permanent increase of deposit insurance coverage to $250 thousand and permission for depository institutions to pay interest on business checking accounts.

•	Changes in the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, elimination of the ceiling on the size of the Deposit Insurance Fund (“DIF”), and an increase in the floor of the size of the DIF.

•	Prohibition on banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (the “Volker Rule”).

Deposit Insurance. The deposits of Skyline are insured by the DIF up to applicable limits and are subject to deposit insurance assessments to maintain the DIF. On April 1, 2011, the deposit insurance assessment base changed from total deposits to average total assets minus average tangible equity, pursuant to a rule issued by the FDIC as required by the Dodd-Frank Act.

The Federal Deposit Insurance Act (the “FDIA”), as amended by the Federal Deposit Insurance Reform Act and the Dodd-Frank Act, requires the FDIC to set a ratio of deposit insurance reserves to estimated insured deposits of at least 1.35%. The FDIC uses a risk-based system to calculate assessment rates and revised its methodology in April 2016 to calculate assessment rates for banks with under $10 billion in assets based upon certain financial measures of the bank and its supervisory ratings. Initial base assessment rates currently range from 3 to 30 basis points, subject to a decrease for certain unsecured debt. Once the reserve ratio reaches 2.0% or greater, initial base assessment rates will range from 2 to 28 basis points and, once the reserve ratio reaches 2.5% or greater, the initial base assessment rates will range from 1 to 25 basis points.

Capital Requirements. The Federal Reserve, the OCC and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to all banks and bank holding companies. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.

Effective January 1, 2015, the federal banking regulators adopted rules to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rules required Skyline to comply with the following new minimum capital ratios: (i) a new common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6% of risk-weighted assets (increased from the prior requirement of 4%); (iii) a total capital ratio of 8% of risk-weighted assets (unchanged from the prior requirement); and (iv) a leverage ratio of 4% of total assets (unchanged from the prior requirement). When fully phased in on January 1, 2019, the rules will require Skyline to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% common equity Tier 1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation), and (iv) a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets.

The capital conservation buffer requirement will be phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing by the same amount each year until fully implemented at 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.

The rules also revised the “prompt corrective action” regulations pursuant to Section 38 of the FDIA by (i) introducing a common equity Tier 1 capital ratio requirement at each level (other than critically undercapitalized), with the required ratio being 6.5% for well-capitalized status; (ii) increasing the minimum Tier 1 capital ratio requirement for each category, with the minimum ratio for well-capitalized status being 8.0% (as compared to the prior ratio of 6.0%); and (iii) eliminating the current provision that provides that a bank with a composite supervisory rating of 1 may have a 3.0% Tier 1 leverage ratio and still be well-capitalized. These new thresholds were effective for Skyline as of January 1, 2015. The minimum total capital to risk-weighted assets ratio (10.0%) and minimum leverage ratio (5.0%) for well-capitalized status were unchanged by the final rules.

The new capital requirements also included changes in the risk weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and nonresidential mortgage loans that are 90 days past due or otherwise on nonaccrual status, a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancelable, a 250% risk weight (up from 100%) for mortgage servicing rights and deferred tax assets that are not deducted from capital, and increased risk-weights (from 0% to up to 600%) for equity exposures.

Based on management’s understanding and interpretation of the new capital rules, it believes that, as of December 31, 2017, Skyline meets all capital adequacy requirements under such rules on a fully phased-in basis as if such requirements were in effect as of such date.

In September 2017, the federal bank regulatory agencies proposed to revise and simplify the capital treatment for certain deferred tax assets, mortgage servicing assets, investments in non-consolidated financial entities and minority interests for banking organizations, such as Skyline, that are not subject to the advanced approaches requirements. In November 2017, the regulatory agencies revised the capital rules enacted in 2013 to extend the current transitional treatment of these items for non-advanced approaches banking organizations until the September 2017 proposal is finalized. The September 2017 proposal would also change the capital treatment of certain commercial real estate loans under the standardized approach, which Skyline uses to calculate its capital ratios.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as “Basel IV”). Among other things, these standards revise the Basel Committee’s standardized approach for credit risk (including by recalibrating risk weights and introducing new capital requirements for certain “unconditionally cancellable commitments,” such as unused credit card lines of credit) and provide a new standardized approach for operational risk capital. Under the proposed framework, these standards will generally be effective on January 1, 2022, with an aggregate output floor phasing-in through January 1, 2027. Under the current capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to Parkway. The impact of Basel IV on Parkway and Skyline will depend on the manner in which it is implemented by the federal bank regulatory agencies.

Dividends. Parkway’s ability to distribute cash dividends depends primarily on the ability of Skyline to pay dividends to it. Parkway is a legal entity, separate and distinct from its subsidiaries. A significant portion of Parkway’s revenues result from dividends paid to it by Skyline. There are various legal limitations applicable to the payment of dividends by Skyline to Parkway and to the payment of dividends by Parkway to its shareholders. As a national bank, Skyline is subject to certain restrictions on its reserves and capital imposed by federal banking statutes and regulations. Under OCC regulations, a national bank may not declare a dividend in excess of its undivided profits. Additionally, a national bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the national bank in any calendar year exceeds the total of the national bank’s retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the OCC. A national bank may not declare or pay any dividend if, after making the dividend, the national bank would be “undercapitalized,” as defined in regulations of the OCC.

In addition, under the current supervisory practices of the Federal Reserve, Parkway should inform and consult with its regulators reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to Parkway’s capital structure.

Permitted Activities. As a bank holding company, Parkway is limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Banking Acquisitions; Changes in Control. The BHC Act requires, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed bank acquisition, the Federal Reserve will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution’s performance under the Community Reinvestment Act of 1977 (the “CRA”) and its compliance with fair housing and other consumer protection laws.

Subject to certain exceptions, the BHC Act and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered its securities with the SEC under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) or no other person will own a greater percentage of that class of voting securities immediately after the acquisition. Parkway’s common stock currently is not registered under Section 12 of the Exchange Act.

In addition, Virginia law requires the prior approval of the Virginia Bureau of Financial Institutions for (i) the acquisition of more than 5% of the voting shares of a Virginia bank or any holding company that controls a Virginia bank, or (ii) the acquisition by a Virginia bank holding company of a bank or its holding company domiciled outside Virginia.

Source of Strength. Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, Parkway is expected to commit resources to support Skyline, including at times when Parkway may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safety and Soundness. There are a number of obligations and restrictions imposed on bank holding companies and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance fund in the event of a depository institution default. For example, under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any subsidiary bank that may become “undercapitalized” with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became undercapitalized or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

Under the FDIA, the federal bank regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.

The Federal Deposit Insurance Corporation Improvement Act. Under FDICIA, the federal bank regulatory agencies possess broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized,” as defined by the law.

Reflecting changes under the new Basel III capital requirements, the relevant capital measures that became effective on January 1, 2015 for prompt corrective action are the total capital ratio, the common equity Tier 1 capital ratio, the Tier 1 capital ratio and the leverage ratio. A bank will be (i) “well capitalized” if the institution has a total risk-based capital ratio of 10.0% or greater, a common equity Tier 1 capital ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, and a leverage ratio of 5.0% or greater, and is not subject to any capital directive order; (ii) “adequately capitalized” if the institution has a total risk-based capital ratio of 8.0% or greater, a common equity Tier 1 capital ratio of 4.5% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 4.0% or greater and is not “well capitalized”; (iii) “undercapitalized” if the institution has a total risk-based capital ratio that is less than 8.0%, a common equity Tier 1 capital ratio less than 4.5%, a Tier 1 risk-based capital ratio of less than 6.0% or a leverage ratio of less than 4.0%; (iv) “significantly undercapitalized” if the institution has a total risk-based capital ratio of less than 6.0%, a common equity Tier 1 capital ratio less than 3.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 3.0%; and (v) “critically undercapitalized” if the institution’s tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank’s capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes. Management believes, as of December 31, 2017 and 2016, Skyline met the requirements for being classified as “well capitalized.”

As required by FDICIA, the federal bank regulatory agencies also have adopted guidelines prescribing safety and soundness standards relating to, among other things, internal controls and information systems, internal audit systems, loan documentation, credit underwriting, and interest rate exposure. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. In addition, the agencies adopted regulations that authorize, but do not require, an institution which has been notified that it is not in compliance with safety and soundness standard to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the prompt corrective action provisions described above.

Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Interstate Banking Act”), generally permits well capitalized bank holding companies to acquire banks in any state, and preempts all state laws restricting the ownership by a bank holding company of banks in more than one state. The Interstate Banking Act also permits a bank to merge with an out-of-state bank and convert any offices into branches of the resulting bank if both states have not opted out of interstate branching; and permits a bank to acquire branches from an out-of-state bank if the law of the state where the branches are located permits the interstate branch acquisition. Under the Dodd-Frank Act, a bank holding company or bank must be well capitalized and well managed to engage in an interstate acquisition. Bank holding companies and banks are required to obtain prior Federal Reserve approval to acquire more than 5% of a class of voting securities, or substantially all of the assets, of a bank holding company, bank or savings association. The Interstate Banking Act and the Dodd-Frank Act permit banks to establish and operate de novo interstate branches to the same extent a bank chartered by the host state may establish branches.

Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of Skyline to engage in transactions with related parties or “affiliates” or to make loans to insiders is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between Skyline and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to Skyline, as those prevailing for comparable nonaffiliated transactions. In addition, Skyline generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank (a “10% Shareholder”), are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed Skyline’s unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which Skyline is permitted to extend credit to executive officers.

Consumer Financial Protection. Parkway and Skyline are subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. If Parkway or Skyline fails to comply with these laws and regulations, it may be subject to various penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions Parkway may wish to pursue or being prohibited from engaging in such transactions even if approval is not required.

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the CFPB, and giving it responsibility for implementing, examining, and enforcing compliance with federal consumer protection laws. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets, (iii) depository institutions that offer a wide variety of consumer financial products and services, and (iv) non-depository companies that offer one or more consumer financial products or services. The CFPB has broad rule making authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to protect himself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction.

Community Reinvestment Act. The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank’s record in meeting the credit needs of the communities served by the bank, including low and moderate income neighborhoods. Furthermore, such assessment is also required of banks that have applied, among other things, to merge or consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch. In the case of a BHC applying for approval to acquire a bank or BHC, the record of each subsidiary bank of the applicant BHC is subject to assessment in considering the application. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” Skyline was rated “outstanding” in its most recent CRA evaluation.

Anti-Money Laundering Legislation. Parkway is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA Patriot Act of 2001. Among other things, these laws and regulations require Parkway to take steps to prevent the use of Parkway for facilitating the flow of illegal or illicit money, to report large currency transactions, and to file suspicious activity reports. Parkway is also required to carry out a comprehensive anti-money laundering compliance program. Violations can result in substantial civil and criminal sanctions. In addition, provisions of the USA Patriot Act require the federal bank regulatory agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing bank mergers and BHC acquisitions.

Privacy Legislation. Several recent laws, including the Right to Financial Privacy Act, and related regulations issued by the federal bank regulatory agencies, also provide new protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers’ personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated parties without prior notice and approval from the customer.

Incentive Compensation. In June 2010, the federal bank regulatory agencies issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Interagency Guidance on Sound Incentive Compensation Policies, which covers all employees that have the ability to materially affect the risk profile of a financial institutions, either individually or as part of a group, is based upon the key principles that a financial institution’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution’s board of directors.

The OCC will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as Skyline, that are not “large, complex banking organizations.”

These reviews will be tailored to each financial institution based on the scope and complexity of the institution’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the institution’s supervisory ratings, which can affect the institution’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the institution’s safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies. At December 31, 2017, Parkway had not been made aware of any instances of non-compliance with the final guidance.

Volcker Rule. The Volcker Rule under the Dodd-Frank Act prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds. The Volcker Rule, which became effective in July 2015, does not significantly impact the operations of Parkway or Skyline, as they do not have any significant engagement in the businesses prohibited by the Volcker Rule.

Ability-to-Repay and Qualified Mortgage Rule. Pursuant to the Dodd-Frank Act, the CFPB issued a final rule on January 10, 2013 (effective on January 10, 2014), amending Regulation Z as implemented by the Truth in Lending Act, requiring mortgage lenders to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Mortgage lenders are required to determine a consumer’s ability to repay in one of two ways. The first alternative requires the mortgage lender to consider the following eight underwriting factors when making the credit decision: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) the monthly payment on the covered transaction; (iv) the monthly payment on any simultaneous loan; (v) the monthly payment for mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) the monthly debt-to-income ratio or residual income; and (viii) credit history. Alternatively, the mortgage lender can originate “qualified mortgages,” which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a “qualified mortgage” is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a qualified mortgage the points and fees paid by a consumer cannot exceed 3% of the total loan amount. Qualified mortgages that are “higher-priced” (e.g. subprime loans) garner a rebuttable presumption of compliance with the ability-to-repay rules, while qualified mortgages that are not “higher-priced” (e.g. prime loans) are given a safe harbor of compliance.

Cybersecurity. In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If Parkway fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties.

Effect of Governmental Monetary Policies. Parkway’s operations are affected not only by general economic conditions, but also by the policies of various regulatory authorities. In particular, the Federal Reserve regulates money and credit conditions and interest rates to influence general economic conditions. These policies have a significant impact on overall growth and distribution of loans, investments and deposits; they affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks, including Parkway, in the past and are expected to do so in the future. As a result, it is difficult for Parkway to predict the potential effects of possible changes in monetary policies upon its future operating results.

Employees

At December 31, 2017, Parkway had 177 total employees representing 172 full time equivalents, none of whom are represented by a union or covered by a collective bargaining agreement. Parkway’s management considers employee relations to be good.

Properties

Parkway is headquartered at 101 Jacksonville Circle, Floyd, Virginia. Skyline is headquartered in the Main Office at 113 West Main Street, Independence, Virginia. Skyline operates branches at the following locations, all of which are owned by Skyline, except for the offices in Salem and Willis, which are leased facilities:

•	East Independence Office – 802 East Main St., Independence, Virginia

•	Elk Creek Office – 60 Comers Rock Rd., Elk Creek, Virginia

•	Galax Office – 209 West Grayson St., Galax, Virginia

•	Troutdale Office – 101 Ripshin Rd., Troutdale, Virginia

•	Carroll Office – 8351 Carrollton Pike, Galax, Virginia

•	Sparta Office – 98 South Grayson St., Sparta North Carolina

•	Hillsville Office – 419 South Main St., Hillsville, Virginia

•	Whitetop Office – 16303 Highlands Parkway, Whitetop, Virginia

•	Wytheville Office – 420 North 4th St., Wytheville, Virginia

•	Floyd Office – 101 Jacksonville Circle, Floyd, Virginia

•	Cave Spring Office – 4094 Postal Drive, Roanoke, Virginia

•	Christiansburg Office – 2145 Roanoke St., Christiansburg, Virginia

•	Fairlawn Office – 7349 Peppers Ferry Blvd., Radford, Virginia

•	Salem Office – 1634 West Main St., Salem, Virginia

•	Willis Office – 5598 B Floyd Highway South, Willis, Virginia

Skyline has two conference centers located at 558 East Main Street, Independence, Virginia, and 203 E. Oxford Street, Floyd, Virginia, which are used for various board and committee meetings, as well as continuing education and training programs for bank employees. Skyline also owns an operations center adjacent to the main office in Independence, Virginia. Skyline operates two loan production offices in leased facilities in the towns of Blacksburg, Virginia, and West Jefferson, North Carolina. Skyline purchased an existing vacant building in West Jefferson, North Carolina in December of 2017. Skyline anticipates opening this building as a full service branch banking facility in April of 2018.

Legal Proceedings

In the ordinary course of operations, Parkway and Skyline expect to be parties to various legal proceedings. At present, there are no pending or threatened proceedings against Parkway or Skyline that, if determined adversely, would have a material effect on the business, results of operations, or financial position of Parkway or Skyline.

Certain Relationships and Related Transactions

Some of the directors and officers of Parkway are at present, as in the past, customers of Skyline, and Skyline has had, and expects to have in the future, banking relationships in the ordinary course of its business with directors, officers, principal shareholders, and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with persons not related to Parkway. These transactions do not involve more than the normal risk of collectability or present other unfavorable features. The aggregate outstanding balance of loans to directors, executive officers, and their associates, as a group, at December 31, 2017 totaled $4.8 million or 8.34% of Parkway’s equity capital at that date.

There are no legal proceedings to which any director, officer, or principal shareholder, or any affiliate thereof, is a party that would be material and adverse to Parkway.

Parkway has not adopted a formal policy that covers the review and approval of related person transactions by the Parkway Board. The Parkway Board, however, does review all such transactions that are proposed to it for approval. During such a review, the Parkway Board will consider, among other things, the related person’s relationship to Parkway, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person’s relationship to the transaction, and any other material information. Parkway’s Audit Committee also has the responsibility to review significant conflicts of interest involving directors or executive officers.

Board of Directors and Director Compensation

Directors of Parkway

General. The business and affairs of Parkway are managed under the direction of the Parkway Board in accordance with the VSCA and Parkway’s articles of incorporation and bylaws. Members of the Parkway Board are kept informed of Parkway’s business through discussions with the Chairman of the Board, the President and Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees.

For more information, including biographical information for the directors of Parkway, see “Parkway Proposals – Proposal No. 2 – Election of Directors.”

Board Independence. The Parkway Board in its business judgment has determined that the following eleven of its thirteen members are independent as that term is defined by the Nasdaq Stock Market: Dr. J. Howard Conduff, Jr., Bryan L. Edwards, T. Mauyer Gallimore, Thomas M. Jackson, Jr., R. Devereux Jarratt, Theresa S. Lazo, Carl J. Richardson, Melissa G. Rotenberry, James W. Shortt, John Michael Turman, and J. David Vaughan.

The Parkway Board considered the following transactions between Parkway and certain of our directors or their affiliates to determine whether such director was independent under the above standards:

•	Prior to the merger, Grayson had an advisory agreement in place with Mr. Anderson under which he was paid for various consultative and advisory services related to customer, shareholder, and employee related issues. The agreement expired in September of 2014. Mr. Anderson also served as President and Chief Executive Officer of Grayson from June 2000 until his retirement in September 2013.

Director Compensation

The following table shows the compensation earned by each of the non-employee directors of the Parkway Board during 2017. Fees may also include reimbursement for ordinary business expenses such as lodging, meals, and mileage.

Name	Fees Paid ($)
Jacky K. Anderson	27,884
Dr. J. Howard Conduff, Jr.	27,080
Bryan L. Edwards	25,432
T. Mauyer Gallimore	26,511
Thomas M. Jackson, Jr.	32,302
R. Devereux Jarratt	27,848
Theresa S. Lazo	26,796
Carl. J. Richardson	27,971
Melissa G. Rotenberry	25,345
James W. Shortt	27,351
John Michael Turman	23,597
J. David Vaughan	25,833

The Chairman of the Board receives fees of $1,000 per meeting and a monthly retainer of $400. All other directors receive $750 per meeting and a monthly retainer of $300. Additionally, $300 is paid to all directors for each committee meeting attended.

Executive Officers of Parkway

J. Allan Funk (55) – Mr. Funk has been President and Chief Executive Officer, as well as a director of Parkway, since its inception in November 2015. He served as a director of Grayson and Grayson National Bank from 2013 to 2016 and was named President and Chief Executive Officer of Grayson and Grayson National Bank in September 2013. Mr. Funk previously served as Chief Banking and Lending Officer of Grayson National Bank since May 2011 and as Chief Commercial Loan Officer from 2009 to 2011. Prior to joining Grayson National Bank in 2009, Mr. Funk served as a Senior Vice President and Area Executive in Southwest Virginia for a major regional bank. His banking experience began in 1984 with completion of a bank management training program and includes production and bank management positions of increasing responsibility levels in North Carolina, South Carolina and Southwest Virginia. Mr. Funk previously served on the Boards of Directors of the Virginia Association of Community Banks, and the Crossroads Institute. He is currently President of the Richard and Sybel Haworth Foundation, a charitable foundation based in High Point, NC, and a member of the boards of GO Virginia Region One, Virginia Bankers Association Benefits Corporation, and the Galax Foundation for Educational Excellence. He is a graduate of Campbell University (BBA), Wake Forest University Babcock Graduate School of Management (MBA) and the ABA National Graduate Trust School at Northwestern University.

Blake M. Edwards, Jr. (52) – Mr. Edwards, Executive Vice President and Chief Financial Officer of Parkway, previously served as the Chief Financial Officer of Grayson and Grayson National Bank since 1999, and as Senior Executive Vice President since 2013. Prior to those positions, he worked with a public accounting firm where his primary focus was providing audit and advisory services to community banks. He is a graduate of Radford University. He has also attended the AICPA’s School of Banking at the University of Virginia and the Graduate School of Bank Investments and Financial Management at the University of South Carolina. Mr. Edwards currently serves as Chairman of the Board of Trustees of DLP, Twin County Regional Healthcare, Inc., and as President of the Blue Ridge Discovery Center.

Rebecca M. Melton (48) – Ms. Melton, Chief Risk Officer of Parkway, previously served as the Chief Credit Officer of Grayson National Bank since June 2011. Prior to joining Grayson National Bank, she worked at the

OCC as a National Bank Examiner for thirteen years. She spent the majority of her career with the OCC examining community banks throughout the southeastern United States. Before joining the OCC, Ms. Melton worked for two years in the credit card department of a community bank. She has a Bachelor of Business Administration degree from Radford University.

Lynn T. Murray (62) – Mrs. Murray, Chief Marketing and Human Resources Officer of Parkway, joined Cardinal in April 2013 as a Senior Vice President and the Chief Administrative Officer. Mrs. Murray has over 20 years of experience in the banking industry. She most recently served as an independent consultant to community banks focusing her practice on building sales skills and improving performance of customer facing staff. Mrs. Murray previously spent 10 years in retail banking and marketing with banks in North Carolina and South Carolina. She is a graduate of Ithaca College in New York.

Mary D. Tabor (53) – Mrs. Tabor, Chief Credit Officer of Parkway, joined Cardinal in August 2013 as a Credit Manager, and was promoted to Chief Credit Officer in August 2014. Mrs. Tabor has 30 years of experience in the banking industry related to lending, underwriting and credit. Prior to joining Cardinal, Mrs. Tabor served in various roles with Central Fidelity, First National Bank and Stellar One. She earned a Bachelors and Masters in Agricultural Economics from Virginia Tech and is a graduate of the Stonier Graduate School of Banking.

Rodney R. Halsey (49) – Mr. Halsey, Chief Operations Officer of Parkway, previously worked for Grayson National Bank since 1992, when he began his career as Grayson National Bank’s Loan Review Officer. From 1996 to 2001, Mr. Halsey served as Grayson National Bank’s Assistant Vice President and Loan Officer. In 2002, he was promoted to Vice President of Information Systems/Loan Officer, and in 2009, Mr. Halsey was promoted to Senior Vice President of Information Systems/Commercial Loan Officer. In 2011, Mr. Halsey was named the Chief Operating Officer of Grayson National Bank. He graduated from Appalachian State University with a degree in Business Administration.

Jonathan L. Kruckow (33) – Mr. Kruckow, Chief Business Lending Officer of Parkway, previously worked for Grayson National Bank since 2012, when he served as Senior Vice President of Commercial Lending. Prior to joining Grayson he worked for a large regional bank in the local market where his primary focus was providing commercial banking services for small to mid-sized businesses. He is a graduate of Virginia Tech and has also attended the VBA’s School of Bank Management at the University of Virginia and is currently enrolled in the Graduate School of Banking at Louisiana State University. Mr. Kruckow currently serves on the VBA’s Lending Executives Committee and is a member of the VBA’s Emerging Bank Leaders program.

Milo L. Cockerham (31) – Mr. Cockerham, Retail Banking Manager of Parkway, joined Skyline National Bank as a consultant in December of 2016 to help with the systems conversion of the merger of Grayson National Bank and Bank of Floyd. He now leads our network of 16 retail branch locations. Mr. Cockerham has 10 years of experience in the banking and financial services industry. Prior to joining Skyline, he served in a managerial role assisting with branch operations in a large branch network for a community bank in North Carolina. Mr. Cockerham is a graduate Emory & Henry College with a B.A. in Economics and a B.S. in Business Management. He is currently enrolled in the Graduate School of Banking at Louisiana State University.

Executive Compensation

Objectives of Parkway’s Executive Compensation Program

The primary objective of Parkway’s executive compensation program is to attract and retain highly skilled and motivated executive officers who will manage Parkway in a manner to promote its growth and profitability and advance the interest of its shareholders. Additional objectives of Parkway’s executive compensation program include the following:

•	to align executive pay with shareholders’ interests;

•	to recognize individual initiative and achievements; and

•	to unite the entire executive management team to a common objective.

Executive Compensation Principles

Parkway’s executive compensation program is not as complex as those of many companies of similar size and nature. Parkway’s program consists of base salaries, cash payments in the form of annual bonuses and long-term benefits in the form of pension and supplemental executive retirement plans. Executive officers also participate in Parkway’s 401(k) plan.

Parkway’s executive compensation program does not include the issuance of stock options or other equity-based incentives. The Parkway Board and Compensation Committee currently believe that executive compensation can be appropriately aligned with Parkway’s long-term performance goals and the creation of shareholder value through the use of other long-term compensation arrangements.

How Executive Pay Levels are Determined

The Compensation Committee regularly reviews Parkway’s executive compensation program and its elements. All decisions by the Compensation Committee relating to the compensation of Parkway’s executive officers are reported to the Board. The Compensation Committee also engages Matthews, Young & Associates, Inc., an independent, third-party compensation consulting firm to assist with the design and implementation of Parkway’s overall executive compensation program. Matthews, Young & Associates, Inc. also compiles the comparative industry market data that the committee uses to assess overall compensation competitiveness.

The role of the Chief Executive Officer in determining executive compensation is limited to input in the performance evaluation of the other named executive officers. The Chief Executive Officer has no input in the determination of his own compensation. Likewise, the other named executive officers have no role in the determination of their own executive compensation.

In determining the compensation of Parkway’s executive officers, the Compensation Committee evaluates total overall compensation, as well as the mix of salary, cash bonuses and other long-term compensation, using a number of factors including the following:

•	Parkway’s financial and operating performance, measured by attainment of strategic objectives and operating results;

•	the duties, responsibilities and performance of each executive officer of Parkway, including the achievement of identified goals for the year as they pertain to the areas of Parkway’s operations for which the executive is personally responsible and accountable;

•	historical cash and other compensation levels; and

•	comparative industry market data to assess compensation competitiveness.

Summary Compensation Table

Immediately below is a table setting forth the compensation paid to the Chief Executive Officer, the Chief Financial Officer, and the Chief Risk Officer of Parkway.

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($) (1)	Total ($)
J. Allan Funk	2017	240,000	39,000	—	279,000
President and Chief Executive Officer	2016	195,000	33,626	22,060	250,686
Blake M. Edwards, Jr.	2017	190,000	31,500	—	221,500
Senior Executive VP and Chief Financial Officer	2016	175,000	30,263	—	205,263
Rebecca M. Melton	2017	150,000	17,400	—	167,400
Executive VP and Chief Risk Officer	2016	145,000	16,615	—	161,615

(1)	For Mr. Funk, other compensation in 2016 consists of fees paid for service as a director.

Supplemental Discussion of Compensation

Parkway has employment agreements with Mr. Funk and Mr. Edwards as described below. All compensation that Parkway pays to its named executive officers is determined as described above.

Stock Options

No stock options or other stock-based awards were granted to any of Parkway’s employees during the fiscal year ended December 31, 2017. In addition, no such options or awards were exercised during the fiscal year ended December 31, 2017 or held at December 31, 2017 by any such employees.

Pension Benefits

Prior to the Cardinal merger, both Grayson and Cardinal had qualified noncontributory defined benefit pension plans which covered substantially all of their employees. The benefits are primarily based on years of service and earnings. Both Grayson and Cardinal plans were amended to freeze benefit accruals for all eligible employees prior to the effective date of the merger. There are currently no additional defined benefit pension plans or supplemental executive retirement plans in effect for any of the named executive officers; however, the Compensation Committee may implement such plans in the future as deemed appropriate.

Nonqualified Deferred Compensation

Deferred compensation plans have been adopted for certain executive officers and members of the Parkway Board for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $1,992 to $37,200 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. Liability accrued for compensation deferred under the plan amounts to $312 thousand and $362 thousand at December 31, 2017 and 2016 respectively. Expense charged against income and included in salary and benefits expense was $27 thousand and $31 thousand in 2017 and 2016, respectively. Charges to income are based on changes in present value of future cash payments, discounted at 8 percent. Supplemental executive retirement plans for certain executive officers were adopted in October 2017. The plans provide for annual payments ranging from $55,000 to $90,000, payable in monthly installments, and continuing for the life of the executive. Reduced benefits apply in cases of early retirement. Expense charged against income and included in salary and benefits expense in 2017 totaled $36 thousand for these supplemental executive retirement plans.

Prior to the Cardinal merger, Cardinal and the Bank of Floyd had adopted supplemental executive plans to provide benefits for two former members of management. Aggregate annual payments of $69 thousand are payable for 20 years, beginning subsequent to the executive’s last day of employment. The liability is calculated by discounting the anticipated future cash flows at 4.00%. The liability accrued for this obligation was $842 thousand at December 31, 2016. Charges to income amounted to approximately $17 thousand for 2016. These plans are unfunded, however, life insurance has been acquired in amounts sufficient to discharge the obligations of the agreements.

Payments upon Termination of Employment or a Change of Control

Employment Agreement of J. Allan Funk. On November 22, 2017, Parkway entered into an executive employment agreement with J. Allan Funk, Parkway’s President and Chief Executive Officer. The term of Mr. Funk’s employment under his employment agreement began on November 22, 2017 and will continue for a term of three years, unless terminated earlier in accordance with its terms. After the expiration of this initial term, Mr. Funk’s employment agreement will automatically extend for successive one-year periods, unless either Mr. Funk or Parkway elects not to so extend. Mr. Funk’s employment agreement provides for an initial base salary of $240,000 per year. Mr. Funk will be eligible to be considered for incentive compensation, if any, in an amount determined appropriate by Parkway based on the recommendation of the Compensation Committee of the Parkway Board. He is also entitled to participate in Parkway’s employee benefit plans and programs for which he is or will be eligible.

Mr. Funk’s employment agreement provides for the termination of Mr. Funk’s employment by Parkway without “Cause” or by him for “Good Reason” in the absence of a “Change in Control” (as those terms are defined in his employment agreement). In such cases, Mr. Funk will be entitled to receive his then-current base salary for the lesser of the remainder of the term or 18 months. Mr. Funk’s employment agreement also provides for the termination of Mr. Funk’s employment by Parkway following a “Change of Control” or by him for “Good Reason” following a “Change of Control.” In such cases, Mr. Funk will be entitled to receive his then-current base salary and other compensation benefits for a period of 24 months. Mr. Funk’s entitlement to the foregoing severance payments is subject to Mr. Funk’s release and waiver of claims against Parkway and his compliance with certain restrictive covenants as provided in his employment agreement.

In the event that Mr. Funk is terminated by Parkway as a result of a “Permanent Disability” (as defined in his employment agreement), Mr. Funk will be entitled to receive a lump sum payment equal to 90 days of his then-current base salary. Mr. Funk will not be entitled to any compensation or other benefits under his employment agreement if his employment is terminated upon his death, by Parkway for “Cause,” or by him in the absence of “Good Reason.”

Mr. Funk’s employment agreement contains restrictive covenants relating to the protection of confidential information, non-disclosure, non-competition and non-solicitation. The non-compete and non-solicitation covenants generally continue for a period of 24 months following the last day of Mr. Funk’s employment.

Employment Agreement of Blake M. Edwards. On November 22, 2017, Parkway entered into an executive employment agreement with Blake M. Edwards, Parkway’s Senior Executive Vice President and Chief Financial Officer. The term of Mr. Edwards’s employment under his employment agreement began on November 22, 2017 and will continue for a term of three years, unless terminated earlier in accordance with its terms. After the expiration of this initial term, Mr. Edwards’s employment agreement will automatically extend for successive one-year periods, unless either Mr. Edwards or Parkway elects not to so extend. Mr. Edwards’s employment agreement provides for an initial base salary of $190,000 per year. Mr. Edwards will be eligible to be considered for incentive compensation, if any, in an amount determined appropriate by Parkway based on the recommendation of the Compensation Committee of the Parkway Board. He is also entitled to participate in Parkway’s employee benefit plans and programs for which he is or will be eligible.

Mr. Edwards’s employment agreement provides for the termination of Mr. Edwards’s employment by Parkway without “Cause” or by him for “Good Reason” in the absence of a “Change in Control” (as those terms are defined in his employment agreement). In such cases, Mr. Edwards will be entitled to receive his then-current base salary for the lesser of the remainder of the term or 18 months. Mr. Edwards’s employment agreement also provides for the termination of Mr. Edwards’s employment by Parkway following a “Change of Control” or by him for “Good Reason” following a “Change of Control.” In such cases, Mr. Edwards will be entitled to receive his then-current base salary and other compensation benefits for a period of 24 months. Mr. Edwards’s entitlement to the foregoing severance payments is subject to Mr. Edwards’s release and waiver of claims against Parkway and his compliance with certain restrictive covenants as provided in his employment agreement.

In the event that Mr. Edwards is terminated by Parkway as a result of a “Permanent Disability” (as defined in his employment agreement), Mr. Edwards will be entitled to receive a lump sum payment equal to 90 days of his then-current base salary. Mr. Edwards will not be entitled to any compensation or other benefits under his employment agreement if his employment is terminated upon his death, by Parkway for “Cause,” or by him in the absence of “Good Reason.”

Mr. Edwards’s employment agreement contains restrictive covenants relating to the protection of confidential information, non-disclosure, non-competition and non-solicitation. The non-compete and non-solicitationcovenants generally continue for a period of 24 months following the last day of Mr. Edwards’ employment.

Change in Control Agreement with Rebecca M. Melton. On November 22, 2017, Parkway entered into a change in control agreement with Rebecca M. Melton, Parkway’s Chief Risk Officer. Ms. Melton’s change in control agreement provides that if her employment is terminated by Parkway without “Cause” or by her for “Good Reason” within 12 months following a “Change in Control Event” (as those terms are defined in her change in control agreement), Parkway will make a severance payment to Ms. Melton equal to her annual base salary. Ms. Melton’s entitlement to the foregoing severance payment is subject to Ms. Melton’s release and waiver of claims against Parkway and her compliance with certain restrictive covenants as provided in her change in control agreement.

Ms. Melton will not be entitled to any compensation or other benefits under her change in control agreement if (a) Parkway terminates her employment for “Cause,” (b) she voluntarily terminates her employment for other than “Good Reason,” or (c) her employment terminates or is terminated due to her death, “Retirement” or pursuant to a “Determination of Long Term Incapacity” (as those terms are defined in her change in control agreement). Subject to certain limited exceptions provided in the change in control agreement, Parkway’s obligation to make severance payments under the change in control agreement expires on December 31, 2018.

Ms. Melton’s change in control agreement contains restrictive covenants relating to the protection of confidential information, non-disclosure, non-competition and non-solicitation. The non-compete and non-solicitation covenants generally continue for a period of 12 months following the last day of Ms. Melton’s employment.

Following any termination of employment, Parkway’s named executive officers are entitled to pension benefits and deferred compensation, as described above, and benefits under various health and insurance plans, which are available generally to all employees.

PARKWAY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

This Management’s Discussion and Analysis is provided to assist in the understanding and evaluation of Parkway’s financial condition and its results of operations. The following discussion should be read in conjunction with Parkway’s consolidated financial statements and the notes thereto included elsewhere in this joint proxy statement/prospectus.

For purposes of this joint proxy statement/prospectus, all information contained herein as of and for periods prior to July 1, 2016 reflects the operations of Grayson prior to the Cardinal merger. Unless this report otherwise indicates or the context otherwise requires, all references to “Parkway” as of and for periods subsequent to July 1, 2016 refer to the combined company and its subsidiary as a combined entity after the Cardinal merger, and all references to the “Parkway” as of and for periods prior to July 1, 2016 are references to Grayson and its subsidiary as a combined entity prior to the Cardinal merger.

Parkway had net earnings of $2.4 million for 2017 compared to $2.4 million for 2016 and $997 thousand for 2015. Earnings in 2017 and 2016 were impacted significantly by the Cardinal merger activity. Interest income and interest expense increased due to the acquired loans and deposits. Non-recurring merger related expenses totaled approximately $748 thousand in 2017 and $1.5 million in 2016. Earnings in 2017 were also significantly impacted by a nonrecurring charge to income tax expense to reflect the impact of the Tax Cuts and Jobs Act which was signed into law on December 22, 2017. The new legislation reduced tax rates effective January 1, 2018, resulting in a re-measurement of Parkway’s deferred tax assets and liabilities. The change in value of Parkway’s deferred tax assets was recorded as an addition to 2017 income tax expense of $1.44 million.

Forward-Looking Statements

Information in this discussion includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Also, forward-looking statements can generally be identified by words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “seek,” “expect,” “intend,” “plan” and similar expressions. Forward-looking statements provide Parkway’s management’s expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. These statements speak only as of the date they are made. Parkway does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made. There are a number of factors, many of which are beyond Parkway’s control that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements, including without limitation the factors listed in the discussion under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 34.

Critical Accounting Policies

Parkway’s financial statements are prepared in accordance with GAAP. The notes to the audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus contain a summary of its significant accounting policies. Management believes that Parkway’s policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments, such as the recoverability of intangible assets and other-than-temporary impairment of investment securities, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, management considers the policies related to those areas as critical.

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: the first of which requires that losses be accrued when they are probable of occurring and estimable, and the second, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance for loan losses has three basic components: (i) the formula allowance, (ii) the specific allowance, and (iii) the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses a historical loss view as an indicator of future losses and, as a result, could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, expected cash flows and fair market value of collateral are used to estimate these losses. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

Table 1. Net Interest Income and Average Balances (dollars in thousands)

	2017			2016			2015
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest-earning assets:
Interest-bearing deposits	$9,611	$48	0.50%	$9,977	$37	0.37%	$608	$1	0.18%
Federal funds sold	9,703	111	1.14%	9,316	46	0.49%	8,856	18	0.21%
Investment securities	59,210	1,393	2.35%	51,027	1,195	2.34%	62,487	1,495	2.39%
Loans (1), (2)	417,723	20,722	4.96%	325,723	16,284	5.00%	227,650	11,189	4.92%

Total	496,247	22,274		396,043	17,562		299,601	12,703

Yield on average interest-earning assets			4.49%			4.43%			4.24%

Non interest-earning assets:
Cash and due from banks	7,145			10,256			6,780
Premises and equipment	17,852			14,603			11,988
Interest receivable and other	33,449			22,279			17,125
Allowance for loan losses	(3,539)			(3,927)			(3,855)
Unrealized gain/(loss) on securities	(356)			364			55

Total	54,551			43,575			32,093

Total assets	$550,798			$439,618			$331,694

Interest-bearing liabilities:
Demand deposits	$59,485	52	0.09%	$42,848	44	0.10%	$26,653	21	0.08%
Savings deposits	143,895	342	0.24%	107,546	247	0.23%	75,067	169	0.22%
Time deposits	159,733	1,079	0.68%	132,637	995	0.75%	104,745	1,162	1.11%
Borrowings	37	1	1.93%	11,412	442	3.87%	20,000	874	4.37%

Total	363,150	1,474		294,443	1,728		226,465	2,226

Cost on average interest-bearing liabilities			0.41%			0.59%			0.98%

	2017			2016			2015
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Non interest-bearing liabilities:
Demand deposits	128,356			100,425			73,167
Interest payable and other	2,351			1,729			1,125

Total	130,707			102,154			74,292

Total liabilities	493,857			396,597			300,757
Stockholder’s equity:	56,941			43,021			30,937

Total liabilities and stockholder’s equity	$550,798			$439,618			$331,694

Net interest income		$20,800			$15,834			$10,477

Net yield on interest-earning assets			4.19%			3.99%			3.50%

(1)	Includes nonaccural loans
(2)	Interest income includes loan fees

Table 2. Rate/Volume Variance Analysis (dollars in thousands)

	2017 Compared to 2016			2016 Compared to 2015
	Interest Income/ Expense	Variance Attributable To (1)		Interest Income/ Expense	Variance Attributable To (1)
	Variance	Rate	Volume	Variance	Rate	Volume
Interest-earning assets:
Interest bearing deposits	$11	$12	$(1)	$36	$2	$34
Federal funds sold	65	63	2	28	27	1
Investment securities	198	5	193	(300)	(30)	(270)
Loans	4,438	(131)	4,569	5,095	185	4,910

Total	4,712	(51)	4,763	4,859	184	4,675

Interest-bearing liabilities:
Demand deposits	8	(4)	12	23	6	17
Savings deposits	95	11	84	78	7	71
Time deposits	84	(100)	184	(167)	(432)	265
Borrowings	(441)	(1)	(440)	(432)	(91)	(341)

Total	(254)	(94)	(160)	(498)	(510)	12

Net interest income	$4,966	$43	$4,923	$5,357	$694	$4,663

(1)	The variance in interest attributed to both volume and rate has been allocated to variance attributed to volume and variance attributed to rate in proportion to the absolute value of the change in each.

Net Interest Income

Net interest income, the principal source of Parkway’s earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 summarizes the major components of net interest income for the past three years and also provides yields and average balances.

For the year ended December 31, 2017, total interest income increased by $4.7 million compared to the year ended December 31, 2016. As noted above, the Cardinal merger was completed on July 1, 2016; therefore, the operating results for 2016 include only six months of combined earnings along with six months of Grayson earnings prior to the merger. Accordingly, the increases in interest income on loans and investment securities for the year ended December 31, 2017 were due primarily to the increased volume resulting from the merger. The increases in interest income on federal funds sold and interest-bearing deposits in banks were due more to increases in overnight borrowing rates established by the Federal Reserve. Interest expense on deposits increased by $187 thousand in 2017 compared to 2016 as interest expense on acquired deposit balances was partially offset by decreases in deposit rates due to higher-yielding time deposits repricing to lower rates or migrating to lower-yielding non-maturity deposits. Interest on borrowings decreased by $441 thousand due to the repayment of $20.0 million in borrowings in 2016. The effects of changes in volumes and rates on net interest income in 2017 compared to 2016, and 2016 compared to 2015 are shown in Table 2.

The aforementioned factors led to an increase in net interest income of $5.0 million or 31.36% for 2017 as compared to 2016. The net yield on interest-earning assets increased by 20 basis points to 4.19% in 2017 compared to 3.99% in 2016.

Provision for Credit Losses

The allowance for credit losses is established to provide for expected losses in Parkway’s loan portfolio. Management determines the provision for credit losses required to maintain an allowance adequate to provide for probable losses. Some of the factors considered in making this decision are the levels and collectability of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook.

The provision for loan losses was $217 thousand for the year ended December 31, 2017, compared to a negative $5 thousand for the year ended December 31, 2016. Asset quality has remained relatively consistent over the past year; therefore, the increase in loan loss provisions from 2016 to 2017 was due primarily to overall growth in the loan portfolio. The reserve for loan losses at December 31, 2017 was approximately 0.81% of total loans, compared to 0.83% at December 31, 2016. Management’s estimate of probable credit losses inherent in the acquired Cardinal loan portfolio was reflected as a purchase discount which will be accreted into income over the remaining life of the acquired loans. As of December 31, 2017, the remaining unaccreted discount on the acquired loan portfolio totaled $3.97 million. Management believes the provision and the resulting allowance for loan losses are adequate.

Additional information is contained in Tables 12 and 13, and is discussed in Nonperforming and Problem Assets.

Other Income

Noninterest income consists of revenues generated from a broad range of financial services and activities. The majority of noninterest income is traditionally a result of service charges on deposit accounts including charges for overdrafts and fees charged for non-deposit services. Noninterest income decreased by $342 thousand in 2017 compared to 2016. The decrease was due to the nonrecurring bargain purchase gain of $891 thousand which was recognized in 2016. Without this gain, noninterest income increased by $549 thousand in 2017, due primarily to increases in service charges and fees resulting from additional accounts acquired through the merger with Cardinal. The increase in noninterest income from 2015 to 2016 was also due primarily to the Cardinal merger, as service charges and other account-based fees increased along with the increase in the number of accounts and greater overall deposit balances.

Table 3. Sources of Noninterest Income (dollars in thousands)

	2017	2016	2015
Service charges on deposit accounts	$1,326	$1,256	$1,008
Increase in cash value of life insurance	444	382	290
Mortgage originations fees	293	167	45
Safe deposit box rental	94	78	62
Gain on securities	242	364	97
ATM income	967	750	653
Investment services income	83	133	95
Merchant services income	147	144	127
Bargain purchase gain	—	891	—
Interchange income	304	206	88
Other income	328	199	46

Total noninterest income	$4,228	$4,570	$2,511

Other Expense

The major components of noninterest expense for the past three years are illustrated at Table 4.

Total noninterest expenses increased by $2.5 million, or 14.65% for the year ended December 31, 2017, compared to the year ended December 31, 2016. As noted above, the overall increase in expenses for the comparative periods was due primarily to the effective date of the Cardinal merger as the 2016 expenses reflect only six months of combined operations and six months of Grayson’s operating expenses prior to the merger date. Accordingly, salaries and employee benefits increased by $1.7 million due to the increase in the number of employees, and occupancy expenses increased by $268 thousand due to the addition of seven banking facilities. Data processing expense increased by $289 thousand due to the increased accounts and transaction volume. Nonrecurring merger related expenses totaled $748 thousand in 2017, compared to $1.5 million in 2016. The increase in noninterest expense in 2016, compared to 2015, was also due primarily to the Cardinal merger.

Table 4. Sources of Noninterest Expense (dollars in thousands)

	2017	2016	2015
Salaries & wages	$8,230	$6,772	$4,858
Employee benefits	2,053	1,858	1,700

Total personnel expense	10,283	8,630	6,558
Director fees	327	257	173
Occupancy expense	1,083	815	613
Data processing expense	1,177	888	561
Other equipment expense	1,117	1,170	536
FDIC/OCC assessments	426	350	431
Insurance	129	127	111
Professional fees	533	327	179
Advertising	612	208	223
Postage & freight	311	235	148
Supplies	277	159	137
Franchise tax	397	270	172
Telephone	370	279	203
Travel, dues & meetings	414	299	178
ATM expense	388	355	226
Foreclosure expenses	44	79	14
Merger related expenses	748	1,483	498
Other expense	644	885	619

Total noninterest expense	$19,280	$16,816	$11,580

The overhead efficiency ratio of noninterest expense to adjusted total revenue (net interest income plus noninterest income) was 77.03% in 2017, 82.42% in 2016, and 89.16% in 2015. The ratios for 2017 and 2016, without the effect of nonrecurring merger related costs, would have been 74.05% and 75.14%, respectively.

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (substantially all Federal) was $3.1 million in 2017, $1.2 million in 2016, and $598 thousand in 2015, resulting in effective tax rates of 56.1%, 32.7%, and 37.5% respectively. The increase in 2017 was due to a one-time charge of $1.4 million to reflect impact of the Tax Cuts and Jobs Act which was signed into law on December 22, 2017. The new legislation reduced tax rates effective January 1, 2018, resulting in a re-measurement of Parkway’s deferred tax assets and liabilities.

Net deferred tax assets of $3.0 million, after the re-measurement, and $5.9 million are included in other assets at December 31, 2017 and 2016 respectively. At December 31, 2017, net deferred tax assets included $139 thousand of deferred tax assets applicable to unrealized losses on investment securities available for sale, and $262 thousand of deferred tax assets applicable to unfunded projected pension benefit obligations. Accordingly, these amounts were not charged to income but recorded directly to the related stockholders’ equity account.

Analysis of Financial Condition

Average earning assets increased 25.30% from 2016 to 2017 due primarily to the Cardinal merger. Total earning assets represented 90.09% of total average assets in 2017 and 90.09% in 2016. The mix of average earning assets changed from 2016 to 2017 as average loans increased by $92.0 million, or 28.24% and average investment securities increased by $8.2 million, or 16.04%.

Table 5. Average Asset Mix (dollars in thousands)

	2017		2016
	Average Balance	%	Average Balance	%
Earning assets:
Loans	$417,723	75.84%	$325,723	74.09%
Investment securities	59,210	10.75%	51,027	11.61%
Federal funds sold	9,703	1.76%	9,316	2.12%
Deposits in other banks	9,611	1.74%	9,977	2.27%

Total earning assets	496,247	90.09%	396,043	90.09%

Non earning assets:
Cash and due from banks	7,145	1.30%	10,256	2.33%
Premises and equipment	17,852	3.24%	14,603	3.32%
Other assets	33,449	6.07%	22,279	5.07%
Allowance for loan losses	(3,539)	-0.64%	(3,927)	-0.89%
Unrealized gain (loss) on securities	(356)	-0.06%	364	0.08%

Total nonearning assets	54,551	9.91%	43,575	9.91%

Total assets	$550,798	100.00%	$439,618	100.00%

Average loans for 2017 represented 75.84% of total average assets compared to 74.09% in 2016. Average federal funds sold decreased from 2.12% to 1.76% of total average assets while average investment securities decreased from 11.61% to 10.75% of total average assets over the same time period. The balances of nonearning assets to total average assets was unchanged from 2016 to 2017.

Loans

Average loans totaled $417.7 million over the year ended December 31, 2017. This represents an increase of 28.2% from the average of $325.7 million for 2016. The increase was due primarily to loans acquired from Cardinal. Average loans increased by 43.1% from 2015 to 2016.

The loan portfolio consists primarily of real estate and commercial loans. These loans accounted for 95.67% of the total loan portfolio at December 31, 2017. This is down slightly from the 96.86% that the two categories maintained at December 31, 2016. The amount of loans outstanding by type at December 31 of each of the past five years and the maturity distribution for variable and fixed rate loans as of December 31, 2017 are presented in Tables 6 and 7, respectively.

Table 6. Loan Portfolio Summary (dollars in thousands)

	December 31, 2017		December 31, 2016		December 31, 2015
	Amount	%	Amount	%	Amount	%
Construction and development	$25,475	6.00%	$26,464	6.42%	$14,493	6.01%
Residential, 1-4 families	170,080	40.03%	160,502	38.96%	112,781	46.76%
Residential, 5 or more families	29,040	6.84%	26,686	6.48%	12,203	5.06%
Farm land	33,353	7.85%	33,531	8.14%	31,512	13.06%
Nonfarm, nonresidential	125,661	29.57%	128,515	31.20%	52,463	21.75%

Total real estate	383,609	90.29%	375,698	91.20%	223,452	92.64%
Agricultural	2,792	0.66%	2,779	0.67%	1,383	0.57%
Commercial	22,880	5.38%	23,307	5.66%	11,399	4.73%
Consumer	5,868	1.38%	5,491	1.33%	3,962	1.64%
Other	9,722	2.29%	4,693	1.14%	1,020	0.42%

Total	$424,871	100.00%	$411,968	100.00%	$241,216	100.00%

			December 31, 2014		December 31, 2013
			Amount	%	Amount	%
Construction and development			$17,158	7.70%	$15,269	7.21%
Residential, 1-4 families			110,519	49.56%	99,666	47.08%
Residential, 5 or more families			8,606	3.86%	7,181	3.39%
Farm land			28,570	12.81%	30,074	14.21%
Nonfarm, nonresidential			43,046	19.30%	43,725	20.65%

Total real estate			207,899	93.23%	195,915	92.54%
Agricultural			1,338	0.60%	1,420	0.67%
Commercial			8,954	4.02%	9,346	4.42%
Consumer			3,816	1.71%	4,104	1.94%
Other			984	0.44%	913	0.43%

Total			$222,991	100.00%	$211,698	100.00%

Table 7. Maturity Schedule of Loans, as of December 31, 2017 (dollars in thousands)

	Real Estate	Agricultural & Commercial	Consumer & Other	Total
				Amount	%
Fixed rate loans:
Three months or less	$7,085	$425	$2,636	$10,146	2.39%
Over three to twelve months	9,875	1,452	429	11,756	2.77%
Over one to five years	51,230	8,827	5,146	65,203	15.35%
Over five years	36,643	1,211	5,379	43,233	10.17%

Total fixed rate loans	$104,833	$11,915	$13,590	$130,338	30.68%

Variable rate loans:
Three months or less	$4,261	$1,418	$64	$5,743	1.35%
Over three to twelve months	7,576	4,521	28	12,125	2.85%
Over one to five years	6,091	1,721	58	7,870	1.85%
Over five years	260,848	6,097	1,850	268,795	63.27%

Total variable rate loans	$278,776	$13,757	$2,000	$294,533	69.32%

Total loans:
Three months or less	$11,346	$1,843	$2,700	$15,889	3.74%
Over three to twelve months	17,451	5,973	457	23,881	5.62%
Over one to five years	57,321	10,548	5,204	73,073	17.20%
Over five years	297,491	7,308	7,229	312,028	73.44%

Total loans	$383,609	$25,672	$15,590	$424,871	100.00%

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates. On average, loans yielded 4.96% in 2017 compared to an average yield of 5.00% in 2016. The decrease in loan yields was due primarily to heightened competition for loans in our markets.

Investment Securities

Parkway uses its investment portfolio to provide liquidity for unexpected deposit decreases or loan generation, to meet the Skyline’s interest rate sensitivity goals, and to generate income.

Management of the investment portfolio has always been conservative with the majority of investments taking the form of purchases of U.S. Treasury, U.S. Government Agencies, U.S. Government Sponsored Enterprises and State and Municipal bonds, as well as investment grade corporate bond issues. Management views the investment portfolio as a source of income, and purchases securities with the intent of retaining them until maturity. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity. Table 8 presents the investment portfolio at the end of 2017 by major types of investments and contractual maturity ranges. Investment securities in Table 8 may have repricing or call options that are earlier than the contractual maturity date. Yields on tax exempt obligations are not computed on a tax-equivalent basis in Table 8.

The total amortized cost of investment securities decreased by approximately $12.1 million from December 31, 2016 to December 31, 2017, while the average balance of investment securities carried throughout the year increased by approximately $8.2 million from 2016 to 2017. The decrease in total amortized cost came as cash generated from liquidating investment securities was used to fund loan growth. The average yield of the investment portfolio increased to 2.35% for the year ended December 31, 2017 compared to 2.34% for 2016.

Table 8. Investment Securities – Maturity/Yield Schedule (dollars in thousands)

	December 31, 2017
	In One Year or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Book Value 12/31/17	Market Value 12/31/17	Book Value 12/31/16	Book Value 12/31/15
Investment securities:
U.S. Treasury securities	$—	$—	$—	$—	$—	$—	$—	$1,534
U.S. Government agencies	—	—	—	—	—	—	—	3
Govt. sponsored enterprises	—	—	—	—	—	—	2,046	15,327
Mortgage-backed securities	—	2,075	13,309	13,397	28,781	28,155	36,021	13,595
Asset-backed securities	—	—	—	—	—	—	—	1,989
Corporate securities	—	—	3,016	—	3,016	2,935	3,061	3,104
State and municipal securities	729	6,361	5,046	7,404	19,540	19,585	22,282	20,673

Total	$729	$8,436	$21,371	$20,801	$51,337	$50,675	$63,410	$56,225

Weighted average yields:
Mortgage-backed securities	0.00%	2.05%	2.17%	2.19%	2.17%
Corporate securities	0.00%	0.00%	3.25%	0.00%	3.25%
State and municipal securities	2.18%	2.88%	2.92%	2.94%	2.89%

Total	2.18%	2.68%	2.50%	2.46%	2.51%

Deposits

Parkway relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposit in denominations of $100,000 or more) are the primary funding source. Parkway’s balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. We believe that market conditions have resulted in depositors shopping for deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. Parkway’s management must continuously monitor market pricing, competitor’s rates, and the internal interest rate spreads to maintain Parkway’s growth and profitability. Parkway attempts to structure rates so as to promote deposit and asset growth while at the same time increasing its overall profitability. Management has reduced deposit rates in recent years due to relatively weak loan demand and the historically low returns available on alternative investments.

Average total deposits for the year ended December 31, 2017 amounted to $491.5 million, which was an increase of $108.0 million, or 28.17% from 2016. The increase was due primarily to the Cardinal merger, as 2016 averages only included six months of acquired Cardinal deposits. Average core deposits totaled $438.6 million in 2017 representing a 28.05% increase over the $342.5 million in 2016. The percentage of Parkway’s average deposits that are interest-bearing has remained consistent in recent years at 73.8% in 2015 and 2016, and 73.9% in 2017. Average demand deposits, which earn no interest, increased 27.81% from $100.4 million in 2016 to $128.4 million in 2017. Average deposits for the periods ended December 31, 2017, 2016, and 2015 are summarized in Table 9.

Table 9. Deposit Mix (dollars in thousands)

	December 31, 2017			December 31, 2016
	Average Balance	% of Total Deposits	Average Rate Paid	Average Balance	% of Total Deposits	Average Rate Paid
Interest-bearing deposits:
Interest-bearing DDA accounts	$59,485	12.1%	0.09%	$42,848	11.2%	0.10%
Money market	42,711	8.7%	0.21%	30,482	7.9%	0.21%
Savings	101,184	20.6%	0.25%	77,064	20.1%	0.24%
Individual retirement accounts	47,045	9.6%	0.91%	41,770	10.9%	1.06%
Small denomination certificates	59,820	12.2%	0.41%	49,942	13.0%	0.52%
Large denomination certificates	52,868	10.7%	0.76%	40,925	10.7%	0.71%

Total interest-bearing deposits	363,113	73.9%	0.41%	283,031	73.8%	0.45%
Noninterest-bearing deposits	128,356	26.1%	0.00%	100,425	26.2%	0.00%

Total deposits	$491,469	100.0%	0.30%	$383,456	100.0%	0.33%

				December 31, 2015
				Average Balance	% of Total Deposits	Average Rate Paid
Interest-bearing deposits:
Interest-bearing DDA accounts				$26,653	9.5%	0.08%
Money market				19,191	6.9%	0.15%
Savings				55,876	20.0%	0.25%
Individual retirement accounts				36,756	13.1%	1.58%
Small denomination certificates				37,592	13.4%	0.63%
Large denomination certificates				30,397	10.9%	1.12%

Total interest-bearing deposits				206,465	73.8%	0.65%
Noninterest-bearing deposits				73,167	26.2%	0.00%

Total deposits				$279,632	100.0%	0.48%

The average balance of certificates of deposit issued in denominations of $100,000 or more increased by $11.9 million, or 29.18%, for the year ended December 31, 2017 due to the Cardinal merger. The strategy of management has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Loan growth in 2017 was primarily funded through reductions in interest bearing deposits in banks and investment securities, thus reducing management’s reliance on large denomination certificates of deposit for funding purposes. Table 10 provides maturity information relating to certificates of deposit of $100,000 or more at December 31, 2017.

Table 10. Large Denomination Certificate of Deposit Maturities (dollars in thousands)

Analysis of certificates of deposit of $100,000 or more at December 31, 2017:
Remaining maturity of three months or less	$8,721
Remaining maturity over three months through six months	5,327
Remaining maturity over six months through twelve months	10,396
Remaining maturity over twelve months	23,652

Total certificates of deposit of $100,000 or more	$48,096

Equity

Stockholders’ equity totaled $57.18 million at December 31, 2017 compared to $55.5 million at December 31, 2016. The increase in equity resulted from earnings of $2.43 million, less a net change in accumulated other comprehensive losses totaling $156 thousand, and the payment of dividends of $803 thousand. Tangible book value increased from $10.58 per share at December 31, 2016 to $10.98 per share at December 31, 2017.

Effective January 1, 2015, the federal banking regulators adopted rules to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rules required Skyline to comply with the following new minimum capital ratios: (i) a new common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6% of risk-weighted assets (increased from the prior requirement of 4%); (iii) a total capital ratio of 8% of risk-weighted assets (unchanged from the prior requirement); and (iv) a leverage ratio of 4% of total assets (unchanged from the prior requirement). When fully phased in on January 1, 2019, the rules will require Skyline to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% common equity Tier 1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation), and (iv) a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets.

Table 11. Skyline’s Year-end Risk-Based Capital (dollars in thousands)

	2017	2016
Tier 1 Capital	$53,483	$50,111
Unrealized gains on AFS preferred stock	—	107
Qualifying allowance for loan losses (limited to 1.25% of risk-weighted assets)	3,479	3,439

Total regulatory capital	$56,962	$53,657

Total risk-weighted assets	$433,604	$421,801

Tier 1 capital as a percentage of risk-weighted assets	12.3%	11.9%
Common Equity Tier 1 capital as a percentage of risk-weighted assets	12.3%	11.9%
Total regulatory capital as a percentage of risk-weighted assets	13.1%	12.7%
Leverage ratio*	9.8%	9.0%

*	Tier 1 capital divided by average total assets for the quarter ended December 31 of each year.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. Skyline attempts to use shorter-term loans and, although a portion of the loans have been made based upon the value of collateral, the underwriting decision is generally based on the cash flow of the borrower as the source of repayment rather than the value of the collateral. Skyline also attempts to reduce repayment risk by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

Nonperforming assets at December 31, 2017, 2016, 2015, 2014, and 2013 are analyzed in Table 12.

Table 12. Nonperforming Assets (dollars in thousands)

	2017	2016	2015	2014	2013
Nonperforming loans:
Nonaccrual loans	$5,335	$4,664	$1,589	$4,608	$11,858
Restructured loans	7,743	9,239	10,008	10,525	9,216
Loans past due 90 days or more and still accruing	—	—	—	—	83

Total nonperforming loans	13,078	13,903	11,597	15,133	21,157
Foreclosed assets	—	70	408	657	2,197

Total nonperforming assets	$13,078	$13,973	$12,005	$15,790	$23,354

Total nonperforming loans as a percentage to total loans	3.1%	3.4%	4.8%	6.8%	10.0%

Total nonperforming assets as a percentage to total assets	2.4%	2.5%	3.6%	4.7%	7.0%

Total nonperforming loans were 3.1% and 3.4% of total outstanding loans as of December 31, 2017 and 2016, respectively. The majority of the increase in nonaccrual loans from 2016 to 2017 came in the “residential” category. Nonaccrual loans in this category increased by $1.2 million. Loans are placed in nonaccrual status when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Loans are removed from nonaccrual status when they are deemed a loss and charged to the allowance, transferred to foreclosed assets, or returned to accrual status based upon performance consistent with the original terms of the loan or a subsequent restructuring thereof. Management’s ability to ultimately resolve these loans either with or without significant loss will be determined, to a great extent, by general economic and real estate market conditions.

For the years ended December 31, 2017 and 2016, interest income recognized on loans in nonaccrual status was approximately $181 thousand and $44 thousand, respectively. Had these credits been current in accordance with their original terms, the gross interest income for these credits would have been approximately $337 thousand and $167 thousand, respectively for the years ended December 31, 2017 and 2016.

Restructured loans represent troubled debt restructurings (“TDRs”) that have returned to accrual status after a period of performance in accordance with their modified terms. The decrease in restructured loans from 2016 to 2017 came primarily in the form of principal reductions. A TDR is considered to be successful if the borrower maintains adequate payment performance under the modified terms and is financially stable. Skyline experienced a TDR success rate of approximately 86.1% and 87.1% as of December 31, 2017 and 2016, respectively.

The decrease in foreclosed assets from 2016 to 2017 resulted from the sale of a 1-4 family residential property during the year. Sales and market adjustments of foreclosed assets in 2017 resulted in a net loss of $23 thousand. More information on nonperforming assets can be found in Note 5 of the notes to the consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

As of December 31, 2017 and 2016, Parkway had loans with a current principal balance of $38.2 million and $40.0 million rated “Watch” or “Special Mention.” The decrease was due primarily to loan risk rating reclassifications. The “Watch” classification is utilized by Parkway when it has an initial concern about the financial health of a borrower that indicate above average risk. Parkway then gathers current financial information about the borrower and evaluates its current risk in the credit. After this review Parkway will either move the loan to a higher risk rating category or move it back to its original risk rating. Loans may be left rated “Watch” for a longer period of time if, in management’s opinion, there are risks that cannot be fully evaluated without the passage of time, and Parkway wants to review it on a more regular basis. Assets that do not currently expose Parkway to sufficient risk to warrant a classification such as “Substandard” or “Doubtful” but otherwise possess weaknesses are designated “Special Mention.” Loans rated as “Watch” or “Special Mention” are not considered “potential problem loans” until they are determined by management to be classified as “Substandard.” Past due loans are often regarded as a precursor to further credit problems which would lead to future increases in nonaccrual loans or other real estate owned. As of December 31, 2017 loans past due 30-89 days and still accruing totaled $421 thousand compared to $909 thousand at December 31, 2016.

Certain types of loans, such as option ARM products, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans. Parkway has not offered these types of loans in the past and does not offer them currently. Junior-lien mortgages can also be considered higher risk loans. Parkway’s junior-lien portfolio at December 31, 2017 totaled $5.2 million, or 1.2% of total loans. The charge-off rates in this category do not vary significantly from other real estate secured loans in the current year.

The allowance for loan losses is maintained at a level adequate to absorb potential losses. Some of the factors which management considers in determining the appropriate level of the allowance for loan losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market area that Parkway serves. Bank regulators also periodically review Skyline’s loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The reserve for loan losses at December 31, 2017 was approximately 0.81% of total loans, compared to 0.83% at December 31, 2016. Management’s estimate of probable credit losses inherent in the acquired Cardinal loan portfolio was reflected as a purchase discount which will be accreted into income over the remaining life of the acquired loans. As of December 31, 2017, the remaining unaccreted discount on the acquired loan portfolio totaled $3.97 million. Management believes the provision and the resulting allowance for loan losses are adequate.

To quantify the specific elements of the allowance for loan losses, Skyline begins by establishing a specific reserve for larger-balance, non-homogeneous loans, which have been identified as being impaired. This reserve is determined by comparing the principal balance of the loan with the net present value of the future anticipated cash flows or the fair market value of the related collateral. If the impaired loan is collateral dependent, then any excess in the recorded investment in the loan over the fair value of the collateral that is identified as uncollectible in the near term is charged off against the allowance for loan losses at that time. The bank also collectively evaluates for impairment smaller-balance troubled debt restructurings (TDRs). The specific component of the allowance for smaller-balance TDR loans is calculated on a pooled basis considering historical experience adjusted for qualitative factors. The bank then reviews certain loans in the portfolio and assigns grades to loans which have been reviewed. Loans which are adversely classified are given a specific allowance based on the historical loss experience of similar type loans in each adverse grade with further adjustments for external factors. The remaining portfolio is segregated into loan pools consistent with regulatory guidelines. An allocation is then made to the reserve for these loan pools based on the bank’s historical loss experience with further adjustments for external factors. The allowance is allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the respective categories of loans, although the entire allowance is available to absorb any actual charge-offs that may occur.

The provision for loan losses, net charge-offs, and the resulting allowance for loan losses, are detailed in Table 13. The allocation of the reserve for loan losses is detailed in Table 14.

Table 13. Analysis of the Allowance for Loan Losses (dollars in thousands)

	2017	2016	2015	2014	2013
Allowance for loan losses, beginning	$3,420	$3,418	$4,185	$4,591	$4,957
Provision for (reduction of) loan losses, added	217	(5)	(187)	294	1,233
Charge-offs:
Commercial and agricultural	(27)	(19)	(1)	(78)	(129)
Real estate – construction	(33)	(20)	(186)	(268)	(337)
Real estate – mortgage	(182)	(105)	(469)	(599)	(1,110)
Consumer and other	(76)	(70)	(30)	(4)	(90)
Recoveries:
Commercial and agricultural	33	8	10	15	20
Real estate – construction	56	98	16	17	—
Real estate – mortgage	23	81	23	185	37
Consumer and other	22	34	57	32	10

Net (charge-offs) recoveries	(184)	7	(580)	(700)	(1,599)

Allowance for loan losses, ending	$3,453	$3,420	$3,418	$4,185	$4,591

Ratio of net charge-offs during the period to average loans outstanding during the period	0.04%	0.00%	0.26%	0.32%	0.77%

Table 14. Allocation of the Allowance for Loan Losses (dollars in thousands)

	December 31, 2017		December 31, 2016		December 31, 2015
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Balance at the end of the period applicable to:
Commercial and agricultural	$282	6.04%	$210	6.33%	$136	5.30%
Real estate – construction	239	6.00%	319	6.42%	344	6.01%
Real estate – mortgage	2,852	84.29%	2,783	84.78%	2,900	86.63%
Consumer and other	80	3.67%	108	2.47%	38	2.06%

Total	$3,453	100.00%	$3,420	100.00%	$3,418	100.00%

			December 31, 2014		December 31, 2013
			Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Balance at the end of the period applicable to:
Commercial and agricultural			$154	4.62%	$201	5.09%
Real estate – construction			591	7.69%	468	7.21%
Real estate – mortgage			3,388	85.54%	3,826	85.33%
Consumer and other			52	2.15%	96	2.37%

Total			$4,185	100.00%	$4,591	100.00%

Financial Instruments with Off-Balance Sheet Risk

Skyline is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

Skyline’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. Skyline uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. A summary of Skyline’s commitments at December 31, 2017 and 2016 is as follows:

	2017	2016
Commitments to extend credit	$56,912	$54,667
Standby letters of credit	1,106	—

	$58,018	$54,667

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Skyline evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Skyline upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by Skyline to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which Skyline deems necessary.

Quantitative and Qualitative Disclosure about Market Risk

The principal goals of Skyline’s asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors’ withdrawals or borrowers’ loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect Skyline from wide fluctuations in its net interest income which could result from interest rate changes.

Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal fund lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) was 12.4% at December 31, 2017 compared to 17.6% at December 31, 2016. These ratios are considered to be adequate by management.

Skyline uses cash and federal funds sold to meet its daily funding needs. If funding needs are met through holdings of excess cash and federal funds, then profits might be sacrificed as higher-yielding investments are foregone in the interest of liquidity. Therefore management determines, based on such items as loan demand and deposit activity, an appropriate level of cash and federal funds and seeks to maintain that level.

The primary goals of the investment portfolio are liquidity management and maturity gap management. As investment securities mature the proceeds are reinvested in federal funds sold if the federal funds level needs to be increased, otherwise the proceeds are reinvested in similar investment securities. The majority of investment security transactions consist of replacing securities that have been called or matured. Skyline keeps a portion of its investment portfolio in unpledged assets that are less than 60 months to maturity or next repricing date. These investments are a preferred source of funds in that they can be disposed of in most interest rate environments without causing significant damage to that quarter’s profits.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of Skyline’s balance sheet on December 31, 2017. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2017, Skyline appeared to be cumulatively asset-sensitive (interest-earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates). However, in the one year window liabilities subject to changes in interest rates exceed assets subject to interest rate changes (non asset-sensitive).

Matching sensitive positions alone does not ensure Skyline has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Table 15. Interest Rate Sensitivity (dollars in thousands)

	December 31, 2017 Maturities/Repricing
	1 to 3 Months	4 to 12 Months	13 to 60 Months	Over 60 Months	Total
Interest-Earning Assets:
Interest bearing deposits	$8,739	$—	$—	$—	$8,739
Federal funds sold	7,769	—	—	—	7,769
Investments	501	730	26,095	23,349	50,675
Loans	83,056	36,025	226,527	79,263	424,871

Total	$100,065	$36,755	$252,622	$102,612	$492,054

Interest-Bearing Liabilities:
Interest-bearing DDA accounts	$63,044	$—	$—	$—	$63,044
Money market	42,268	—	—	—	42,268
Savings	104,289	—	—	—	104,289
Time deposits	20,061	43,978	83,954	—	147,993
Borrowings	—	—	—	—	—

Total	$229,662	$43,978	$83,954	$—	$357,594

Interest sensitivity gap	$(129,597)	$(7,223)	$168,668	$102,612	$134,460
Cumulative interest sensitivity gap	$(129,597)	$(136,820)	$31,848	$134,460	$134,460
Ratio of sensitivity gap to total earning assets	-26.3%	-1.5%	34.3%	20.8%	27.3%
Cumulative ratio of sensitivity gap to total earning assets	-26.3%	-27.8%	6.5%	27.3%	27.3%

Parkway uses a number of tools to monitor its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods (as displayed in Table 15).

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity from gradual changes in rates of up to 400 basis points up or down over a 12-month period. Table 16 presents Skyline’s twelve-month forecasts for changes in net interest income and market value of equity resulting from changes in rates of up to 300 basis points up or down, as of December 31, 2017.

Table 16. Interest Rate Risk (dollars in thousands)

Rate Shocked Net Interest Income and Market Value of Equity

Rate Change	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp
Net Interest Income:
Net interest income	$19,374	$19,448	$20,074	$20,991	$20,923	$20,850	$20,836
Change	$(1,617)	$(1,543)	$(917)	$—	$(68)	$(141)	$(155)
Change percentage	-7.70%	-7.35%	-4.37%		-0.32%	-0.67%	-0.74%
Market Value of Equity	$85,725	$82,261	$89,443	$95,921	$95,870	$93,387	$90,068

Impact of Inflation and Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of Parkway’s assets and liabilities are monetary in nature, therefore the impact of inflation is reflected primarily in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Table 17. Key Financial Ratios

	2017	2016	2015
Return on average assets	0.44%	0.55%	0.30%
Return on average equity	4.28%	5.62%	3.22%
Dividend payout ratio	33.09%	19.56%	17.24%
Average equity to average assets	10.32%	9.78%	9.33%

INFORMATION ABOUT GSB

General Description of GSB’s Business

GSB operates as a full-service community bank and provides banking services to, and serves the banking needs of, small-to-medium sized businesses, professional customers and consumers primarily in Wilkes, Watauga and Yadkin Counties of North Carolina. It focuses on relationship banking, personalized service and direct customer contact, and seeks to maintain a reputation as a community-oriented bank that is involved in the communities it serves.

GSB opened for business in July 2008 with one banking office in a 3,800 square foot facility it purchased at 1422 Highway 421A in Wilkesboro, North Carolina. That facility, which serves as GSB’s headquarters, was built in 1983 and was used as a branch office facility by another bank until the early 1990s.

During December 2008, GSB converted its loan production office in Boone, North Carolina, into a full-service branch office, and, in March 2010, it assumed the deposits of the Boone branch office of another bank. In connection with that transaction, GSB assumed the remaining term of the other bank’s lease on its 2,800-square foot facility located at 189 Boone Heights Drive, and it moved its existing branch office to that facility.

During January 2017, GSB relocated its loan production office in Yadkinville, North Carolina, and converted it into a full-service branch office housed in a modular unit located at 516 Hawthorne Drive.

GSB currently has two loan production offices located in Shelby and Lenoir, North Carolina, which are limited service facilities that do not accept deposits and are located in office space held under short-term lease arrangements.

GSB provides most traditional banking services to small- and medium-sized businesses, professional customers and consumers in its banking market. GSB’s banking market consists of Wilkes, Watauga and Yadkin Counties which are served by its three full-service branch offices located in Wilkesboro, Boone and Yadkinville. The Shelby and Lenoir loan production offices serve the public in Cleveland and Caldwell Counties but are not considered a part of GSB’s primary banking market since they are not full-service offices and do not accept deposits or provide general banking services.

Commercial banking in GSB’s banking market and in North Carolina as a whole is highly competitive. GSB competes for deposits with other commercial banks, credit unions, agencies issuing U.S. government securities and all other organizations and institutions engaged in money market transactions. In its lending activities, it competes with all other financial institutions and with consumer finance companies, mortgage companies and other lenders. Two of the largest commercial banks in the United States have branches located in GSB’s banking market, and, in the three counties in which it has full-service banking offices, a total of 15 commercial banks, savings banks and credit unions also have offices. All of those competing commercial banks have greater resources, broader geographic markets, more extensive branch networks, and higher lending limits than GSB, and GSB is not able to offer many of the services offered by larger banks. In marketing its products and services, GSB relies on relationship banking, personalized service, direct customer contact and its ability to make credit and other business decisions locally. It also depends on its reputation as a community-oriented bank, its involvement in the communities it serves, the experience of its senior management team and the quality of its associates.

GSB currently employs 26 full-time and three part-time employees. It contracts with third-party vendors for data processing services related to its banking operations.

Certain Relationships and Related Transactions

GSB has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of its current directors, executive officers, principal shareholders and other related persons. All loans included in those transactions during 2017 were made in the ordinary course of GSB’s business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time those loans were made for comparable transactions with persons not related to GSB, and those loans did not involve more than the normal risk of collectability or present other unfavorable features.

Loans to GSB’s executive officers, directors, any owner of 10% or more of GSB common stock (each, an “insider”) and any of certain entities affiliated with any such person (an insider’s “related interests”) are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the Federal Reserve’s Regulation O. Regulation O requires that any proposed loan to one of GSB’s insiders or a related interest be approved in advance by a majority of the disinterested members of the GSB Board if the loan, when aggregated with any existing loans to that insider and the insider’s related interests, would exceed either $500,000 or the greater of $25,000 or 5% of GSB’s unimpaired capital and retained earnings. With certain exceptions, loans to one of GSB’s executive officers, other than loans for the education of the officer’s children and certain loans secured by the officer’s residence, may not exceed the lesser of $100,000 or the greater of $25,000 or 2.5% of GSB’s capital and unimpaired retained earnings. Generally, any loan to an insider or related interest must be made on substantially the same terms as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with other persons. On December 31, 2017, the aggregate of the outstanding balances of loans to GSB’s directors and executive officers and their related persons was approximately $5,970,000, which represented approximately 49% of GSB’s then current shareholders’ equity. On March 31, 2018, the aggregate of the outstanding balances of those loans was approximately $5,950,000, representing approximately 49% of GSB’s then current shareholders’ equity.

During 2010, GSB assumed the deposits, and purchased certain of the assets, of another bank’s Boone, North Carolina, branch office and moved its existing Boone branch office to that location. In connection with that transaction, GSB assumed the lease on that other bank’s branch facility on the same terms under which the other bank leased the property. Current lease payments for the facility are $5,123 per month. The property is owned by Watauga Holdings, LLC. One-third of Watauga Holdings, LLC is owned by King Street Properties, LLC, which, in turn, is owned by one of GSB’s directors, James M. Deal, Jr., and his spouse. Mr. Deal also is an attorney and a partner with Deal, Moseley & Smith, LLP, a Boone, North Carolina, law firm, which from time to time provides legal services to GSB.

During 2016, and in connection with the conversion of its Yadkinville, North Carolina, loan production office into a full-service branch office, GSB purchased the real estate upon which the new branch office is located from a corporation controlled by Nolan G. Brown, who serves as one of GSB’s directors. When the property originally became available for sale during 2015, the GSB Board was considering establishing a branch office in Yadkinville, and it believed that property would be a desirable branch location. However, GSB was not yet in a position to proceed with those plans and the GSB Board was not willing to purchase property until GSB was ready to proceed. As an accommodation to GSB, and without any binding commitment by GSB to later purchase the property, Mr. Brown’s corporation purchased the property for a price of $90,000 to hold for later use by GSB as a branch location. When GSB purchased the property, it paid Mr. Brown’s corporation a price equal to its original purchase price, plus $5,000 for its expenses in purchasing the property. GSB also paid the corporation $681 for its carrying costs related to the property (calculated based on 4% interest from the date the corporation purchased the property through the date of closing on the sale to GSB), and $1,996 in 2016 ad valorem taxes on the property. The 2016 assessed tax value of the property was $179,794.

Also in connection with establishing the Yadkinville branch office, during 2016 GSB purchased the modular unit that houses the branch from Frank A. Stewart who serves as one of GSB’s directors. The modular unit previously was owned as surplus property by another bank that had acquired it in a merger. As an accommodation to GSB, Mr. Stewart purchased the unit from that other bank for a negotiated price of $15,000 and resold it to GSB for the same price. The original cost of the unit to the original owner when it was new was approximately $130,000.

Board of Directors and Director Compensation

Current Directors. The following table lists information about each of GSB’s current directors, including a description of his principal occupation and business experience.

Name and Age	Position(s) With GSB	Year First Elected (1)	Principal Occupation and Business Experience
Nolan G. Brown (2) (77)	Director and member of Audit Committee	2015	President and owner, Triad Group, Inc. (health care) (since 1977)

James M. Deal, Jr. (69)	Director and member of Audit and Corporate Governance Committees	2008	Partner, Deal, Moseley & Smith, LLP (law firm) (since 1997)

C. Greg Edwards (3) (60)	Director, President, Chief Executive Officer and member of Executive Committee	2008	An executive officer of GSB

James C. Faw (58)	Director and Chairman of Audit Committee	2008	Certified Public Accountant, Faw & Associates, PLLC (since 2016); manager, Concorde Financial Resources, LLC (financial planning and investment advisory service) (since 2001); Member, Egret Flyers, LLC (aviation services management) (since 2011); previously, accountant with Benson, Blevins and Associates, PLLC (accounting firm) (2003-2016); part-time Chief Financial Officer, Piedmont Aircraft Management, LLC (aviation services management) (2012-2016); Executive Vice President, Wisco Diversified of America, Inc. (business management and consulting) (1989-2011); and manager, CJ Partners, LLC (aviation services management) (2005-2011)

Arnold N. Lakey (81)	Chairman, Lead Independent Director, Chairman of Executive Committee and member of Corporate Governance Committee	2008	Retired; previously, Vice President – Credit, Lowe’s Companies, Inc. (construction supply and home improvement retailer) (1956-1998)

W. David McNeill (61)	Vice Chairman and member of Executive and Audit Committees	2008	President and Owner, Carolina Automotive Group, LLC (automobile dealership) (since 2003)

Name and Age	Position(s) With GSB	Year First Elected (1)	Principal Occupation and Business Experience
Frank A. Stewart (56)	Director and Chairman of Corporate Governance Committee	2009	President, Premier Coatings East LLC (industrial grade paint and coatings) (since 2015); President, Stewart Realty (real estate holding company) (since 2005); President, Stewart Property Management (real property management) (since 2009); President, Providence Management and Investments (real estate management and investments) (since 2010); previously, President, Chief Executive Officer and Owner, Ultra Machine & Fabrication, Inc. (manufacturer of military equipment) (1989-2015)

William C. Warden, Jr. (4) (65)	Director and member of Executive and Audit Committees	2008	Retired; previously, Executive Vice President – Administration, Lowe’s Companies, Inc. (construction supply and home improvement retailer) (1996-2003)

(1)	With the exception of Mr. Brown and Mr. Stewart, each person was a member of GSB’s organizational group prior to its incorporation and was first named as a director at the time GSB was incorporated during 2008.
(2)	Mr. Brown served as a director of Yadkin Financial Corporation, a publicly held company, from 2004 until 2014.
(3)	Mr. Edwards’ employment agreement requires the GSB Board to nominate him for election as a director each year during the term of the agreement.
(4)	Mr. Warden serves as a director of Bassett Furniture Industries, Inc., Bassett, Virginia, and he served as a director of Harris Teeter Supermarkets, Inc., Charlotte, North Carolina, from 2008 until 2014. Both of those companies are publicly-held.

Director Compensation. Each of GSB’s non-employee directors is paid a fee of $100 for attendance in person, or $50 for attendance by teleconference, at each meeting of the GSB Board. Directors are not paid any fee for attendance at meetings of committees of the GSB Board. Directors who also serve as officers or employees do not receive any compensation for their service as directors. The following table summarizes the compensation paid to GSB’s non-employee directors for their services during 2017.

2017 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash
Nolan G. Brown	$700
James M. Deal, Jr.	300
James C. Faw	700
Kenneth A. Hubbard	350
Arnold N. Lakey	500
W. David McNeill	600
Frank A. Stewart	350
William C. Warden, Jr.	700

In consideration for the personal risk and liability that directors assumed as members of GSB’s organizational board and guarantors of loans obtained to pay GSB’s pre-opening organizational expenses, at the time GSB was incorporated and began operations it granted GSB Warrants to each original member of the GSB Board. Each director’s GSB Warrants entitle him or her to purchase from GSB, at any time within ten years from the date GSB was incorporated, 11,363 shares of GSB common stock at the same $11.00 per share purchase price for which shares were sold to shareholders in GSB’s subscription offering before it commenced operations.

In 2009, GSB adopted, and its shareholders approved, a Director Stock Option Plan under which options to purchase shares of GSB common stock may be granted from time to time to directors. However, no stock options have yet been granted to any directors under the plan.

Executive Compensation

Summary. The following table shows the cash and certain other compensation paid or provided to GSB’s President and Chief Executive Officer for 2017, 2016 and 2015.

SUMMARY COMPENSATION TABLE

Name and Principal Position (1)	Year	Salary	Bonus	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total (2)
C. Greg Edwards President and Chief Executive Officer	2017	$125,000	$—	$—	$—	$125,000
	2016	117,797	—	10,000	—	127,797
	2015	107,362	—	—	—	107,362

(1)	Mr. Edwards was a member of the GSB Board during each year, but he received no additional cash compensation for his service as a director.
(2)	Under GSB’s annual performance incentive bonus plan, officers and other employees may earn additional cash compensation for each year based on the extent to which GSB achieves goals set for the year by the GSB Board with respect to various measures of corporate financial performance. The GSB Board will make no awards for 2017 and it made no awards under the plan for 2015.
(3)	In addition to compensation paid in cash, from time to time GSB’s executive officers may receive various personal benefits. Mr. Edwards did not receive personal benefits during any of the three years reported above for which GSB’s estimated aggregate incremental cost exceeded $10,000, and amounts of any such benefits are not included in the table. GSB also provides its officers with group life, health, medical and other insurance coverages that are generally available to all salaried employees, and the cost of that insurance is not included in the table.

Employment Agreement. Mr. Edwards is employed by GSB under a written agreement that provides for:

•	a term of one year that, at the end of each day, is extended by one additional day unless either GSB or Mr. Edwards gives notice that the agreement will not be extended (with the result that, unless and until notice is given, the remaining term at all times is one year but, upon any such notice, the expiration date will no longer be extended);

•	annual base salary which is subject to review and periodic increase by the GSB Board;

•	payment of dues for up to two non-profit civic or service clubs; and

•	the right to participate in bonus or incentive plans and other benefits made available to GSB’s executive officers.

The agreement requires Mr. Edwards to reside in Wilkes County or a contiguous county, and within a 50-mile radius of North Wilkesboro, North Carolina. The agreement also requires the GSB Board to nominate Mr. Edwards each year during the term of his employment for election by GSB shareholders as a director.

Mr. Edwards may terminate his employment voluntarily upon 60 days written notice to GSB, but he would receive no further payment other than base salary earned through the effective date of termination. If Mr. Edwards dies, becomes “disabled” or “retires,” as those terms are defined in his agreement, GSB will be obligated to pay his base salary through the date of termination, as well as any bonus earned in the prior year but not yet paid. GSB may terminate Mr. Edwards’ employment at any time for “cause,” as that term is defined in the agreement, and he will be entitled to payment of his base salary earned as of the effective date of such termination, but he will have no further rights under the agreement. GSB also may terminate Mr. Edwards’ employment at any time without “cause,” but it would be obligated to continue to pay his base salary for a period of twelve months and any bonus earned in the prior year but not yet paid.

If, within twelve months following a change in control of GSB, Mr. Edwards’ employment is terminated without “cause,” or if a “termination event” occurs (as that term is defined in the agreement) and he terminates his own employment after having given notice of the termination event, GSB will be obligated to pay him his base salary for twelve months and any bonus earned in the prior year but not yet paid, as well as premiums for insurance coverage for up to twelve months.

GSB may elect to enforce a “covenant not to compete” contained in the agreement that would prohibit Mr. Edwards from competing against GSB within a specified geographic area during a 24-month restriction period following any termination of his employment.

Stock Option Plan. In 2009, GSB adopted, and its shareholders approved, an Employee Stock Option Plan under which options to purchase shares of GSB common stock may be granted from time to time to GSB’s officers and employees. However, no stock options have yet been granted to any officers or employees under the plan.

GSB’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

This Management’s Discussion and Analysis is provided to assist in the understanding and evaluation of GSB’s financial condition and its results of operations. The following discussion should be read in conjunction with GSB’s audited financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus.

GSB is a community bank currently serving the counties of Wilkes, Watauga and Yadkin, North Carolina and surrounding areas through its banking offices in Wilkesboro, Boone, and Yadkinville, North Carolina. As a state chartered member of the Federal Reserve System, GSB is subject to regulation by the North Carolina Commissioner of Banks and the Federal Reserve.

GSB had net earnings of $451 thousand for 2017 compared to $892 thousand for 2016 and $519 thousand for 2015. Its assets grew from $104.8 million to $118.0 million to $138.7 million at December 31, 2015, 2016 and 2017 respectively.

The management of GSB, in conjunction with the GSB Board, continues to focus on shareholder value while maintaining a safe and sound institution for its customers. Several aspects of GSB’s current financial condition demonstrate this core value.

Banks are evaluated in light of four major regulatory capital ratios. GSB maintains these ratios substantially in excess of the minimum standards required. While capital ratios are an excellent indicator of a bank’s financial strength, they are also an indicator of a bank’s ability to withstand financial turmoil such as an economic recession.

GSB maintains abundant liquidity in order to maintain adequate funding for customer withdrawals, loans, investments and daily clearing of transactions. Although the amount of GSB’s liquidity has had a negative impact on its earnings, the highly liquid position allows GSB to have great flexibility to react to economic conditions.

GSB has reached and maintained profitability. This profitability has been achieved by effective cost control, attention to and adjustment of rates paid on deposits, and lending practices that in recent years have kept GSB’s credit losses below those of its peers. In addition, consistent profitability has allowed GSB to declare and pay a dividend in 2017, 2016 and 2015 while increasing equity and long-term shareholder value.

The following discussion provides information about the major components of GSB’s financial condition, results of operations, asset quality, liquidity, and capital resources.

Forward-Looking Statements

Information contained in this discussion includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about GSB’s plans, objectives, expectations and intentions and other statements that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “predicts,” “potential,” “possible,” “should,” “would,” “will,” “goal,” “target” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of GSB’s management and are inherently subject to significant business, economic and competitive risks and other factors and uncertainties, many of which are beyond GSB’s control, including without limitation factors listed in the discussion under the heading

“Cautionary Statement Regarding Forward-Looking Statements” beginning on page 34. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. GSB’s management believes forward-looking statements made in this discussion are reasonable. However, undue reliance should not be placed on such forward-looking statements. Actual results may differ from those indicated or implied in the forward-looking statements, and such differences may be material.

Critical Accounting Policy

GSB’s financial statements are prepared in accordance with GAAP. The notes to the audited financial statements for the year ended December 31, 2017, included in this document contain a summary of its significant accounting policies. Management believes GSB’s policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, management considers the policies related to those areas as critical.

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting, the first of which requires that losses be accrued when they are probable of occurring and estimable, and the second of which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance for loan losses has three basic components: (i) the formula allowance, (ii) the specific allowance, and (iii) the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses a historical loss view as an indicator of future losses and, as a result, could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, expected cash flows and fair market value of collateral are used to estimate these losses. The use of these values is inherently subjective and GSB’s actual losses could be greater or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

Table 1. Net Interest Income and Average Balances (dollars in thousands)

	2017			2016			2015
Years ended December 31, (In thousands)	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Assets:
Interest-earning assets:
Deposits in other banks	$31,347	$367	1.17%	$17,123	$138	0.81%	$17,439	$95	0.54%
Taxable investment securities	10,828	233	2.15%	11,592	250	2.16%	12,811	258	2.01%
Nontaxable investment securities	0		0.00%	0	0	0.00%	0	0	0.00%
Federal funds sold	0		0.00%	0	0	0.00%	0	0	0.00%
Loans (3), (4)	87,160	4,286	4.92%	80,036	3,954	4.94%	66,735	3,384	5.07%

Total interest-earning assets	129,335	4,886	3.78%	108,751	4,342	3.99%	96,985	3,737	3.85%

Noninterest-earning assets:
Cash and due from banks	1,860			1,369			2,368
Premises and equipment	1,186			1,003			993
Other assets	897			863			1,133
Allowance for loan losses	(1,120)			(1,019)			(867)

Total assets	$132,158			$110,967			$100,612

Liabilities and stockholders’ equity:
Interest-bearing liabilities:
Interest checking	$9,797	29	0.30%	$6,176	18	0.29%	$4,659	13	0.28%
Savings deposits	51,649	276	0.53%	48,809	255	0.52%	46,610	248	0.53%
Time deposits	40,450	571	1.41%	32,468	399	1.23%	28,392	322	1.13%
FHLB advances	2,000	21	1.05%	1,161	10	0.86%	963	8	0.83%
Securities sold under agreements to repurchase	0	0	0.00%	0	0	0.00%	0		0.00%

Total interest-bearing liabilities	103,896	897	0.86%	88,614	682	0.77%	80,624	591	0.73%

Noninterest-bearing liabilities:
Demand deposits	15,682			10,741			8,741
Other liabilities	482			312			425

Total liabilities	120,060			99,667			89,790
Stockholders’ equity	12,098			11,300			10,822

Total liabilities and stockholders’ equity	$132,158			$110,967			$100,612

Net interest earnings		$3,989			$3,660			$3,146

Net interest spread (1)			2.92%			3.22%			3.12%

Net interest margin (2)			3.08%			3.37%			3.24%

(1)	Net interest spread is the difference between the average interest rate received on earning assets and the average interest rate paid for interest-bearing liabilities.
(2)	Net interest margin is calculated by dividing taxable equivalent net interest earnings by total average earning assets.
(3)	Average loan balances include nonaccrual loans.
(4)	Interest income includes deferred loan fees.

Net Interest Income

Net interest income, the principal source of GSB’s earnings, is the amount by which interest and fee income generated by earning assets exceeds the interest paid on interest-bearing liabilities. Earning assets are comprised of loans, securities, federal funds sold and interest-bearing deposits in other banks. Interest-bearing liabilities consist of deposits, federal funds purchased and securities sold under agreements to repurchase, and borrowings. The volume and the general level of interest rates among earning assets and interest-bearing liabilities effect net interest income.

Table 1 shows the average balance sheets for each of the years ended December 31, 2017, 2016 and 2015. In addition, the amounts of interest earned on earning assets, with related yields, and the interest paid on interest-bearing liabilities, together with rates, are shown. Loans placed on a nonaccrual status are included in the balances and were included in the computation of yields. Interest on earning assets is on a taxable equivalent basis, which is computed using the federal corporate income tax rate of 34% for all years.

2017 compared to 2016. Net interest income for 2017 was $3.99 million, an increase of 9.0%, or $330 thousand, from the $3.66 million in 2016. The net interest margin was 3.08% for 2017, down 29 basis points from the 3.37% reported in 2016.

As illustrated in Table 2, the increased volume and rate associated with deposits in other banks contributed to an increase in interest income of $229 thousand in 2017. Both volume and rate declined modestly with respect to taxable investment securities for the year. The volume of outstanding loans led to a significant increase in interest income from loans, more than offsetting a slight decline in rate.

During 2017, interest expense associated with interest bearing liabilities increased by $215 thousand with about one-third of the increase attributable to larger volume and two-thirds to higher rates.

2016 compared to 2015. Net interest income for 2016 was $3.66 million, an increase of 16.3%, or $514 thousand from the $3.15 million in 2015. The net interest margin was 3.37% for 2016, up 13 basis points from the 3.24% reported in 2015.

As illustrated in Table 2, the effect of competitive market pressures on loan rates in 2016 was more than offset by the effect of loan volume increases.

During 2016, interest expense associated with interest bearing liabilities increased by $91 thousand due to both higher rates paid on and increased volumes of interest-bearing deposits.

Table 2. Rate/Volume Variance Analysis (dollars in thousands)

	2017 vs 2016			2016 vs 2015
		Increase (Decrease) Due To			Increase (Decrease) Due To
December 31, (In thousands)	Total Change	Rate	Volume	Total Change	Rate	Volume
Interest-earning assets:
Deposits in other banks	$229	$80	$149	$43	$46	$(3)
Taxable investment securities	(17)	(1)	(16)	(8)	$25	$(33)
Nontaxable investment securities	0	0	0	0	$0	$0
Federal funds sold	0	0	0	0	$0	$0
Loans (3), (4)	332	(16)	348	570	$(84)	$654

Total	544	63	481	605	(13)	618

Interest-bearing liabilities:
Interest checking	11	1	10	5	$0	$5
Savings deposits	21	5	16	7	$(5)	$12
Time deposits	172	63	109	77	$30	$47
FHLB advances	11	2	9	2	$0	$2
Securities sold under agreements to repurchase	0	0	0	0	$0	$0

Total	215	71	144	91	25	66

Net interest income	$329	$(8)	$337	$514	$(38)	$552

Provision for Loan Losses

The allowance for loan losses is established to provide for estimated losses incurred in GSB’s loan portfolio. Management determines the provision for loan losses required to maintain an allowance adequate to provide for probable losses. Some of the factors considered in making this decision are the levels and collectability of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook.

The provision for loan losses was $158 thousand, $154 thousand, and $87 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. The reserve for loan losses at December 31, 2017 was approximately 1.25% of total loans, down slightly from 1.30% at both December 31, 2016 and December 31, 2015. Management believes the provision and the resulting allowance for loan losses are adequate.

Additional information is contained in Tables 12 and 13 and is discussed below under the caption “Nonperforming and Problem Assets.”

Other Income

Other income consists of revenues generated from a range of financial services and activities. Service charges on deposit accounts, including charges for insufficient funds items and fees charged for non-deposit services, make up a significant portion of other income. Other income also includes fees charged for services such as safe deposit box rentals, letters of credit, and gains realized on the sale of securities, real estate and/or loans.

2017 compared to 2016

Other income totaled $186 thousand in 2017, a decrease of $257 thousand from the $443 thousand recorded in 2016. The primary decrease in other income was due to a gain on the sale of USDA guaranteed loans in 2016 which did not recur in 2017.

2016 compared to 2015

Other income totaled $443 thousand in 2016, an increase of $328 thousand over the $115 thousand recorded in 2015. The primary increase in other income was due to a gain on the sale of USDA guaranteed loans.

The primary sources of other income for 2017, 2016 and 2015 are summarized in Table 3.

Table 3. Other Income (dollars in thousands)

Year ended December 31, (In thousands)	2017	2016	2015
Gain on the sale of loans	$0	$302	$0
Service charges and fees	33	28	31
Debit card and ATM income	75	58	46
Gain (loss) on sale of securities	(2)	(1)	3
Gain (loss) on other real estate	0	(6)	(48)
Mortgage commission income	80	62	83

Total noninterest income	$186	$443	$115

Other Expense

2017 compared to 2016. Other expense was $3.03 million for 2017, an increase of $454 thousand or 17.6% from the $2.58 million recorded in 2016. Salaries and employee benefits increased $195 thousand due primarily to increased expense associated with preparations for, and the opening of the Yadkinville banking location. Data processing costs increased $103 thousand. Professional service costs increased $63 thousand and other expense increased $99 thousand.

2016 compared to 2015. Other expense was $2.6 million for 2016, an increase of $255 thousand or 11.0% from the $2.3 million recorded in 2015. Salaries and employee benefits increased $369 thousand due primarily to increased expense associated with preparations for the opening of the Yadkinville banking location. Occupancy and equipment increased $5 thousand. Data processing costs increased $23 thousand, however data processing conversion costs in the amount of $187 thousand in 2015 did not recur in 2016. Professional service costs increased $26 thousand and other expense remained relatively constant, increasing only $16 thousand.

Table 4 provides a further breakdown of noninterest expense for the 2017, 2016 and 2015.

Table 4. Other Expense (dollars in thousands)

Year ended December 31, (In thousands)	2017	2016	2015
Salaries and employee benefits	$1,759	$1,564	$1,195
Occupancy	136	129	122
Equipment	54	60	62
Data processing	328	225	202
Data processing conversion costs	0	0	187
Professional services	258	195	169
FDIC assessments	53	60	57
Other operating expenses	442	343	327

Total noninterest expense	$3,030	$2,576	$2,321

Income Taxes

Income tax expense is based on amounts reported in the statements of income, after adjustments for non-taxable income and non-deductible expenses, and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal and state income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

GSB’s deferred income tax benefits and liabilities result primarily from temporary differences in provisions for loan losses, deferred revenue, valuation reserves, deferred organizational costs, depreciation, and unrealized gains (losses) on investment securities available for sale.

Net deferred income tax assets of approximately $278 thousand, $444 thousand and $389 thousand at December 31, 2017, 2016 and 2015, respectively, are included in other assets.

2017 compared to 2016. Income tax expense, primarily Federal, was $534 thousand in 2017, compared to $481 thousand in 2016, representing 54.21% and 35.04% of income before income taxes, respectively. Of the increase for 2017, $174 thousand was expense directly related to a decrease in the net deferred tax asset associated with the reduction of the corporate tax rate in 2018 to 21% from 34%.

Without the charge associated with the corporate tax rate reduction, income tax expense in 2017 would have been $360 thousand, or 36.56% of income before income taxes.

2016 compared to 2015. Income tax expense (benefit), primarily Federal, was $481 thousand in 2016, and $334 thousand in 2015, representing 35.04% and 39.11% of income before income taxes, respectively.

Analysis of Financial Condition

Average earning assets increased 18.95% from 2016 to 2017. Earning assets represented 97.86% of total average assets in 2017, as compared to 98.00% for 2016 and 96.40% for 2015. The mix of average earning assets changed from 2016 to 2017 due to increased deposits associated with the new banking location in Yadkinville.

Table 5. Average Asset Mix (dollars in thousands)

December 31, (In thousands)	2017	%	2016	%	2015	%
Interest-earning assets:
Loans	$87,160	65.95%	$80,036	72.13%	$66,735	66.33%
Investment securities	10,828	8.19%	11,592	10.45%	12,811	12.73%
Federal Funds sold	0	0.00%	0	0.00%	0	0.00%
Deposits in other banks	31,347	23.72%	17,123	15.43%	17,439	17.33%

Total interest-earning assets	129,335	97.86%	108,751	98.00%	96,985	96.40%

Noninterest-earning assets:
Cash and due from banks	1,860	1.41%	1,369	1.23%	2,368	2.35%
Premises and equipment	1,186	0.90%	1,003	0.90%	993	0.99%
Other assets	897	0.68%	863	0.78%	1,133	1.13%
Allowance for loan losses	(1,120)	-0.85%	(1,019)	-0.92%	(867)	-0.86%

Total noninterest-earning assets	2,823	2.14%	2,216	2.00%	3,627	3.60%

Total assets	$132,158	100.00%	$110,967	100.00%	$100,612	100.00%

Loans

Along with quality, loan growth will continue to be a point of focus at GSB for 2018. The long-range strategic objective for meeting GSB’s loan growth aspirations will be achieved through continued hiring of additional loan officers, community involvement, expansion of GSB’s market footprint, broadening of the present array of loan products offered as appropriate, and management’s strengthened efforts in offering small business financing and competitively-priced products.

Prudent business practices and stringent internal guidelines will continue to be followed in making lending decisions to balance the emphasis on loan growth with the desire to minimize exposure to loan losses.

2017 compared to 2016. Average total loans were $87.2 million for 2017, an increase of $7.1 million, or 8.9%, from 2016. At December 31, 2017, the actual balance of loans secured by real estate represented the most significant portion of the loan portfolio at 85.7%. Total loans secured by 1-4 family residential properties represented 23.4% of total loans at the end of 2017, while nonfarm/nonresidential properties made up 47.9% of total loans.

2016 compared to 2015. Average total loans were $80.0 million for 2016, an increase of $13.3 million, or 19.9%, from 2015. At December 31, 2016, the actual balance of loans secured by real estate represented the most significant portion of the loan portfolio at 83.0%. Total loans secured by 1-4 family residential properties represented 24.4% of total loans at the end of 2016, while nonfarm/nonresidential properties made up 48.7% of total loans.

The amounts of loans outstanding by type at year-ends 2017, 2016 and 2015, and the maturity distribution of variable and fixed rate loans as of year-end 2017, are presented below in Table 6 and Table 7, respectively.

Table 6. Loan Portfolio Summary (dollars in thousands)

	2017		2016		2015
December 31, (In thousands)	Amount	%	Amount	%	Amount	%
Real estate, construction and development	$7,951	8.16%	$8,075	9.82%	$7,265	10.10%
Farmland	865	0.89%	0	0.00%	0	0.00%
Real estate mortgage:
1-4 family residential	22,785	23.38%	20,065	24.41%	16,622	23.10%
Multi-family residential	5,246	5.38%	0	0.00%	0	0.00%
Nonfarm, nonresidential	46,700	47.92%	40,072	48.75%	36,738	51.05%

Total real estate	83,547	85.72%	68,212	82.98%	60,625	84.24%
Agricultural	134	0.14%	0	0.00%	0	0.00%
Commercial and industrial	12,826	13.16%	12,788	15.56%	10,850	15.08%
Other loans	953	0.98%	1,206	1.47%	490	0.68%
Leases	0	0.00%	0	0.00%	0	0.00%
Total	$97,460	100.00%	$82,206	100.00%	$71,965	100.00%

Table 7. Loan Maturity Schedule (dollars in thousands)

	2017
December 31, (In thousands)	Commercial Financial and Agricultural	Construction and Development	Others	Total Amount	%
Fixed rate loans
Within three months	$2,692	$490	$517	$3,699	3.80%
After three but within twelve months	8,142	2,814	2,806	13,762	14.12%
After one but within five years	36,614	2,204	12,714	51,532	52.88%
Over five years	7,108	0	10	7,118	7.30%

Total fixed rate loans	54,556	5,508	16,047	76,111	78.09%

Variable rate loans
Within three months	1,188	330	164	1,682	1.73%
After three but within twelve months	3,253	1,036	2,055	6,344	6.51%
After one but within five years	1,677	137	385	2,199	2.26%
Over five years	5,097	940	5,087	11,124	11.41%

Total variable rate loans	11,215	2,443	7,691	21,349	21.91%

Total loans
Within three months	3,880	820	681	5,381	5.52%
After three but within twelve months	11,395	3,850	4,861	20,106	20.63%
After one but within five years	38,291	2,341	13,099	53,731	55.13%
Over five years	12,205	940	5,097	18,242	18.72%

Total loans	$65,771	$7,951	$23,738	$97,460	100.00%

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates. On average, loans yielded 4.92% in 2017 compared to an average yield of 4.94% in 2016 and 5.07% in 2015.

Investment Securities

GSB’s investment securities portfolio is managed to optimize the yield on excess funds while providing liquidity for unexpected deposit decreases or increased loan generation and diversification in GSB’s overall asset management.

Management of the investment portfolio has always been conservative with virtually all investments taking the form of purchases of U.S. Treasury securities, securities issued by government sponsored enterprises, mortgage backed securities, corporate securities and state and local bond issues. All securities are high quality and high grade. Management views the investment portfolio as a source of income, and generally purchases securities with the intent of retaining them until maturity.

However, adjustments in the portfolio are necessary from time to time to provide a source of liquidity to meet funding requirements for loan demand, deposit fluctuations and to manage interest rate risk. Accordingly, to meet such objectives, management may sell certain securities prior to their scheduled maturity.

2017 compared to 2016. At December 31, 2017, GSB had $8.2 million in securities available for sale, compared to $8.0 million at year-end 2016. Held-to-maturity securities were $1.8 million and $2.2 million at December 31, 2017 and 2016, respectively. The average yield on taxable investment securities decreased from 2.16% for the year ended December 31, 2016 to 2.15% for the year ended December 31, 2017.

2016 compared to 2015. At December 31, 2016, GSB had $8.0 million in securities available for sale, compared to $8.3 million at year-end 2015. Held-to-maturity securities were $2.2 million and $2.5 million at December 31, 2016 and 2015, respectively. The average yield on taxable investment securities increased from 2.01% for the year ended December 31, 2015 to 2.16% for the year ended December 31, 2016, resulting from modestly increasing market rates of interest.

Table 8 presents the investment portfolio at the end of 2017 by major types of investments and maturity ranges and presents the investment portfolio by major types of investments at book and market value for each December 31, 2017, 2016 and 2015. Actual maturities may differ from scheduled maturities in mortgage backed securities because the mortgages underlying the securities may be called or repaid prior to the scheduled maturity date. Maturities on all other securities are based on the earlier of the contractual maturity or the call date, if any.

Table 8. Investment Securities (dollars in thousands)

	Amortized Cost Due
December 31, 2017 (In thousands)	Due Within One Year	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total	Market Value
Investment securities, available for sale
US Treasury securities	$250	$0	$0	$0	$250	$249
Government sponsored enterprises and mortgage-backed securities	750	1,615	0	0	2,365	2,336
State and political subdivisions	401	411	0	0	812	809
Other securities	1,723	2,877	250	0	4,850	4,834

Total available for sale securities	$3,124	$4,903	$250	$0	$8,277	$8,228

Investment securities, held to maturity
US Treasury securities	$0	$0	$0	$0	$0	$0
Government sponsored enterprises and mortgage-backed securities	549	589	0	0	1,138	1,121
State and political subdivisions	0	330	0	0	330	329
Other securities	50	327	0	0	377	381

Total held to maturity securities	$599	$1,246	$0	$0	$1,845	$1,831

Investment securities, total
US Treasury securities	$250	$0	$0	$0	$250	$249
Government sponsored enterprises and mortgage-backed securities	1,299	2,204	0	0	3,503	3,457
State and political subdivisions	401	741	0	0	1,142	1,138
Other securities	1,773	3,204	250	0	5,227	5,215

Total securities	$3,723	$6,149	$250	$0	$10,122	$10,059

Weighted average yields
US Treasury securities	1.00%	0.00%	0.00%	0.00%
Government sponsored enterprises and mortgage-backed securities	1.50%	1.85%	0.00%	0.00%
State and political subdivisions	2.98%	2.05%	0.00%	0.00%
Other securities	2.28%	2.35%	2.10%	0.00%

Total	1.94%	2.13%	2.10%	0.00%	2.06%

	2017		2016		2015
December 31, (In thousands)	Book Value	Market Value	Book Value	Market Value	Book Value	Market Value
Investment securities
US Treasury securities	$250	$249	$249	$249	$0	$0
Government sponsored enterprises and mortgage-backed securities	3,503	3,457	3,081	3,056	3,285	3,272
State and political subdivisions	1,142	1,138	1,483	1,495	1,493	1,519
Other securities	5,227	5,215	5,393	5,392	5,998	6,024

Total	$10,122	$10,059	$10,206	$10,192	$10,776	$10,815

Deposits

GSB relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposits in denominations of $100,000 or more) are the primary funding source. GSB’s balance sheet growth is largely determined by the availability of deposits in the markets it serves, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios.

Market conditions have resulted in depositors shopping for deposit rates more than in the past. An increased customer awareness of interest rates has added to the importance of effective interest rate management. Accordingly, management must continuously monitor market pricing and internal interest rate spreads to maintain GSB’s growth and improve profitability. GSB attempts to structure rates so as to promote both deposit and asset growth while increasing its overall profitability.

2017 compared to 2016. Average total deposits for the year ended December 31, 2017 increased $19.4 million to $117.6 million compared to 2016. As shown in Table 9, GSB’s average interest-bearing deposits as a percent of total average deposits decreased to 86.6% in 2017, compared to 89.0% in 2016. Average noninterest-bearing demand deposits increased to $15.7 million in 2017 from $10.7 million in 2016.

The largest driver of increased deposit levels in 2017 was the opening of the new banking office in Yadkinville. GSB was successful in increasing its average percentage of interest checking accounts and non-interest-bearing deposits while only modestly increasing its percentage of average time deposits. Management believes this represents a healthy balance of retail customers at the new banking office.

2016 compared to 2015. Average total deposits for the year ended December 31, 2016 increased $9.8 million to $98.2 million compared to 2015. As shown in Table 9, GSB’s average interest-bearing deposits as a percent of total average deposits decreased to 89.0% in 2016, compared to 90.1% in 2015. Average noninterest-bearing demand deposits increased to $10.7 million in 2016 from $8.7 million in 2015.

Average deposits for the past three years are summarized in Table 9 below.

Table 9. Average Deposit Mix (dollars in thousands)

For the Years Ended December 31, (In thousands)	2017	%	2016	%	2015	%
Interest-bearing deposits:
Interest checking	$9,797	8.33%	$6,176	6.29%	$4,659	5.27%
Savings and money market	51,649	43.93%	48,809	49.71%	46,610	52.73%
Time deposits	40,450	34.40%	32,468	33.07%	28,392	32.12%
Brokered deposits	0	0.00%	0	0.00%	0	0.00%

Total interest-bearing deposits	101,896	86.66%	87,453	89.06%	79,661	90.11%
Noninterest-bearing deposits:	15,682	13.34%	10,741	10.94%	8,741	9.89%

Total deposits	$117,578	100.00%	$98,194	100.00%	$88,402	100.00%

The average balance of certificates of deposit issued in denominations of $100,000 or more amounted to $32.2, $27.5 and $24.3 million in 2017, 2016 and 2015, respectively.

Table 10 provides maturity information relating to Certificates of Deposit of $100,000 or more at December 31, 2017.

Table 10. Large Denomination Deposits $100,000 and Over (dollars in thousands)

Maturities of time deposits of $100,000 or more at December 31, 2017 (In thousands):
Time remaining to maturity:
Less than three months	$4,009
Three months through one year	7,288
Over one year	21,530

Total time deposits of $100,000 or more	$32,827

Capital Adequacy

Capital serves to support asset growth and provide protection against loss to depositors and creditors. GSB strives to maintain an optimum level of capital, commensurate with its risk profile, on which an attractive return to stockholders can be realized over both the near and long term, while serving depositors, creditors and regulatory needs.

Common stock, capital surplus and retained earnings net of dividends represent the stockholders’ investment in GSB and are the primary source of GSB’s capital. Total stockholders’ equity was $12.1 million at December 31, 2017, an increase of $354 thousand or 3.0% compared with $11.7 million at December 31, 2016. Total stockholders’ equity was $10.9 million at December 31, 2015. The 2017 increase consists of net income for the year of $451 thousand less accumulated other comprehensive loss of $31 thousand and dividends paid of $66 thousand.

Effective January 1, 2015, the federal banking regulators adopted rules to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rules, which are being phased in over four years, initially required GSB to comply with the following new minimum capital ratios: (i) a new common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6.0% of risk-weighted assets (increased from the prior requirement of 4.0%); (iii) a total capital ratio of 8.0% of risk-weighted assets (unchanged from the prior requirement); and (iv) a leverage ratio of 4.0% of total assets (unchanged from the prior requirement).

When fully phased in on January 1, 2019, the rules will require GSB to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% common equity Tier 1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation), and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets.

Table 11 below sets forth summary information with respect to GSB’s capital ratios at December 31, 2017, 2016 and 2015. All capital ratio levels indicate that GSB is well capitalized.

Table 11. Year-end Risk-based Capital (dollars in thousands)

December 31, (In thousands)		2017	2016	2015
Tier 1 capital		$11,861	$11,754	$10,532
Qualifying allowance for loan losses (limited to 1.25% of risk-weighted assets)		1,101	1,001	871

Total regulatory capital		$12,962	$12,755	$11,403

Total risk-weighted assets		$87,895	$80,048	$69,396

	Minimum Required
Tier 1 capital as a percentage of risk-weighted assets	8.50%	13.49%	14.68%	15.18%

Common Equity Tier 1 capital as a percentage of risk-weighted assets	7.00%	13.49%	14.68%	15.18%

Total regulatory capital as a percentage of risk-weighted assets	10.50%	14.75%	15.93%	16.43%

Leverage ratio*	4.00%	8.41%	10.15%	10.09%

*	Tier I capital divided by average total assets for the quarter ended December 31.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and strives to manage them effectively. GSB seeks to use shorter-term loans and, although a portion of the loans may be made based upon the value of collateral, it relies primarily on the cash flow of the borrower as the source of repayment rather than the value of the collateral.

GSB also manages its repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow-up on exceptions to credit policies.

Nonperforming assets, as shown in Table 12 below, increased to $1.3 million at December 31, 2017 from $469 thousand at December 31, 2016. Nonperforming assets were $622 thousand at December 31, 2015.

Table 12. Nonperforming Assets (dollars in thousands)

December 31 (in thousands)	2017	2016	2015
Nonperforming loans:
Nonaccrual loans	$1,299	$454	$233
Restructured loans	0	0	0
Loans past due 90 days or more and still accruing	0	0	0

Total nonperforming loans	1,299	454	233
Foreclosed assets	15	15	389

Total nonperforming assets	$1,314	$469	$622

Total nonperforming loans as a percentage to total loans	1.33%	0.55%	0.32%

Total nonperforming assets as a percentage to total assets	0.95%	0.40%	0.59%

Total nonperforming loans were 1.33%, 0.55% and 0.32% of total outstanding loans as of December 31, 2017, 2016 and 2015, respectively. The increase from 2016 to 2017 was due to an increase in nonaccrual loans.

Loans are placed in nonaccrual status when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Loans are removed from nonaccrual status when they are deemed a loss and charged to the allowance, transferred to foreclosed assets, or returned to accrual status based upon performance consistent with the original terms of the loan or a subsequent restructuring thereof. Management’s ability to ultimately resolve these loans either with or without significant loss will be determined, to a great extent, by general economic and real estate market conditions.

For the years ended December 31, 2017, 2016 and 2015, interest income recognized on loans in nonaccrual status was approximately $11 thousand, $7 thousand, and $4 thousand, respectively.

Restructured loans represent troubled debt restructurings (“TDRs”) that have returned to accrual status after a period of performance in accordance with their modified terms. A TDR is considered to be successful if the borrower maintains adequate payment performance under the modified terms and is financially stable.

There was no change in foreclosed assets from 2016 to 2017. More information on nonperforming assets can be found in Note 3 of the footnotes to GSB’s financial statements included elsewhere in this joint proxy statement/prospectus.

As of December 31, 2017, 2016 and 2015, GSB had loans with a current principal balance of $1.3 million, $1.1 million and $0.2 million rated “Watch”, “Special Mention”, or “Substandard.” The “Watch” classification is utilized by GSB when it has an initial concern about the financial health of a borrower that indicate above average risk. When a loan is classified as “Watch,” GSB gathers current financial information about the borrower and evaluates the current risk in the credit. After this review, the loan will either be moved to a higher risk rating category or moved back to its original risk rating. Loans may be left rated “Watch” for a longer period of time if, in management’s opinion, there are risks that cannot be fully evaluated without the passage of time and GSB wants to review the loan on a more regular basis. Assets that do not currently expose GSB to sufficient risk to warrant a classification such as “Substandard” or “Doubtful” but otherwise possess weaknesses are designated “Special Mention.” Loans rated as “Watch” or “Special Mention” are not considered “potential problem loans” until they are determined by management to be classified as “Substandard.” Past due loans are often regarded as a precursor to further credit problems which would lead to future increases in nonaccrual loans or other real estate owned. As of December 31, 2017, loans past due 30 to 89 days and still accruing interest totaled $29 thousand compared to $691 thousand at December 31, 2016 and $209 thousand at December 31, 2015.

Certain types of loans made by some financial institutions, such as option ARM products, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans. GSB has not offered these types of loans in the past and does not offer them currently.

Analysis of the Allowance for Loan Losses

The allowance for loan losses represents the amount available for credit losses inherent in GSB’s loan portfolio. GSB performs periodic systematic reviews of its portfolio to identify these inherent losses, and to assess the overall probability of collection of the portfolio. These reviews result in the identification and quantification of loss factors, which are used in determining the amount of the allowance for loan losses. In addition, GSB evaluates the prevailing economic and business conditions affecting individual borrowers, changes in the size and characteristics of the loan portfolio and other pertinent factors. The allowance, and the methodology GSB utilizes to determine it, are also subject to annual review by external auditors and regulatory examinations. Their evaluations of the adequacy of GSB’s allowance may take into account such factors as the size of the allowance in comparison to peer companies identified by regulatory agencies.

GSB is committed to the early recognition of problem loans and to providing an appropriate allowance. Based on information available to management and the GSB Board, GSB believes the current allowance is adequate to cover inherent losses in the loan portfolio. However, the allowance may be materially increased or decreased in the future based upon management’s assessment of the factors outlined above. The allowance for loan losses was $1.22 million at December 31, 2017, $1.07 million at December 31, 2016 and $0.94 million at December 31, 2015. The allowance as a percentage of period end loans was 1.25% at year-end 2017, and 1.30% for both 2016 and 2015.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in Table 13.

Table 13. Loan Losses (dollars in thousands)

	2017	2016	2015
Allowance for loan losses, beginning	$1,070	$936	$826
Provision for (reduction of) loan losses, added	158	154	87
Charge-offs:
Commercial and agricultural	(6)	(13)	0
Real estate – construction	0	0	0
Real estate – mortgage	0	0	0
Consumer and other	(5)	(7)	(1)
Recoveries:
Commercial and agricultural	1	0	0
Real estate – construction	0	0	4
Real estate – mortgage	0	0	20
Consumer and other	4	0	0

Net (charge-offs) recoveries	(6)	(20)	23

Allowance for loan losses, ending	$1,222	$1,070	$936

Ratio of net (charge-offs) recoveries during the period to average loans outstanding during the period	-0.01%	-0.02%	0.03%

GSB has allocated the allowance for loan losses based on estimates of the allowance needed for each component of the loan portfolio. The allocation of the allowance as shown in Table 14 below should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends.

Table 14. Allocation of the Allowance for Loan Losses (dollars in thousands)

	December 31, 2017		December 31, 2016		December 31, 2015
Balance at the end of the period to applicable to:	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial and agricultural	$168	13.30%	$152	15.56%	$141	15.08%
Real estate – construction	123	8.16%	110	9.82%	95	10.10%
Real estate – residential	290	23.38%	254	24.41%	216	23.10%
Real estate – commercial	639	54.19%	553	48.75%	478	51.05%
Consumer and other	2	0.97%	1	1.46%	6	0.67%

Total	$1,222	100.00%	$1,070	100.00%	$936	100.00%

Financial Instruments with Off-Balance Sheet Risk

GSB is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the balance sheets.

GSB’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. GSB uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. A summary of GSB’s commitments at December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
Commitments to extend credit	$9,910	$13,143	$10,245
Standby letters of credit	0	20	0

	$9,910	$13,163	$10,245

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. GSB evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by GSB upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by GSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which GSB deems necessary.

Quantitative and Qualitative Disclosure about Market Risk

The principal goals of GSB’s asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors’ withdrawals or borrowers’ loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest, or liabilities on which interest is paid, to protect GSB from wide fluctuations in its net interest income which could result from interest rate changes.

Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal fund lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

GSB’s liquidity ratio, which is the level of liquid assets divided by total deposits plus short-term liabilities, is considered to be adequate by management.

GSB uses cash and federal funds sold to meet its daily funding needs. If funding needs are met through holdings of excess cash and federal funds, then profits might be sacrificed as higher-yielding investments are foregone in the interest of liquidity. Therefore, management determines, based on such items as loan demand and deposit activity, an appropriate level of cash and federal funds and seeks to maintain that level.

The primary goals of the investment portfolio are liquidity management and maturity gap management. As investment securities mature the proceeds are reinvested in federal funds sold if the federal funds level needs to be increased. Otherwise, the proceeds are reinvested in similar investment securities. The majority of investment security transactions consist of replacing securities that have been called or matured. GSB keeps a portion of its investment portfolio in unpledged assets that are less than 60 months to maturity or next repricing date. These investments are a preferred source of funds in that they can be disposed of in most interest rate environments without causing significant damage to that quarter’s profits.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates.

GSB uses a number of tools to monitor its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods (as displayed in Table 15).

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity from gradual changes in rates of up to 400 basis points up or down over a 12-month period. Table 16 presents GSB’s twelve-month forecasts for changes in net interest income and market value of equity resulting from changes in rates of up to 300 basis points up or down, as of December 31, 2017.

Table 15 shows the sensitivity of GSB’s balance sheet on December 31, 2017. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates.

Matching sensitive positions alone does not ensure that GSB has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Table 15. Interest Rate Sensitivity (dollars in thousands)

	December 31, 2017 Maturities/Repricing
	1 to 3 Months	4 to 12 Months	13 to 60 Months	Over 60 Months	Total
Interest-Earning Assets:
Interest bearing deposits	$18,940	$2,317	$6,870	$0	$28,127
Federal funds sold	0	0	0	0	0
Investments	2,109	1,948	5,011	1,005	10,073
Loans	25,319	25,726	37,131	9,284	97,460

Total	$46,368	$29,991	$49,012	$10,289	$135,660

Interest-Bearing Liabilities:
NOW accounts	$11,681	$0	$0	$0	$11,681
Money market and savings	50,922	0	0	0	50,922
Time Deposits	5,034	9,722	28,396	0	43,152
Borrowings	0	1,000	1,000	0	2,000

Total	$67,637	$10,722	$29,396	$0	$107,755

Interest sensitivity gap	$(21,269)	$19,269	$19,616	$10,289	$27,905

Cumulative interest sensitivity gap	$(21,269)	$(2,000)	$17,616	$27,905	$27,905

Ratio of sensitivity gap to total earning assets	-15.68%	14.20%	14.46%	7.58%	20.57%

Cumulative ratio of sensitivity gap to total earning assets	-15.68%	-1.47%	12.99%	20.57%	20.57%

Table 16. Interest Rate Risk (dollars in thousands)

December 31, 2017
Rate Shocked Net Interest Income and Market Value of Equity
Rate Change	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp
Net Interest Income:
Net interest income	$3,894	$4,106	$4,313	$4,364	$4,645	$4,924	$5,198
Change	$(470)	$(258)	$(51)	$0	$281	$560	$834
Change percentage	-12.07%	-6.28%	-1.18%	0.00%	6.05%	11.37%	16.04%
Market Value of Equity	$15,701	$14,429	$13,178	$11,881	$12,108	$12,285	$12,490

Impact of Inflation and Changing Prices

The financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of GSB’s assets and liabilities are monetary in nature, therefore the impact of inflation is reflected primarily in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Key Financial Ratios

Table 17 presents certain of GSB’s key financial ratios for the years ended December 31, 2017, 2016 and 2015.

Table 17. Key Financial Ratios

	2017	2016	2015
Return on average assets	0.34%	0.80%	0.52%
Return on average equity	3.73%	7.89%	4.80%
Dividend payout ratio	14.72%	6.38%	10.96%
Average equity to average assets	9.15%	10.18%	10.76%

DESCRIPTION OF PARKWAY CAPITAL STOCK

The following description of the material terms of Parkway’s capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, its articles of incorporation and its bylaws. Copies of the full text of Parkway’s articles of incorporation and bylaws are exhibits to the registration statement that contains this joint proxy statement/prospectus. See “Additional Information” beginning on page i.

General

Parkway’s authorized capital stock consists of 25,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. As of [●], 2018, there were [●] shares of Parkway common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Shares of Parkway common stock have the following rights, preferences, and privileges:

Voting Rights

Holders of Parkway common stock are entitled to one vote per share on all matters voted on generally by shareholders, including the election of directors. Its articles of incorporation do not provide for cumulative voting for the election of directors, which means that the holders of a majority of the outstanding shares of Parkway common stock have the capacity to elect all of the members of the Parkway Board. Except as otherwise required by law or with respect to any outstanding class or series of Parkway preferred stock, the holders of its common stock possess all voting power.

Under Virginia law, shareholder action is generally effective upon majority vote of votes cast for or against a matter. Virginia law, however, requires the affirmative vote of more than two-thirds of the outstanding shares of common stock for amendments to a Virginia corporation’s articles of incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, or a Virginia corporation’s liquidation, dissolution, or winding up. As permitted by Virginia law, Parkway’s articles of incorporation only require the affirmative vote of a majority of all votes entitled to be cast in each voting group for amendments to its articles of incorporation, the approval of mergers, statutory share exchanges, and certain sales or other dispositions of Parkway’s assets outside the usual and regular course of business if at least two-thirds of the directors who are Continuing Directors approve such action. As used in Parkway’s articles of incorporation, a “Continuing Director” is (i) any initial director, or (ii) any individual elected to the Parkway Board at an annual meeting of the shareholders more than once, or (iii) any individual elected to fill a vacancy who received the affirmative vote of a majority of the Continuing Directors then on the Parkway Board and thereafter elected to the Parkway Board at an annual meeting of the shareholders.

Dividend Rights; Rights Upon Liquidation

Subject to any preferential rights of holders of any outstanding shares of Parkway preferred stock, holders of shares of Parkway common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as, and if authorized and declared by the Parkway Board and to share ratably in its assets legally available for distribution to Parkway shareholders in the event of its liquidation, dissolution, or winding-up.

Preemptive Rights

Holders of Parkway common stock have no preemptive rights to purchase, subscribe for, or otherwise acquire any of Parkway’s unissued securities.

Miscellaneous

Holders of Parkway common stock have no preferences or conversion or exchange rights. Shares of Parkway common stock will not be liable for further calls or assessments by Parkway, and the holders of its common stock will not be liable for any of Parkway’s liabilities.

Preferred Stock

Parkway’s articles of incorporation authorize the issuance of 5,000,000 shares of preferred stock, no par value. As of [●], 2018, no shares of Parkway’s preferred stock were issued and outstanding.

Parkway’s articles of incorporation authorize the Parkway Board to designate and issue from time to time one or more series of preferred stock without shareholder approval. The Parkway Board may fix and determine the preferences, limitations, and relative rights of each series of preferred stock issued. Because the Parkway Board has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of Parkway common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock unless and until the Parkway Board determines the specific rights of the holders of preferred stock proposed to be issued. However, the effects might include:

•	restricting dividends on Parkway common stock;

•	diluting the voting power of Parkway common stock;

•	impairing liquidation rights of Parkway common stock; or

•	discouraging, delaying or preventing a change in control of Parkway without further action by its shareholders.

Exclusive Forum

Section 5.6 of Parkway’s bylaws provides that a circuit court or a federal district court with jurisdiction over the County of Grayson, Virginia shall be the sole and exclusive forum for certain shareholder litigation matters. Although Parkway believes this provision is beneficial to the combined company by providing increased consistency in the application of Virginia law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Parkway’s directors and officers and would prevent a shareholder from selecting a different judicial forum for disputes with Parkway and Parkway’s directors, officers and employees. However, it is possible that a court could rule that this provision is unenforceable or inapplicable to a particular dispute.

Antitakeover Provisions of Parkway’s Articles of Incorporation, Bylaws, and Virginia Law

General

Parkway’s articles of incorporation and bylaws and Virginia law contain provisions that may have the effect of discouraging, delaying, or preventing a change of control of Parkway by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by the Parkway Board. These provisions are designed to reduce, or have the effect of reducing, Parkway’s vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent Parkway shareholders from receiving a premium over the then prevailing market price of Parkway common stock or a transaction that may otherwise be in the best interest of Parkway shareholders. In addition, these provisions make it more difficult for Parkway shareholders, should they choose to do so, to remove the Parkway Board or Parkway’s management.

Parkway’s Articles of Incorporation and Bylaws

Preferred Stock. Parkway’s articles of incorporation authorize the Parkway Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. See “Description of Parkway Capital Stock – Preferred Stock” beginning on page 165. Under this authority, the Parkway Board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of Parkway’s capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Parkway common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of Parkway by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of Parkway’s management.

Board Vacancies. Virginia law and Parkway’s articles of incorporation and bylaws provide that any vacancy occurring on the Parkway Board may be filled by a majority of directors then in office, even if less than a quorum. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Parkway Board by filling the vacancies created by that removal with its own nominees.

Shareholder Meetings. Under its bylaws, only Parkway’s Chairman of the Board, President, or a majority of the Parkway Board may call special meetings of shareholders. Under Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

Advance Notification of Shareholder Nominations and Proposals. Parkway’s bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of the Parkway Board, and shareholder proposals for business.

Shareholder Nominations. Parkway’s bylaws provide that a shareholder entitled to vote for the election of directors may nominate persons for election to the Parkway Board by delivering written notice to Parkway’s Corporate Secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws require that such notice generally must be delivered not later than the close of business on the 60th day prior to the anniversary of the immediately preceding year’s annual meeting.

The shareholder’s notice is required to include, as to the nominee, the following:

•	the name, age, business address, and residence address of the nominee;

•	the principal occupation or employment of the nominee;

•	the class and number of shares of Parkway beneficially owned by the nominee; and

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the Parkway Board.

The shareholder’s notice must also contain the name and address of the shareholder and of any other shareholder who, to the shareholder’s knowledge, supports the nomination, and the class and number of shares owned beneficially or of record by the nominating shareholder and the other shareholders supporting the nomination.

Shareholder Proposals. In order for a shareholder to bring other business before a shareholder meeting, timely notice must be received by Parkway’s Corporate Secretary within the time limits described under “– Shareholder Nominations” above. The shareholder’s notice is required to contain, as to each matter of business, the following:

•	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting;

•	the name and address of record of the shareholder and of any other shareholder who, to the proposing shareholder’s knowledge, supports the proposal;

•	the class and number of shares owned beneficially or of record by the proposing shareholder and the other shareholder supporting the proposal; and

•	any material interest of the proposing shareholder in the proposal.

Virginia Antitakeover Statutes

Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. An affiliated transaction generally is defined as any of the following transactions:

•	a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;

•	certain sales or other dispositions of the corporation’s voting shares or any of the corporation’s subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

•	the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. Neither Parkway’s articles of incorporation nor its bylaws contain a provision opting out of the Affiliated Transactions Statute. Therefore, the Affiliated Transactions Statute will apply to affiliated transactions between Parkway and an interested shareholder.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

As permitted by Virginia law, the Parkway Board has adopted a provision in its bylaws opting out of the Control Share Acquisitions Statute.

Indemnification and Limitation on Liability of Directors and Officers

As permitted by the VSCA, the articles of incorporation of Parkway contain provisions that indemnify its directors and that eliminate the liability of both its directors and officers to the fullest extent permitted by Virginia law. These provisions do not limit or eliminate the rights of Parkway or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions only apply to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law.

In addition, Parkway’s articles of incorporation provide for the indemnification of directors for expenses and/or liabilities they incur in connection with the defense of claims asserted against them in their capacities as directors. The right of indemnification extends to judgments, fines, or penalties assessed against them. Parkway has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage.

The rights of indemnification provided in the articles of incorporation of Parkway are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions to directors, officers, or other persons controlling Parkway, Parkway has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent

The transfer agent and registrar for the Parkway common stock is Computershare. Its address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 368-5948.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Set forth below is a summary comparison of material differences between the rights of Parkway shareholders under Parkway’s articles of incorporation and bylaws and the rights of GSB shareholders under GSB’s articles of incorporation and bylaws. While the companies believe that the summary includes the material differences between the rights of Parkway shareholders and GSB shareholders, this summary does not include a complete description of all the differences between the rights of the shareholders and is subject to, and qualified in its entirety by reference to, Virginia law and the corporate governance instruments of Parkway and North Carolina law and the corporate governance instruments of GSB. Copies of the full text of Parkway’s articles of incorporation and bylaws are exhibits to the registration statement that contains this joint proxy statement/prospectus. Parkway’s articles of incorporation and bylaws and the articles of incorporation and bylaws of GSB are available, without charge, by following the instructions in the “Additional Information” section beginning on page i.

Authorized Capital Stock

Parkway. Parkway’s articles of incorporation state that the authorized capital stock of Parkway consists of 25,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of [●], 2018, there were [●] shares of common stock outstanding and no shares of preferred stock outstanding.

Parkway’s articles of incorporation permit its board of directors, without shareholder approval, to fix the preferences, limitations, and relative rights of its preferred stock and to establish series of such preferred stock and determine the variations between each series.

GSB. GSB’s articles of incorporation state that the authorized capital stock of GSB consists of 15,000,000 shares of common stock and 2,000,000 shares of preferred stock. As of [●], 2018, there were [●] shares of common stock outstanding and no shares of preferred stock outstanding.

GSB’s articles of incorporation permit its board of directors, without shareholder approval, to fix the preferences, limitations, and relative rights of its preferred stock and to establish series of such preferred stock and determine the variations between each series.

Voting and Voting Limitations

Parkway. Parkway’s bylaws provide that each shareholder is entitled to one vote for each share of common stock held by such shareholder. Parkway’s articles of incorporation do not provide for cumulative voting by shareholders in the election of directors.

GSB. GSB’s bylaws provide that each shareholder is entitled to one vote for each share of common stock held by such shareholder. GSB’s articles of incorporation do not provide for cumulative voting by shareholders in the election of directors.

Number of Directors

Parkway. Parkway’s bylaws state that there will be fourteen (14) directors on the Parkway Board. Parkway currently has thirteen (13) directors.

GSB. GSB’s bylaws state that the number of directors comprising the GSB Board will be fixed from time to time by the GSB Board, but shall consist of not less than the minimum number of directors required by North Carolina law. As of the date of this joint proxy statement/prospectus, North Carolina law requires at least five (5) directors for state-chartered banks. GSB currently has eight (8) directors.

Classification of Board of Directors

Parkway. Parkway has only one class of directors. Each director serves a one-year term until the next annual meeting of shareholders or until his or her successor is elected and qualified.

GSB. GSB has only one class of directors. Each director serves a one-year term until the next annual meeting of shareholders or until his or her successor is elected and qualified.

Removal of Directors

Parkway. Under Virginia law, the holders of Parkway common stock, at a special meeting called for such purpose, may remove any member of the Parkway Board elected by the holders of Parkway common stock, with or without cause.

GSB. GSB’s bylaws provide that any director may be removed from office, with or without cause, at any annual or special meeting of shareholders if the number of votes cast in favor of removal of the director exceeds the number of votes cast against such removal. A director may not be removed by the shareholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is the removal of the director.

Filing Vacancies on the Board of Directors

Parkway. Parkway’s articles of incorporation provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the Parkway Board or by the vote of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected or appointed to fill a vacancy will hold office until the expiration of the term of the director which such director replaced, and until his or her successor is elected and qualified.

GSB. GSB’s bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the GSB Board, or by GSB’s shareholders at any annual or special shareholder meeting, whichever group shall act first. If the directors remaining in office do not constitute a quorum, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors. Any director elected or appointed to fill a vacancy will hold office until the expiration of the term of the director which such director replaced, and until his or her successor is elected and qualified.

Shareholder Proposals and Director Nominations

Parkway. Parkway’s bylaws provide that a Parkway shareholder can submit proposals and nominate directors at an annual meeting by delivering written notice to the Secretary of Parkway not less than 60 and not more than 90 days prior to the one-year anniversary of the preceding year’s annual meeting, provided that if the next annual meeting is more than 30 days before or more than 60 days after such one-year anniversary, the notice must be delivered not later than 60 days prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made.

GSB. GSB’s bylaws provide that a GSB shareholder can nominate directors at an annual meeting by delivering written notice to the Secretary of GSB not less than 60 and not more than 90 days prior to the one-year anniversary of the preceding year’s annual meeting, provided that if the next annual meeting is more than 30 days before or more than 60 days after such one-year anniversary, the notice must be delivered not earlier than 90 days prior to such annual meeting and not later than 60 days prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made.

GSB’s bylaws do not restrict or condition the ability of GSB shareholders to submit other proposals to be considered at shareholder meetings.

Dividends

Parkway. Subject to any preferential rights of holders of any Parkway preferred stock outstanding, holders of shares of Parkway common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as, and if authorized by the Parkway Board.

GSB. Subject to any preferential rights of holders of any GSB preferred stock outstanding, holders of shares of GSB common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as, and if authorized by the GSB Board.

Quorum at Shareholder Meetings

Parkway. Parkway’s bylaws provide that the holders of a majority of the shares entitled to vote being present in person or by proxy shall constitute a quorum.

GSB. GSB’s bylaws provide that the holders of a majority of the shares entitled to vote being present in person or by proxy shall constitute a quorum.

Special Meetings of Shareholders

Parkway. Under Parkway’s bylaws, only the Chairman of the Board, the President, or a majority of the Parkway Board may call special meetings of shareholders. Shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

GSB. Under GSB’s bylaws, special meetings of shareholders may be called by or at the direction of the Chief Executive Officer of GSB or by the Secretary of GSB pursuant to a resolution duly adopted by the GSB Board. Under North Carolina law, a special meeting shall be held upon the written demand of holders of outstanding shares of GSB common stock representing at least 10% of the votes entitled to be cast on any matter proposed to be considered at the meeting. Shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

Limitations on Liability of Directors and Officers

Parkway. Parkway’s articles of incorporation provide that to the full extent that Virginia law permits the limitation or elimination of the liability of directors and officers, they will not be liable to Parkway or its shareholders. Virginia law currently does not permit any limitation of liability if a director engages in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

GSB. GSB’s articles of incorporation provide that to the full extent that North Carolina law permits the limitation or elimination of the liability of directors and officers, they will not be liable to GSB or its shareholders for monetary damages for breach of any duty as a director. Consistent with North Carolina law, GSB’s articles of incorporation currently do not permit any limitation of liability for (a) acts or omissions that, at the time of such act or omission, the director knew or believed were clearly in conflict with the best interests of GSB, (b) any transaction from which the director received an improper personal benefit, (c) acts or omissions occurring prior to the effective date of GSB’s articles of incorporation, (d) acts or omissions resulting in liability relating to unlawful distributions and (e) any other acts or omissions for which elimination of personal liability would be inconsistent with North Carolina banking laws.

Exclusive Forum

Parkway. Parkway’s bylaws provides that a circuit court or a federal district court with jurisdiction over the County of Grayson, Virginia shall be the sole and exclusive forum for (i) any derivative action brought on behalf of Parkway; (ii) any action for breach of duty to Parkway or Parkway’s shareholders by any current or former officer or director of Parkway; or (iii) any action against Parkway or any current or former officer or director of Parkway arising pursuant to the VSCA or Parkway’s articles of incorporation or bylaws.

GSB. Neither GSB’s articles of incorporation nor GSB’s bylaws provide for an exclusive forum.

Indemnification of Directors and Officers

Parkway. Parkway’s articles of incorporation require, to the fullest extent permitted by Virginia law, Parkway to indemnify any director who is made a party to any proceeding because he or she is or was a director of Parkway against any liability, including reasonable expenses and legal fees incurred in the proceeding. Parkway’s articles of incorporation also provide that Parkway may, but is not obligated to, indemnify its employees or agents. The Parkway Board may, by a majority vote of disinterested directors, cause Parkway to contract in advance to indemnify any person who is not a director or employee who was or is a party to any proceeding by reason of the fact that he or she is or was an employee or agent of Parkway, or was serving at the request of Parkway as a director, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. Parkway’s articles of incorporation also require Parkway to pay reasonable expenses incurred by a director in a proceeding in advance of the final disposition of any such proceeding, provided that the director undertakes to repay Parkway if it is ultimately determined that the director was not entitled to indemnification. Virginia law does not permit indemnification against willful misconduct or a knowing violation of the criminal law.

GSB. The bylaws of GSB provide that to the full extent permitted by North Carolina law, GSB is required to indemnify any person who at any time serves or has served as a director, officer, or employee of GSB, and any such person who serves or has served at the request of GSB as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Prior to final disposition of a proceeding or matter, GSB is required to pay the litigation expenses of a person who may be entitled to indemnification in connection with that proceeding or matter if it receives an undertaking by or on behalf of such person to repay the advanced amounts to GSB unless such person is ultimately determined to be entitled to indemnification. Under North Carolina law the indemnity provided in GSB’s bylaws is not available for any liability or expense incurred on account of a person’s activities which were, at the time taken, known or believed by such person to be clearly in conflict of the best interests of GSB.

Amendments to Articles of Incorporation and Bylaws

Parkway. Parkway’s articles of incorporation provide that amendments must be approved by a majority of the votes entitled to be cast by each voting group of shareholders entitled to vote and, if such amendments are not approved by at least two-thirds of the Continuing Directors, also by holders of more than two-thirds of the issued and outstanding shares of the common stock (the vote generally required under Virginia law). The term “Continuing Director” means (i) any initial director, or (ii) any individual elected to the Parkway Board at an annual meeting of the shareholders more than once, or (iii) any individual elected to fill a vacancy who received the affirmative vote of a majority of the Continuing Directors then on the Parkway Board and thereafter was elected to the Parkway Board at an annual meeting of the shareholders.

Parkway’s bylaws generally may be amended or altered by the Parkway Board by affirmative vote of a majority of directors unless bylaws adopted by the shareholders provide otherwise. Any bylaws made by the directors may be altered, amended, or repealed by the Parkway Board or the shareholders.

GSB. Under the NCBCA, unless a corporation’s articles of incorporation or bylaws adopted by shareholders provide otherwise, amendments to articles of incorporation must be approved by a majority of all votes entitled to be cast on the matter, and, if applicable, a majority of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment and a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights. GSB’s articles of incorporation do not contain requirements for the approval of amendments to its articles of incorporation; therefore, the default provisions of the NCBCA will apply to amendments of GSB’s articles of incorporation.

Under the NCBCA and GSB’s bylaws, GSB’s bylaws may be amended or repealed and new bylaws adopted by the GSB Board or GSB’s shareholders, but no bylaw adopted, amended or repealed by GSB’s shareholders may be readopted, amended or repealed by the GSB Board unless GSB’s articles of incorporation or a bylaw adopted by its shareholders authorize the GSB Board to adopt, amend or repeal that particular bylaw or the bylaws generally.

Votes on Mergers and Similar Transactions

Parkway. Parkway’s articles of incorporation provide that any merger or share exchange or any sale, lease, exchange, or other disposition of all or substantially all of Parkway’s assets otherwise than in the usual and regular course of business must be approved by a majority of the votes entitled to be cast by each voting group of shareholders entitled to vote and, if such transaction is not approved by at least two-thirds of the Continuing Directors, also by holders of more than two-thirds of the issued and outstanding shares of the common stock (the vote generally required under Virginia law).

GSB. Under the NCBCA, unless a corporation’s articles of incorporation provide otherwise, a merger must be authorized by each voting group entitled to vote on the plan of merger by a majority of all the votes entitled to be cast by that voting group. GSB’s articles of incorporation do not contain requirements for the approval of mergers, therefore the default of the NCBCA will apply to the approval requirements for a merger of GSB.

In the case of the merger of GSB with and into Skyline, the National Bank Act requires that, notwithstanding the requirements of the NCBCA, the merger of a state chartered bank, such as GSB, into a national bank, such as Skyline, be approved by at least two-thirds of the outstanding shares of GSB common stock entitled to vote on the merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF

PARKWAY

The following table sets forth information as of April 10, 2018 regarding the number of shares of Parkway common stock beneficially owned by each director, each named executive officer and by all directors and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the director or executive officer living in such person’s home, as well as shares, if any, held in the name of another person under an arrangement whereby the director or executive officer can vest title in himself at once or at some future time. Parkway is not aware of any person who beneficially owns more than five percent of Parkway’s common stock.

Amount and Nature of Beneficial Ownership (1)

Name of Beneficial Owner	Shares of Parkway Common Stock		Percent of Class
Directors and Named Executive Officers:
Jacky K. Anderson	12,355	(2)	*
Dr. J. Howard Conduff, Jr.	131,780	(3)	2.62%
Bryan L. Edwards	2,816		*
T. Mauyer Gallimore	8,151	(4)	*
Thomas M. Jackson, Jr.	11,120		*
R. Devereux Jarratt	36,951		*
Theresa S. Lazo	19,579	(5)	*
Carl J. Richardson	31,724	(6)	*
Melissa G. Rotenberry	1,500		*
James W. Shortt	2,456	(7)	*
John Michael Turman	13,279	(8)	*
J. David Vaughan	7,783	(9)	*
J. Allan Funk	6,952		*
Blake M. Edwards, Jr.	1,056		*
Rebecca M. Melton	5,258	(10)	*
All of Parkway’s directors and executive officers as a group (19 individuals)	296,878		5.91%

*	Represents less than 1% of outstanding common stock
(1)	Based on 5,021,376 shares of Parkway common stock outstanding as of March 15, 2018.
(2)	Shares are held jointly with children and former spouse.
(3)	Includes 11,163 shares owned jointly with his spouse and 8,297 shares owned by his sons.
(4)	Includes 7,501 shares owned jointly with his spouse.
(5)	Includes 2,914 shares owned jointly with her spouse.
(6)	Includes 20,724 shares owned jointly with his spouse.
(7)	Includes 1,189 shares owned by James W. Shortt & Associates, P.C.
(8)	Shares are held jointly with spouse.
(9)	Includes 1,526 shares owned jointly with his children.
(10)	Shares are held jointly with spouse.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF

GSB

The following table describes the beneficial ownership of GSB common stock as of April 12, 2018 by GSB’s directors and executive officers, individually, and by all of its current directors and executive officers as a group. For purposes of the table, GSB considers a director or executive officer to “beneficially own” shares held in his name, or in the name of any other person or entity, if the director or officer either directly, or indirectly through some agreement, arrangement, understanding or relationship, has or shares the right to vote or dispose of the shares, or to direct the voting or disposition of the shares, as well as shares that the director or officer has a right to acquire within the following 60 days. With the exceptions of Frank A. Stewart and William C. Warden, Jr., who are listed in the table below, no person is known to GSB to beneficially own more than 5% of the GSB common stock. The address for each of the following individuals is c/o Great State Bank, 1422 U.S. Highway 421, Wilkesboro, North Carolina, 28697.

Name of Beneficial Owner	Amount of Beneficial Ownership			Percent of Class (4)
	Shares Owned (1)	GSB Warrants (2)	Total Beneficial Ownership (3)
Nolan G. Brown	3,700	-0-	3,700	*
James M. Deal, Jr.	10,000	11,363	21,363	2.23%
C. Greg Edwards	13,250	11,363	24,613	2.56%
Larry J. Farthing	10,000	11,363	21,363	2.23%
James C. Faw	35,000	11,363	46,363	4.83%
Arnold N. Lakey	10,000	11,363	21,363	2.23%
W. David McNeill	17,500	11,363	28,863	3.01%
Ronald S. Pearson	1,000	-0-	1,000	*
Frank A. Stewart	94,000	-0-	94,000	9.91%
William C. Warden, Jr.	37,000	11,363	48,363	5.04%
All current directors and executive officers as a group (10 individuals)	231,450	79,541	310,991	30.24%

*	Represents less than 1% of outstanding common stock.
(1)	Includes the numbers of shares each person holds individually, as well as shares held by, or jointly with, his or her family members or entities they may be considered to control. Except as otherwise noted below, and to the best of GSB’s knowledge, each named individual exercises sole voting and/or investment power with respect to all listed shares. Certain of the named individuals may be considered to exercise shared voting and/or investment power with respect to certain of the listed shares held jointly, by family members or other persons, or corporations or other entities that they may be deemed to control as follows: Mr. Deal – 3,000 shares; Mr. Edwards – 250 shares; Mr. Farthing – 10,000 shares; Mr. Faw – 30,000 shares; Mr. Lakey – 10,000 shares; Mr. McNeill – 500 shares; Mr. Stewart – 94,000 shares; and all individuals included in the group – 147,750 shares. All shares listed for Mr. Warden are held by a limited liability company in which he is a managing member, and he disclaims ownership of the shares. Management of GSB is not aware of any of the listed shares that have been pledged as security for loans.
(2)	Includes the number of shares of GSB common stock that could be purchased under GBS Warrants. When GSB was incorporated and began operations in 2008, each original member of the GSB Board received warrants to purchase 11,363 shares in consideration for the personal risk and liability they assumed as members of GSB’s organizational board and guarantors of loans GSB obtained to pay its pre-opening organizational expenses.
(3)	“Total Beneficial Ownership” includes the number of outstanding shares with respect to which each individual may be considered to have sole or shared voting and/or investment power, plus the number of additional shares that each individual could purchase under GSB Warrants.
(4)	Percentages are calculated based on 948,710 total outstanding shares plus, in the case of each named individual and the group, the number of additional shares that could be purchased by that individual, or by persons included in the group, upon the exercise of GSB Warrants they hold.

EXPERTS

The consolidated financial statements of Parkway (formerly known as Grayson Bankshares, Inc.) and its subsidiary at December 31, 2017 and 2016, and for the years then ended, were audited by Elliott Davis, PLLC, an independent registered public accounting firm, and have been included in this joint proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of GSB at December 31, 2017 and 2016 and for the years then ended, were audited by Brown, Edwards & Company L.L.P., an independent auditor, and have been so included in this joint proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Parkway common stock to be issued in connection with the merger will be passed upon by Williams Mullen, who will also opine as to the material federal income tax consequences of the merger.

SUBMISSION OF FUTURE PARKWAY AND GSB SHAREHOLDER PROPOSALS

If the merger is completed, GSB will merge into Skyline, and there will not be any future meetings of GSB shareholders. In addition, if the merger is completed, GSB shareholders will become Parkway shareholders. For a shareholder to nominate a candidate for director at Parkway’s annual meeting of shareholders, notice of nomination must be received by the Secretary of Parkway not less than 60 days and not more than 90 days prior to the one-year anniversary of the preceding year’s annual meeting. The notice must describe various matters regarding the nominee and the shareholder giving the notice. For a shareholder to bring other business before Parkway’s annual meeting of shareholders, notice must be received by the Secretary of Parkway not less than 60 days and not more than 90 days prior to the one-year anniversary of the preceding year’s annual meeting. The notice must include a description of the proposed business, the reasons therefor, and other specified matters. It is presently anticipated that Parkway’s 2019 annual meeting of shareholders will be held on May 21, 2019. In order for a shareholder to bring business before Parkway’s 2019 annual meeting, written notice of his or her proposal must be received by the Secretary of Parkway at Parkway’s corporate office no later than [●], 2019 and no earlier than [●], 2019 and meet all other applicable requirements set forth in Parkway’s bylaws.

If, however, the merger is not completed or GSB is otherwise required to do so under applicable law, GSB will hold its 2018 annual meeting of shareholders, and it will notify shareholders of the date, time and place of that meeting as soon as practicable after it determines that it will or must hold a 2018 meeting. Any shareholder nominations intended to be presented at GSB’s next annual meeting must be submitted to GSB as set forth below.

GSB’s bylaws prescribe the procedure that a shareholder must follow to nominate directors before shareholders’ meetings. For a shareholder to nominate a candidate for director before a meeting of GSB’s shareholders, written notice of the shareholder’s nomination must be delivered to GSB’s Corporate Secretary at least 60 days, but not more than 90 days, prior to the first anniversary of the date of the preceding year’s annual meeting. If the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from that anniversary date, notice by a shareholder must be so delivered no earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. If the merger is not completed and GSB holds a 2019 annual meeting of shareholders, GSB also will notify shareholders of the date, time and place of that meeting and the same requirements described above will apply in determining the date by which notice of a shareholder’s nomination of a candidate for election as a director at that meeting must be delivered to GSB’s Corporate Secretary.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Parkway Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Parkway Acquisition Corp. and its subsidiary (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Elliott Davis, PLLC

We have served as the Company’s auditor since 1995.

Charlotte, North Carolina

March 23, 2018

Elliott Davis PLLC | www.elliottdavis.com

Consolidated Balance Sheets

December 31, 2017 and 2016

(dollars in thousands)	2017	2016
Assets

Cash and due from banks	$6,367	$7,215
Interest-bearing deposits with banks	8,739	19,399
Federal funds sold	7,769	9,294
Investment securities available for sale	50,675	62,540
Restricted equity securities	1,388	1,149
Loans, net of allowance for loan losses of $3,453 at December 31, 2017 and $3,420 at December 31, 2016	421,418	408,548
Cash value of life insurance	17,348	16,850
Foreclosed assets	0	70
Properties and equipment, net	17,646	17,970
Accrued interest receivable	1,737	1,732
Core deposit intangible	2,045	2,327
Deferred tax assets, net	2,965	5,872
Other assets	9,864	5,890

	$547,961	$558,856

Liabilities and Stockholders’ Equity

Liabilities
Deposits
Noninterest-bearing	$130,847	$127,224
Interest-bearing	357,594	372,163

Total deposits	488,441	499,387
Accrued interest payable	46	57
Other liabilities	2,292	3,946

	490,779	503,390

Commitments and contingencies (Note 16)

Stockholders’ Equity
Preferred stock, no par value; 5,000,000 shares authorized, none issued	0	—
Common stock, no par value; 25,000,000 shares authorized, 5,021,376 issued and outstanding at December 31, 2017 and 2016, respectively	0	—
Surplus	26,166	26,166
Retained earnings	32,526	30,654
Accumulated other comprehensive income (loss)	(1,510)	(1,354)

	57,182	55,466

	$547,961	$558,856

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2017 and 2016

(dollars in thousands except share amounts)	2017	2016
Interest income
Loans and fees on loans	$20,722	$16,284
Interest-bearing deposits in banks	48	37
Federal funds sold	111	46
Interest on securities:
Taxable	1,302	1,129
Exempt from federal income tax	0	3
Dividends	91	63

	22,274	17,562

Interest expense
Deposits	1,473	1,286
Interest on borrowings	1	442

	1,474	1,728

Net interest income	20,800	15,834
Provision for loan losses	217	(5)

Net interest income after provision for loan losses	20,583	15,839

Noninterest income
Service charges on deposit accounts	1,326	1,256
Other service charges and fees	1,597	1,346
Net realized gains on securities	242	364
Mortgage origination fees	293	167
Increase in cash value of life insurance	444	382
Bargain purchase gain	0	891
Other income	326	164

	4,228	4,570

Noninterest expenses
Salaries and employee benefits	10,283	8,630
Occupancy and equipment	2,588	1,985
Foreclosed asset expense, net	44	79
Data processing expense	1,177	888
FDIC Assessments	272	247
Advertising	612	211
Bank franchise tax	397	270
Professional fees	430	327
Supplies	277	159
Director fees	327	257
Merger related expenses	748	1,483
Other expense	2,125	2,280

	19,280	16,816

Income before income taxes	5,531	3,593
Income tax expense related to ordinary operations	1,669	1,175
Income tax expense related to change in tax rate	1,435	—

Total income tax expense	3,104	1,175
Net income	$2,427	$2,418

Basic earnings per share	$0.48	$0.60

Weighted average shares outstanding	5,021,376	4,026,114

Dividends declared per share	$0.16	$0.12

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

Years ended December 31, 2017 and 2016

(dollars in thousands)	2017	2016
Net Income	$2,427	$2,418

Other comprehensive income (loss)

Net change in pension reserve:
Change in pension reserve during the year	(67)	(261)
Tax related to change in pension reserve	23	89

Unrealized gains (losses) on investment securities available for sale:
Unrealized gains (losses) arising during the year	449	(331)
Tax related to unrealized (gains) losses	(153)	113
Reclassification of net realized gains during the year	(242)	(364)
Tax related to realized gains	82	124

Total other comprehensive income (loss)	92	(630)

Total comprehensive income	$2,519	$1,788

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2017 and 2016

(dollars in thousands except share amounts)
					Accumulated Other Comprehensive Loss
	Common Stock			Retained Earnings
	Shares	Amount	Surplus			Total
Balance, December 31, 2015	1,718,968	$2,149	$522	$28,709	$(724)	$30,656

Net income	—	—	—	2,418	—	2,418
Other comprehensive loss	—	—	—	—	(630)	(630)
Conversion of common stock in connection with new holding company on July 1, 2016:
Exchange of Grayson common stock, $1.25 par value	(1,718,968)	(2,149)	—	—	—	(2,149)
For Parkway common stock, no par value	3,025,384	—	2,419	—	—	2,149
Issuance of common stock in connection with acquisition of Cardinal Bankshares Corp	1,996,453	—	23,500	—	—	23,500
Redemption of fractional shares Issued in acquisition of Cardinal Bankshares Corp	(461)	—	(5)	—	—	(5)
Dividends paid prior to conversion	—	—	—	(172)	—	(172)
Dividends paid ($0.06 per share)	—	—	—	(301)	—	(301)

Balance, December 31, 2016	5,021,376	$—	$26,166	$30,654	$(1,354)	$55,466

Net income	0	0	0	2,427	0	2,427
Other comprehensive income	0	0	0	0	92	92
Reclassification of accumulated other comprehensive loss due to tax rate change	0	0	0	248	(248)	0
Dividends paid ($0.16 per share)	0	0	0	(803)	0	(803)

Balance, December 31, 2017	5,021,376	$0	$26,166	$32,526	$(1,510)	$57,182

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2017 and 2016

(dollars in thousands)	2017	2016
Cash flows from operating activities
Net income	$2,427	$2,418
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,315	883
Amortization of core deposit intangible	282	142
Accretion of loan discount and deposit premium, net	(1,245)	(1,047)
Bargain purchase gain	0	(891)
Increase in (reduction of) loan loss provision	217	(5)
Deferred income taxes	2,891	1,154
Net realized gains on securities	(242)	(364)
Accretion of discount on securities, net of
amortization of premiums	671	602
Deferred compensation	(50)	(77)
Net realized loss on foreclosed assets	23	37
Life insurance income	0	(97)
Changes in assets and liabilities:
Cash value of life insurance	(444)	(382)
Accrued interest receivable	(5)	100
Other assets	(4,127)	(209)
Accrued interest payable	(11)	(147)
Other liabilities	(1,604)	1,462

Net cash provided by operating activities	98	3,579

Cash flows from investing activities
Activity in available for sale securities:
Purchases	(1,914)	(17,881)
Sales	8,664	55,115
Maturities/calls/paydowns	4,893	14,349
Sales (purchases) or restricted equity securities	(239)	1,131
Net increase in loans	(12,070)	(12,105)
Proceeds from life insurance contracts	0	321
Proceeds from the sale of foreclosed assets	47	326
Purchases of property and equipment, net of sales	(991)	(674)
Cash received in business combination	0	11,698

Net cash (used in) provided by investing activities	(1,610)	52,280

Cash flows from financing activities
Net (decrease) increase in deposits	(10,718)	472
Net decrease in borrowings	0	(28,000)
Cash paid for fractional shares	0	(5)
Dividends paid	(803)	(473)

Net cash used in financing activities	(11,521)	(28,006)

Net (decrease) increase in cash and cash equivalents	(13,033)	27,853

Cash and cash equivalents, beginning	35,908	8,055

Cash and cash equivalents, ending	$22,875	$35,908

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2017 and 2016

(dollars in thousands)	2017	2016
Supplemental disclosure of cash flow information
Interest paid	$1,485	$1,840

Taxes paid	$70	$320

Supplemental disclosure of noncash investing activities
Effect on equity of change in net unrealized loss on available for sale securities	$136	$(458)

Effect on equity of change in unfunded pension liability	$(44)	$(172)

Transfers of loans to foreclosed properties	$0	$25

Business combinations
Assets acquired	$0	$253,135
Liabilities assumed	0	228,744

Net assets	$0	$24,391

Bargain purchase gain	$0	$891

Stock issued to acquire Cardinal Bankshares Corp.	$0	$23,500

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Parkway Acquisition Corp. (“Parkway”) was incorporated as a Virginia corporation on November 2, 2015. Parkway was formed as a business combination shell for the purpose of completing a business combination transaction between Grayson Bankshares, Inc. (“Grayson”) and Cardinal Bankshares Corporation (“Cardinal”). On November 6, 2015, Grayson, Cardinal and Parkway entered into an Agreement and Plan of Merger (the “merger agreement”), providing for the combination of the three companies. Terms of the merger agreement called for Grayson and Cardinal to merge with and into Parkway, with Parkway as the surviving corporation (the “merger”). The merger agreement established exchange ratios under which each share of Grayson common stock was converted to the right to receive 1.76 shares of common stock of Parkway, while each share of Cardinal common stock was converted to the right to receive 1.30 shares of common stock of Parkway. The exchange ratios resulted in Grayson shareholders receiving approximately 60% of the newly issued Parkway shares and Cardinal shareholders receiving approximately 40% of the newly issued Parkway shares. The merger was completed on July 1, 2016. Grayson is considered the acquiror and Cardinal is considered the acquiree in the transaction for accounting purposes.

Upon completion of the merger, the Bank of Floyd, a wholly-owned subsidiary of Cardinal, was merged with and into Grayson National Bank (the “Bank’), a wholly-owned subsidiary of Grayson. The Bank was organized under the laws of the United States in 1900 and now serves the Virginia counties of Grayson, Floyd, Carroll, Wythe, Montgomery and Roanoke, and the surrounding areas through sixteen full-service banking offices and two loan production offices. Effective March 13, 2017, the Bank changed its name to Skyline National Bank. As an FDIC-insured National Banking Association, the Bank is subject to regulation by the Comptroller of the Currency. Parkway is regulated by the Board of Governors of the Federal Reserve System.

For purposes of this annual report on Form 10-K, all information contained herein as of and for periods prior to July 1, 2016 reflects the operations of Grayson prior to the merger. Unless this report otherwise indicates or the context otherwise requires, all references to “Parkway” or the “Company” as of and for periods subsequent to July 1, 2016 refer to the combined company and its subsidiary as a combined entity after the merger, and all references to the “Company” as of and for periods prior to July 1, 2016 are references to Grayson and its subsidiary as a combined entity prior to the merger.

Critical Accounting Policies

Management believes the policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and the Board of Directors.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, which is wholly owned. All significant, intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Business Combinations

Generally, acquisitions are accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations. A business combination occurs when the Company acquires net assets that constitute a business, or acquires equity interests in one or more other entities that are businesses and obtains control over those entities. Business combinations are effected through the transfer of consideration consisting of cash and/or common stock and are accounted for using the acquisition method. Accordingly, the assets and liabilities of the acquired entity are recorded at their respective fair values as of the closing date of the acquisition. Determining the fair value of assets and liabilities, especially the loan portfolio, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. Fair values are subject to refinement for up to one year after the closing date of the acquisition as information relative to closing date fair values becomes available. The results of operations of an acquired entity are included in our consolidated results from the closing date of the merger, and prior periods are not restated. No allowance for loan losses related to the acquired loans is recorded on the acquisition date because the fair value of the loans acquired incorporates assumptions regarding future credit losses. The fair value estimates associated with the acquired loans include estimates related to expected prepayments and the amount and timing of expected principal, interest and other cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank’s loan portfolio consists of loans in its market area. Accordingly, the ultimate collectability of a substantial portion of the Bank’s loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank’s allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

The Company seeks strategies that minimize the tax effect of implementing their business strategies. As such, judgments are made regarding the ultimate consequence of long-term tax planning strategies, including the likelihood of future recognition of deferred tax benefits. The Company’s tax returns are subject to examination by both Federal and State authorities. Such examinations may result in the assessment of additional taxes, interest and penalties. As a result, the ultimate outcome, and the corresponding financial statement impact, can be difficult to predict with accuracy.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of Estimates, continued

Accounting for pension benefits, costs and related liabilities are developed using actuarial valuations. These valuations include key assumptions determined by management, including the discount rate and expected long-term rate of return on plan assets. Material changes in pension costs may occur in the future due to changes in these assumptions.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and amounts due from banks (including cash items in process of collection), interest-bearing deposits with banks and federal funds sold.

Trading Securities

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held to Maturity

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. The Company does not currently hold any securities classified as held to maturity.

Securities Available for Sale

Available for sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of accumulated other comprehensive income. Realized gains and losses on the sale of available for sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Declines in the fair value of individual held to maturity and available for sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs and the allowance for loan losses. Loan origination costs are capitalized and recognized as an adjustment to yield over the life of the related loan.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Payments received are first applied to

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Loans Receivable, continued

principal, and any remaining funds are then applied to interest. When facts and circumstances indicate the borrower has regained the ability to meet the required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Purchased Performing Loans – The Company accounts for performing loans acquired in business combinations using the contractual cash flows method of recognizing discount accretion based on the acquired loans’ contractual cash flows. Purchased performing loans are recorded at fair value, including a credit discount. The fair value discount is accreted as an adjustment to yield over the estimated lives of the loans. There is no allowance for loan losses established at the acquisition date for purchased performing loans. A provision for loan losses is recorded for any further deterioration in these loans subsequent to the acquisition

Purchased Credit-Impaired (“PCI”) Loans – Loans purchased with evidence of credit deterioration since origination, and for which it is probable that all contractually required payments will not be collected, are considered credit impaired. Evidence of credit quality deterioration as of the purchase date may include statistics such as internal risk grade and past due and nonaccrual status. Purchased impaired loans generally meet the Company’s definition for nonaccrual status. PCI loans are initially measured at fair value, which reflects estimated future credit losses expected to be incurred over the life of the loan. Accordingly, the associated allowance for credit losses related to these loans is not carried over at the acquisition date. Any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan when there is a reasonable expectation about the amount and timing of such cash flows. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable difference, and is available to absorb credit losses on those loans. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent significant increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges, or a reclassification of the nonaccretable difference with a positive impact on future interest income.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance, or portion thereof, is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component is calculated on an individual basis for larger-balance, non-homogeneous loans, which are considered impaired. A specific allowance is established when the discounted cash flows, collateral value (less disposal costs), or observable market price of the impaired loan is lower than its carrying value. The specific component of the allowance for smaller- balance loans whose terms have been modified in a troubled debt restructuring (TDR) is calculated on a pooled basis considering historical experience adjusted for qualitative factors. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for all loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Troubled Debt Restructurings

Under GAAP, the Bank is required to account for certain loan modifications or restructurings as “troubled debt restructurings” or “troubled debt restructured loans.” In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Bank for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that the Bank would not otherwise consider. Debt restructuring or loan modifications for a borrower do not necessarily always constitute a troubled debt restructuring, however, and troubled debt restructurings do not necessarily result in non-accrual loans. Troubled debt restructured loans are maintained in nonaccrual status until they have been performing in accordance with modified terms for a period of at least six months.

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	10-40
Furniture and equipment	5-12

Foreclosed Assets

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in foreclosure expense on the consolidated statements of income.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Pension Plan

Prior to the merger, both Grayson National Bank (Grayson) and Bank of Floyd (Floyd) had qualified noncontributory defined benefit pension plans in place which covered substantially all of each bank’s employees. The benefits in each plan are primarily based on years of service and earnings. Both Grayson and Floyd plans were amended to freeze benefit accruals for all eligible employees prior to the effective date of the merger. Grayson’s plan is a single-employer plan, the funded status of which is measured as the difference between the fair value of plan assets and the projected benefit obligation. Floyd’s plan is a multi-employer plan for accounting purposes and is a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Core Deposit Intangible

Core deposit intangibles represent the value of long-term deposit relationships acquired in a business combination. Core deposit intangibles are amortized over the estimated useful lives of the deposit accounts acquired (generally twenty years on an accelerated basis).

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Income Taxes, continued

The Company has early adopted ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” which is considered a change in accounting principle. Because the required adjustment of deferred taxes is required to be included in income from continuing operations, the tax effects of items within accumulated other comprehensive income (commonly referred to as “stranded” tax effects) would not reflect the appropriate tax rate. Adoption of this ASU eliminates the “stranded” tax effects associated with the change in the federal corporate income tax rate in the Tax Cuts and Jobs Act of 2017. The Company has reclassified “stranded” tax effects totaling $248 thousand from accumulated other comprehensive loss to retained earnings and these reclassified amounts are reflected in the accompanying consolidated statements of changes in stockholders’ equity.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and changes in the funded status of the pension plan which are also recognized as separate components of equity. The accumulated balances related to each component of other comprehensive income (loss) are as follows:

(dollars in thousands)	Unrealized Gains And Losses On Available for Sale Securities	Defined Benefit Pension Items	Total
Balance, December 31, 2015	$(116)	$(608)	$(724)
Other comprehensive loss before reclassifications	(218)	(172)	(390)
Amounts reclassified from accumulated other comprehensive (loss)	(240)	—	(240)

Balance, December 31, 2016	$(574)	$(780)	$(1,354)
Other comprehensive income (loss) before reclassifications	296	(44)	252
Amounts reclassified from accumulated other comprehensive loss	(160)	0	(160)
Amounts reclassified to retained earnings from other comprehensive loss due to tax rate change	(85)	(163)	(248)

Balance, December 31, 2017	$(523)	$(987)	$(1,510)

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years presented is not material.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under line of credit arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 12. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassification

Certain reclassifications have been made to the prior years’ financial statements to place them on a comparable basis with the current presentation. Net income and stockholders’ equity previously reported were not affected by these reclassifications.

Recent Accounting Pronouncements

The following accounting standards may affect the future financial reporting by the Company:

In May 2014, the FASB issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. The guidance will be effective for the Company for reporting periods beginning after December 15, 2017. The Company will apply the guidance using a full retrospective approach. The Company’s revenue is comprised of net interest income and noninterest income. The scope of the guidance explicitly excludes net interest income as well as many other revenues for financial assets and liabilities including loans, leases, securities, and derivatives. Accordingly, the majority of our revenues will not be affected. The Company is currently assessing our revenue contracts related to revenue streams that are within the scope of the standard. Our accounting policies will not change materially since the principles of revenue recognition from the ASU are largely consistent with existing guidance and current practices applied by our businesses. We have not identified material changes to the timing or amount of revenue recognition. Based on the updated guidance, we do anticipate changes in our disclosures associated with our revenues. We will provide qualitative disclosures of our performance obligations related to our revenue recognition and we continue to evaluate disaggregation for significant categories of revenue in the scope of the guidance.

In August 2015, the FASB deferred the effective date of ASU 2014-09, Revenue from Contracts with Customers. As a result of the deferral, the guidance in ASU 2014-09 will be effective for the Company for reposting periods beginning after December 15, 2017. The Company will apply the guidance using a full retrospective approach. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In January 2016, the FASB amended the Financial Instruments topic of the Accounting Standards Codification to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will apply the guidance by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

without readily determinable fair values will be applied prospectively to equity investments that exist as of the date of adoption of the amendments. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In February 2016, the FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

We expect to adopt the guidance using the modified retrospective method and practical expedients for transition. The practical expedients allow us to largely account for our existing leases consistent with current guidance except for the incremental balance sheet recognition for lessees. We have started an initial evaluation of our leasing contracts and activities. We have also started developing our methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments. We do not expect a material change to the timing of expense recognition, but we are early in the implementation process and will continue to evaluate the impact. We are evaluating our existing disclosures and may need to provide additional information as a result of adoption of the ASU.

In March 2016, the FASB amended the Revenue from Contracts with Customers topic of the Accounting Standards Codification to clarify the implementation guidance on principal versus agent considerations and address how an entity should assess whether it is the principal or the agent in contracts that include three or more parties. The amendments will be effective for the Company for reporting periods beginning after December 15, 2017. The Company does not expect these amendments to have a material effect on its financial statements.

In May 2016, the FASB amended the Revenue from Contracts with Customers topic of the Accounting Standards Codification to clarify guidance related to collectability, noncash consideration, presentation of sales tax, and transition. The amendments will be effective for the Company for reporting periods beginning after December 15, 2017. The Company does not expect these amendments to have a material effect on its financial statements.

In June 2016, the FASB issued guidance to change the accounting for credit losses and modify the impairment model for certain debt securities. The amendments will be effective for the Company for reporting periods beginning after December 15, 2019. Early adoption is permitted for all organizations for periods beginning after December 15, 2018. The Company will apply the amendments to the ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. While early adoption is permitted beginning in first quarter 2019, we do not expect to elect that option. We are evaluating the impact of the ASU on our consolidated financial statements. We expect the ASU will result in an increase in the recorded allowance for loan losses given the change to estimated losses over the contractual life of the loans adjusted for expected prepayments. The majority of the increase results from longer duration portfolios. In addition to our allowance for loan losses, we will also record an allowance for credit losses on debt securities instead of applying the impairment model currently utilized. The amount of the adjustments will be impacted by each portfolio’s composition and credit quality at the adoption date as well as economic conditions and forecasts at that time.

In December 2016, the FASB issued technical corrections and improvements to the Revenue from Contracts with Customers Topic. These corrections make a limited number of revisions to several pieces of the revenue recognition standard issued in 2014. The effective date and transition requirements for the technical corrections

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

will be effective for the Company for reporting periods beginning after December 15, 2017. The Company will apply the guidance using a full retrospective approach. The Company does not expect these amendments to have a material effect on its financial statements.

In January 2017, the FASB issued guidance to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendment to the Business Combinations Topic is intended to address concerns that the existing definition of a business has been applied too broadly and has resulted in many transactions being recorded as business acquisitions that in substance are more akin to asset acquisitions. The guidance will be effective for the Company for reporting periods beginning after December 15, 2017. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.

In January 2017, the FASB updated the Accounting Changes and Error Corrections and the Investments—Equity Method and Joint Ventures Topics of the Accounting Standards Codification. The ASU incorporates into the Accounting Standards Codification recent SEC guidance about disclosing, under SEC SAB Topic 11.M, the effect on financial statements of adopting the revenue, leases, and credit losses standards. The ASU was effective upon issuance. The Company is currently evaluating the impact on additional disclosure requirements as each of the standards is adopted, however it does not expect these amendments to have a material effect on its financial position, results of operations or cash flows.

In February 2017, the FASB amended the Other Income Topic of the Accounting Standards Codification to clarify the scope of the guidance on nonfinancial asset derecognition as well as the accounting for partial sales of nonfinancial assets. The amendments conform the derecognition guidance on nonfinancial assets with the model for transactions in the new revenue standard. The amendments will be effective for the Company for reporting periods beginning after December 15, 2017. The Company does not expect these amendments to have a material effect on its financial statements.

In March 2017, the FASB amended the requirements in the Compensation—Retirement Benefits Topic of the Accounting Standards Codification related to the income statement presentation of the components of net periodic benefit cost for an entity’s sponsored defined benefit pension and other postretirement plans. The amendments will be effective for the Company for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.

In March 2017, the FASB amended the requirements in the Receivables—Nonrefundable Fees and Other Costs Topic of the Accounting Standards Codification related to the amortization period for certain purchased callable debt securities held at a premium. The amendments shorten the amortization period for the premium to the earliest call date. The amendments will be effective for the Company for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its financial statements.

In November 2017, the FASB updated the Income Statement and Revenue from Contracts with Customers Topics of the Accounting Standards Codification. The amendments incorporate into the Accounting Standards Codification recent SEC guidance related to revenue recognition. The amendments were effective upon issuance. The Company is currently evaluating the impact on revenue recognition, however it does not expect these amendments to have a material effect on its financial statements.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In February 2018, the FASB Issued ASU 2018-02, Income Statement (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which requires Companies to reclassify the stranded effects in other comprehensive income to retained earnings as a result of the change in the tax rates under the Tax Cuts and Jobs Act. The Company has opted to early adopt this pronouncement by retrospective application to each period in which the effect of the change in the tax rate under the Tax Cuts and Jobs Act is recognized. The impact of the reclassification from other comprehensive income to retained earnings is $248 thousand for the year ended December 31, 2017.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

Note 2. Business Combinations

On July 1, 2016, Parkway completed its merger with Grayson and Cardinal. Parkway had no material assets or liabilities and did not conduct any business prior to consummation of the merger except to perform its obligations under the merger agreement. As such, Grayson was considered the acquiring entity in this business combination for accounting purposes. Under the terms of the merger agreement, each share of Grayson common stock was converted to the right to receive 1.76 shares of common stock of Parkway, while each share of Cardinal common stock was converted to the right to receive 1.30 shares of common stock of Parkway. There was no trading market and no market price for Parkway common stock on the date of the transaction. Parkway was quoted on the OTC Markets and began trading on August 31, 2016; however, Parkway was a new company and the stock was thinly traded. Grayson, as the accounting acquirer at the time of the merger, was also thinly traded and the limited number of shares traded prior to the acquisition were not considered indicative of trading value. Due to the limited trading history of Parkway and Grayson, the Company engaged a third party to determine the value of the transaction as well as the value of the consideration paid to Cardinal as a result of the transaction. The Company also engaged a third party to calculate fair values of all assets and liabilities acquired in the transaction. These valuations were subject to review and refinement for up to one year following the merger date, however so subsequent valuation adjustments were made.

The following table presents the Cardinal assets acquired and liabilities assumed as of July 1, 2016 as well as the related fair value adjustments and determination of purchase gain.

(dollars in thousands)	As Reported by Cardinal	Fair Value Adjustments		As Reported by Parkway
Assets
Cash and cash equivalents	$11,698	$—		$11,698
Investment securities	59,327	(322	)(a)	59,005
Restricted equity securities	1,308	—		1,308
Loans	164,044	(6,192	)(b)	157,852
Allowance for loan losses	(2,123)	2,123	(c)	—
Cash value of life insurance	6,714	—		6,714
Property and equipment	5,384	1,039	(d)	6,423
Intangible assets	—	2,469	(e)	2,469
Accrued interest receivable	539	—		539
Other assets	2,450	4,677	(f)	7,127

Total assets acquired	$249,341	$3,794		$253,135

Notes to Consolidated Financial Statements

Note 2. Business Combinations, continued

(dollars in thousands)	As Reported by Cardinal	Fair Value Adjustments		As Reported by Parkway
Liabilities
Deposits	$218,671	$602	(g)	$219,273
Borrowings	8,000	—	(h)	8,000
Accrued interest payable	35	—		35
Other liabilities	1,289	147	(i)	1,436

Total liabilities acquired	$227,995	$749		$228,744

Net assets acquired				24,391
Total consideration paid				23,500

Purchase gain				$891

Explanation of fair value adjustments:

(a)	Reflects the opening fair value of securities portfolio, which was established as the new book basis of the portfolio.

(b)	Reflects the fair value adjustment based on the Company’s third party valuation report.

(c)	Existing allowance for loan losses eliminated to reflect accounting guidance.

(d)	Estimated adjustment to Cardinal’s real property based upon third-party appraisals and the Company’s evaluation of equipment and other fixed assets.

(e)	Reflects the recording of the estimated core deposit intangible based on the Company’s third party valuation report.

(f)	Recording of deferred tax asset generated by the net fair value adjustments (tax rate = 34%). Also recognizes partial reversal of Cardinal’s deferred tax asset valuation allowance.

(g)	Estimated fair value adjustment to time deposits based on the Company’s third party evaluation report on deposits assumed.

(h)	Cardinal’s borrowings were overnight borrowings and carried at fair value therefore no adjustment was required.

(i)	Reflects the fair value adjustment based on the Company’s evaluation of acquired other liabilities.

The merger was accounted for under the acquisition method of accounting. The assets and liabilities of Cardinal were recorded at their estimated fair values and added to those of Grayson for periods following the merger date. Valuations of acquired Cardinal assets and liabilities were subject to refinement for up to one year following the merger date.

There are two methods to account for acquired loans as part of a business combination. Acquired loans that contain evidence of credit deterioration on the date of purchase are carried at the net present value of expected future proceeds in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 310-30. All other acquired loans are recorded at their initial fair value, adjusted for subsequent advances, pay downs, amortization or accretion of any premium or discount on purchase, charge-offs and any other adjustment to carrying value in accordance with ASC 310-20.

Notes to Consolidated Financial Statements

Note 2. Business Combinations, continued

Due to the limited trading history of Parkway and Grayson, the Company engaged a third party to determine the value of the transaction as well as the value of the consideration paid to Cardinal as a result of the transaction. The determined value of consideration received by Cardinal, when compared to the fair value of the net assets acquired from Cardinal, resulted in a bargain purchase gain of $891 thousand. The determined value of consideration received by Cardinal represented a premium when compared to the market price of Parkway stock, which was not publicly traded on the date of the merger. The premium results from enhanced cash flows and a lower required rate of return which are expected to be realized by Parkway, as compared to Grayson or Cardinal on a standalone basis. The merger of Grayson and Cardinal is expected to increase loan revenues due to an increased legal lending limit and expanded market area. Fee income is also expected to increase due to the larger deposit population. Significant cost savings are expected to be realized, particularly in the areas of salaries and benefits, data processing fees, and professional fees. A lower required rate of return is anticipated due to increased access to capital and an expected increase in liquidity of shares due to higher trading volumes.

The following table presents the assets and liabilities of Parkway and Grayson prior to the merger, the estimated fair value of Cardinal assets acquired and liabilities assumed, and the resulting estimated balance sheet of Parkway immediately following the merger on July 1, 2016.

(dollars in thousands)	Pre-Merger Parkway	Pre-Merger Grayson	Cardinal Acquired	Post-Merger Parkway
Assets
Cash and cash equivalents	$—	$13,117	$11,698	$24,815
Investment securities	—	33,847	59,005	92,852
Restricted equity securities	—	971	1,308	2,279
Loans	—	244,800	157,852	402,652
Allowance for loan losses	—	(3,309)	—	(3,309)
Cash value of life insurance	—	10,122	6,714	16,836
Foreclosed assets	—	95	—	95
Property and equipment	—	11,548	6,423	17,971
Goodwill and other intangible assets	—	—	2,469	2,469
Accrued interest receivable	—	1,253	539	1,792
Other assets	—	5,044	7,127	12,171

Total assets	$—	$317,488	$253,135	$570,623

Liabilities
Deposits	$—	$274,265	$219,273	$493,538
Borrowings	—	10,000	8,000	18,000
Accrued interest payable	—	96	35	131
Other liabilities	—	1,146	1,436	2,582

Total liabilities	$—	$285,507	$228,744	$514,251

Shareholders’ Equity	$—	$31,981	$24,391	$56,372

Supplemental Pro Forma Information (dollars in thousands except per share data)

The table below presents supplemental pro forma information as if the Cardinal acquisition had occurred at the beginning of the earliest period presented, which was January 1, 2016. Pro forma results include adjustments for amortization and accretion of fair value adjustments and do not include any projected cost savings or other anticipated benefits of the merger. Therefore, the pro forma financial information is not indicative of the results of operations that would have occurred had the transactions been effected on the assumed date. Pre-tax merger-related

Notes to Consolidated Financial Statements

Note 2. Business Combinations, continued

costs of $1.5 million are included in the Company’s consolidated statements of operations for the year ended December 31, 2016, and are not included in the pro forma information below.

Year Ended December 31, 2016
(unaudited)
Net interest income	$19,620
Net income (a)	$2,935
Basic and diluted weighted average shares outstanding (b)	5,021,376
Basic and diluted earnings per common share	$0.58

(a)	Supplemental pro forma net income includes the impact of certain fair value adjustments. Supplemental pro forma net income does not include assumptions on cost savings or the impact of merger-related expenses.
(b)	Weighted average shares outstanding includes the full effect of the common stock issued in connection with the Cardinal acquisition as of the earliest reporting date.

From the acquisition date of July 1, 2016 through December 31, 2016, Cardinal recorded actual net interest income of $3.5 million, non-interest income of $415 thousand, and net income of $133 thousand. These results do not include adjustments for amortization and accretion of fair value adjustments resulting from the application of purchase accounting guidance.

Note 3. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $3.6 million and $4.6 million for the periods including December 31, 2017 and 2016, respectively.

Note 4. Investment Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values at December 31 follow:

(dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2017
Available for sale:
Mortgage-backed securities	$28,780	$0	$(626)	$28,154
Corporate securities	3,016	0	(80)	2,936
State and municipal securities	19,542	155	(112)	19,585

	$51,338	$155	$(818)	$50,675

2016
Available for sale:
Government sponsored enterprises	$2,046	$236	$(73)	$2,209
Mortgage-backed securities	36,021	4	(823)	35,202
Corporate securities	3,061	—	(87)	2,974
State and municipal securities	22,282	97	(224)	22,155

	$63,410	$337	$(1,207)	$62,540

Notes to Consolidated Financial Statements

Note 4. Investment Securities, continued

Restricted equity securities were $1.4 million and $1.1 million at December 31, 2017 and 2016, respectively. Restricted equity securities consist of investments in stock of the Federal Home Loan Bank of Atlanta (FHLB), Community Bankers Bank, Pacific Coast Bankers Bank, and the Federal Reserve Bank of Richmond, all of which are carried at cost. All of these entities are upstream correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow money. The Bank is required to hold that stock so long as it borrows from the FHLB. The Federal Reserve requires Banks to purchase stock as a condition for membership in the Federal Reserve System. The Bank’s stock in Community Bankers Bank and Pacific Coast Bankers Bank is restricted only in the fact that the stock may only be repurchased by the respective banks.

The following tables details unrealized losses and related fair values in the Company’s held to maturity and available for sale investment securities portfolios. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2017 and 2016.

	Less Than 12 Months		12 Months or More		Total
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2017
Available for sale:
Mortgage-backed securities	$15,791	$(324)	$12,361	$(302)	$28,152	$(626)
Corporate securities	1,506	(10)	1,430	(70)	2,936	(80)
State and municipal securities	5,284	(44)	2,758	(68)	8,042	(112)

Total securities available for sale	$22,581	$(378)	$16,549	$(440)	$39,130	$(818)

2016
Available for sale:
Government sponsored enterprises	$—	$—	$1,924	$(73)	$1,924	$(73)
Mortgage-backed securities	31,759	(789)	688	(34)	32,447	(823)
Corporate securities	1,548	(12)	1,425	(75)	2,973	(87)
State and municipal securities	12,208	(224)	—	—	12,208	(224)

Total securities available for sale	$45,515	$(1,025)	$4,037	$(182)	$49,552	$(1,207)

At December 31, 2017, 35 debt securities with unrealized losses had depreciated 2.05 percent from their total amortized cost basis. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, and the financial condition and near-term prospects of the issuer. The relative significance of these and other factors will vary on a case by case basis. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, the results of reviews of the issuer’s financial condition and the issuer’s anticipated ability to pay the contractual cash flows of the investments. Since the Company intends to hold all of its investment securities until maturity, and it is more likely than not that the Company will not have to sell any of its investment securities before unrealized losses have been recovered, and the Company expects to recover the entire amount of the amortized cost basis of all its securities, none of the securities are deemed other than temporarily impaired at December 31, 2017. Management continues to monitor all of these securities with a high degree of scrutiny. There can be no assurance that the Company will not conclude in future periods that conditions existing at that time indicate some or all of these securities are other than temporarily impaired, which could require a charge to earnings in such periods.

Notes to Consolidated Financial Statements

Note 4. Investment Securities, continued

Proceeds from the sales of investment securities available for sale were $8.7 and $55.1 million for the years ended December 31, 2017 and 2016, respectively. Gross realized gains and losses for the years ended December 31 are as follows:

(dollars in thousands)	2017	2016
Realized gains	$257	$369
Realized losses	(15)	(5)

	$242	$364

There were no securities transferred between the available for sale and held to maturity portfolios or other sales of held to maturity securities during the periods presented. In the future management may elect to classify securities as held to maturity based upon such considerations as the nature of the security, the Bank’s ability to hold the security until maturity, and general economic conditions.

The scheduled maturities of securities available for sale at December 31, 2017, were as follows:

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$729	$730
Due after one year through five years	8,435	8,398
Due after five years through ten years	21,371	20,975
Due after ten years	20,803	20,572

	$51,338	$50,675

Maturities of mortgage backed securities are based on contractual amounts. Actual maturity will vary as loans underlying the securities are prepaid.

Investment securities with amortized cost of approximately $11.2 million at December 31, 2017 and 2016, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Note 5. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2017 and December 31, 2016 are as follows:

(dollars in thousands)	2017	2016
Commercial & agricultural	$25,672	$26,086
Commercial mortgage	125,661	128,515
Construction & development	25,475	26,464
Farmland	33,353	33,531
Residential	199,120	187,188
Consumer & other	15,590	10,184

Total loans	424,871	411,968
Allowance for loan losses	(3,453)	(3,420)

Loans, net of allowance for loan losses	$421,418	$408,548

Notes to Consolidated Financial Statements

Note 5. Loans Receivable, continued

The major components of loans, net of fair value adjustments, acquired from Cardinal as of July 1, 2016, the acquisition date, are as follows:

(dollars in thousands)
Commercial & agricultural	$15,897
Commercial mortgage	76,968
Construction & development	7,800
Farmland	4,146
Residential	49,609
Consumer & other	3,432

Total loans acquired	$157,852

As of the acquisition date, all loans acquired from Cardinal were considered to be performing loans therefore there were no purchased credit impaired loans.

As of December 31, 2017 and 2016, substantially all of the Bank’s residential 1-4 family loans were pledged as collateral toward borrowings with the Federal Home Loan Bank.

Note 6. Allowance for Loan Losses and Impaired Loans

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed to be sufficient to provide for estimated loan losses based on evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management’s comprehensive analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the amount and composition of the loan portfolio, delinquency levels, actual loss experience, current economic conditions, and detailed analysis of individual loans for which the full collectability may not be assured. The detailed analysis includes methods to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific and general components. The specific component is calculated on an individual basis for larger-balance, non-homogeneous loans, which are considered impaired. A specific allowance is established when the discounted cash flows, collateral value (less disposal costs), or observable market price of the impaired loan is lower than its carrying value. The specific component of the allowance for smaller-balance loans whose terms have been modified in a troubled debt restructuring (TDR) is calculated on a pooled basis considering historical experience adjusted for qualitative factors. These smaller-balance TDRs were collectively evaluated for impairment. The general component covers the remaining loan portfolio, and is based on historical loss experience adjusted for qualitative factors. The appropriateness of the allowance for loan losses on loans is estimated based upon these factors and trends identified by management at the time financial statements are prepared.

A provision for loan losses is charged against operations and is added to the allowance for loan losses based on quarterly comprehensive analyses of the loan portfolio. The allowance for loan losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. While management has allocated the allowance for loan losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.

Notes to Consolidated Financial Statements

Note 6. Allowance for Loan Losses and Impaired Loans, continued

Allowance for Loan Losses, continued

The following table presents activity in the allowance by loan category and information on the loans evaluated individually for impairment and collectively evaluated for impairment as of December 31, 2017 and December 31, 2016:

Allowance for Loan Losses and Recorded Investment in Loans

(dollars in thousands)	Construction & Development	Farmland	Residential	Commercial Mortgage	Commercial & Agricultural	Consumer & Other	Total
December 31, 2017
Allowance for loan losses:
Beginning Balance	$319	$342	$1,841	$600	$210	$108	$3,420
Charge-offs	(33)	(34)	(89)	(59)	(27)	(76)	(318)
Recoveries	56	0	23	0	33	22	134
Provision	(103)	50	100	78	66	26	217

Ending Balance	$239	$358	$1,875	$619	$282	$80	$3,453

Ending balance: individually evaluated for impairment	$0	$49	$42	$0	$0	$0	$91

Ending balance: collectively evaluated for impairment	$239	$309	$1,833	$619	$282	$80	$3,362

Loans outstanding:
Ending Balance	$25,475	$33,353	$199,120	$125,661	$25,672	$15,590	$424,871

Ending balance: individually evaluated for impairment	$0	$5,069	$1,556	$0	$0	$0	$6,625

Ending balance: collectively evaluated for impairment	$25,475	$28,284	$197,564	$125,661	$25,672	$15,590	$418,246

December 31, 2016
Allowance for loan losses:
Beginning Balance	$344	$435	$1,887	$578	$136	$38	$3,418
Charge-offs	(20)	—	(84)	(21)	(19)	(70)	(214)
Recoveries	98	59	22	—	8	34	221
Provision	(103)	(152)	16	43	85	106	(5)

Ending Balance	$319	$342	$1,841	$600	$210	$108	$3,420

Ending balance: individually evaluated for impairment	$—	$57	$184	$—	$—	$—	$241

Ending balance: collectively evaluated for impairment	$319	$285	$1,657	$600	$210	$108	$3,179

Notes to Consolidated Financial Statements

Note 6. Allowance for Loan Losses and Impaired Loans, continued

Allowance for Loan Losses, continued

(dollars in thousands)	Construction & Development	Farmland	Residential	Commercial Mortgage	Commercial & Agricultural	Consumer & Other	Total
Loans outstanding:
Ending Balance	$26,464	$33,531	$187,188	$128,515	$26,086	$10,184	$411,968

Ending balance: individually evaluated for impairment	$580	$5,030	$1,533	$114	$—	$—	$7,257

Ending balance: collectively evaluated for impairment	$25,884	$28,501	$185,655	$128,401	$26,086	$10,184	$404,711

As of December 31, 2017 and December 31, 2016, the Bank had no unallocated reserves included in the allowance for loan losses.

Management closely monitors the quality of the loan portfolio and has established a loan review process designed to help grade the quality of the Bank’s loan portfolio. The Bank’s loan ratings coincide with the “Substandard,” “Doubtful” and “Loss” classifications used by federal regulators in their examination of financial institutions. Generally, an asset is considered Substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard assets include those characterized by the distinct possibility that the insured financial institution will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all the weaknesses inherent in assets classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets classified as Loss are those considered uncollectible, and of such little value that its continuance on the books is not warranted. Assets that do not currently expose the insured financial institutions to sufficient risk to warrant classification in one of the aforementioned categories but otherwise possess weaknesses are designated “Special Mention.” Management also maintains a listing of loans designated “Watch”. These loans represent borrowers with declining earnings, strained cash flow, increasing leverage and/or weakening market fundamentals that indicate above average risk. As of December 31, 2017 and December 31, 2016, respectively, the Bank had no loans graded “Doubtful” or “Loss” included in the balance of total loans outstanding.

The following table lists the loan grades utilized by the Bank and the corresponding total of outstanding loans in each category as of December 31, 2017 and December 31, 2016:

Credit Risk Profile by Internally Assigned Grades

	Loan Grades
(dollars in thousands)	Pass	Watch	Special Mention	Substandard	Total
December 31, 2017
Real Estate Secured:
Construction & development	$24,612	$652	$0	$211	$25,475
Farmland	23,935	4,895	74	4,449	33,353
Residential	183,543	12,464	200	2,913	199,120
Commercial mortgage	106,102	15,291	1,611	2,657	125,661

Notes to Consolidated Financial Statements

Note 6. Allowance for Loan Losses and Impaired Loans, continued

Allowance for Loan Losses, continued

	Loan Grades
(dollars in thousands)	Pass	Watch	Special Mention	Substandard	Total
Non-Real Estate Secured:
Commercial & agricultural	$22,446	$2,057	$649	$520	$25,672
Consumer & other	15,262	328	0	0	15,590

Total	$375,900	$35,687	$2,534	$10,750	$424,871

December 31, 2016
Real Estate Secured:
Construction & development	$24,659	$902	$—	$903	$26,464
Farmland	23,201	5,276	—	5,054	33,531
Residential	170,885	14,081	—	2,222	187,188
Commercial mortgage	105,317	13,449	3,353	6,396	128,515
Non-Real Estate Secured:
Commercial & agricultural	22,719	2,333	485	549	26,086
Consumer & other	10,018	126	—	40	10,184

Total	$356,799	$36,167	$3,838	$15,164	$411,968

Loans may be placed in nonaccrual status when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Payments received are first applied to principal, and any remaining funds are then applied to interest. Loans are removed from nonaccrual status when they are deemed a loss and charged to the allowance, transferred to foreclosed assets, or returned to accrual status based upon performance consistent with the original terms of the loan or a subsequent restructuring thereof.

The following table presents an age analysis of nonaccrual and past due loans by category as of December 31, 2017 and December 31, 2016:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90+ Days Past Due and Still Accruing	Nonaccrual Loans
December 31, 2017
Real Estate Secured:
Construction & development	$0	$0	$227	$227	$25,248	$25,475	$0	$226
Farmland	188	0	308	496	32,857	33,353	0	3,610
Residential	395	334	710	1,439	197,681	199,120	0	1,211
Commercial mortgage	0	0	194	194	125,467	125,661	0	194
Non-Real Estate Secured:
Commercial & agricultural	70	0	23	93	25,579	25,672	0	94
Consumer & other	2	24	0	26	15,564	15,590	0	0

Total	$655	$358	$1,462	$2,475	$422,396	$424,871	$0	$5,335

Notes to Consolidated Financial Statements

Note 6. Allowance for Loan Losses and Impaired Loans, continued

Allowance for Loan Losses, continued

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90+ Days Past Due and Still Accruing	Nonaccrual Loans
December 31, 2016
Real Estate Secured:
Construction & development	$—	$—	$390	$390	$26,074	$26,464	$—	$647
Farmland	343	—	—	343	33,188	33,531	—	3,310
Residential	413	48	19	480	186,708	187,188	—	31
Commercial mortgage	25	227	426	678	127,837	128,515	—	640
Non-Real Estate Secured:
Commercial & agricultural	67	—	25	92	25,994	26,086	—	31
Consumer & other	5	6	—	11	10,173	10,184	—	5

Total	$853	$281	$860	$1,994	$409,974	$411,968	$—	$4,664

Impaired Loans

A loan is considered impaired when it is probable that the Bank will be unable to collect all contractual principal and interest payments due in accordance with the original or modified terms of the loan agreement. Smaller balance homogenous loans may be collectively evaluated for impairment. Non-homogenous impaired loans are either measured based on the estimated fair value of the collateral less estimated cost to sell if the loan is considered collateral dependent, or measured based on the present value of expected future cash flows if not collateral dependent. The valuation of real estate collateral is subjective in nature and may be adjusted in future periods because of changes in economic conditions. Management considers third-party appraisals, as well as independent fair market value assessments in determining the estimated fair value of particular properties. In addition, as certain of these third-party appraisals and independent fair market value assessments are only updated periodically, changes in the values of specific properties may have occurred subsequent to the most recent appraisals. Accordingly, the amounts of any such potential changes and any related adjustments are generally recorded at the time such information is received. When the measurement of the impaired loan is less than the recorded investment in the loan, impairment is recognized by creating or adjusting an allocation of the allowance for loan losses and uncollected accrued interest is reversed against interest income. If ultimate collection of principal is in doubt, all cash receipts on impaired loans are applied to reduce the principal balance.

As of December 31, 2017 and December 31, 2016, respectively, the recorded investment in impaired loans totaled $12.3 million and $13.3 million. The total amount of collateral-dependent impaired loans at December 31, 2017 and December 31, 2016, respectively, was $3.7 million and $4.0 million. As of December 31, 2017 and December 31, 2016, respectively, $3.7 million and $4.4 million of the recorded investment in impaired loans did not have a related allowance. The Bank had $8.6 million and $10.0 million in troubled debt restructured loans included in impaired loans at December 31, 2017 and December 31, 2016, respectively.

The categories of non-accrual loans and impaired loans overlap, although they are not coextensive. The Bank considers all circumstances regarding the loan and borrower on an individual basis when determining whether an impaired loan should be placed on non-accrual status, such as the financial strength of the borrower, the estimated collateral value, reasons for the delay, payment record, the amount past due and the number of days past due.

Notes to Consolidated Financial Statements

Note 6. Allowance for Loan Losses and Impaired Loans, continued

Impaired Loans, continued

In 2015, management began collectively evaluating performing TDRs with a loan balance of $250,000 or less for impairment. As of December 31, 2017 and December 31, 2016, respectively, $5.7 million and $6.1 million of TDRs included in the following table were evaluated collectively for impairment and were deemed to have $303 thousand and $315 thousand of related allowance.

The following table is a summary of information related to impaired loans as of December 31, 2017 and December 31, 2016:

Impaired Loans

(dollars in thousands)	Recorded Investment(1)	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2017
With no related allowance recorded:
Construction & development	$0	$0	$0	$0	$0
Farmland	3,422	3,456	0	3,774	10
Residential	300	300	0	300	8
Commercial mortgage	0	0	0	0	0
Commercial & agricultural	0	26	0	27	0
Consumer & other	0	0	0	0	2

Subtotal	3,722	3,782	0	4,101	20

With an allowance recorded:
Construction & development	361	361	16	718	111
Farmland	1,936	1,936	58	2,224	135
Residential	5,647	5,832	284	6,209	290
Commercial mortgage	602	737	33	1,020	54
Commercial & agricultural	55	55	3	89	13
Consumer & other	0	0	0	2	0

Subtotal	8,601	8,921	394	10,262	603

Totals:
Construction & development	361	361	16	718	111
Farmland	5,358	5,392	58	5,998	145
Residential	5,947	6,132	284	6,509	298
Commercial mortgage	602	737	33	1,020	54
Commercial & agricultural	55	81	3	116	13
Consumer & other	0	0	0	2	2

Total	$12,323	$12,703	$394	$14,363	$623

(1)	Recorded investment is the loan balance, net of any charge-offs

Notes to Consolidated Financial Statements

Note 6. Allowance for Loan Losses and Impaired Loans, continued

Impaired Loans, continued

(dollars in thousands)	Recorded Investment(1)	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2016
With no related allowance recorded:
Construction & development	$581	$581	$—	$840	$17
Farmland	3,660	3,660	—	4,170	18
Residential	—	—	—	347	10
Commercial mortgage	114	114	—	115	4
Commercial & agricultural	—	—	—	—	—
Consumer & other	—	—	—	—	1

Subtotal	4,355	4,355	—	5,472	50

With an allowance recorded:
Construction & development	193	193	10	201	16
Farmland	1,679	1,679	73	1,705	84
Residential	6,138	6,300	423	6,629	302
Commercial mortgage	838	974	44	1,035	39
Commercial & agricultural	113	113	6	155	9
Consumer & other	4	4	—	10	1

Subtotal	8,965	9,263	556	9,735	451

Totals:
Construction & development	774	774	10	1,041	33
Farmland	5,339	5,339	73	5,875	102
Residential	6,138	6,300	423	6,976	312
Commercial mortgage	952	1,088	44	1,150	43
Commercial & agricultural	113	113	6	155	9
Consumer & other	4	4	—	10	2

Total	$13,320	$13,618	$556	$15,207	$501

(1)	Recorded investment is the loan balance, net of any charge-offs

Troubled Debt Restructuring

A troubled debt restructured loan is a loan for which the Bank, for reasons related to the borrower’s financial difficulties, grants a concession to the borrower that the Bank would not otherwise consider.

The loan terms which have been modified or restructured due to a borrower’s financial difficulty, include but are not limited to: a reduction in the stated interest rate; an extension of the maturity at an interest rate below current market; a reduction in the face amount of the debt; a reduction in the accrued interest; or re-aging, extensions, deferrals and renewals. Troubled debt restructured loans are considered impaired loans.

Notes to Consolidated Financial Statements

Note 6. Allowance for Loan Losses and Impaired Loans, continued

Troubled Debt Restructuring, continued

The following table sets forth information with respect to the Bank’s troubled debt restructurings as of December 31, 2017 and December 31, 2016:

(dollars in thousands)	TDRs identified during the period			TDRs identified in the last twelve months that subsequently defaulted(1)
	Number of contracts	Pre- modification outstanding recorded investment	Post- modification outstanding recorded investment	Number of contracts	Pre- modification outstanding recorded investment	Post- modification outstanding recorded investment
December 31, 2017
Construction & development	0	$0	$0	0	$0	$0
Farmland	2	298	298	0	0	0
Residential	1	48	48	0	0	0
Commercial mortgage	0	0	0	0	0	0
Commercial & agricultural	0	0	0	0	0	0
Consumer & other	0	0	0	0	0	0

Total	3	$346	$346	0	$0	$0

During the twelve months ended December 31, 2017, three loans were modified that were considered to be TDRs. Term concessions only were granted and no additional funds were advanced.

(1)	Loans past due 30 days or more are considered to be in default.

(dollars in thousands)	TDRs identified during the period			TDRs identified in the last twelve months that subsequently defaulted(1)
	Number of contracts	Pre- modification outstanding recorded investment	Post- modification outstanding recorded investment	Number of contracts	Pre- modification outstanding recorded investment	Post- modification outstanding recorded investment
December 31, 2016
Construction & development	—	$—	$—	—	$—	$—
Farmland	2	144	150	2	144	150
Residential	5	565	588	—	—	—
Commercial mortgage	—	—	—	—	—	—
Commercial & agricultural	—	—	—	—	—	—
Consumer & other	—	—	—	—	—	—

Total	7	$709	$738	2	$144	$150

During the twelve months ended December 31, 2016, seven loans were modified that were considered to be TDRs. Term concessions only were granted for seven loans, and additional funds were advanced on two loans to pay real estate taxes, personal taxes, and closing cost. Additional funds were advanced on one loan to pay for equipment repairs.

(1)	Loans past due 30 days or more are considered to be in default.

Notes to Consolidated Financial Statements

Note 7. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2017 and 2016, are as follows:

(dollars in thousands)	2017	2016
Land	$4,267	$4,145
Buildings and improvements	14,950	14,668
Furniture and equipment	10,213	9,634

	29,430	28,447

Less accumulated depreciation	(11,784)	(10,477)

	$17,646	$17,970

Depreciation expense for the years ended December 31, 2017 and 2016 amounted to $1,315 thousand and $883 thousand respectively.

Note 8. Cash Value of Life Insurance

The Bank is owner and beneficiary of life insurance policies on certain employees and directors. Policy cash values totaled approximately $17.3 million, and $16.9 million at December 31, 2017 and 2016, respectively.

Note 9. Intangible Assets

The following table presents the gross carrying amount and accumulated amortization for the Company’s core deposit intangible assets, which are the only identifiable intangible assets subject to amortization. Core deposit intangibles at December 31, 2017 and 2016 are as follows:

(dollars in thousands)	2017	2016
Gross carrying amount	$2,469	$2,469
Accumulated amortization	424	142

Net book value	$2,045	$2,327

Amortization expense for the years ended December 31, 2017 and 2016 amounted to $282 thousand and $142 thousand respectively.

Note 10. Deposits

The aggregate amount of time deposits in denominations of more than $250 thousand at December 31, 2017 and 2016 was $13.5 million, and $12.5 million, respectively. At December 31, 2017, the scheduled maturities of all time deposits are as follows:

(dollars in thousands)
2018	$63,799
2019	25,183
2020	21,044
2021	22,112
2022	15,587

Total	$147,725

Notes to Consolidated Financial Statements

Note 11. Short-Term Debt

At December 31, 2017 and 2016 the Bank had no debt outstanding classified as short-term.

At December 31, 2017, the Bank had established unsecured lines of credit of approximately $28.0 million with correspondent banks to provide additional liquidity if, and as needed. In addition, the Bank has the ability to borrow up to approximately $136.5 million from the Federal Home Loan Bank, subject to the pledging of collateral.

Note 12. Long-Term Debt

At December 31, 2017 and 2016 the Bank had no debt outstanding classified as long-term.

Note 13. Financial Instruments

FASB ASC 825, “Financial Instruments”, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value of future cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company’s financial instruments as of December 31, 2017 and December 31, 2016. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

			Fair Value Measurements
(dollars in thousands)	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017
Financial Instruments—Assets
Net Loans	$421,418	$417,229	$0	$416,426	$803

Financial Instruments—Liabilities
Time Deposits	147,725	144,656	0	144,656	0

December 31, 2016
Financial Instruments—Assets
Net Loans	$408,548	$405,876	$—	$405,410	$466

Financial Instruments—Liabilities
Time Deposits	167,355	165,257	—	165,257	—

Notes to Consolidated Financial Statements

Note 13. Financial Instruments, continued

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available for sale and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans or foreclosed assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Fair Value Hierarchy

Under FASB ASC 820, “Fair Value Measurements and Disclosures”, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques may include the use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available for Sale

Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. If a loan is identified as individually impaired, management measures impairment in accordance with applicable accounting guidance. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2017, a small percentage of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with accounting standards, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an

Notes to Consolidated Financial Statements

Note 13. Financial Instruments, continued

Loans, continued

observable market price the Company records the impaired loan as nonrecurring Level 2. When the fair value is based on either an external or internal appraisal and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Derivative Assets and Liabilities

Derivative instruments held or issued by the Company for risk management purposes are traded in over-the-counter markets where quoted market prices are not readily available. Management engages third-party intermediaries to determine the fair market value of these derivative instruments and classifies these instruments as Level 2. Examples of Level 2 derivatives are interest rate swaps, caps and floors. No derivative instruments were held during the years ended December 31, 2017 or 2016.

Foreclosed Assets

Foreclosed assets are adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price the Company records the foreclosed asset as nonrecurring Level 2. When the fair value of the collateral is based on either an external or internal appraisal and there is no observable market price, the Company records the foreclosed asset as nonrecurring Level 3.

Assets Recorded at Fair Value on a Recurring Basis

(dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2017
Investment securities available for sale
Mortgage-backed securities	$28,154	$0	$28,154	$0
Corporate securities	2,936	0	2,936	0
State and municipal securities	19,585	0	19,585	0

Total assets at fair value	$50,675	$0	$50,675	$0

December 31, 2016
Investment securities available for sale
Government sponsored enterprises	$2,209	$—	$2,209	$—
Mortgage-backed securities	35,202	—	35,202	—
Corporate securities	2,974	—	2,974	—
State and municipal securities	22,155	—	22,155	—

Total assets at fair value	$62,540	$—	$62,540	$—

No liabilities were recorded at fair value on a recurring basis as of December 31, 2017 or 2016. There were no significant transfers between levels during the years ended December 31, 2017 or 2016.

Assets Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets and

Notes to Consolidated Financial Statements

Note 13. Financial Instruments, continued

Assets Recorded at Fair Value on a Nonrecurring Basis, continued

liabilities that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. No liabilities were recorded at fair value on a nonrecurring basis at December 31, 2017 or 2016. Assets measured at fair value on a nonrecurring basis are included in the table below.

(dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2017
Impaired loans	$803	$0	$0	$803
Foreclosed assets	0	0	0	0

Total assets at fair value	$803	$0	$0	$803

December 31, 2016
Impaired loans	$466	$—	$—	$466
Foreclosed assets	70	—	—	70

Total assets at fair value	$536	$—	$—	$536

For Level 3 assets measured at fair value on a recurring or non-recurring basis as of December 31, 2017 and 2016, the significant unobservable inputs used in the fair value measurements were as follows:

	Fair Value at December 31, 2017	Fair Value at December 31, 2016	Valuation Technique	Significant Unobservable Inputs	General Range of Significant Unobservable Input Values
Impaired Loans	$803	$466	Appraised Value/Discounted Cash Flows/Market Value of Note	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	0 – 10%

Other Real Estate Owned	$0	$70	Appraised Value/Comparable Sales/Other Estimates from Independent Sources	Discounts to reflect current market conditions and estimated costs to sell	0 – 10%

Note 14. Employee Benefit Plans

Prior to the merger, both Grayson National Bank (Grayson) and Bank of Floyd (Floyd) had qualified noncontributory defined benefit pension plans in place which covered substantially all of each bank’s employees.

Notes to Consolidated Financial Statements

Note 14. Employee Benefit Plans, continued

The benefits in each plan are primarily based on years of service and earnings. Both Grayson and Floyd plans were amended to freeze benefit accruals for all eligible employees prior to the effective date of the merger. A summary of each plan follows:

Grayson Plan

The following is a summary of the plan’s funded status as of December 31:

(dollars in thousands)	2017	2016
Change in benefit obligation
Benefit obligation at beginning of year	$4,783	$4,645
Interest cost	191	196
Actuarial (gain) loss	637	227
Benefits paid	(380)	(306)
Settlement (gain) loss	(8)	21

Benefit obligation at end of year	5,223	4,783

Change in plan assets
Fair value of plan assets at beginning of year	7,894	7,722
Actual return on plan assets	999	478
Benefits paid	(380)	(306)

Fair value of plan assets at end of year	8,513	7,894

Funded status at the end of the year	$3,290	$3,111

Amounts recognized in the Balance Sheet
Plan benefit cost	$4,539	$4,292
Unrecognized net actuarial loss	(1,249)	(1,181)

Amount recognized in other assets	$3,290	$3,111

Amounts recognized in accumulated comprehensive income (loss)
Unrecognized net actuarial loss	$(1,249)	$(1,181)

Deferred taxes	262	401

Amount recognized in accumulated comprehensive income (loss), net	$(987)	$(780)

Prepaid benefit detail
Benefit obligation	$(5,223)	$(4,783)
Fair value of assets	8,513	7,894
Unrecognized net actuarial loss	1,249	1,181

Prepaid benefit cost	4,539	4,292

Components of net periodic pension cost
Interest cost	$191	$196
Expected return on plan assets	(552)	(558)
Recognized net loss due to settlement	86	57
Recognized net actuarial loss	28	10

Net periodic benefit expense	(247)	(295)

Notes to Consolidated Financial Statements

Note 14. Employee Benefit Plans, continued

Grayson Plan, continued

(dollars in thousands)	2017	2016
Additional disclosure information
Accumulated benefit obligation	$5,223	$4,783
Vested benefit obligation	$5,223	$4,783
Discount rate used for net periodic pension cost	4.00%	4.25%
Discount rate used for disclosure	3.50%	4.00%
Expected return on plan assets	7.00%	7.25%
Rate of compensation increase	N/A	N/A
Average remaining service (years)	13	14

Using the same fair value hierarchy described in Note 11, the fair values of the Company’s pension plan assets, by asset category, are as follows:

(dollars in thousands)

	Total	Level 1	Level 2	Level 3
December 31, 2017
Cash equivalents and short term investments	$0	$0	$0	$0
Mutual funds – equities	4,368	4,368	0	0
Mutual funds – fixed income	4,145	4,145	0	0

Total assets at fair value	$8,513	$8,513	$0	$0

December 31, 2016
Cash equivalents and short term investments	$—	$—	$—	$—
Mutual funds – equities	3,969	3,969	—	—
Mutual funds – fixed income	3,925	3,925	—	—

Total assets at fair value	$7,894	$7,894	$—	$—

Estimated Future Benefit Payments

(dollars in thousands)	Pension Benefits
2018	$568
2019	49
2020	16
2021	123
2022	225
2023 – 2027	2,689

$3,670

Funding Policy

It has been Bank practice to contribute the maximum tax-deductible amount each year as determined by the plan administrator. As a result of prior year contributions exceeding the minimum requirements, a Prefunding Balance existed as of December 31, 2017 and there is no required contribution for 2018. Based on this we do not anticipate making a contribution to the plan in 2018.

Notes to Consolidated Financial Statements

Note 14. Employee Benefit Plans, continued

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed – especially with respect to real rates of return (net of inflation) – for the major asset classes held, or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience – that may not continue over the measurement period – with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan’s weighted-average asset allocations at December 31, 2017 and 2016, by asset category are as follows:

	2017	2016
Mutual funds – fixed income	49%	50%
Mutual funds – equity	51%	50%
Cash and equivalents	0%	0%

Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50 percent fixed income and 50 percent equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan’s investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

Floyd Plan

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (“The Pentegra DB Plan”), a tax-qualified defined-benefit pension plan. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and is a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413 (C) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan, contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

Notes to Consolidated Financial Statements

Note 14. Employee Benefit Plans, continued

Funded Status (market value of plan assets divided by funding target) as of July 1,

	2017	2016
	Valuation	Valuation
Source	Report	Report
Bank of Floyd Plan	108.63%	109.78%

Employer Contributions

Plan expenses paid by the Company totaled approximately $58 thousand and $56 thousand for the years ended December 31, 2017 and 2016, respectively.

Note 15. Deferred Compensation and Supplemental Executive Retirement Plans

Deferred compensation plans have been adopted for certain executive officers and members of the Board of Directors for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $1,992 to $37,200 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. Liability accrued for compensation deferred under the plan amounts to $312 thousand and $362 thousand at December 31, 2017 and 2016 respectively. Expense charged against income and included in salary and benefits expense was $27 thousand and $31 thousand in 2017 and 2016, respectively. Charges to income are based on changes in present value of future cash payments, discounted at 8 percent, consistent with prior years. Supplemental executive retirement plans for certain executive officers were adopted in 2017. The plans provide for annual payments ranging from $55,000 to $90,000, payable in monthly installments, and continuing for the life of the executive. Reduced benefits apply in cases of early retirement. Expense charged against income and included in salary and benefits expense in 2017 totaled $36 thousand for these supplemental executive retirement plans.

Prior to the merger, the Bank of Floyd had adopted supplemental executive plans to provide benefits for two former members of management. Aggregate annual payments of $69 thousand are payable for 20 years, beginning subsequent to the executive’s last day of employment. The liability is calculated by discounting the anticipated future cash flows at 4.00%. The liability accrued for this obligation was $805 thousand at December 31, 2017. Charges to income amounted to approximately $32 thousand and $17 thousand in 2017 and 2016 respectively. These plans are unfunded, however, life insurance has been acquired in amounts sufficient to discharge the obligations of the agreements.

Note 16. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (benefit) (substantially all Federal) are as follows:

(dollars in thousands)	2017	2016
Current	$213	$21
Deferred	2,891	1,154

	$3,104	$1,175

Notes to Consolidated Financial Statements

Note 16. Income Taxes, continued

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense (benefit) included in the statements of income follows:

(dollars in thousands)	2017	2016
Tax at statutory federal rate	$1,881	$1,222
Tax exempt interest income	(61)	(33)
Tax exempt insurance income	(151)	(163)
State income tax, net of federal benefit	9	16
Merger expenses	4	205
Bargain purchase gain	0	(303)
Merger related NOL adjustment	0	225
Other	(13)	6
Deferred tax asset re-measurement	1,435	—

	$3,104	$1,175

Deferred Income Tax Analysis

The significant components of net deferred tax assets (all Federal) at December 31, 2017 and 2016 are summarized as follows:

(dollars in thousands)	2017	2016
Deferred tax assets
Allowance for loan losses	$482	$652
Acquired loan credit mark	842	1,710
Deferred compensation	335	569
Investment impairment charge recorded directly to stockholders’ equity as a component of other comprehensive income	19	497
Minimum pension liability	262	402
Net operating loss carryforward	2,131	4,227
Alternative minimum tax credit carryforward	638	394
Net unrealized losses on securities available for sale	139	296
Nonaccrual interest income	217	358
Other	76	200

	$5,141	$9,305

Deferred tax liabilities
Deferred loan origination costs	228	288
Core deposit intangible	433	798
Accrued pension costs	962	1,471
Depreciation	553	875
Accretion of discount on investment securities, net	0	1

	$2,176	$3,433

Net deferred tax asset	$2,965	$5,872

Notes to Consolidated Financial Statements

Note 16. Income Taxes, continued

Deferred Income Tax Analysis, continued

On December 22, 2017, the Tax Cuts and Jobs Act was signed into legislation, lowering the corporate income tax rate to 21% effective January 1, 2018 and making many other significant changes to the US income tax code. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period in which the new legislation is enacted. As a result, the Company’s income tax expense for the year ended December 31, 2017 includes tax expense from the re-measurement of deferred assets and liabilities totaling $1.4 million.

The Bank has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with applicable regulations. Tax returns for the years subsequent to 2014 remain subject to examination by both federal and state tax authorities.

Deferred tax assets or liabilities are initially recognized for differences between the financial statement carrying amount and the tax basis of assets and liabilities which will result in future deductible or taxable amounts and operating loss and tax credit carry-forwards. A valuation allowance is then established, as applicable, to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax benefits will be realized. Sources of taxable income that may allow for the realization of tax benefits include (1) taxable income in the current year or prior years that is available through carry-back, (2) future taxable income that will result from the reversal of existing taxable temporary differences, and (3) taxable income generated by future operations. There is no valuation allowance for deferred tax assets as of December 31, 2017 and 2016. The net operating loss of approximately $10.1 million, if not utilized prior to, will begin to expire in 2031. It is management’s belief that realization of the deferred tax asset is more likely than not.

Note 17. Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. A summary of the Bank’s commitments at December 31, 2017 and 2016 is as follows:

(dollars in thousands)	2017	2016
Commitments to extend credit	$56,912	$54,667
Standby letters of credit	1,106	—

	$58,018	$54,667

Notes to Consolidated Financial Statements

Note 17. Commitments and Contingencies, continued

Financial Instruments with Off-Balance Sheet Risk, continued

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of Credit Risk

Substantially all of the Bank’s loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank’s market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Bank’s market area. The concentrations of credit by type of loan are set forth in Note 5. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Bank’s primary focus is toward small business and consumer transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $5,000,000. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

Note 18. Regulatory Restrictions

Dividends

The Company’s dividend payments are generally made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Intercompany Transactions

The Bank’s legal lending limit on loans to the Company is governed by Federal Reserve Act 23A, and differs from legal lending limits on loans to external customers. Generally, a bank may lend up to 10 percent of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20 percent more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10 percent more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers’ acceptances eligible for

Notes to Consolidated Financial Statements

Note 18. Regulatory Restrictions, continued

Intercompany Transactions, continued

rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $5.7 million at December 31, 2017. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2017.

Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Effective January 1, 2015, the federal banking regulators adopted rules to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rules required the Bank to comply with the following new minimum capital ratios: (i) a new common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6% of risk-weighted assets (increased from the prior requirement of 4%); (iii) a total capital ratio of 8% of risk-weighted assets (unchanged from the prior requirement); and (iv) a leverage ratio of 4% of total assets (unchanged from the prior requirement). When fully phased in on January 1, 2019, the rules will require the Company and the Bank to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% common equity Tier 1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation), and (iv) a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets.

The capital conservation buffer requirement will be phased in beginning January 1, 2016, at 0.625% of risk-weighted assets, increasing by the same amount each year until fully implemented at 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of common equity Tier 1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.

The rules also revised the “prompt corrective action” regulations pursuant to Section 38 of the FDIA by (i) introducing a common equity Tier 1 capital ratio requirement at each level (other than critically undercapitalized), with the required ratio being 6.5% for well-capitalized status; (ii) increasing the minimum Tier 1 capital ratio requirement for each category, with the minimum ratio for well-capitalized status being 8.0% (as compared to the prior ratio of 6.0%); and (iii) eliminating the current provision that provides that a bank with a composite supervisory rating of 1 may have a 3.0% Tier 1 leverage ratio and still be well-capitalized. These new

Notes to Consolidated Financial Statements

Note 18. Regulatory Restrictions, continued

Capital Requirements, continued

thresholds were effective for the Bank as of January 1, 2015. The minimum total capital to risk-weighted assets ratio (10.0%) and minimum leverage ratio (5.0%) for well-capitalized status were unchanged by the final rules.

The new capital requirements also included changes in the risk weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and nonresidential mortgage loans that are 90 days past due or otherwise on nonaccrual status, a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancelable, a 250% risk weight (up from 100%) for mortgage servicing rights and deferred tax assets that are not deducted from capital, and increased risk-weights (from 0% to up to 600%) for equity exposures.

The Company meets eligibility criteria of a small bank holding company in accordance with the Federal Reserve Board’s Small Bank Holding Company Policy Statement issued in February 2015, and is no longer obligated to report consolidated regulatory capital. The Bank’s actual capital amounts and ratios are presented in the following table as of December 31, 2017 and 2016. These ratios comply with Federal Reserve rules to align with the Basel III Capital requirements effective January 1, 2015.

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017
Total Capital
(to risk weighted assets)	$56,962	13.14%	$34,688	8.00%	$43,360	10.00%
Tier 1 Capital
(to risk weighted assets)	$53,483	12.33%	$26,016	6.00%	$34,688	8.00%
Common Equity Tier 1
(to risk weighted assets)	$53,483	12.33%	$19,512	4.50%	$28,184	6.50%
Tier 1 Capital
(to average total assets)	$53,483	9.81%	$21,808	4.00%	$27,260	5.00%

December 31, 2016
Total Capital
(to risk weighted assets)	$53,657	12.72%	$33,744	8.00%	$42,180	10.00%
Tier 1 Capital
(to risk weighted assets)	$50,111	11.88%	$25,308	6.00%	$33,744	8.00%
Common Equity Tier 1
(to risk weighted assets)	$50,111	11.88%	$18,981	4.50%	$27,417	6.50%
Tier 1 Capital
(to average total assets)	$50,111	9.01%	$22,242	4.00%	$27,803	5.00%

Note 19. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant stockholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Notes to Consolidated Financial Statements

Note 19. Transactions with Related Parties, continued

Aggregate 2017 and 2016 loan transactions with related parties were as follows:

(dollars in thousands)	2017	2016
Balance, beginning	$5,112	$1,741
New loans	1,388	841
Repayments	(1,228)	(695)
Change in relationship	(503)	3,225

Balance, ending	$4,769	$5,112

The Company has accepted deposits during the ordinary course of business from certain directors and executive officers of the Company and from their affiliates and associates. The total amount of these deposits outstanding was $10.7 million, and $9.5 million at December 31, 2017 and 2016, respectively.

Note 20. Parent Company Financial Information

Condensed financial information of Parkway Acquisition Corp. is presented as follows:

Balance Sheets

December 31, 2017 and 2016

(dollars in thousands)	2017	2016
Assets
Cash and due from banks	$1,518	$1,621
Investment in affiliate bank	55,115	53,168
Other assets	586	677

Total assets	$57,219	$55,466

Liabilities
Other liabilities	$37	$—

Stockholders’ Equity
Common stock	0	—
Surplus	26,166	26,166
Retained earnings	32,526	30,654
Accumulated other comprehensive loss	(1,510)	(1,354)

Total stockholders’ equity	57,182	55,466

Total liabilities and stockholders’ equity	$57,219	$55,466

Notes to Consolidated Financial Statements

Note 20. Parent Company Financial Information, continued

Statements of Income

For the years ended December 31, 2017 and 2016

(dollars in thousands)	2017	2016
Income
Dividends from affiliate bank	$803	$573
Bargain purchase gain	0	891
Other income	1	7

	804	1,471

Expenses
Management and professional fees	35	56
Other expenses	36	27

	71	83

Income before tax benefit and equity in undistributed income of affiliate	733	1,388
Federal income tax expense	(161)	(225)

Income before equity in undistributed income of affiliate	572	1,163
Equity in undistributed income of affiliate	1,855	1,255

Net income	$2,427	$2,418

Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(dollars in thousands)	2017	2016
Cash flows from operating activities
Net income	$2,427	$2,418
Adjustments to reconcile net income to net cash provided by operations:
Equity in undistributed income of affiliate	(1,855)	(1,255)
Bargain purchase gain	0	(891)
Change in other assets	91	59
Change in other liabilities	37	(85)

Net cash provided by operating activities	700	246

Cash flows from investing activities
Net decrease in loans	0	1,002
Cash received in business combination	0	822

Net cash provided by investing activities	0	1,824

Cash flows from financing activities
Cash paid for fractional shares	0	(5)
Dividends paid	(803)	(473)

Net cash used by financing activities	(803)	(478)

Net (decrease) increase in cash and cash equivalents	(103)	1,592

Cash and cash equivalents, beginning	1,621	29

Cash and cash equivalents, ending	$1,518	$1,621

Notes to Consolidated Financial Statements

Note 21. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed the events occurring through the date the consolidated financial statements were issued and, other than what is disclosed below, no subsequent events occurred requiring accrual or disclosure.

On March 1, 2018, Parkway, Skyline, and Great State Bank, a North Carolina state-chartered bank (“GSB”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) under which Parkway will acquire GSB. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, GSB will merge with and into Skyline (the “Merger”), with Skyline as the surviving bank in the Merger. The Merger Agreement was unanimously approved and adopted by the Board of Directors of each of Parkway and GSB. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), GSB shareholders will have the right to receive 1.21 shares of the common stock of Parkway for each share of the common stock of GSB held immediately prior to the Effective Time.

In connection with the execution of the Merger Agreement, all of the directors of GSB entered into support and non-competition agreements with Parkway pursuant to which such individuals, in their capacities as shareholders of GSB, have agreed, among other things, to vote their respective shares of common stock in favor to the approval of the Merger Agreement and to certain non-competition and non-solicitation covenants. The Merger Agreement contains customary representations, warranties and covenants of each of Parkway and Skyline and GSB. The completion of the Merger is subject to various closing conditions, including obtaining the requisite approvals of Parkway’s and GSB’s shareholders and receiving certain regulatory approvals. GSB has also agreed to customary non-solicitation covenants relating to alternative acquisition proposals. The Merger Agreement also provides that, upon termination of the Merger Agreement under specified circumstances, GSB may be required to pay to Parkway a termination fee of $575,000. The merger is currently expected to close in the third quarter of 2018.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

Great State Bank

Wilkesboro, North Carolina

We have audited the accompanying financial statements of Great State Bank (the “Bank”), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Your Success is Our Focus

1715 Pratt Drive, Suite 2700 • Blacksburg, VA 24060 • 540-443-3606 • Fax: 540-443-3610 • www.BEcpas.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great State Bank as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

Blacksburg, Virginia

April 4, 2018

GREAT STATE BANK

BALANCE SHEETS

December 31, 2017 and 2016

	2017	2016
ASSETS
Cash and amounts due from banks	$3,447,770	$3,286,771
Interest bearing deposits in other banks	16,205,125	15,383,794

	19,652,895	18,670,565

Certificates of deposit in other financial institutions	10,172,000	5,457,000

Securities available-for-sale at approximate market value (Note 2)	8,227,893	7,996,730
Securities held-to-maturity at amortized cost (Note 2)	1,844,583	2,204,747
Restricted stock	505,312	493,312

Total investment securities	10,577,788	10,694,789

Loans, net of allowance for loan losses of $1,222,062 and $1,069,686 for 2017 and 2016, respectively (Note 3)	96,238,078	81,136,360

Bank premises, furniture and equipment (Note 4)	1,207,642	1,151,133

Other real estate owned	15,000	15,000
Net deferred tax assets	277,773	444,276
Accrued interest receivable and other assets	591,911	437,011

Total other assets	884,684	896,287

Total assets	$138,733,087	$118,006,134

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Deposits: (Note 6)
Interest bearing	$105,756,660	$90,320,804
Non-interest bearing	18,529,487	13,412,951

Total deposits	124,286,147	103,733,755

FHLB advances (Note 12)	2,000,000	2,000,000

Interest, taxes and other liabilities	345,185	523,894

Total liabilities	126,631,332	106,257,649

STOCKHOLDERS’ EQUITY
Common stock, $5 par value, 15,000,000 shares authorized; 948,710 shares issued and outstanding	4,743,550	4,743,550
Surplus	5,035,694	5,035,694
Retained earnings	2,360,380	1,975,488
Accumulated other comprehensive loss	(37,869)	(6,247)

Total stockholders’ equity	12,101,755	11,748,485

Total liabilities and stockholders’ equity	$138,733,087	$118,006,134

The Notes to Financial Statements are an integral part of these statements.

GREAT STATE BANK

STATEMENTS OF OPERATIONS

Years Ended December 31, 2017 and 2016

	2017	2016
Interest income:
Interest and fees on loans	$4,285,354	$3,954,536
Federal funds sold	245,446	56,088
Investment securities	355,300	331,963

Total interest income	4,886,100	4,342,587
Interest expense:
Interest on deposits and borrowed funds	897,183	682,384

Net interest income	3,988,917	3,660,203
Provision for loan losses	158,467	154,357

Net interest income after provision for loan losses	3,830,450	3,505,846

Other income:
Gain on sale of loans	—	301,588
Service charges and fees	33,292	27,848
Debit card ATM income	75,107	58,181
Loss on securities	(2,492)	(996)
Loss on other real estate	—	(6,047)
Mortgage commission income	79,666	62,508

Total other income	185,573	443,082

Other expenses:
Salaries and employee benefits	1,758,919	1,564,224
Occupancy expense	136,395	128,712
Equipment expense	54,398	60,187
Data processing fees	328,318	224,595
Professional services	257,689	194,746
Advertising expense	28,890	33,552
License fees	52,069	46,278
Telephone expense	86,861	57,538
FDIC assessments	53,366	59,771
Insurance	30,775	35,533
Other expense	242,783	170,950

Total other expenses	3,030,463	2,576,086

Income before income taxes	985,560	1,372,842
Income tax expense (Note 8)	534,258	481,065

Net income	$451,302	$891,777

The Notes to Financial Statements are an integral part of these statements.

GREAT STATE BANK

STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2017 and 2016

	2017	2016
Net income	$451,302	$891,777

Other comprehensive income, net of tax:
Change in unrealized loss on investment securities available-for-sale, net of tax effect of $17,797 and $17,553, for 2017 and 2016	(31,622)	(27,454)

Comprehensive income	$419,680	$864,323

The Notes to Financial Statements are an integral part of these statements.

GREAT STATE BANK

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2017 and 2016

	Common Stock	Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance, December 31, 2015	$4,743,550	$5,035,694	$1,140,634	$21,207	$10,941,085
Net income	—	—	891,777	—	891,777
Other comprehensive loss	—	—	—	(27,454)	(27,454)
Dividends Paid	—	—	(56,923)	—	(56,923)

Balance, December 31, 2016	4,743,550	5,035,694	1,975,488	(6,247)	11,748,485
Net income	—	—	451,302	—	451,302
Other comprehensive loss	—	—	—	(31,622)	(31,622)
Dividends paid	—	—	(66,410)	—	(66,410)

Balance, December 31, 2017	$4,743,550	$5,035,694	$2,360,380	$(37,869)	$12,101,755

The Notes to Financial Statements are an integral part of these statements.

GREAT STATE BANK

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2017 and 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$451,302	$891,777
Adjustments to reconcile net income to net Cash provided by operating activities:
Provision for loan losses	158,467	154,357
Provision for deferred income taxes	178,051	(37,728)
Depreciation and amortization	60,595	67,066
Net amortization on discount\premium of securities	61,391	62,406
Gain on sale of loans	—	(301,588)
Loss on securities	2,492	996
Loss on sale of foreclosures and repossessions	—	6,047
(Increase) decrease in interest receivable and other assets	(153,274)	16,487
Increase (decrease) in interest payable and other liabilities	(178,710)	85,889

Net cash provided by operating activities	580,314	945,709

CASH FLOWS FROM INVESTING ACTIVITIES
Securities held-to-maturity:
Proceeds from maturities and calls	351,754	302,038
Securities available-for-sale:
Proceeds from maturities, calls, and sales	2,892,128	2,222,939
Payments for purchases	(3,223,560)	(2,024,354)
Purchase of CDs with other financial institutions	(8,380,000)	(450,000)
Maturities of CDs from other financial institutions	3,665,000	735,000
Purchases of premises and equipment	(117,104)	(242,965)
Redemptions (purchases) of restricted stock	(12,000)	6,200
Net increase in loans	(15,260,185)	(9,960,002)
Proceeds from the sale of other real estate	—	367,553

Net cash used in investing activities	(20,083,967)	(9,043,591)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	20,552,392	10,817,281
Proceeds (Repayment) from borrowings	—	1,500,000
Cash dividends paid	(66,410)	(56,923)

Net cash provided by financing activities	20,485,982	12,260,358

Increase in cash and cash equivalents	982,329	4,162,476

CASH AND CASH EQUIVALENTS
Beginning	18,670,565	14,508,089

Ending	$19,652,894	$18,670,565

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid in cash	$884,433	$692,522
Income taxes paid	$344,237	$422,800

SUPPLEMENTAL DISCLOSURES OF NON-CASH FLOW INFORMATION
Loans transferred to other real estate	$—	$—

The Notes to Financial Statements are an integral part of these statements.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 1. Nature of Business and Significant Accounting Policies

Nature of business

Great State Bank (the “Bank”) is a community bank currently serving the counties of Wilkes, Watauga, and Yadkin, North Carolina and surrounding areas through its banking offices in Wilkesboro, Boone, and Yadkinville, North Carolina, and loan production offices in Shelby and Lenoir, North Carolina. As a state chartered Federal Reserve Bank member, the Bank is subject to regulation by the North Carolina Commissioner of Banks and the Federal Reserve.

The accounting and reporting policies of the Bank follow generally accepted accounting principles and general practices within the financial services industry.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates, such as the allowance for loan losses, are based upon known facts and circumstances. Estimates are revised by management in the period such facts and circumstances change.

Investment securities

The Bank’s securities are classified as available-for-sale and held-to-maturity, and are carried at fair value and amortized cost, respectively. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in stockholders’ equity. Cost of securities sold is recognized using the specific identification method.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan may be currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well-secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Interest accrual resumes when the loan is no longer past due and the borrower, in management’s opinion, is able to meet future payments as they become due. A loan is considered past due if the required principal and interest payment has not been received as of the contractual due date.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 1. Nature of Business and Significant Accounting Policies—(Continued)

Allowance for loan losses

The allowance is established through a provision for loan losses charged to earnings. Loans identified as losses and deemed uncollectible by management are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management.

The allowance computed by management consists of specific, general, and unallocated components. The specific component relates to loans that are classified as impaired, for which an allowance is established; when the fair value of the loan is lower than its carrying value. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. Losses are categorized into risk-similar loan pools and a loss ratio factor is applied to each group’s loan balances to determine the allocation. The loss ratio factor is based on average loss history for the current year and two prior years.

An unallocated component may also be maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Qualitative and environmental factors include external risk factors that management believes affect the overall lending environment of the Bank. Environmental factors that management of the Bank routinely analyze include levels and trends in delinquencies and impaired loans, levels and trends in charge-offs and recoveries, trends in volume and terms of loans, effects of changes in risk selection and underwriting practices, experience, ability, and depth of lending management and staff, national and local economic trends and conditions such as unemployment rates and housing statistics, banking industry conditions, and the effect of changes in credit concentrations. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change.

Loan charge-off policies

Consumer loans are generally fully or partially charged down to the fair value of collateral securing the asset when the loan is 120 days past due unless well secured and in the process of collection. All other loans are generally charged down to the net realizable value when the loan is 120 days past due and/or when current information confirms all or part of a specific loan to be uncollectible.

Bank premises, furniture, and equipment

Bank premises, furniture, and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed for financial reporting purposes using the straight-line depreciation method, based on the estimated useful lives of the assets.

Foreclosed assets held for resale

Foreclosed assets held for resale acquired in satisfaction of mortgage obligations and in foreclosure proceedings are recorded at the fair market value of the property less costs to sell. Properties carried in foreclosed assets held for resale are assessed quarterly for decline in market value and future cash flows, and provisions for impairment losses are charged to income as required.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 1. Nature of Business and Significant Accounting Policies—(Continued)

Advertising costs

Advertising costs are expensed in the period incurred. The Bank had incurred advertising expense of $28,890 and $33,552 during the years ended December 31, 2017 and 2016, respectively.

Income taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. If it is more likely than not a tax asset or liability will not be realized, a valuation allowance is required to reduce the recorded deferred tax asset or liability to net realizable value. Interest and penalties, if assessed, are reflected as interest expense and other expenses, respectively, in the statement of operations.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Reclassifications

Certain amounts in the 2016 financial statements were reclassified to conform to the 2017 presentation. These reclassifications had no effect on stockholders’ equity or results of operations as previously presented.

Subsequent events

Subsequent events were considered through April 4, 2018, the date the financial statements were available to be issued.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 2. Investment Securities

Amortized cost and approximate market values of investment securities available-for-sale are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Approximate Market Value
December 31, 2017
U.S. treasury securities	$249,832	$—	$809	$249,023
U.S. government and agency securities	1,499,811	—	8,878	1,490,933
Mortgage-backed securities	865,412	—	20,219	845,193
Municipal securities	811,967	669	3,520	809,116
SBA pools	1,443,683	11,499	4,490	1,450,692
Corporate securities	3,406,606	6,352	30,022	3,382,936

	$8,277,311	$18,520	$67,938	$8,227,893

December 31, 2016
U.S. treasury securities	$249,522	$—	$343	$249,179
U.S. government and agency securities	1,000,000	1,101	1,336	999,765
Mortgage-backed securities	840,585	3,219	5,833	837,971
Municipal securities	1,051,350	10,249	1,344	1,060,255
SBA pools	1,465,433	16,819	9,042	1,473,210
Corporate securities	3,394,462	6,965	25,077	3,376,350

	$8,001,352	$38,353	$42,975	$7,996,730

Amortized cost and approximate market values of investment securities held-to-maturity are summarized as follows:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Approximate Market Value
December 31, 2017
Mortgage-backed securities	$1,137,379	$130	16,367	$1,121,142
Municipals	330,000		822	329,178
SBA pools	377,204	3,817	—	381,021

	$1,844,583	$3,947	$17,189	$1,831,341

December 31, 2016
Mortgage-backed securities	$1,239,246	$354	$21,296	$1,218,304
Municipals	432,110	3,033	—	435,143
SBA pools	533,391	8,176	—	541,567

	$2,204,747	$11,563	$21,296	$2,195,014

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 2. Investment Securities—(Continued)

Maturities of investment securities available-for-sale at December 31, 2017 are as follows:

	Available- For-Sale Amortized Cost	Available- For-Sale Approximate Market Value
Due in one year or less	$3,124,382	$3,111,215
Due after one year but within five years	4,902,929	4,872,247
Due after five years but within ten years	250,000	244,431
Due after ten years	—	—

	$8,277,311	$8,227,893

Maturities of investment securities held-to-maturity at December 31, 2017 are as follows:

	Held-to- Maturity Amortized Cost	Held-to- Maturity Approximate Market Value
Due in one year or less	$598,613	$593,980
Due after one year but within five years	1,245,970	1,237,361
Due after five years but within ten years	—	—

	$1,844,583	$1,831,341

Provided below is a summary of securities which were in an unrealized loss position at December 31, 2017 and 2016.

	Amortized Cost	Loss Position >12 Months	Loss Position <12 Months	Fair Value
2017
U.S. treasury securities	$249,832	$809	$—	$249,023
U.S. government and agency securities	1,499,811	909	7,969	1,490,933
Mortgage-backed securities	1,913,303	19,062	17,524	1,876,717
Municipals	991,967	659	3,683	987,625
SBA Pools	862,592	666	3,824	858,102
Corporate securities	2,405,378	17,384	12,638	2,375,356

	$7,922,883	$39,489	$45,638	$7,837,756

2016
U.S. treasury securities	$249,523	$—	$343	$249,180
U.S. government and agency securities	587,143	736	600	585,807
Mortgage-backed securities	1,490,111	19,783	7,346	1,462,982
Municipals	252,199	—	1,344	250,855
SBA Pools	778,580	9,029	13	769,538
Corporate securities	1,155,423	12,336	12,741	1,130,346

	$4,512,979	$41,884	$22,387	$4,448,708

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 2. Investment Securities—(Continued)

The Bank had 38 and 31 securities at December 31, 2017 and 2016, respectively, that were in a loss position. Management does not believe any individual unrealized loss as of December 31, 2017 represents an other-than-temporary impairment. The Bank has the ability to hold the securities presented above for a time necessary to recover the amortized cost, including to maturity, if necessary.

The Bank had Federal Reserve, FHLB, and Farmer Mac Stock totaling $505,312 and $493,312 at December 31, 2017 and 2016, respectively. These amounts are carried at cost and are included in the balance sheet caption “Restricted stock.”

Investment securities with a carrying amount of approximately $1,756,040 and $1,782,098 were pledged at December 31, 2017 and 2016, respectively.

The Bank experienced a gain of $3,153 and a loss of $5,557 on the sale of securities for the year ended December 31, 2017, and a loss of $966 for the year ended 2016.

Note 3. Loans Receivable and Allowance for Loan Losses

The components of loans in the balance sheet were as follows at December 31, 2017 and 2016:

	2017	2016
Commercial loans	$12,960,060	$12,787,764
Construction and development	7,950,794	8,075,235
Residential 1-4 family	22,784,512	20,065,264
Commercial real estate loans	52,811,433	40,072,387
Consumer loans	953,341	1,205,396

	97,460,140	82,206,046
Less allowance for loan losses	1,222,062	1,069,686

	$96,238,078	$81,136,360

Overdrafts on deposit accounts at December 31, 2017 and 2016 of $9,338 and $237, respectively, are included in the above consumer loans balances.

The segments of the Bank’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. In reviewing risk, management has determined there to be several different risk categories within the loan portfolio. The allowance for loan losses consists of amounts applicable to: (i) the commercial business loan portfolio; (ii) the construction and development loan portfolio; (iii) the residential 1–4 family loan portfolio; (iv) the commercial real estate loan portfolio; and, (v) the consumer loan portfolio. The commercial business segment consists of loans made for the purpose of financing the activities of commercial customers. Construction lending is generally considered to involve a higher degree of credit risk than long-term permanent financing. If the estimate of construction cost proves to be inaccurate, the Bank may be compelled to advance additional funds to complete the construction with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If the Bank is forced to foreclose on a project prior to completion, there is no assurance that it will be able to recover the entire unpaid portion of the loan. In addition, the Bank may be required to fund additional amounts to complete a project and may have to

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 3. Loans Receivable and Allowance for Loan Losses—(Continued)

hold the property for an indeterminate period of time. The residential mortgage loan segment is made up of fixed rate and adjustable rate single-family amortizing term loans, which are primarily first liens. The commercial real estate segment primarily consists of loans made for the business purpose of commercial customers secured by real estate. The consumer loan segment consists of motor vehicle loans, savings account loans, personal lines of credit, overdraft loans, other types of secured consumer loans, and unsecured personal loans.

Management establishes the allowance for loan losses based upon its evaluation of the pertinent factors underlying the types and quality of loans in the portfolio. Commercial loans and commercial real estate loans are reviewed on a regular basis with a focus on larger loans along with loans which have experienced past payment or financial deficiencies. Certain loans including commercial and other loans which are experiencing payment or financial difficulties, loans in industries for which economic trends are negative, and loans which are of heightened concern to management are included on the Bank’s “watch list.”

Watch list loans, if significant and larger commercial loans and commercial real estate loans which are 90 days or more past due are selected for impairment testing. These loans are analyzed to determine if they are “impaired,” which means that it is probable that all amounts will not be collected according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (a) the present value of expected future cash flows discounted at the loan’s effective interest rate; (b) the loan’s observable market price; or (c) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis, with management primarily utilizing the fair value of collateral method for loans that are collateral dependent. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan can be removed from impairment status is made on a monthly basis. The Bank’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

The following table presents impaired loans by class as of December 31, 2017 and 2016:

	Impaired Loans with No Specific Allowance	Impaired Loans with a Specific Allowance	Related Allowance	Total Impaired Loans
	Recorded Investment	Recorded Investment		Recorded Investment	Unpaid Balance
December 31, 2017
Commercial loans	$—	$350,000	$100,000	$350,000	$350,000
Construction and development loans	—	—	—	—	—
Residential 1-4 family	172,100	—	—	172,100	172,100
Commercial real estate loans	807,701	—	—	807,701	807,701
Consumer loan and overdrafts	—	—	—	—	—

Total impaired loans	$979,801	$350,000	$100,000	$1,329,801	$1,329,801

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 3. Loans Receivable and Allowance for Loan Losses—(Continued)

	Impaired Loans with No Specific Allowance	Impaired Loans with a Specific Allowance	Related Allowance	Total Impaired Loans
	Recorded Investment	Recorded Investment		Recorded Investment	Unpaid Balance
December 31, 2016
Commercial loans	$—	$400,000	$50,000	$400,000	$400,000
Construction and development loans	—	—	—	—	—
Residential 1-4 family	—	—	—	—	—
Commercial real estate loans	708,060	—	—	708,060	708,060
Consumer loan and overdrafts	—	—	—	—	—

Total impaired loans	$708,060	$400,000	$50,000	$1,108,060	$1,108,060

The following table presents the average recorded investment in impaired loans and related interest income recognized for the year ended December 31, 2017:

	Average Investment In Impaired Loans	Interest Income Recognized on an Accrual Basis
December 31, 2017
Commercial loans	$375,000	$—
Construction and development loans	—	—
Residential 1-4 family	86,050	6,255
Commercial real estate loans	752,352	5,072
Consumer loan and overdrafts	—	—

	$1,213,402	$11,327

Management uses a nine (9) point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first five categories are considered not criticized and are aggregated as “Pass” rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the orderly liquidation of the debt and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered Substandard. Loans in the Doubtful category have all the weaknesses found in Substandard loans, with the added provision that the weaknesses make collection of debt in full highly questionable and improbable. Any portion of a loan that has been charged off is placed in the Loss category. To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank’s risk rating process is assigned to both internal and external oversight. The Bank’s loan officers are responsible for the timely and accurate risk rating of the loans in their portfolios at origination and on an ongoing basis. The Loan Operations Department confirms the appropriate risk grade at origination and monitors all subsequent changes to risk ratings. The Bank’s Senior Credit Officer reviews risk grades and approves all risk rating upgrades for criticized or classified loans.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 3. Loans Receivable and Allowance for Loan Losses—(Continued)

The Bank engages an external consultant to conduct loan reviews every 18 months. Generally, the external consultant reviews loan relationships that equal or exceed $1,000,000, a sample of loans under $1,000,000 that were originated since the prior external review, and all adversely classified commercial credits that exceed $100,000. Detailed reviews, including plans for resolution, are completed by management on loans classified as Substandard on a quarterly basis.

The following table presents the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard, and Doubtful within the internal risk rating system as of December 31, 2017 and 2016:

	Pass	Special Mention	Sub-standard	Doubtful	Total
December 31, 2017
Commercial loans	$12,610,060	$—	$350,000	$—	$12,960,060
Commercial real estate loans	52,003,732	—	807,701	—	52,811,433

	$64,613,792	$—	$1,157,701	$—	$65,771,493

December 31, 2016
Commercial loans	$12,387,764	$400,000	$—	$—	$12,787,764
Commercial real estate loans	39,364,327	534,072	173,988	—	40,072,387

	$51,752,091	$934,072	$173,988	$—	$52,860,151

The following table presents the classes of the loan portfolio for which loan performance is the primary credit quality indicator:

	Construction Loans	Residential 1-4	Consumer Loans	Total
December 31, 2017
Performing loans	$7,950,794	$22,598,045	$944,055	$31,492,894
Non-performing loans	—	186,467	9,286	195,753

	$7,950,794	$22,784,512	$953,341	$31,688,647

December 31, 2016
Performing loans	$8,075,235	$20,027,698	$1,205,396	$29,308,329
Non-performing loans	—	37,566	—	37,566

	$8,075,235	$20,065,264	$1,205,396	$29,345,895

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2017 and 2016.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 3. Loans Receivable and Allowance for Loan Losses—(Continued)

	Current	30-59 Days Past Due	60-89 Days Past Due	90 days + Past Due	Total Past Due	Total Loans
December 31, 2017
Commercial loans	$12,610,060	$—	$—	$350,000	$350,000	$12,960,060
Construction and development loans	7,950,794	—	—	—	—	7,950,794
Residential 1-4 family	22,598,045	—	—	186,467	186,467	22,784,512
Commercial real estate	52,028,391	—	20,112	762,930	783,042	52,811,433
Consumer loans and overdrafts	944,055	9,286	—	—	9,286	953,341

	$96,131,345	$9,286	$20,112	$1,299,397	$1,328,795	$97,460,140

December 31, 2016
Commercial loans	$12,387,764	$—	$400,000	$—	$400,000	$12,787,764
Construction and development loans	8,075,235	—	—	—	—	8,075,235
Residential 1-4 family	20,027,698	—	—	37,566	37,566	20,065,264
Commercial real estate	39,364,327	—	291,407	416,653	708,060	40,072,387
Consumer loans and overdrafts	1,205,396	—	—	—	—	1,205,396

	$81,060,420	$—	$691,407	$454,219	$1,145,626	$82,206,046

The following table presents the non-accrual loans by loan type for the years ended December 31:

	2017	2016
Non-accrual loans
Commercial loans	$350,000	$—
Residential 1-4 family	186,467	37,566
Commercial real estate loans	762,930	416,653
Consumer loans and overdrafts	—	—

	$1,299,397	$454,219

An allowance for loan losses (ALLL) is maintained to absorb losses from the loan portfolio. The ALLL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans.

The classes described above provide the starting point for the ALLL analysis. Management tracks the historical net charge-off activity by loan class. Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends for peer banks are used in the estimation of losses in the current portfolio. Other qualitative factors are also considered.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 3. Loans Receivable and Allowance for Loan Losses—(Continued)

“Pass” rated credits are segregated from criticized credits for the application of qualitative factors. Management has identified a number of qualitative factors that it uses to supplement the historical charge-off factor because these factors are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The qualitative factors are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources. The Bank’s qualitative factors consist of: national and local economic trends and conditions; levels of and trends in delinquency rates and non-accrual loans; levels of and trends in the Bank’s borrowers in bankruptcy; trends in volumes and terms of loans; effects of changes in lending policies and strategies; and concentrations of credit from a loan type, industry, and/or geographic standpoint.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently-applied process in order to make appropriate and timely adjustments to the ALLL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALLL.

The following table summarizes the primary segments of the ALLL, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of December 31, 2017 and 2016. Activity in the allowance is presented for the 12 months ended December 31, 2017 and 2016:

	Commercial Loans	Construction and Development	Residential 1-4 Family	Commercial Real Estate Loans	Consumer Loans	Total
ALLL balance at December 31, 2016	$152,310	$109,600	$253,765	$552,839	$1,172	$1,069,686
Charge-offs	(6,285)	—	—	—	(5,365)	(11,650)
Recoveries	1,000	—	—	—	4,558	5,558
Provision	21,073	12,928	37,047	85,870	1,550	158,468

ALLL balance at December 31, 2017	$168,098	$122,528	$290,812	$638,709	$1,916	$1,222,062

Ending ALLL for loans individually evaluated for impairment	$100,000	$—	$—	$—	$—	$100,000

Ending ALLL for loans collectively evaluated for impairment	$68,098	$122,528	$290,812	$638,709	$1,916	$1,122,062

Loans individually evaluated for impairment	$350,000	$—	$172,100	$807,701	$—	$1,329,801

Loans collectively evaluated for impairment	$12,610,060	$7,950,794	$22,612,412	$52,003,732	$953,341	$96,130,339

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 3. Loans Receivable and Allowance for Loan Losses—(Continued)

	Commercial Loans	Construction and Development	Residential 1-4 Family	Commercial Real Estate Loans	Consumer Loans	Total
ALLL balance at December 31, 2015	$141,053	$94,437	$216,089	$477,596	$6,348	$935,523
Charge-offs	(12,754)	—	—	—	(7,720)	(20,474)
Recoveries	—	—	—	—	280	280
Provision	24,011	15,163	37,676	75,243	2,264	154,357

ALLL balance at December 31, 2016	$152,310	$109,600	$253,765	$552,839	$1,172	$1,069,686

Ending ALLL for loans individually evaluated for impairment	$50,000	$—	$—	$—	$—	$50,000

Ending ALLL for loans collectively evaluated for impairment	$102,310	$109,600	$253,765	$552,839	$1,172	$1,019,686

Loans individually evaluated for impairment	$400,000	$—	$—	$708,060	$—	$1,108,060

Loans collectively evaluated for impairment	$12,387,764	$8,075,235	$20,065,264	$39,364,327	$1,205,396	$81,097,986

The allowance for loan losses is based on estimates, and actual losses will vary from current estimates. Management believes that the granularity of the homogeneous pools and the related historical loss ratios and other qualitative factors, as well as the consistency in the application of assumptions, result in an ALLL that is representative of the risk found in the components of the portfolio at any given date.

The Bank conducts its business through three full service offices and two loan production offices located in Shelby and Lenoir, North Carolina. At December 31, 2017 and 2016, the majority of the Bank’s loan portfolio was secured by properties located in this region. The Bank does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements. There are no 1–4 family residential properties in the process of foreclosure as of December 31, 2017. There were no troubled debt restructurings in 2017 or 2016.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 4. Bank Premises, Furniture, and Equipment

Bank premises, furniture, and equipment at December 31, 2017 and 2016 were as follows:

	2017	2016

Land, building and improvements	$1,352,340	$1,186,500
Furniture, fixtures and equipment	427,836	411,048
Fixed assets in progress	—	130,104

	1,780,176	1,727,652
Less: accumulated depreciation	572,534	576,519

	$1,207,642	$1,151,133

Depreciation expense for 2017 and 2016 amounted to $60,595 and $67,066, respectively.

During 2017, the Bank completed construction and opened a branch in Yadkinville, North Carolina.

Note 5. Leases

The Bank’s leasing activities consist of the leasing of land and buildings under agreements in which the Bank is the lessee. These leases have been classified as operating leases at December 31, 2017.

The following schedule lists, by years, the future minimum rental payments required under non-cancelable operating leases that have initial remaining lease terms in excess of one year, as of December 31, 2017:

Years ending December 31:
2018	316,476
2019	316,476
2020	273,976
2021	61,476
2022	30,738

$999,142

In addition to the long-term operating leases listed above, the Bank entered into a monthly lease agreement starting in October, 2015 for $1,000 per month. Lease expense for the years ended December 31, 2017 and 2016 was $79,459 and $82,538, respectively.

Note 6. Deposits

The components of deposits in the balance sheet were as follows at December 31, 2017 and 2016:

	2017	2016

Non-interest bearing	$18,529,487	$13,412,951
Interest bearing demand	30,387,247	24,724,948
Savings deposits	32,217,013	31,696,187
Certificate of deposits	36,509,872	28,592,905
Individual retirement accounts	6,642,528	5,306,764

	$124,286,147	$103,733,755

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 6. Deposits—(Continued)

Scheduled maturities of certificates of deposit and individual retirement accounts at December 31, 2017 were as follows:

2018	$14,748,359
2019	11,783,821
2020	3,762,984
2021	5,228,047
2022	7,629,189

$43,152,400

Included in time deposits are certificates of deposit of $250,000 or more totaling $14,788,637 at December 31, 2017. As of December 31, 2016 certificates of deposit of $250,000 or more included in time deposits totaled $11,630,421.

Note 7. Financial Instruments

Financial instruments with off-balance-sheet risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management’s credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 7. Financial Instruments—(Continued)

Total contractual amounts of the commitments as of December 31, 2017 and 2016 were as follows:

	2017	2016

Available on lines of credit	$9,909,515	$13,162,932

Concentration of credit risk

Certain cash deposits maintained by the Bank with other financial institutions are secured by federal depository insurance. At times during the year these accounts may be in excess of the FDIC insured limit of $250,000. The Bank has not experienced losses in such accounts and believes it is not exposed to significant credit risk on cash and cash equivalents.

Note 8. Income Taxes

The components of income tax expense (benefit) are as follows:

Years ended December 31 (in thousands)	2017	2016
Current taxes – federal and state	$356,207	$518,793
Deferred taxes – federal and state	178,051	(37,728)

Income tax expense (benefit)	$534,258	$481,065

A reconciliation of the expected income tax expense computed by applying the federal statutory rate of 34% to income included in the consolidated statements of income is as follows:

Years ended December 31 (in thousands)	2017	2016
Expected tax expense, federal	$335,090	$466,767
State income tax expense, net of federal deduction	21,857	35,959
Tax rate change	174,059	—
Tax exempt interest	2,592	(6,070)
Non-deductible expenses	1,509	2,226
Other	(849)	(17,817)

Income tax expense (benefit)	$534,258	$481,065

The Bank has analyzed the tax positions taken or expected to be taken in its tax returns and does not believe it has any liability related to uncertain tax positions. The Banks’s policy is to classify any interest or penalties recognized as interest expense or noninterest expense, respectively. The years ended December 31, 2017, 2016, and 2015 remain open for audit by all major jurisdictions.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 8. Income Taxes—(Continued)

The tax effects of temporary timing differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31, (In thousands)	2017	2016
Deferred tax assets
Allowance for loan and other real estate losses	$270,656	$391,166
Interest on non-accrual loans	12,890	3,469
Deferred revenue	22,435	49,920
Other real estate owned valuation allowance	2,337	3,900
Organizational costs	35,704	70,415
Net unrealized losses on securities available for sale	11,549	3,993

Total deferred tax assets	355,571	522,863

Deferred tax liabilities
Depreciation	71,580	67,468
Deferred loan costs	5,300	9,577
Accretion of discount on investment securities	918	1,542

Total deferred tax liabilities	77,798	110,307

Net deferred tax asset	$277,773	$444,276

Deferred tax assets or liabilities are initially recognized for differences between the financial statement carrying amount and the tax basis of asset and liabilities which will result in future deductible or taxable amounts and operating loss and tax credit carry-forwards. A valuation allowance is then established, as applicable, to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss or credit carry-forwards depends on having sufficient taxable income of an appropriate character within the carry-back and carry-forward periods. Sources of taxable income that may allow for the realization of tax benefits include (1) taxable income in the current year of prior years that is available through carry-back, (2) future taxable income that will result from the reversal of existing taxable temporary differences, and (3) taxable income generated by future operations. There is no valuation allowance for deferred tax assets as of December 31, 2017 and 2016. It is management’s belief that realization of the deferred tax asset is more likely than not. See the “Deferred Tax Asset” section of Note 1 above for additional information.

On December 22, 2017, President Trump signed into law new U.S. tax reform legislation (the “Act”). The Act makes significant changes to U.S. corporate income tax laws including a decrease in the corporate income tax rate to 21% effective for tax years beginning after December 31, 2017. As a result of the change in tax rate, a tax expense of $174,059 was recorded in 2017.

Note 9. Related Party Transactions

The Bank has entered into transactions with its directors, officers, and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions,

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 9. Related Party Transactions—(Continued)

including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Loan transactions with related parties are presented below, net of any portions sold to other financial institutions:

	2017	2016

Balance, beginning	$4,138,906	$3,909,267

New loans and net advances	1,929,262	1,290,144
Repayments	(98,582)	(1,060,505)

Balance, ending	$5,969,585	$4,138,906

The Bank held related party deposits of approximately $3,197,687 and $4,265,251 at December 31, 2017 and 2016, respectively.

Note 10. Limitations on Dividends

North Carolina banking regulations allow a bank to pay cash dividends unless such payments would reduce capital below required levels. The Bank’s primary federal regulator places additional restrictions in that declaration of dividends may not exceed net income as reported in the Statement of Operations for the current year and retained net income for the prior two years or exceed the Bank’s retained earnings. If either of these restrictions is met, prior approval from the federal regulator and the holders of at least two-thirds of the outstanding shares of the Bank is required.

Note 11. Regulatory Capital Requirements

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S. banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements being phased in over a multi-year schedule, and fully phased in by January 1, 2019. Under the Basel III rules, the Bank must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The capital conservation buffer is being phased in at the rate of 0.625% per year from 0.0% in 2015 to 2.50% on January 1, 2019. The capital conservation buffer for 2017 is 1.25% and for 2016 is 0.625%. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2017, the Bank met all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 11. Regulatory Capital Requirements—(Continued)

brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2017 and 2016, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Bank’s actual capital amounts and ratios as of December 31 are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Action Provisions
As of December 31, 2017:	Amount	Ratio %	Amount	Ratio %	Amount	Ratio %
CET1 capital (to risk-weighted assets)	$11,861,000	13.49%	$3,952,500	4.50%	$5,714,000	6.50%
Total risk-based capital (to risk-weighted assets)	$12,962,000	14.75%	$7,030,000	8.00%	$8,790,000	10.00%
Tier I Capital (to risk-weighted assets)	$11,861,000	13.49%	$5,270,000	6.00%	$7,032,000	8.00%
Tier I leverage ratios (to adjusted total assets)	$11,861,000	8.41%	$5,640,000	4.00%	$7,051,000	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Action Provisions
As of December 31, 2016:	Amount	Ratio %	Amount	Ratio %	Amount	Ratio %
CET1 capital (to risk-weighted assets)	$11,754,000	14.68%	$3,600,000	4.50%	$5,203,000	6.50%
Total risk-based capital (to risk-weighted assets)	$12,755,000	15.93%	$6,400,000	8.00%	$8,005,000	10.00%
Tier I Capital (to risk-weighted assets)	$11,754,000	14.68%	$4,800,000	6.00%	$6,404,000	8.00%
Tier I leverage ratios (to adjusted total assets)	$11,754,000	10.15%	$4,630,000	4.00%	$5,793,000	5.00%

Note 12. Line of Credit Arrangements

The Bank has several unsecured federal funds lines of credit that amount to approximately $8,500,000 as of December 31, 2017, which expire at various dates in 2018.

The Bank has also been approved to borrow from the Federal Reserve Bank of Richmond. This is a discount window and the amount of credit available varies depending on criteria developed by the Federal Reserve Bank.

The Bank had no amounts outstanding on these lines at December 31, 2017 and 2016.

The Bank has a line of credit with the Federal Home Loan Bank (FHLB), secured by certain loans. The amount available to borrow is dependent on the lendable collateral value of loans pledged. At December 31, 2017, the Bank had $10,495,540 of lendable collateral pledged to the FHLB.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 12. Line of Credit Arrangements—(Continued)

At December 31, 2017, the Bank had two advances outstanding from the FHLB in the amounts of $1,000,000 and $1,000,000, bearing interest at 1.02% and 1.00%, respectively. These advances will mature in October 2018 and August 2019.

Note 13. Common Stock Options and Warrants

The Bank has two separate stock-based compensation plans under which options may be granted to employees, officers, and Directors. The aggregate number of common shares to be issued under the plan is 189,742. To date, no options have been granted or are outstanding under either plan.

At the time the Bank was incorporated and began operations, stock purchase warrants were granted to each of the 10 members of the original Board of Directors which entitle them to purchase up to 11,363 shares of additional shares of common stock at $11 per share. The warrants expire 10 years from the date of incorporation.

Note 14. Fair Value Measurements

U.S. generally accepted accounting principles establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, such as interest rates, volatilities, prepayment speeds, and credit risks, or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon third party models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. The Bank’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Bank’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Recurring – Investment securities available for sale

Securities classified as available for sale are reported at fair value utilizing Level 1 and Level 2 inputs. The Bank obtains fair value measurements from an independent third party source. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond’s terms and conditions, among other things.

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 14. Fair Value Measurements—(Continued)

Non-recurring – Impaired loans

The Bank does not record loans at fair value on a recurring basis. However, from time-to-time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment using one of several methods, including collateral value, recent appraisal value and /or tax assessed value, liquidation value, and discounted cash flows.

At December 31, 2017, all impaired loans were evaluated based on the fair value of the collateral or discounted cash flows. Fair value is based upon independent market prices or appraised values of the collateral, if collateral dependent, or the present value of the expected future cash flows. The Bank considers both of these methods as nonrecurring Level 2. The Bank had $1,329,801 in impaired loans at December 31, 2017.

Non-recurring – Foreclosed real estate and property repossessions

Other real estate owned is adjusted to fair value upon transfer of the loans to other real estate owned. Subsequently, other real estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices or appraised values of the collateral which the Bank considers as nonrecurring Level 2.

The following tables summarize the valuation of the Bank’s assets and liabilities that are measured at fair values on a recurring and non-recurring basis at December 31, 2017 and 2016, segregated by the level of the valuation inputs within the fair value hierarchy.

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017
Assets and liabilities measured on a recurring basis:
U.S. Treasury securities	$249,023	$		$249,023	$—
U.S. Government and agency securities	1,490,933			1,490,933	—
Mortgage-backed securities	845,193			845,193	—
Municipal securities	809,116			809,116	—
SBA pools	1,450,692			1,450,692	—
Corporate securities	3,382,936			3,382,936	—

Available-for-sale securities	$8,227,893		$—	$8,227,893	$—

Assets and liabilities measured on a non-recurring basis:
Impaired loans	$1,329,801		$—	$1,329,801	$—
Foreclosed real estate and property repossessions	15,000		—	15,000	—

	$1,344,801		$—	$1,344,801	$—

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 14. Fair Value Measurements—(Continued)

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2016
Assets and liabilities measured on a recurring basis:
U.S. Treasury securities	$249,179	$—	$249,179	$—
U.S. Government and agency securities	999,765	—	999,765	—
Mortgage-backed securities	837,971	—	837,971	—
Municipal securities	1,060,255	—	1,060,255	—
SBA pools	1,473,210	—	1,473,210	—
Corporate securities	3,376,350	—	3,376,350	—

Available-for-sale securities	$7,996,730	$—	$7,996,730	$—

Assets and liabilities measured on a non-recurring basis:
Impaired loans	$1,108,060	$—	$1,108,060	$—
Foreclosed real estate and property repossessions	15,000	—	15,000	—

	$1,123,060	$—	$1,123,060	$—

Note 15. Recent Accounting Pronouncements and Changes

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 was effective for annual reporting periods beginning after December 15, 2017. ASU No. 2015-14 issued in August 2015 deferred the effective date of this Update to annual reporting periods beginning after December 15, 2018. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The adoption of this ASU is not expected to have a material effect on the Bank’s current financial position or results of operations; however, it may impact the reporting of future financial statement disclosures.

In January 2016, ASU No. 2016-01 Financial Instruments – Overall (Subtopic 825-10) was issued by the FASB. These amendments address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments will be effective for fiscal years beginning after December 15, 2018. The Bank is currently evaluating the impact of these amendments on its financial statements.

In June 2016, ASU No. 2016-13 Financial Instruments – Credit Losses (Topic 326) was issued by the FASB. The ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU is effective for the Bank in fiscal years beginning after December 15, 2020. Early application will be permitted for all organizations for

GREAT STATE BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 15. Recent Accounting Pronouncements and Changes—(Continued)

fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Bank is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

Other accounting standards have been issued by the FASB that are not currently applicable to the Bank or are not expected to have a material impact on the Bank’s financial statements

Note 16. Subsequent Event

On March 1, 2018 Great State Bank (Great State) announced they had entered into a definitive agreement to combine companies with Parkway Acquisition Corp (Parkway), the parent company of Skyline National Bank (Skyline). Under the terms of the agreement Great State will merge into Skyline in a stock transaction valued at approximately $14.5 million. Skyline will continue to be a wholly-owned subsidiary of Parkway.

The transaction is subject to approval by Parkway’s and Great State’s shareholders, banking regulators, and other customary closing conditions. The transaction is expected to be completed during the third quarter of 2018.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

by and among

PARKWAY ACQUISITION CORP.,

SKYLINE NATIONAL BANK

and

GREAT STATE BANK

March 1, 2018

A-i

A-ii

AGREEMENT AND PLAN OF MERGER, dated as of March 1, 2018 (this “Agreement”), by and among PARKWAY ACQUISITION CORP. (“Parkway”), SKYLINE NATIONAL BANK (“Skyline”) and GREAT STATE BANK (“GSB”).

RECITALS

A. Parkway. Parkway is a Virginia corporation, having its principal place of business in Floyd, Virginia.

B. Skyline. Skyline is a national banking association, having its principal place of business in Independence, Virginia, and is a wholly owned subsidiary of Parkway.

C. GSB. GSB is a North Carolina banking corporation, having its principal place of business in Wilkesboro, North Carolina.

D. Intentions of the Parties. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

E. Transaction. In accordance with the terms of this Agreement, GSB will merge with and into Skyline, with Skyline as the surviving bank.

F. Board Action. The respective Boards of Directors of each of Parkway, Skyline and GSB have (i) determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies, and (iii) adopted a resolution approving this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

Certain Definitions

1.01. Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Agreement” has the meaning set forth in Section 8.03(a).

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation, share exchange, reorganization or other business combination involving GSB or any of its Significant Subsidiaries or any proposal or offer to acquire equity interests representing 24.99% or more of the voting power of, or at least 24.99% of the assets or deposits of, GSB or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“BHC Act” has the meaning set forth in Section 5.03(g)(i).

“Book-Entry Shares” has the meaning set forth in Section 3.04(a).

“Code” has the meaning set forth in the recitals to this Agreement.

“Compensation and Benefit Plans” or “Benefit Plan” means a benefit plan and program, including without limitation: (A) all retirement, profit-sharing, thrift, employee stock ownership, savings and other pension plans; (B) all health, severance, insurance, disability and other employee welfare plans; (C) all employment, vacation and other similar plans; and (D) all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance, change in control and other employee and director benefit plans, programs or arrangements, and all employment or compensation arrangements, and (E) all similar practices, policies and arrangements in which any current or former employee, current or former consultant, or current or former director participates or to which any such employee, consultant or director is a party.

“Computer Systems” has the meaning set forth in Section 5.03(dd).

“Confidentiality Agreement” means that certain confidentiality agreement among Parkway, Skyline and GSB dated October 31, 2017.

“Disclosure Schedules” has the meaning set forth in Section 5.01.

“Dissenting Shares” has the meaning set forth in Section 2.04.

“DOL” means the United States Department of Labor.

“Effective Date” has the meaning set forth in Section 2.02.

“Effective Time” means the effective time of the Merger as defined in Section 2.02.

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.03(p)(iv).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means Computershare, Inc.

“Exchange Fund” has the meaning set forth in Section 3.04(a).

“FDIC” has the meaning set forth in Section 5.03(b).

“Fee” has the meaning set forth in Section 8.03(a).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“GSB” has the meaning set forth in the preamble to this Agreement.

“GSB Audited Financial Statements” has the meaning set forth in Section 5.03(i).

“GSB Board” means the Board of Directors of GSB.

“GSB Bylaws” means the Bylaws, as amended, of GSB.

“GSB Certificate” means the Articles of Incorporation, as amended, of GSB.

“GSB Common Stock” means the common stock, par value $5.00 per share, of GSB.

“GSB Disclosure Schedule” has the meaning set forth in Section 5.01.

“GSB Meeting” has the meaning set forth in Section 6.02(a).

“GSB Unaudited Financial Statements” has the meaning set forth in Section 5.03(i).

“GSB Warrant” means each warrant to acquire shares of GSB Common Stock.

“Indemnified Party” has the meaning set forth in Section 6.09(a).

“Insurance Amount” has the meaning set forth in Section 6.09(b).

“Intellectual Property” has the meaning set forth in Section 5.03(cc).

“IRS” has the meaning set forth in Section 5.03(n)(ii).

“Knowledge” has the meaning set forth in Section 5.02.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

“Loans” has the meaning set forth in Section 5.03(bb).

“Material Adverse Effect” means, with respect to Parkway or GSB, any event, change, effect, development, state of facts, condition, circumstances or occurrence that, individually or in the aggregate, (i) is material and adverse to the financial position, results of operations or business of Parkway and its Subsidiaries taken as a whole or GSB and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Parkway or GSB to perform its respective obligations under this Agreement or consummate the merger or seeks to enjoin the consummation of the Merger and the other transactions contemplated by this Agreement; provided, that Material Adverse Effect shall not include the impact of (a) changes in tax, banking and similar laws of general applicability or interpretations thereof by courts or Governmental Authorities except to the extent that such changes have a disproportionate impact on Parkway or GSB, as the case may be, relative to the overall effects on the banking industry, (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, except to the extent that such changes have a disproportionate impact on Parkway or GSB, as the case may be, relative to the overall effects on the banking industry, (c) changes in economic conditions affecting financial institutions generally, including changes in market interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets except to the extent that such changes have a disproportionate impact on Parkway or GSB, as the case may be, relative to the overall effects on the banking industry, (d) any modifications or changes to valuation policies and practices in connection with the Merger in accordance with GAAP, (e) actions and omissions of Parkway or GSB taken with the prior written consent of the other in contemplation of the transactions contemplated hereby, (f) any outbreak or escalation of hostilities or war (whether or not declared) or any act of terrorism, or any earthquakes, hurricanes, tornados or other natural disasters, (g) failure of Parkway or GSB to meet any internal financial forecasts or any earnings projections (whether made by Parkway or GSB or any other Person), (h) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, or (i) the effects of compliance with this

Agreement on the operating performance of the parties, including, expenses incurred by the parties in consummating the transactions contemplated by this Agreement.

“Material Contract” has the meaning set forth in Section 5.03(o).

“Merger” has the meaning set forth in Section 2.01(a).

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“National Bank Act” means the National Bank Act, as amended, and the regulations of the OCC thereunder.

“NCBCA” means the North Carolina Business Corporation Act, as amended.

“New Certificate” has the meaning set forth in Section 3.04(a).

“OCC” means the Office of the Comptroller of the Currency.

“Old Certificate” has the meaning set forth in Section 3.04(a).

“Parkway” has the meaning set forth in the preamble to this Agreement.

“Parkway Board” means the Board of Directors of Parkway.

“Parkway Bylaws” means the Bylaws, as amended, of Parkway.

“Parkway Certificate” means the Articles of Incorporation, as amended, of Parkway.

“Parkway Common Stock” means the common stock, no par value, of Parkway.

“Parkway Disclosure Schedule” has the meaning set forth in Section 5.01.

“Parkway Financial Statements” has the meaning set forth in Section 5.04(k)(i).

“Parkway Meeting” has the meaning set forth in Section 6.02(b).

“Pension Plan” has the meaning set forth in Section 5.03(p)(ii).

“Person” means any individual, bank, corporation, limited liability company, partnership, association, joint-stock company, business trust or unincorporated organization.

“Plan of Merger” means the Plan of Merger in the form hereof attached as Exhibit A.

“Previously Disclosed” by a party shall mean, with respect to GSB, information set forth in the GSB Disclosure Schedule corresponding to the section of this Agreement where such term is used, or, with respect to Parkway, any information contained in any of Parkway’s SEC Documents or set forth in a section of the Parkway Disclosure Schedule corresponding to the section of this Agreement where such term is used.

“Property Lease” has the meaning set forth in Section 5.03(x).

“Proxy Statement” has the meaning set forth in Section 6.03(a).

“Registration Statement” has the meaning set forth in Section 6.03(a).

“Regulatory Authority” and “Regulatory Authorities” have the meaning set forth in Section 5.03(m)(i).

“Regulatory Communication” has the meaning set forth in Section 6.08(a).

“Rights” means, with respect to any Person, securities, agreements, plans (including any employee stock purchase plans, dividend reinvestment plans or other equity plans) or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” means any registration statement, prospectus, report, schedule and definitive proxy statement and other documents filed with the SEC since December 31, 2015 by Parkway pursuant to the Securities Act or Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Significant Subsidiary” has the meaning ascribed to it in Rule 1-02(w) of Regulation S-X of the SEC.

“Skyline” has the meaning set forth in the preamble to this Agreement.

“Skyline Bylaws” means the Bylaws, as amended, of Skyline.

“Skyline Certificate” means the Articles of Association, as amended, of Skyline.

“Skyline Common Stock” has the meaning set forth in Section 5.04(f)(i).

“Subsidiary” has the meaning ascribed to it in Rule 1-02(x) of Regulation S-X of the SEC.

“Superior Proposal” has the meaning set forth in Section 8.01(h)(ii).

“Surviving Bank” has the meaning set forth in Section 2.01(a).

“Takeover Laws” has the meaning set forth in Section 6.07.

“Tax” and “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority.

“Tax Return” means any return, amended return or other report (including, without limitation, elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

“VSCA” means the Virginia Stock Corporation Act, as amended.

ARTICLE II

The Merger

2.01. The Merger.

(a) Subject to the terms and conditions hereinafter set forth, including the Plan of Merger substantially in the form attached as Exhibit A, at the Effective Time GSB shall merge with and into Skyline (the “Merger”) under the laws of the United States and the State of North Carolina, and the separate corporate existence of GSB shall cease and Skyline shall survive and continue to exist as a national banking association organized under the laws of the United States. Skyline, as the surviving bank in the Merger, is sometimes referred to herein as the “Surviving Bank.”

(b) Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Merger shall become effective as of the date and time agreed to by Parkway and GSB (i) as specified in the articles of merger filed with the Secretary of State of the State of North Carolina relating to the Merger and (ii) upon the issuance of a certification of merger by the OCC relating to the Merger. The Merger shall have the effects as set forth in the National Bank Act and, to the extent applicable, the banking laws of the Commonwealth of Virginia and the State of North Carolina, the VSCA and the NCBCA.

(c) The national bank charter of Skyline, the Skyline Certificate and the Skyline Bylaws, as in effect immediately prior to the Effective Time, shall be the national bank charter, articles of association and bylaws of the Surviving Bank until thereafter amended in accordance with applicable law.

(d) Prior to the Effective Time, Parkway agrees to (i) take all appropriate actions to adopt amendments to the Parkway Bylaws and Skyline Bylaws to increase the number of directors that may serve on the Parkway Board and the Skyline Board, respectively, to the extent necessary to accommodate the appointment of two non-executive officer directors of the GSB Board as directors of each of Parkway and Skyline at the Effective Time and (ii) cause such non-executive officer directors of the GSB Board to be appointed as directors of each of Parkway and Skyline at the Effective Time. Parkway shall select the two individuals after consultation with GSB and subject to the satisfaction of all legal and governance requirements regarding service as a director of each of Parkway and Skyline.

(e) Parkway and Skyline, with written consent from GSB, may at any time prior to the Effective Time change the method of effecting the combination with GSB (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, that no such change shall (i) alter or change the amount or kind of Merger Consideration or otherwise have a material adverse economic impact on holders of GSB Common Stock, (ii) adversely affect the tax-free treatment of the Merger to GSB’s shareholders as a result of receiving the Merger Consideration, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

2.02. Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the parties shall cause the effective date of the Merger (the “Effective Date”) to occur on either (i) the fifth business day after the last of the conditions set forth in Article VII has been satisfied or waived in accordance with the terms of this Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger (or, at the election of the parties to this Agreement, on the first business day of the month following the month in which such fifth business day occurs), or (ii) such other date to which the parties may agree in writing. The time on the Effective Date when the Merger shall become effective is referred to as the “Effective Time.”

2.03. Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

2.04. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by applicable law, each share of GSB Common Stock which is issued and outstanding immediately prior to the Effective Time the holder of which has perfected his or her right to appraisal under Article 13 of the NCBCA or other applicable law and has not effectively withdrawn or lost such right as of the Effective Date (the “Dissenting Shares”) shall not be converted into or represent a right to receive the Merger Consideration, and the holder thereof shall be entitled only to such rights as are granted by the NCBCA or other applicable law. GSB shall give Parkway prompt written notice upon receipt by GSB of any such written demands for payment of the fair value of such shares of GSB Common Stock and of withdrawals of such demands and any other instruments provided pursuant to the NCBCA or other applicable law. Any payments made in respect of Dissenting Shares shall be made by Parkway. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to appraisal and shall have delivered a properly completed letter of transmittal to the Exchange Agent, the Dissenting Shares held by such holder shall be converted into the right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement.

ARTICLE III

Consideration; Exchange Procedures

3.01. Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(a) Merger Consideration. Subject to the limitations set forth in this Agreement, each issued and outstanding share of GSB Common Stock (other than (i) shares of GSB Common Stock owned by Parkway or any of its Subsidiaries other than shares held in a fiduciary capacity or as a result of debts previously contracted and (ii) Dissenting Shares) shall be converted into 1.21 shares of Parkway Common Stock. The shares of Parkway Common Stock to be issued to holders of GSB Common Stock under this Section 3.01(a), together with any cash in lieu of fractional shares of Parkway Common Stock to be paid pursuant to Section 3.03, are referred to as the “Merger Consideration.”

(b) Outstanding Parkway Common Stock. Each share of Parkway Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

3.02. Rights as Shareholders; Stock Transfers. At the Effective Time, holders of GSB Common Stock shall cease to be, and shall have no rights as, shareholders of GSB, other than to receive the Merger Consideration and any dividend or other distribution with respect to such GSB Common Stock with a record date occurring prior to the Effective Time. After the Effective Time, there shall be no transfers on the stock transfer books of GSB, the Surviving Bank or Parkway of shares of GSB Common Stock.

3.03. Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Parkway Common Stock will be issued in the Merger. Parkway shall pay to each holder of GSB Common Stock who would otherwise be entitled to a fractional share of Parkway Common Stock pursuant to Section 3.01(a) (after taking into account all Old Certificates registered in the name of such holder or Book-Entry Shares held by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the closing prices of Parkway Common Stock quoted on the OTC Markets Group’s OTCQX tier for the ten (10) most recent trading days ending on and including the day preceding the Effective Date on which there were reported trades in Parkway Common Stock.

3.04. Exchange Procedures.

(a) At or prior to the Effective Time, Parkway shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates formerly representing shares of GSB Common

Stock (“Old Certificates”) and holders of non-certificated shares of GSB Common Stock (“Book-Entry Shares”), for exchange in accordance with this Article III, (i) certificates representing an aggregate number of shares of Parkway Common Stock or non-certificated shares of Parkway Common Stock necessary for issuance to holders of GSB Common Stock as provided in Section 3.01(a) (collectively, “New Certificates”) and (ii) an amount of cash necessary for payments required by Section 3.03 (the “Exchange Fund”). The Exchange Fund will be distributed in accordance with the Exchange Agent’s normal and customary procedures established in connection with merger transactions.

(b) As soon as practicable after the Effective Time, and in no event later than five (5) business days thereafter, the Exchange Agent shall mail to each holder of record of one or more Old Certificates or Book-Entry Shares a letter of transmittal (which shall specify that no Person shall have the right to receive the Merger Consideration until they deliver the Old Certificates, or a lost stock affidavit and indemnity in form reasonably satisfactory to the Exchange Agent, to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates or Book-Entry Shares in exchange for the New Certificates that the holders of the Old Certificates or Book-Entry Shares are entitled to receive pursuant to Article III and any cash in lieu of fractional shares. Upon proper surrender of an Old Certificate or Book-Entry Shares (or delivery of a lost stock affidavit and indemnity) for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor (i) a New Certificate representing that number of whole shares of Parkway Common Stock that such holder has the right to receive pursuant to Article III and (ii) a check representing the amount of any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificates or Book-Entry Shares surrendered pursuant to the provisions of this Article III and the Old Certificates or Book-Entry Shares so surrendered shall forthwith be cancelled.

(c) Neither the Exchange Agent nor any party hereto shall be liable to any former holder of GSB Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to Parkway Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate or Book-Entry Shares representing shares of GSB Common Stock converted in the Merger into the right to receive shares of such Parkway Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parkway Common Stock such holder had the right to receive upon surrender of the Old Certificates or Book-Entry Shares.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of GSB on the business day after the one-year anniversary of the Effective Date shall be paid to Parkway. Any shareholders of GSB who have not theretofore complied with this Article III shall thereafter look only to Parkway for payment of the Merger Consideration and unpaid dividends and distributions on Parkway Common Stock deliverable in respect of each share of GSB Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

3.05. Warrants.

(a) With respect to any GSB Warrant that is exercised between the date hereof and the Effective Time, GSB shall use its reasonable best efforts to facilitate a payment of the exercise price of such GSB Warrant by the holder thereof through a cashless exercise of such GSB Warrant by withholding, from the shares of GSB Common Stock that would otherwise be delivered to the holder upon such exercise, shares of GSB Common Stock issuable upon exercise of the GSB Warrant equal in value to the aggregate exercise price as to which such

GSB Warrant is so exercised based on the fair market value of GSB Common Stock (which fair market value shall be reasonably determined by the GSB Board) on the day on which such GSB Warrant is exercised; provided, that nothing herein shall require that holders of GSB Warrants pay the exercise price of their GSB Warrants by cashless exercise or restrict or prohibit a holder of a GSB Warrant, at his or her election, from exercising that GSB Warrant in accordance with its terms by paying the full exercise price in cash and receiving the full number of shares of GSB Common Stock covered thereby.

(b) At the Effective Time, each GSB Warrant that is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a right to acquire GSB Common Stock and shall automatically be converted without any action on the part of the holder thereof into the right to receive, at the election of the holder, either (i) $3.00 in cash (without interest) for each share of GSB Common Stock subject to such GSB Warrant or (ii) 0.25 shares of Parkway Common Stock.

3.06. Withholding Rights. Parkway or the Exchange Agent, as the case may be, will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Authority by or on behalf of Parkway or the Exchange Agent, as the case may be, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made by Parkway or the Exchange Agent, as the case may be.

3.07. Anti-Dilution Provisions. In the event Parkway changes (or establishes a record date for changing) the number of shares of common stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, reorganization, recapitalization or similar transaction with respect to the outstanding Parkway Common Stock or establishes a record date prior to the Effective Time with respect to any dividend or other distribution in respect of the Parkway Common Stock other than a cash dividend consistent with past practice, Parkway shall adjust the Merger Consideration proportionately to provide the holders of GSB Common Stock the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE IV

Actions Pending the Effective Time

4.01. Forbearances of GSB. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or Previously Disclosed, and except as required by applicable law or regulation, without the prior written consent of Parkway (which consent shall not be unreasonably withheld, delayed or conditioned), GSB will not, and GSB shall cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary and usual course, fail to use reasonable efforts to preserve intact its assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, make any capital expenditure in excess of $50,000 or take any action reasonably likely to have an adverse effect upon its ability to perform any of its material obligations under this Agreement.

(b) Capital Stock. With the exception of issuances of shares of GSB Common Stock upon the exercise in accordance with their terms of GSB Warrants outstanding on the date of this Agreement, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights or agree to do any of the foregoing.

(c) Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of GSB Common Stock, except for a one-time payment of an annual cash dividend consistent with past practice not to exceed $0.07 per share or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of GSB Common Stock (or obligations convertible into or exchangeable for any shares of capital stock).

(d) Compensation; Employment Agreements; Etc. (i) Enter into or amend or renew any employment, consulting, compensation, severance or similar agreements or arrangements with any director, officer or employee of it or its Subsidiaries, or (ii) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, or consultant, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, or consultant; except (A) normal individual increases in compensation to employees in the ordinary course of business consistent with past practice and (B) individual cash bonus and cash incentive awards in the ordinary course of business consistent with past practice.

(e) Benefit Plans. Except as may be required by the governing document of a benefit plan:

(i) establish or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto in respect of any director, officer or employee;

(ii) take any action to fund or in any way secure the payment of compensation or benefits under any Compensation and Benefit Plans;

(iii) enter into any collective-bargaining agreement;

(iv) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any Compensation and Benefit Plan; or

(v) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards or any other Rights.

(f) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of any of its assets, deposits, business or properties, except (i) in the ordinary course of business consistent with past practices in amounts that do not exceed $25,000 individually or $50,000 in the aggregate, (ii) the sale for adequate value of property acquired in connection with the foreclosure or enforcement of a Lien securing a Loan or (iii) as permitted under Section 4.01(r).

(g) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity.

(h) Governing Documents. Amend its articles of incorporation or bylaws or similar governing documents of any Subsidiary.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable law, GAAP or its Regulatory Authorities.

(j) Contracts. Except in the ordinary course of business consistent with past practice, enter into, terminate or waive any material provisions of any Material Contract or amend or modify any of its existing Material Contracts.

(k) Claims. Except in the ordinary course of business, settle any claim, action or proceeding against GSB that involves more than $20,000 or consent to any equitable remedy.

(l) Adverse Actions. Take any action that (i) would, or is reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code or (ii) is intended to or is reasonably likely to (A) result in any of the conditions to the Merger set forth in Article VII not being satisfied, (B) be a material violation of any provision of this Agreement or (C) materially delay the consummation of or affect the ability of any party to consummate the transactions contemplated hereby.

(m) Risk Management. Except as required by formal or informal agreements entered into with Regulatory Authorities, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to materially follow its existing policies or practices with respect to managing its exposure to interest rate and other risk, or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(n) Indebtedness. Other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any capital contribution to, or investment in, any Person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, borrowings from the Federal Home Loan Bank of Atlanta, borrowings from the Federal Reserve Bank of Richmond discount window, sales of certificates of deposit and entering into repurchase agreements).

(o) Loans. (i) Make, renew or amend any loan or extension of credit (A) in an amount to any one borrower in excess of $1,000,000, which amount is understood to include any current outstanding principal balance to any such borrower, (B) that involves a participation or similar multi-lender arrangement or (C) that is outside the ordinary course of business, (ii) purchase any loan or extension of credit or (iii) make any material changes to its policies and practices with respect to underwriting, pricing, originating or servicing Loans, in each case except as required by any Regulatory Authority. In the event Parkway’s prior written consent is required for any of the actions described above, GSB shall notify Parkway of its intention to take such action at least two (2) business days in advance of its becoming committed to take such action, and, in the event that Parkway shall not have notified GSB that it objects to such action by 5:00 p.m. on the second business day following GSB’s giving of such written notice, GSB may proceed with such action without Parkway’s consent.

(p) New Lines of Business. Enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any Regulatory Authority.

(q) Investments. Make any equity investment either by purchase of stock or other equity securities or securities convertible into an equity security or contributions to capital.

(r) Investment Portfolio. Restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported. In the event Parkway’s prior written consent is required for any of the actions described above, GSB shall notify Parkway of its intention to take such action at least two (2) business days in advance of taking such action, and, in the event that Parkway shall not have notified GSB that it objects to such action by 5:00 p.m. on the second business day following GSB’s giving of such written notice, GSB may proceed with such action without Parkway’s consent.

(s) Tax Returns. File or amend any Tax Return other than in the ordinary course of business, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability.

(t) Regulatory Actions. Take any action that would materially impede or materially delay the ability of the parties to obtain any necessary approvals of any Regulatory Authority or Governmental Authority required for the transactions contemplated hereby.

(u) Commitments. Agree, commit, or adopt any resolutions to do any of the foregoing.

4.02. Forbearances of Parkway and Skyline. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or Previously Disclosed, and except as required by applicable law or regulation, without the prior written consent of GSB (which consent shall not be unreasonably withheld, delayed or conditioned), Parkway and Skyline will not, and Parkway and Skyline shall cause each of their Subsidiaries not to:

(a) Ordinary Course. Conduct its business and the business of its Subsidiaries other than in the ordinary and usual course, fail to use reasonable efforts to preserve intact its assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates or take any action reasonably likely to have an adverse effect upon its ability to perform any of its material obligations under this Agreement.

(b) Governing Documents. Amend their articles of incorporation, articles of association or bylaws or similar governing documents of any Subsidiary in a manner which would have a Material Adverse Effect on Parkway or Skyline or any of their Subsidiaries, GSB, the shareholders of GSB or the transactions contemplated by this Agreement.

(c) Adverse Actions. Take any action that (i) would, or is reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code or (ii) is intended to or is reasonably likely to (A) result in any of the conditions to the Merger set forth in Article VII not being satisfied, (B) be a material violation of any provision of this Agreement or (C) materially delay the consummation of affect the ability of any party to consummate the transactions contemplated hereby.

(d) Regulatory Actions. Take any action that would materially impede or materially delay the ability of the parties to obtain any necessary approvals of any Regulatory Authority or Governmental Authority required for the transactions contemplated hereby.

(e) Risk Management. Except as required by applicable law or regulation, or by formal or informal agreements entered into with Regulatory Authorities, fail to follow its risk management policies or practices in any material respect.

(f) Commitments. Agree, commit, or adopt any resolutions to do any of the foregoing.

ARTICLE V

Representations and Warranties

5.01. Disclosure Schedules. On or prior to the date hereof, Parkway has delivered to GSB a schedule (the “Parkway Disclosure Schedule”) and GSB has delivered to Parkway a schedule (the “GSB Disclosure Schedule,” and collectively, the “Disclosure Schedules”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04, to one or more of its forbearances contained in Article IV, or to one or more of its covenants contained in Article VI; provided, that (a) no such item is required to be set forth in the Disclosure Schedules as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard set forth in Section 5.02, (b) the mere inclusion of an item in the

Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the party making the representation, and (c) any disclosures made by GSB with respect to a paragraph of Section 5.03, or by Parkway or Skyline with respect to a paragraph of Section 5.04, shall be deemed to qualify any other paragraphs of Section 5.03 or 5.04, respectively, that is specifically referenced or cross-referenced in the Disclosure Schedules or to the extent it is reasonably apparent on the face of such section of the Disclosure Schedules (notwithstanding the absence of a specific cross reference) that such disclosure applies to such other paragraphs. All of Parkway’s and Skyline’s representations, warranties and covenants contained in this Agreement are qualified by reference to the Parkway Disclosure Schedule, all of GSB’s representations, warranties and covenants contained in this Agreement are qualified by reference to the GSB Disclosure Schedule, and none thereof shall be deemed to be untrue or breached as a result of effects arising from actions taken in compliance with a written request or consent of the other party. Each representation, warranty and covenant of Parkway, Skyline and GSB shall refer to it and its subsidiaries unless the context clearly dictates that it not refer also to subsidiaries.

5.02. Standard. Except for the representations in Sections 5.03(a)(i), 5.03(c), 5.03(e), 5.03(f), 5.03(g)(ii)(B), 5.03(j), 5.04(a)(i), 5.04(b)(i), 5.04(b)(iii), 5.04(d), 5.04(f)(i), 5.04(g), 5.04(h), 5.04(i)(ii)(B) and 5.04(m) (each of which shall be true in all material respects), no representation or warranty of Parkway, Skyline or GSB contained in Section 5.03 or 5.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04 has had or is reasonably likely to have a Material Adverse Effect.

As used in this Agreement, references to the “knowledge” of either Parkway or Skyline, to either of Parkway’s or Skyline’s “knowledge,” and to similar terms with respect to Parkway or Skyline, in each case mean the actual knowledge or conscious awareness of specified information by their officers, J. Allan Funk, Blake M. Edwards, Rebecca M. Melton, Mary D. Tabor and Rodney R. Halsey, and references to the “knowledge” of GSB, to GSB’s “knowledge,” and to similar with respect to GSB shall mean the actual knowledge or conscious awareness of specified information by its officers, C. Greg Edwards, Larry J. Farthing, and Ronald S. Pearson.

5.03. Representations and Warranties of GSB. Subject to Sections 5.01 and 5.02 and except as Previously Disclosed, GSB hereby represents and warrants to Parkway:

(a) Organization and Standing. GSB (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, and (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified. True, complete and correct copies of the GSB Certificate and GSB Bylaws, as in effect on the date of this Agreement, have been made available to Parkway.

(b) Insured Deposit Accounts. The deposit accounts of GSB are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(c) Capitalization.

(i) The authorized capital stock of GSB consists of 15,000,000 shares of GSB Common Stock and 2,000,000 shares of GSB preferred stock. As of the date hereof, 948,710 shares of GSB Common Stock are outstanding and no shares of GSB preferred stock are outstanding.

(ii) Except as set forth on Section 5.03(c) of the GSB Disclosure Schedule, GSB does not have and is not bound by any outstanding subscriptions, options, shares of restricted stock, restricted stock units, warrants, calls, commitments or agreements of any character or any Rights calling for the purchase or issuance of any shares of GSB Common Stock, GSB preferred stock or any other equity securities of GSB or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of GSB Common Stock, GSB preferred stock or other equity securities of GSB or any of its Subsidiaries. Section 5.03(c) of the GSB Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of all outstanding GSB Warrants or Rights, indicating with respect to each such warrant or Right the name of the holder thereof, the number and type of shares of GSB Common Stock subject to such warrant and the exercise price thereof.

(iii) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of GSB having the right to vote on any matters on which its shareholders may vote are issued or outstanding.

(iv) The outstanding shares of GSB Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(d) Subsidiaries. Section 5.03(d) of the GSB Disclosure Schedule sets forth a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary. There are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities. There are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities.

(i) Section 5.03(d) of the GSB Disclosure Sets forth a list of all equity securities, or similar interests of any Person or any interest in a partnership or joint venture of any kind, other than its Subsidiaries, that it beneficially owns, directly or indirectly, as of the date hereof.

(ii) Each of its Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(e) Corporate Power. GSB and its Subsidiaries have the corporate power and authority to carry on their business as it is now being conducted and to own all their properties and assets, have the corporate power and authority to execute, deliver and perform their obligations under this Agreement and, subject to receipt of required approvals by the shareholders of GSB, to consummate the transactions contemplated hereby.

(f) Corporate Authority. Subject to receipt of the requisite approval of this Agreement (including the Plan of Merger) by the holders of GSB’s common stock under applicable law, the execution and delivery of this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of GSB. Assuming due authorization, execution and delivery by Parkway and Skyline, this Agreement is a valid and legally binding obligation of GSB enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(g) Consents and Approvals: No Defaults.

(i) Except for (A) the filing of applications, notices and waiver requests as applicable, with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and the Federal Reserve Act, the OCC under the National Bank Act, the Virginia Bureau of Financial Institutions and the North Carolina Commissioner of Banks, (B) the filing with the SEC of the Registration Statement and the Proxy Statement, (C) the filing of articles of merger with the Secretary of State of the State of North Carolina and a notice of consummation with the OCC, and the issuance of a certificate of merger by the OCC in connection with the Merger, (D) the receipt of approval of the shareholders of Parkway and GSB, and (E) such filings and approvals as are required to be made under

“blue sky” laws, no consents or approvals of, or filings or registrations with, any Regulatory Authority or Governmental Authority or with any third party are required to be made or obtained by GSB or any of its Subsidiaries in connection with the execution, delivery or performance of this Agreement or to consummate the Merger. As of the date hereof, GSB has no knowledge of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt of the approval of GSB’s shareholders, regulatory approvals and expiration of related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or any agreement, indenture or instrument to which GSB or any of its Subsidiaries is a party or by which GSB or any of its Subsidiaries or any of their properties or assets may be bound, (B) constitute a breach or violation of, or a default under its articles of incorporation or bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or any agreement, indenture or instrument.

(h) No Brokers. No action has been taken by GSB that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except for the fee to be paid to Performance Trust Capital Partners, LLC set forth on Section 5.03(h) of the GSB Disclosure Schedule.

(i) Financial Statements.

(i) GSB has made available to Parkway (A) its audited balance sheets (including related notes and schedules) as of December 31, 2016 and December 31, 2015, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the two fiscal years ended December 31, 2016 and 2015 (the “GSB Audited Financial Statements”), and (B) the unaudited balance sheet and income statement of GSB as of and for the nine months ended September 30, 2017 and the unaudited balance sheet and income statement of GSB as of and for the year ended December 31, 2017 (the “GSB Unaudited Financial Statements”).

The GSB Audited Financial Statements (1) have been prepared from the books and records of GSB, (2) fairly present in all material respects the results of operations, cash flows, changes in shareholders’ equity and financial position of GSB for the respective years or as of the respective dates therein set forth, and (3) have been prepared in accordance with GAAP consistently applied, except, in each case, as indicated in such statements or in the notes thereto.

The GSB Unaudited Financial Statements have been prepared from the books and records of GSB, and contain all material recurring entries normally applied during the periods covered thereby.

The books and records of GSB have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Brown, Edwards & Company, L.L.P. has served as independent auditors for GSB for all periods; such firm has not resigned or been dismissed as independent auditors of GSB as a result of or in connection with any disagreements with GSB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(ii) GSB has no material liability of any nature whatsoever (whether absolute, accrued, contingent, or otherwise and whether due or to become due) required under GAAP to be set forth on a balance sheet or in the notes thereto, except for (A) those liabilities that are reflected or reserved against on the GSB Audited Financial Statements or GSB Unaudited Financial Statements (including any notes thereto) or (B) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2016, including, without limitation, all deposits, letters of credit and unfunded loan commitments or credit lines.

(iii) To GSB’s knowledge, (A) neither it nor or any director, officer, auditor, accountant or representative of GSB has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of GSB or its internal accounting controls, including any material complaint, allegation, assertion or claim that GSB has engaged in questionable accounting or auditing practices, and (B) no attorney representing GSB, whether or not employed by GSB, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by GSB or any of its officers, directors, employees or agents to the GSB Board or any committee thereof or to any director or officer of GSB.

(j) No Adverse Change. Since December 31, 2016, GSB and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and no event has occurred or circumstance arisen that individually or taken together with all other facts, circumstances and events has had, or is reasonably likely to have, a Material Adverse Effect with respect to GSB.

(k) Opinion. Before the execution of this Agreement, the GSB Board has received an opinion from Performance Trust Capital Partners, LLC, to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the common shareholders of GSB from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

(l) Litigation. No litigation, claim or other proceeding before any court or Governmental Authority is pending against GSB or any of its Subsidiaries and, to GSB’s knowledge, no such litigation, claim or other proceeding has been threatened.

(m) Reports; Regulatory Matters.

(i) GSB and each of its Subsidiaries have timely filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2013 with any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (individually, a “Regulatory Authority,” and collectively, the “Regulatory Authorities”) and each other applicable Governmental Authority, and all other reports and statements required to be filed by them since December 31, 2013, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Authorities, and have paid all fees and assessments due and payable in connection therewith.

(ii) Neither GSB nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority that has had, or that is reasonably expected to have, a Material Adverse Effect on GSB.

(iii) Neither GSB nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(n) Compliance with Laws. GSB and each of its Subsidiaries:

(i) is in compliance with all federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Consumer Financial Protection Act of 2010, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home

Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, and federal and state privacy laws and regulations, including without limitation, those set forth in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder;

(ii) is in compliance with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act, the U.S.A. PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the U.S.A. PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the U.S.A. PATRIOT Act and the regulations thereunder, has properly certified all foreign deposit accounts and has made all necessary Tax withholdings on all of its deposit accounts, has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the Internal Revenue Service (“IRS”) and has timely filed all Suspicious Activity Reports required to be filed by it;

(iii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to GSB’s knowledge, no suspension or cancellation of any of them is threatened; and

(iv) has not received, since December 31, 2013, any notification or communication from any Governmental Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to GSB’s knowledge, do any grounds for any of the foregoing exist).

(o) Material Contracts; Defaults. Except for this Agreement, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (collectively, “Material Contracts”), (i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K, (ii) that restricts or limits in any way the conduct of business by it or any of its Subsidiaries (including without limitation a non-compete or similar provision), (iii) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $25,000 per year (other than any such contracts which are terminable by it or any of its Subsidiaries on 60 days or less notice without any required payment or other conditions, other than the condition of notice), (iv) that relates to the incurrence of indebtedness by it or any of its Subsidiaries (other than deposit liabilities, advances and loans from the Federal Home Loan Bank of Atlanta or the Federal Reserve Bank of Richmond discount window, securities sold under agreements to repurchase, and trade payables, in each case incurred in the ordinary course of business consistent with past practice), (v) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of it or its Subsidiaries, (vi) that involves the purchase or sale of assets with a purchase price of $25,000 or more in any single case or $50,000 or more in all such cases (other than purchases and sales of investment securities and loans in the ordinary course of business consistent with past practice) or (vii) that is with respect to, or otherwise commits it or any of its Subsidiaries to do, any of the foregoing. Neither it nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(p) Employee Benefit Plans.

(i) Section 5.03(p)(i) of the GSB Disclosure Schedule sets forth a complete and accurate list of each Compensation and Benefit Plan of GSB and its Subsidiaries. Neither GSB nor any of its Subsidiaries

has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan.

(ii) The written terms of each Compensation and Benefit Plan of GSB and its Subsidiaries comply in all material respects, and, to the knowledge of GSB, each such Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS or the Compensation and Benefit Plan uses a prototype or volume submitter plan that is the subject of an IRS opinion or advisory letter. GSB has no knowledge of any circumstances which could adversely affect such qualification or which are likely to result in the revocation of any existing favorable determination letter or in not receiving a favorable determination letter. There is no material pending or, to the knowledge of GSB, threatened legal action, suit or claim relating to its Compensation and Benefit Plans other than routine claims for benefits. Neither it nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject it or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(iii) Each Compensation and Benefit Plan of GSB and its Subsidiaries is in writing. With respect to each Compensation and Benefit Plan, it has made available to Parkway the following: (1) all documents embodying such Compensation and Benefit Plan and any related trust; (2) the most recent summary plan description together with the summary or summaries of material modifications thereto, if any, (3) the three most recent annual actuarial valuations, if any, (4) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, (5) all IRS or DOL determination, opinion, notification, and advisory letters, (6) all material correspondence to or from any Governmental Authority sent or received in the last three years, including filings relating to any amnesty, voluntary compliance, self-correction or similar program sponsored by the IRS, DOL, or other Governmental Authority, (7) all discrimination and top-heavy tests for the most recent three plan years for each Pension Plan, (8) all material written agreements and contracts currently in effect, including (without limitation) administrative service agreement, group annuity contracts, and group insurance contracts, (9) any documentation relating to outstanding loans with respect to any Compensation and Benefit Plan, and participant loans, and (10) all fidelity bond and fiduciary liability insurance policies.

(iv) No liability under Title IV of ERISA has been or is expected to be incurred by GSB or any of its Subsidiaries with respect to any “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, including such a plan of any entity (an “ERISA Affiliate”) which is considered one employer with it under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code Neither GSB, any of its Subsidiaries nor any ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA or has sponsored or has been obligated to contribute to a plan subject to Section 412 of the Code.

(v) All contributions required to be made under the terms of any Compensation and Benefit Plan have been timely made or have been reflected on its financial statements.

(vi) Neither GSB nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder and there has been no communication to Employees by it or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits.

(vii) Except as provided in this Agreement, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any employee, consultant or director of GSB to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan, except as identified on Section 5.03(p) of the GSB Disclosure Schedule.

(viii) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), neither GSB nor any of its Subsidiaries will be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual” (as such terms are defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(ix) Neither GSB nor any of its Subsidiaries has made any agreement, taken any action, or omitted to take any action, with respect to or as part of any Compensation and Benefit Plan that is an operational failure or documentary failure under Section 409A of the Code or that would reasonably be expected to subject it or any of its Subsidiaries to any obligation to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider under Section 409A of the Code or to pay any reimbursement or other payment to any service provider, as defined under Section 409A of the Code, respecting any such tax, interest or penalty under Section 409A of the Code.

(x) Neither GSB nor any of its Subsidiaries has used the services or workers provided by third party contract labor suppliers, temporary employees, “leased employees” (as defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors, to an extent that would reasonably be expected to result in the disqualification of any Compensation and Benefit Plan or the imposition of penalties or payment of additional Taxes, including excise Taxes, or the requirement to make additional contributions with respect to any Compensation and Benefit Plan by the Internal Revenue Service or the DOL.

(q) Labor Matters. Neither GSB nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is GSB or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving GSB or any of its Subsidiaries pending or, to GSB’s knowledge, threatened, nor does GSB have knowledge of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(r) Takeover Laws. GSB is not subject to the North Carolina Shareholder Protection Act or the North Carolina Control Share Acquisition Act or, to its knowledge, any other Takeover Laws.

(s) Environmental Matters. To GSB’s knowledge, neither the conduct nor operation by it or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to GSB’s knowledge no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To GSB’s knowledge, neither it nor any of its Subsidiaries has received any notice from any person or entity that it or its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property.

(t) Tax Matters. All Tax Returns that are required to be filed by or with respect to GSB and its Subsidiaries have been timely filed (taking into account all applicable extensions), and all Taxes shown to be due on such Tax Returns have been paid in full. No Taxes are being contested. All such Tax Returns were correct and complete in all material respects. All assessments for Taxes due with respect to completed and settled examinations or any concluded litigations have been fully paid. There are no disputes, audits, examinations or proceedings pending, or claims asserted, for Taxes upon GSB or any of its Subsidiaries. There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of the assets of GSB or any of its Subsidiaries. Neither it nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect.

(u) Risk Management Instruments. Neither GSB nor any of its Subsidiaries is a party to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for its own account, or for the account of a Subsidiary or customers.

(v) Books and Records. The books and records of GSB and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly reflect the substance of events and transactions included therein.

(w) Insurance. Section 5.03(w) of the GSB Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by GSB or its Subsidiaries. GSB and its Subsidiaries are insured with insurers believed to be reputable against such risks and in such amounts as GSB’s management reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect. Neither GSB nor any of its Subsidiaries is in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(x) Property. Section 5.03(x) of the GSB Disclosure Schedule sets forth, with respect to GSB or its Subsidiaries (i) a list of each personal property lease involving annual payments in excess of $1,000 to which it or a Subsidiary is a party and (ii) a list of each parcel of real property leased by it or a Subsidiary together with the current annual rent (each, a “Property Lease”). Each Property Lease is valid and binding and is in full force and effect. GSB or its Subsidiaries as applicable have performed, in all material respects, all obligations required to be performed by it to date under each Property Lease. GSB and its Subsidiaries are not in material default under any Property Lease.

(y) Securitizations. GSB is not a party to any agreement securitizing any of its assets.

(z) Reorganization; Approvals. As of the date of this Agreement, GSB has no knowledge of any fact, condition or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and knows of no reason why all regulatory approvals from any governmental entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

(aa) Disaster Recovery and Business Continuity. GSB has developed and implemented a contingency planning program to evaluate the impact of significant events that may adversely affect its customers, assets, or employees. To the GSB’s knowledge, such program ensures that it can recover its mission critical functions, and complying with the requirements of the Federal Financial Institutions Examination Council and the FDIC.

(bb) Loan Portfolio.

(i) Section 5.03(bb) of the GSB Disclosure Schedule sets forth, as of February 20, 2018, with respect to GSB or any of its Subsidiaries, (i) the aggregate outstanding principal amount of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to it (collectively, “Loans”), other than “nonaccrual” Loans, (ii) the aggregate outstanding principal amount of all “nonaccrual” Loans, (iii) a summary of all Loans designated as of such date by it as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loans and (iv) each asset of it that is classified as “Other Real Estate Owned” and the book value thereof.

(ii) To GSB’s knowledge, each Loan of GSB or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal that has been provided to it and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity, which would in certain circumstances limit or delay enforceability of the obligor). All Loans originated by GSB, and all such Loans purchased by GSB, were made or purchased in accordance with GSB’s standard lending policies and procedures. All such Loans (and any related guarantees) and payments due thereunder are, and on the closing of the Merger will be, free and clear of any Lien (other than Liens on Loans held by the Federal Home Loan Bank of Atlanta to secure borrowings by GSB), and GSB has complied in all material respects, and on the closing of the Merger will have complied in all material respects, with all laws and regulations relating to such Loans.

(cc) Intellectual Property. GSB owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted, and all license fees in connection with its Intellectual Property have been paid. GSB’s use of any Intellectual Property does not, to its knowledge, infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which it acquired the right to use any Intellectual Property. To GSB’s knowledge, no Person is challenging, infringing on or otherwise violating its right with respect to any Intellectual Property. GSB has not received any notice of any pending claim with respect to any Intellectual Property and, to its knowledge no Intellectual Property is being used or enforced in a manner that would result in its abandonment, cancellation or unenforceability. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights; provided, that the term Intellectual Property shall not include click-wrap, click-through or shrink wrap licenses or other similar non-exclusive licenses for commercial off-the-shelf or generally available software,

(dd) Information Systems and Security.

(i) GSB, and to GSB’s knowledge each third-party vendor to it, has established and is in compliance in all material respects with (A) commercially reasonable security programs designed to protect (1) the integrity, security and confidentiality of information processed and transactions executed through servers, computer hardware, networks, software (whether embodied in software, firmware or otherwise), databases, telecommunications systems, data centers, storage devices, voice and data network services interfaces and related systems maintained by or on behalf of GSB (“Computer Systems”), and (2) the integrity, security and confidentiality of all confidential or proprietary data or personal financial information in its possession, and (B) commercially reasonable security policies and privacy policies that comply with all applicable legal and regulatory requirements. To GSB’s knowledge it has not suffered a material security incident or material breach with respect to its data or Computer Systems any part of which occurred since December 31, 2013.

(ii) To GSB’s knowledge, its Computer Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with industry practice. GSB has not experienced since December 31, 2013 any material disruption to, or material interruption in, conduct of its business attributable to a defect, breakdown, bug or other deficiency of its Computer Systems. GSB has taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business.

5.04 Representations and Warranties of Parkway and Skyline. Subject to Sections 5.01 and 5.02 and except as Previously Disclosed, Parkway and Skyline hereby represent and warrant to GSB:

(a) Organization and Standing. Parkway is (i) a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, (ii) duly licensed or qualified to do business and in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, and (iii) duly registered as a bank holding company under the BHC Act. True, complete and correct copies of the Parkway Certificate and Parkway Bylaws have been made available to GSB.

(b) Subsidiary Bank Formation. Skyline (i) is a national banking association duly formed under the laws of the United States, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. True, complete and correct copies of the Skyline Certificate and Skyline Bylaws have been made available to GSB.

(c) Insured Deposit Accounts. The deposit accounts of Skyline are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(d) Parkway Capitalization.

(i) The authorized capital stock of Parkway consists of 25,000,000 shares of Parkway Common Stock and 5,000,000 shares of Parkway preferred stock. As of the date hereof, 5,021,376 shares of Parkway Common Stock are outstanding and no shares of Parkway preferred stock are outstanding.

(ii) Parkway does not have and is not bound by any outstanding subscriptions, options, shares of restricted stock, restricted stock units, warrants, calls, commitments or agreements of any character or any Rights calling for the purchase or issuance of any shares of Parkway Common Stock, Parkway preferred stock or any other equity securities of Parkway or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Parkway Common Stock, Parkway preferred stock or other equity securities of Parkway or any of its Subsidiaries.

(iii) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Parkway having the right to vote on any matters on which its shareholders may vote are issued or outstanding.

(iv) The outstanding shares of Parkway Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(e) Subsidiaries. Section 5.04(e) of the Parkway Disclosure Schedule sets forth a list of all of Parkway’s and Skyline’s Subsidiaries together with the jurisdiction of organization of each such Subsidiary. Parkway and Skyline own, beneficially and of record, all outstanding shares of the equity securities of, or the membership interests or other equity interests in, each of their respective Subsidiaries, free and clear of any Liens. There are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities. There are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities.

(i) Section 5.04(e) of the Parkway Disclosure Schedule sets forth a list of all equity securities, or similar interests of any Person or any interest in a partnership or joint venture of any kind, other than its Subsidiaries, that Parkway or Skyline beneficially owns, directly or indirectly, as of the date hereof.

(ii) Each of Parkway’s and Skyline’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(f) Subsidiary Bank Shares.

(i) The authorized capital stock of Skyline consists of 429,742 shares of common stock, par value $1.25 per share (“Skyline Common Stock”). As of the date hereof, 429,742 shares of Skyline Common Stock are outstanding.

(ii) All of the issued and outstanding shares of capital stock of Skyline are owned, beneficially and of record, by Parkway free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Skyline does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character or any Rights calling for the purchase or issuance of any shares of its capital stock or any securities representing the right to purchase or otherwise receive any shares of its capital stock.

(iii) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Skyline having the right to vote on any matters on which its shareholders may vote are issued or outstanding.

(iv) The outstanding shares of Skyline Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(g) Corporate Power. Parkway, Skyline and each of their Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets, has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to receipt of required approvals by the shareholders of Parkway, to consummate the transactions contemplated hereby.

(h) Corporate Authority. Subject to receipt of the requisite approval of this Agreement (including the Plan of Merger) by the holders of Parkway’s common stock under applicable law, the execution and delivery of this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Parkway and Skyline. Assuming due authorization, execution and delivery by GSB, this Agreement is a valid and legally binding obligation of each of Parkway and Skyline enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(i) Consents and Approvals: No Defaults.

(i) Except for (A) the filing of applications, notices and waiver requests as applicable, with the Board of Governors of the Federal Reserve System under the BHC Act and the Federal Reserve Act, the

OCC under the National Bank Act, the Virginia Bureau of Financial Institutions and the North Carolina Commissioner of Banks, (B) the filing with the SEC of the Registration Statement and the Proxy Statement, (C) the filing of articles of merger with the Secretary of State of the State of North Carolina and a notice of consummation with the OCC, and the issuance of a certificate of merger by the OCC in connection with the Merger, (D) the receipt of approval of the shareholders of Parkway and GSB, and (E) such filings and approvals as are required to be made under “blue sky” laws, no consents or approvals of, or filings or registrations with, any Regulatory Authority or Governmental Authority or with any third party are required to be made or obtained by Parkway, Skyline or any of their Subsidiaries in connection with the execution, delivery or performance of this Agreement or to consummate the Merger. As of the date hereof, neither Parkway nor Skyline has knowledge of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt of approval of Parkway’s shareholders, regulatory approvals and expiration of related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or any agreement, indenture or instrument to which Parkway, Skyline or any of their Subsidiaries is a party or by which Parkway, Skyline or any of their Subsidiaries or any of their properties or assets may be bound, (B) constitute a breach or violation of, or a default under either of their articles of incorporation or Bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or any agreement, indenture or instrument.

(j) No Brokers. No action has been taken by Parkway or Skyline that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except for the fee to be paid to Raymond James & Associates, Inc.

(k) Financial Statements.

(i) The financial statements of Parkway included in Parkway’s SEC Documents (the “Parkway Financial Statements”) (A) have been prepared from, and are in accordance with the books and records of Parkway, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parkway for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), and (C) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parkway have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Elliott Davis PLLC has served as independent registered public accountant for Parkway for all of 2015 and 2016; such firm has not resigned or been dismissed as independent public accountant of Parkway as a result of or in connection with any disagreements with Parkway on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(ii) Neither Parkway nor Skyline has no material liability of any nature whatsoever (whether absolute, accrued, contingent, or otherwise and whether due or to become due) required under GAAP to be set forth on a balance sheet or in the notes thereto, except for (A) those liabilities that are reflected or reserved against on the Parkway Financial Statements (including any notes thereto) or (B) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2016, including, without limitation, all deposits, letters of credit and unfunded loan commitments or credit lines.

(iii) Parkway maintains disclosure controls and procedures as required by and defined in the SEC’s Rule 15d-15 under the Exchange Act which are reviewed quarterly by Parkway’s management,

including its officers who serve or are deemed to serve as its principal executive officer and principal financial officer, and which are designed to ensure that information required to be disclosed by Parkway in reports it files with or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported as and when required in the SEC’s rules and communicated to Parkway’s management as appropriate to allow timely decisions regarding required disclosure.

(iv) Parkway and Skyline maintain internal control over financial reporting as required by and defined in the SEC’s Rule 15d-15 under the Exchange Act which provides reasonable assurance regarding the reliability of Parkway’s financial reporting and the preparation of its consolidated financial statements in accordance with GAAP.

(v) To Parkway’s knowledge, (A) neither it nor or any director, officer, auditor, accountant or representative of Parkway has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parkway or Skyline or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parkway or Skyline has engaged in questionable accounting or auditing practices, and (B) no attorney representing Parkway or Skyline, whether or not employed by Parkway or Skyline, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parkway or any of its officers, directors, employees or agents to the Parkway Board or any committee thereof or to any director or officer of Skyline.

(l) SEC Reports. Parkway’s SEC Documents, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all SEC Documents filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Parkway has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002.

(m) No Adverse Change. Since December 31, 2016, Parkway, Skyline and each of their Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and no event has occurred or circumstance arisen that individually or taken together with all other facts, circumstances and events has had, or is reasonably likely to have, a Material Adverse Effect with respect to Parkway.

(n) Litigation. No litigation, claim or other proceeding before any court, Regulatory Authority or Governmental Authority is pending against Parkway, Skyline or any of their Subsidiaries and, to Parkway’s knowledge, no such litigation, claim or other proceeding has been threatened.

(o) Reports; Regulatory Matters.

(i) Parkway, Skyline and each of their Subsidiaries have timely filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2013 with any Regulatory Authority and each other applicable Governmental Authority, and all other reports and statements required to be filed by them since December 31, 2013, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Authorities, and have paid all fees and assessments due and payable in connection therewith.

(ii) Neither Parkway, Skyline nor any of their Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority.

(iii) Neither Parkway. Skyline nor any of their Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(p) Compliance with Laws. Parkway, Skyline and each of their Subsidiaries:

(i) is in compliance with all federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Consumer Financial Protection Act of 2010, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, and any federal and state privacy laws and regulations, including without limitation, those set forth in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder;

(ii) is in compliance with the Bank Secrecy Act, the United States Foreign Corrupt Practices Act, the U.S.A. PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the U.S.A. PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the U.S.A. PATRIOT Act and the regulations thereunder, has properly certified all foreign deposit accounts and has made all necessary Tax withholdings on all of its deposit accounts, has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the U.S. Department of the Treasury, including the IRS and has timely filed all Suspicious Activity Reports required to be filed by it;

(iii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Parkway’s and Skyline’s knowledge, no suspension or cancellation of any of them is threatened; and

(iv) has not received, since December 31, 2013, any notification or communication from any Governmental Authority (A) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Parkway’s or Skyline’s knowledge, do any grounds for any of the foregoing exist).

(q) Employee Benefit Plans.

(i) The written terms of each Compensation and Benefit Plan of Parkway and Skyline comply in all material respects, and each of their Compensation and Benefit Plans has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made.

(ii) Each Compensation and Benefit Plan which is a Pension Plan and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS or the Compensation and Benefit Plan uses a prototype or volume submitter plan that is the subject of an IRS opinion or advisory letter. Neither Parkway nor Skyline has knowledge of any circumstances which could adversely affect such qualification or which are likely to result in the revocation of any existing favorable determination letter or in not receiving a favorable determination letter.

(iii) There is no material pending or threatened legal action, suit or claim relating to any Compensation and Benefit Plan of Parkway or Skyline other than routine claims for benefits. Neither of them nor any of their Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject either of them or any of their Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

(r) Tax Matters. All Tax Returns that are required to be filed by or with respect to Parkway, Skyline and their Subsidiaries have been timely filed (taking into account all applicable extensions), and all Taxes shown to be due on such Tax Returns have been paid in full, other than Taxes that are being contested in good faith, which have not been finally determined, and have been adequately reserved against in accordance with GAAP on Parkway’s consolidated financial statements as of December 31, 2016. All assessments for Taxes due with respect to completed and settled examinations or any concluded litigations have been fully paid. There are no disputes, audits, examinations or proceedings pending, or claims asserted, for Taxes upon either of them or any of their Subsidiaries. Neither of them nor any of their Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of Tax that remains in effect.

(s) Books and Records. The books and records of Parkway, Skyline and their Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly reflect the substance of events and transactions included therein.

(t) Takeover Laws. Neither Parkway nor Skyline has taken any action that would cause this Agreement and the transactions contemplated hereby to be subject to the requirements of the North Carolina Shareholder Protection Act, the North Carolina Control Share Acquisition Act or, to its knowledge, any other Takeover Laws.

(u) Reorganization; Approvals. As of the date of this Agreement, neither Parkway nor Skyline has knowledge of any fact, condition or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or any reason why all regulatory approvals from any governmental entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

(v) Information Systems and Security.

(i) Parkway, Skyline and, to their knowledge, each third-party vendor to Parkway and Skyline has established and is in compliance in all material respects with (A) commercially reasonable security programs designed to protect (1) the integrity, security and confidentiality of information processed and transactions executed through Computer Systems maintained by or on behalf of Parkway or Skyline, and (2) the integrity, security and confidentiality of all confidential or proprietary data or personal financial information in its possession, and (B) commercially reasonable security policies and privacy policies that comply with all applicable legal and regulatory requirements. To Parkway’s knowledge, neither Parkway nor Skyline has suffered a material security incident or material breach with respect to its data or Computer Systems any part of which occurred since December 31, 2013.

(ii) To Parkway’s knowledge, Parkway’s and Skyline’s Computer Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with industry practice. Neither Parkway nor Skyline has experienced since December 31, 2013 any material disruption to, or material interruption in, conduct of their business attributable to a defect, breakdown, bug or other deficiency of their Computer Systems. Parkway and

Skyline have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their business without material disruption to, or material interruption in, the conduct of their business.

ARTICLE VI

Covenants

6.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Parkway, Skyline and GSB agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

6.02 Shareholder Approvals.

(a) GSB agrees to take, in accordance with applicable law and the GSB Certificate and the GSB Bylaws, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by GSB’s shareholders for consummation of the Merger (the “GSB Meeting”), as promptly as practicable after the Registration Statement is declared effective. The GSB Board has unanimously approved and will recommend that the GSB shareholders approve the Agreement and the transactions contemplated hereby; provided, that the GSB Board may fail to make such a recommendation, or withdraw, modify or change any such recommendation, if the GSB Board has received and recommended (or submitted to shareholders) a Superior Proposal in accordance with Sections 6.06 and 8.01(h) and determined in good faith, after consultation with outside counsel and financial advisers, that failure to pursue such Superior Proposal would be more likely than not to result in a violation of its fiduciary duties under applicable law.

(b) Parkway agrees to take, in accordance with applicable law and the Parkway Certificate and the Parkway Bylaws, all action necessary to convene a meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by Parkway’s shareholders for consummation of the Merger (the “Parkway Meeting”), as promptly as practicable after the Registration Statement is declared effective and to use its reasonable best efforts to obtain shareholder approval of the Agreement and the transactions contemplated hereby. The Parkway Board has unanimously approved and will recommend that Parkway’s shareholders approve the Agreement and the transactions contemplated hereby; provided, that the Parkway Board may fail to make such a recommendation, or withdraw, modify or change any such recommendation, if there has been a Material Adverse Effect with respect to GSB and the Parkway Board has determined in good faith, after consultation with outside counsel, that, as a result of such Material Adverse Effect, the making of such recommendation, or the failure to withdraw, modify or change such recommendation, would be more likely than not to result in a violation of its fiduciary duties under applicable law.

(c) GSB and Parkway shall use their reasonable best efforts to hold their respective shareholder meetings on the same day.

6.03 Registration Statement.

(a) Parkway agrees to prepare a registration statement on Form S-4 (the “Registration Statement”) to be filed by Parkway with the SEC in connection with the issuance of Parkway Common Stock in the Merger including the prospectus of Parkway and joint proxy solicitation materials of Parkway and GSB constituting a part thereof (the “Proxy Statement”) and all related documents. GSB and Parkway agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other and their counsel and accountants in the preparation of the Registration Statement and the Proxy Statement. Parkway agrees to file the Registration

Statement (including the Proxy Statement in preliminary form) with the SEC as promptly as reasonably practicable. Parkway agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Parkway also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Each of Parkway and GSB agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors and shareholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parkway to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. GSB shall have the right to review and consult with Parkway and approve the form of, and any characterization of such information included in, the Registration Statement, and any amendment or supplement thereto, prior to its being filed with the SEC.

(b) Each of GSB and Parkway agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the GSB Meeting or the Parkway Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of GSB, Parkway and Skyline further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

(c) Parkway agrees to advise GSB, promptly after Parkway receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parkway Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any comments or correspondence from the SEC regarding, or request by the SEC for the amendment or supplement of, the Registration Statement or for additional information.

6.04 Press Releases. Each of GSB, Parkway and Skyline agrees that it will not, without the prior approval of the other party, file any material pursuant to SEC Rules 165 or 425, or issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation. GSB, Parkway and Skyline each agree to provide to the other parties a copy of any press release or written statement that it proposes to make or distribute and allow the other parties reasonable time to comment thereon in advance of the issuance thereof.

6.05 Access; Information.

(a) Each of GSB, Parkway and Skyline agrees that upon reasonable notice it shall afford the other party and the other party’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records, Tax Returns, work papers of independent auditors, properties, personnel and such other information as the other party may reasonably request and, during such period, it shall furnish promptly to such other party all other information concerning its business, properties and personnel as the other may reasonably request. Neither Parkway or its Subsidiaries nor GSB or its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of Parkway, GSB or their respective Subsidiaries, as the case may be, or contravene any applicable law or regulation.

(b) Each party shall comply, and shall use its reasonable best efforts to cause each of its directors, officers, employees, attorneys and advisors to comply, with all of their respective obligations under the Confidentiality Agreement, which agreement shall survive the termination of this Agreement in accordance with the terms set forth therein.

(c) No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(d) During the period from the date of this Agreement to the Effective Time, each party shall promptly furnish the other with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available.

6.06 Acquisition Proposals

(a) GSB agrees that it shall not, and shall use its reasonable best efforts to cause its affiliates, officers, directors, agents, advisors and representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant or other representative retained by it) not to, solicit, initiate or encourage (including by way of furnishing information or assistance) inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with any Person relating to, or to take any other action designed to facilitate or that is likely to lead to, any Acquisition Proposal. GSB shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Parkway with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. GSB will immediately (within two business days) inform Parkway of all relevant details of any inquiries or contacts by third parties relating to the possible disposition of the business or the capital stock of GSB or any merger, change or control or other business combination involving GSB.

(b) Notwithstanding the foregoing, if, at any time before the GSB Meeting, the GSB Board determines in good faith, after consultation with outside counsel, that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, GSB may, in response to an unsolicited, bona fide written Acquisition Proposal that did not otherwise result from a breach of this Section 6.06 and that the GSB Board determines in good faith, after consultation with outside legal counsel and financial advisors, constitutes or is reasonably likely to constitute a Superior Proposal, (i) furnish non-public information with respect to GSB to the Person who made such Acquisition Proposal if GSB receives from such person or entity an executed confidentiality agreement on terms materially no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such Person with any exclusive right to negotiate with GSB and (ii) participate in negotiations regarding such Acquisition Proposal.

6.07 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination,” or other anti-takeover laws and regulations of any state (collectively, “Takeover Laws”) and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from any applicable Takeover Law, as now or hereafter in effect.

6.08 Regulatory Applications.

(a) Parkway, Skyline and GSB and their respective Subsidiaries shall cooperate and use their reasonable best efforts (i) to prepare as soon as reasonably practicable all documentation and to effect all filings with Regulatory Authorities and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement and (ii) to obtain all permits, consents, approvals and authorizations of all third parties, Regulatory Authorities and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each Party shall use its reasonable efforts to resolve objections, if any, which may be asserted by a Regulatory Authority or a Governmental Authority with respect to the Merger under any applicable law, regulation or decree, including agreeing to divest any assets, deposits, lines of business or branches; provided, that Parkway shall not be required to agree to any condition or take any action if such agreements or the taking of such action is reasonably likely to result in a condition or restriction having an effect of the type referred to in Section 7.01(b). Each of Parkway and GSB shall have the right to review in advance all material written information submitted to any third party, Regulatory Authority or Governmental Authority in connection with the transactions contemplated by this Agreement. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties, Regulatory Authorities and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other party upon receiving any communication from a Regulatory Authority or a Governmental Authority the consent or approval of which is required for the consummation of the Merger and the other transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any required consent or approval from a Regulatory Authority or a Governmental Authority will not be obtained or that the receipt of such consent or approval may be materially delayed (a “Regulatory Communication”). Upon the receipt of a Regulatory Communication, Parkway shall, to the extent permitted by applicable law (i) promptly advise GSB, (ii) provide GSB with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Regulatory Authority or Governmental Authority with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof, and (iii) provide GSB with the opportunity to participate in any meetings or substantive telephone conversations that Parkway may have from time to time with any Regulatory Authority or Governmental Authority with respect to the transactions contemplated by this Agreement.

(b) Each party agrees, upon request, unless prohibited by applicable law, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Regulatory Authority or Governmental Authority.

6.09 Indemnification.

(a) Following the Effective Date Parkway shall indemnify, defend and hold harmless the present directors, officers and employees of GSB and its Subsidiaries (for purposes of this Section 6.09(a), each, an “Indemnified Party”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time to the fullest extent that GSB is permitted or required to indemnify (and advance expenses to) its directors, officers and employees under the laws of the State of North Carolina, the GSB Certificate, the GSB Bylaws and any Previously Disclosed agreement or arrangement in effect on the date hereof.

(b) For a period of six (6) years from the Effective Time, Parkway shall maintain, or shall cause Skyline to maintain, in effect GSB’s existing directors’ and officers’ liability insurance policy (provided that Parkway or Skyline may substitute therefor (i) policies providing at least the same coverage and amounts and containing terms and conditions which are substantially no less advantageous, or (ii) with the consent of GSB given prior to the Effective Time, any other policy) insuring GSB’s directors and officers against claims arising from facts or events which occurred prior to the Effective Time and covering GSB’s directors and officers who are covered by GSB’s current policy; provided, that in no event shall Parkway be required to expend more than 200% of the current annual premium paid by GSB (the “Insurance Amount”) to maintain or procure its current directors and officers insurance coverage; provided, further, that if Parkway is unable to maintain or obtain the insurance called for by this Section 6.09(b) for an amount equal to or less than the Insurance Amount, Parkway shall obtain as much comparable insurance as is available for the Insurance Amount and, if such extended coverage under GSB’s existing directors’ and officers’ liability insurance policy or another policy is not available for six (6) years, Parkway and Skyline shall maintain such coverage for the maximum lesser period as shall be available; provided, further, that officers and directors of GSB or any Subsidiary may be required to make application and provide customary representations and warranties to Parkway’s insurance carrier for the purpose of obtaining such insurance.

(c) For purposes of this Section 6.09 in the event any claim is asserted within the six (6) year period after the Effective Time, all such rights in respect of any such claim shall continue until disposition thereof and the Indemnified Party shall be entitled to advancement of expenses within five (5) business days following receipt of any such claim involving such Indemnified Party.

(d) Any Indemnified Party wishing to claim indemnification under Section 6.09(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Parkway thereof; provided, that the failure so to notify shall not affect the obligations of Parkway under Section 6.09(a) unless and only to the extent that Parkway is actually prejudiced as a result of such failure.

(e) If Parkway or any of its successors or assigns shall merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of Parkway shall assume the obligations set forth in this Section 6.09.

(f) The provisions of this Section 6.09 (i) shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by statute, agreement or otherwise.

6.10 Benefit Plans.

(a) At the Effective Date and during the remainder of the calendar year in which the Effective Date occurs Parkway shall either (i) maintain the group health insurance, group term life insurance and group term disability insurance plans in effect prior to the Effective Date, respectively, for employees of GSB and its Subsidiaries or (ii) with respect to the provision of welfare benefits, provide any such benefits under a single plan or substantially similar (as between similarly situated employees and their dependents of GSB and its Subsidiaries) plans, with respect to each type of group welfare benefit offered by Parkway. Beginning with the first calendar year that begins after the Effective Date, with respect to the provision of welfare benefits, any such benefits will be provided under a single plan or substantially similar (as between similarly situated employees and their dependents of GSB and its Subsidiaries) plans, with respect to each type of group welfare benefit offered by Parkway.

(b) All employees of GSB and its Subsidiaries who become employees of Parkway or Skyline at the Effective Time shall receive credit for years of service with GSB and its Subsidiaries prior to the Effective Date for purposes of eligibility and vesting (including vacation or paid time off accrual), but, except as required by law, not for purposes of benefit accrual or allocation of contributions, under Parkway’s employee benefit plans to the extent such employees participate in such employee benefit plans.

(c) Parkway agrees that each employee of GSB and its Subsidiaries who is involuntarily terminated by Parkway or Skyline (other than for cause) on or within six (6) months after the Effective Date, shall receive (i) a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each year of service (with credit for partial years of service) with a minimum payment equal to four weeks and a maximum equal to twenty-six (26) weeks of base pay; and (ii) an employer subsidy towards such employee’s COBRA premium payments incurred during that number of full or partial months on which the employee’s severance payment under Section 6.10(c)(i) is based, so that such employee’s COBRA premium payments for those months shall be equal to the premium payment paid by such employee immediately prior to termination. Notwithstanding the foregoing, employees with individual agreements that provide for payment of severance or COBRA reimbursement under certain circumstances will be paid severance and COBRA reimbursement only in accordance with such agreements.

(d) Prior to the Effective Time, GSB shall one hundred percent vest all accrued benefits provided under the 401(k) plan for employees of GSB and its Subsidiaries and take action to terminate such plan, subject to consummation of the Merger. Parkway and its Subsidiaries shall take all steps reasonably necessary to offer participation in the 401(k) plan for employees of Parkway and its Subsidiaries to employees of GSB and its Subsidiaries, with such participation to be effective as soon as practicable following the Effective Time. Prior to the Effective Time, if and as requested by Parkway, GSB shall take all reasonable action to amend, freeze or terminate any other Compensation and Benefit Plans as of the Effective Time, subject to consummation of the transactions contemplated by this Agreement. As successor to GSB, Parkway and Skyline agree that, as of the Effective Time, they will assume the duties of GSB with respect to completion of the termination and liquidation of GSB’s 401(k) plan, including duties relating to filings with the Internal Revenue Service and or Department of Labor relating to that plan (provided that Parkway and Skyline shall choose in their discretion whether to file for a determination letter with respect to the termination). Following completion of the termination and final liquidation of GSB’s 401(k) plan and the distributions to GSB’s former employees of the assets credited to their respective accounts under that plan, those former employees who remain employed by Parkway or Skyline at that time may roll-over their distributions to their plan accounts under Parkway’s 401(k) plan, subject to and in accordance with the terms of that plan.

(e) (i) Prior to the Effective Time, GSB shall take all steps necessary to terminate the employment agreements listed in Section 6.10(e)(i) of the GSB Disclosure Schedule immediately preceding the Effective Time; (ii) prior to the Effective Time, GSB shall take all steps necessary to obtain from each of the individuals listed in Section 6.10(e)(ii) of the GSB Disclosure Schedule (x) a general release, in a form acceptable to Parkway, acting reasonably, associated with each individual’s respective employment prior to the Effective Date, and, (y) if requested by Parkway, a non-competition, non-solicitation, and confidentiality agreement, in a form acceptable to Parkway, acting reasonably; and (iii) subject to the receipt of the general releases and the expiration of applicable revocation periods with respect thereto and, if applicable, the non-competition, non-solicitation, and confidentiality agreement set forth in clause (ii), at the Effective Time the individuals listed on Section 6.10(e)(iii) of the GSB Disclosure Schedule shall receive in a lump sum, net of applicable tax withholdings, a cash amount which (x) is equal to the payments in Section 8(a) of the employment agreements listed in Section 6.10(e)(i) of the GSB Disclosure Schedule and (y) is set forth on Section 6.10(e)(iii) of the GSB Disclosure Schedule.

(f) As of the date hereof, Parkway has entered into an employment agreement, which will become effective as of the Effective Time, with C. Greg Edwards.

(g) At or prior to the Effective Time, GSB shall make a retirement payment, in accordance with its retirement policy in effect as of the date hereof and as set forth on Section 6.10(g) of the GSB Disclosure

Schedule, to each of the non-executive directors serving on the GSB Board at the Effective Time who is not appointed to the Parkway Board as of the Effective Time.

6.11 Notification of Certain Matters. Each of GSB and Parkway shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, not taking into account the standard set forth in Section 5.02.

6.12 Compliance with Laws. GSB, Parkway and their respective Subsidiaries shall comply in all material respects with all federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to them or to their employees and will not take any action after the Effective Time that would cause the Merger to fail to qualify as a reorganization, within the meaning of Section 368(a) of the Code.

ARTICLE VII

Conditions to Consummation of the Merger

7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to consummate the Merger is subject to the fulfillment prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement and any other matters required to be approved by GSB’s shareholders and Parkway’s shareholders for consummation of the Merger shall have been duly approved by the requisite vote of their respective shareholders.

(b) Regulatory Approvals. All approvals of Regulatory Authorities and Governmental Authorities required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements applicable either before or after the Effective Time which the Parkway Board reasonably determines in good faith would have a Material Adverse Effect on Parkway and its Subsidiaries taken as a whole taking into account the consummation of the Merger in making such determination.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) Federal Tax Opinion. Parkway and GSB shall have received an opinion of Williams Mullen, counsel to Parkway, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a “reorganization” within the meaning of Section 368 of the Code. In rendering its opinion, Williams Mullen may require and rely upon representations contained in letters from Parkway, GSB, officers and employees of Parkway or GSB, and others, reasonably satisfactory in form and substance to it.

7.02 Conditions to Obligation of GSB. The obligation of GSB to consummate the Merger is also subject to the fulfillment prior to the Effective Time of each of the following conditions, unless waived by GSB:

(a) Representations and Warranties. The representations and warranties of Parkway and Skyline set forth in this Agreement shall be true and correct, subject to the standard set forth in Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and GSB shall have received a certificate, dated the Effective Date, signed on behalf of Parkway by the Chief Executive Officer and Chief Financial Officer of Parkway to such effect.

(b) Performance of Obligations. Parkway and Skyline shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and GSB shall have received a certificate, dated the Effective Date, signed on behalf of Parkway and Skyline by the Chief Executive Officer and Chief Financial Officer of Parkway and Skyline to such effect.

(c) Appointment of Directors. As contemplated by Section 2.01(d), Parkway and Skyline shall have taken all necessary actions to increase the number of directors that may serve on the Parkway Board and the Skyline Board, and two non-executive directors of GSB selected by Parkway shall have been appointed as directors of each of Parkway and Skyline effective at the Effective Time.

7.03 Conditions to Obligation of Parkway and Skyline. The obligation of Parkway and Skyline to consummate the Merger is also subject to the fulfillment prior to the Effective Time of each of the following conditions, unless waived by Parkway and Skyline:

(a) Representations and Warranties. The representations and warranties of GSB set forth in this Agreement shall be true and correct, subject to the standard set forth in Section 5.02, as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Parkway shall have received a certificate, dated the Effective Date, signed on behalf of GSB by the Chief Executive Officer and Chief Financial Officer of GSB to such effect.

(b) Performance of Obligations. GSB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parkway shall have received a certificate, dated the Effective Date, signed on behalf of GSB by the Chief Executive Officer and Chief Financial Officer of GSB to such effect.

(c) Support and Non-Competition Agreement. All of the directors of GSB in office as of the date of execution of this Agreement shall have, concurrently with the execution of this Agreement, entered into a Support and Non-Competition Agreement in substantially the form attached hereto as Exhibit B.

(d) Employment Agreement; Releases. Parkway shall have entered into the employment agreement set forth in Section 6.10(f), which agreement shall be in full force and effect upon the Effective Date, and GSB shall have obtained the general releases and agreements set forth in Section 6.10(e)(ii), each in a form acceptable to Parkway, acting reasonably.

(e) Dissenting Shares. Not more than fifteen percent (15.0%) of the outstanding shares of GSB Common Stock shall constitute Dissenting Shares.

ARTICLE VIII

Termination

8.01 Termination. This Agreement may be terminated, and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Parkway, Skyline and GSB, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) Breach. At any time prior to the Effective Time, by Parkway and Skyline or GSB (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if its Board of Directors determines that there is: (i) a breach by the other party of any representation or warranty of such party contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; or (ii) a material breach by the other party of any of the covenants or agreements of such party contained herein, which material breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach.

(c) Delay. At any time prior to the Effective Time, by Parkway and Skyline or GSB, if the Merger is not consummated by December 31, 2018, unless the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

(d) Failure of Parkway and Skyline Conditions. By Parkway and Skyline (provided that they are not then in material breach of any representation, warranty, covenant or other agreement contained herein) if, for reasons that are within GSB’s reasonable control, the conditions in Section 7.03 have not been satisfied by GSB within five (5) business days after satisfaction of the last condition in Section 7.01 to be satisfied (and cannot be, or have not been, cured by GSB within thirty (30) days after the giving of written notice of such failure) and have not been waived by Parkway.

(e) Failure of GSB Conditions. By GSB (provided that it is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if, for reasons that are within Parkway’s or Skyline’s reasonable control, the conditions in Section 7.02 have not been satisfied by Parkway within five (5) business days after satisfaction of the last condition in Section 7.01 to be satisfied (and cannot be, or have not been, cured by Parkway within thirty (30) days after the giving of written notice of such failure) and have not been waived by GSB.

(f) No Approval. By Parkway and Skyline or GSB, if (i) the approval of any Regulatory Authority or Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Regulatory Authority or Governmental Authority or (ii) any shareholder approval required by Section 7.01(a) herein is not obtained at the Parkway Meeting (or any adjournment thereof) or the GSB Meeting (or any adjournment thereof).

(g) Failure to Recommend, Etc.

(i) At any time prior to the GSB Meeting, by Parkway and Skyline if GSB shall have breached Section 6.06 or if the GSB Board shall have failed to call, give notice of, convene or make its recommendation referred to in Section 6.02(a), withdrawn such recommendation or modified or changed such recommendation in a manner reasonably likely to lead to the GSB shareholders not approving the Merger at the GSB Meeting; or

(ii) At any time prior to the Parkway Meeting, by GSB if the Parkway Board shall have failed to call, give notice of, or convene the Parkway Meeting or make its recommendation referred to in Section 6.02(b), withdrawn such recommendation or modified or changed such recommendation in a manner reasonably likely to lead to the Parkway shareholders not approving the Merger at the Parkway Meeting.

(h) Superior Proposal.

(i) By Parkway and Skyline or GSB, at any time prior to the GSB Meeting, in order for GSB to concurrently enter into an agreement with respect to a Superior Proposal; provided, that (A) this Agreement may be terminated by GSB pursuant to this Section 8.01(h) only after the fifth business day following Parkway’s receipt of written notice from GSB advising Parkway that GSB is prepared to enter into an agreement with respect to a Superior Proposal and only if, during such five (5) business day period, Parkway does not make an offer to GSB that the GSB Board determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the Superior Proposal and (B) GSB pays the Fee specified in Section 8.03, and provided further, that this Agreement may not be terminated by Parkway, Skyline or GSB under this Section 8.01(b) unless GSB has entered into, or, in the case of GSB, concurrently enters into, an Acquisition Agreement with respect to the Superior Proposal.

(ii) For purposes of this Agreement, a “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal that was received and considered by GSB in compliance with Section 6.06, that the GSB Board concludes in good faith, after consultation with its financial and outside legal advisors, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and including the terms and conditions of this Agreement (as it may be proposed to be amended by Parkway, as applicable) (A) is more favorable to the shareholders of GSB from a financial point of view, than the transactions contemplated by this Agreement and (B) is reasonably capable of being completed on the terms proposed.

8.02 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as provided in Section 8.03, (ii) that termination will not relieve a breaching party from liability for any willful breach of this Agreement, and (iii) Sections 6.03(b), 6.04, 6.05(b), 8.02, 8.03, 9.05, 9.06, 9.07, 9.08, 9.09 and 9.10 shall survive any termination of this Agreement.

8.03 Fees and Expenses.

(a) In the event that:

(i) this Agreement shall be terminated by Parkway and Skyline pursuant to Section 8.01(g)(i) or by Parkway and Skyline or GSB pursuant to Section 8.01(h), then GSB shall pay Parkway promptly (but in no event later than two (2) business days after the date of termination of this Agreement) a fee of $575,000 (the “Fee”), which amount shall be payable in immediately available funds; or

(ii) this Agreement shall be terminated (A) by Parkway and Skyline pursuant to Sections 8.01(b) or 8.01(d) or (B) by Parkway and Skyline or GSB pursuant to Section 8.01(f)(ii), and, in either case, an Acquisition Proposal shall have been publicly announced or otherwise communicated or made known to the shareholders or senior management of GSB or the GSB Board (or any Person shall have publicly announced, communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal) at any time after the date of this Agreement and prior to the termination of this Agreement (in the case of clause (A)) or the taking of the vote of the shareholders of GSB at the GSB Meeting (in the case of clause (B)), and prior to that date that is twelve (12) months after such termination, GSB or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether or not the same Acquisition Proposal as that referred to above or whether such Acquisition Proposal is consummated before or after termination of this Agreement), then GSB shall pay Parkway the Fee on the earlier of such date of execution or consummation, which amount shall be payable in immediately available funds. For the purposes of this Section 8.03, “Acquisition Agreement” shall mean any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other similar agreement constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal. For purposes of this Section 8.03, the term “Acquisition Proposal” shall have the meaning set forth in the definition of “Acquisition Proposal” in Section 1.01 except that the references to “24.99%” shall be deemed to be references to “51%.” In no event shall GSB be required to pay the Fee on more than one occasion.

(b) In the event that GSB shall fail to pay the Fee described above when due, then it shall pay such Fee plus the costs and expenses actually incurred by the party entitled to receive such Fee (including, without limitation, fees and expenses of counsel) in connection with the collection of such Fee and the enforcement of this Section 8.03, together with interest on such unpaid Fee and costs and expenses, commencing on the date that the Fee became due, at a rate equal to the rate of interest publicly announced by Citibank, N.A., from time to time, in the City of New York, as such bank’s Base Rate plus 2.00%.

ARTICLE IX

Miscellaneous

9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Articles II, III, Section 6.09 and this Article IX and those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time, all of which shall survive the Effective Time).

9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the GSB Meeting or the Parkway Meeting, this Agreement may not be amended if it would violate the National Bank Act, VSCA, NCBCA or any regulatory approval required to consummate the transactions contemplated hereby.

9.03 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but, except by operation of law, shall not be assigned by any party without the prior written consent of the other parties.

9.04 Counterparts; Execution by Electronic Means. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

9.05 Governing Law; Venue; Jury Trial Waiver. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Virginia applicable to contracts made and to be performed entirely within Virginia (except to the extent that mandatory provisions of federal law are applicable). All actions and proceedings arising out of or relating to this Agreement or its subject matter shall be heard and determined exclusively in any state or federal court sitting within the boundaries of the United States District Court for the Western District of Virginia. EACH PARTY IRREVOCABLY CONSENTS TO AND SUBMITS TO (A) THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN THE ABOVE-NAMED VENUE, AND (B) IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT BY WAY OF MOTION, DEFENSE, OR OTHERWISE, IN ANY LEGAL PROCEEDING, ANY CLAIM THAT IT IS NOT SUBJECT PERSONALLY TO THE JURISDICTION OF THE ABOVE-NAMED COURTS, THAT ITS PROPERTY IS EXEMPT OR IMMUNE FROM ATTACHMENT OR EXECUTION, THAT THE LEGAL PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, THAT THE VENUE OF THE LEGAL PROCEEDING IS IMPROPER, OR THAT THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS MAY NOT BE ENFORCED IN OR BY ANY OF THE ABOVE-NAMED COURTS. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.06 Expenses. Subject to the obligations of Parkway, Skyline and GSB set forth in Sections 8.02 and 8.03, Parkway and Skyline will bear all expenses incurred by them or their affiliates and GSB will bear all expenses incurred by GSB or its affiliates, in connection with this Agreement and the transactions contemplated hereby, except that the costs of printing and mailing the Proxy Statement shall be shared proportionately by Parkway and GSB based on their relative numbers of shareholders and all filing and other fees paid to the SEC and other Governmental Authorities and Regulatory Authorities in connection with the Merger shall be paid by Parkway.

9.07 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, delivered by nationally recognized overnight courier (with delivery confirmation service), mailed by registered or certified mail (return receipt requested) or electronic mail to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to GSB, to:

Great State Bank

1422 U.S. Highway 421

Wilkesboro, North Carolina 28697

ATTN: C. Greg Edwards

President and Chief Executive Officer

E-mail: gedwards@greatstatebank.com

With a copy to:

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

ATTN: William R. Lathan

E-mail: WRL@wardandsmith.com

If to Parkway or Skyline, to:

Parkway Acquisition Corp.

101 Jacksonville Circle

Floyd, VA 24091

ATTN: J. Allan Funk

President and Chief Executive Officer

E-mail: afunk@skylinenationalbank.com

With a copy to:

Williams Mullen

200 South 10th Street, Suite 1600

Richmond, Virginia 23219

ATTN: Lee G. Lester

E-mail: llester@williamsmullen.com

9.08 Entire Understanding; No Third Party Beneficiaries. This Agreement (including the Disclosure Schedules and Exhibits) and the Confidentiality Agreement represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for Section 6.09 and the Confidentiality Agreement, which shall inure to the benefit of the Persons referred to in such Section and the Confidentiality Agreement, nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.09 Severability. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any party or Person or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other parties, Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.10 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Disclosure Schedules, such reference shall be to a Section of, or Exhibit or Disclosure Schedule to, this Agreement unless otherwise indicated. The Disclosure Schedules as well as all other schedules and exhibits to this Agreement shall be deemed to be part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires. No provision of this Agreement shall be construed to require Parkway, GSB or any of their respective Subsidiaries, affiliates or directors to take any action which would violate applicable law (whether statutory or common law), rule or regulation. The parties hereto acknowledge that each party hereto has reviewed, and has had an opportunity to have its counsel review, this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

[Signature page follows this page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

PARKWAY ACQUISITION CORP.

By:	/s/ J. Allan Funk
J. Allan Funk
President and Chief Executive Officer

SKYLINE NATIONAL BANK

By:	/s/ J. Allan Funk
J. Allan Funk
President and Chief Executive Officer

GREAT STATE BANK

By:	/s/ C. Greg Edwards
C. Greg Edwards
President and Chief Executive Officer

Signature Page to the Agreement and Plan of Merger

Exhibit A

AGREEMENT TO MERGE

BETWEEN

GREAT STATE BANK

AND

SKYLINE NATIONAL BANK

UNDER THE CHARTER OF

SKYLINE NATIONAL BANK

UNDER THE TITLE OF

SKYLINE NATIONAL BANK

THIS AGREEMENT, dated as of March 1, 2018 (this “Agreement”), is made and entered into between Sykline National Bank, a national banking association organized under the laws of the United States, and Great State Bank, a North Carolina banking corporation.

WITNESSETH:

WHEREAS, Skyline National Bank, a national banking association duly organized and existing under the laws of the United States with its main office located at 113 West Main Street, Independence, Virginia, (“Skyline”) has authorized capital stock consisting of 429,742 shares of common stock, par value $1.25 per share, of which 429,742 shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Great State Bank, a North Carolina Banking Corporation with its main office located at 1422 U.S. Highway 421, Wilkesboro, North Carolina (“GSB”), has authorized capital stock consisting of 15,000,000 shares of common stock, par value $10 per share, of which 948,710 shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Parkway Acquisition Corp. (“Parkway”) is the record and beneficial owner of all of the outstanding shares of stock of Skyline;

WHEREAS, Parkway, Skyline and GSB are parties to an Agreement and Plan of Merger, dated as of March 1, 2018 (the “Merger Agreement”), pursuant to which GSB shall merge with and into Skyline, whereby the corporate existence of GSB shall cease and Skyline shall continue its corporate existence under the laws of the United States as the surviving association in the Merger; and

WHEREAS, the respective boards of directors of Skyline and GSB, acting pursuant to resolutions duly adopted, have approved, and the sole shareholder of Skyline has approved, this Agreement and authorized the execution hereof.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

1.	THE MERGER

A. Merger; Surviving Association

Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), GSB shall be merged with and into Skyline, pursuant to the provisions of, and with the effect provided in, 12 U.S.C. § 215a (said transaction, the “Merger”) and the corporate existence of GSB shall cease. Skyline shall continue its corporate existence as a national banking association under the laws of the United States and shall be the national association surviving the Merger (the “Surviving Association”).

A-A-1

B. Articles of Association and Bylaws

From and after the Effective Time, the Articles of Association of Skyline as in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Association until thereafter amended in accordance with applicable law. From and after the Effective Time, the Bylaws of Skyline as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Association until thereafter amended in accordance with applicable law.

C. Effective Time of the Merger

The Merger shall become effective at such time and date as are agreed to by Skyline and GSB pursuant to the Merger Agreement, subject to the approval of the Office of the Comptroller of the Currency (the “OCC”). The date and time of such effectiveness is herein referred to as the “Effective Time.”

D. Effect of the Merger

All assets of the merging institutions as they exist at the Effective Time shall pass to and vest in the Surviving Association without any conveyance or other transfer. The Surviving Association shall be responsible for all of the liabilities of every kind and description of the merging institutions existing as of the Effective Time.

E. Business of Surviving Association

The business of the Surviving Association after the Merger shall be that of a national banking association and shall be conducted at its main office located at 113 West Main Street, Independence, Virginia, and at all legally established branches.

F. Directors

The directors of the Surviving Association shall be each person who, upon the Effective Time, was a director of Skyline.

G. Treatment of Shares

At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof (a) each share of GSB common stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be cancelled and (b) the shares of Skyline common stock issued and outstanding immediately prior to the Effective Time shall remain outstanding, shall be unchanged after the Merger and shall immediately after the Effective Time constitute all of the issued and outstanding capital stock of the Surviving Association.

2.	CONDITIONS PRECEDENT

The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

A. Shareholder Approval

The Agreement shall have been ratified and confirmed by the sole shareholder of Skyline and the shareholders of GSB at a meeting of each such shareholders or by written consent in lieu of a meeting of shareholders, provided that such action by written consent is authorized under the applicable articles of association or bylaws or otherwise provided by law.

A-A-2

B. Regulatory Approvals

The parties shall have received all consents, approvals and permissions and the satisfaction of all of the requirements prescribed by law, including, but not limited to, the consents, approvals and permissions of the Office of the Comptroller of the Currency and all other regulatory authorities which are necessary to the carrying out of the Merger described in this Agreement, and all applicable waiting periods in respect thereof shall have expired.

C. No Injunctions or Restraints

There shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger.

D. Other Conditions

All conditions to consummation of the merger specified in the Merger Agreement shall have been fulfilled or waived in accordance with the terms and conditions of the Merger Agreement.

3.	TERMINATION AND AMENDMENT

A. Termination

Notwithstanding the approval of this Agreement by the shareholders of Skyline or GSB, this Agreement shall terminate forthwith prior to the Effective Time in the event the Merger Agreement is terminated as therein provided. This Agreement also may be terminated by mutual written consent of the parties hereto.

B. Effect of Termination

In the event of termination of this Agreement as provided in Section 3.A above, this Agreement shall forthwith become void and have no effect, and none of Skyline or GSB, any of their respective subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except as set forth in the Merger Agreement.

C. Amendment

This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

4.	CONDITIONS PRECEDENT

A. Representations and Warranties

Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

B. Further Assurances

If at any time the Surviving Association shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Association title to any property or rights of GSB or otherwise carry out the provisions hereof, the proper officers and directors of

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GSB, as of the Effective Time, and thereafter the officers of the Surviving Association acting on behalf of GSB, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Association and otherwise carry out the provisions hereof.

C. Nonsurvival of Agreements

None of the agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement as provided in Section 3.A.

D. Notices

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Skyline, to:

Skyline National Bank

P. O. Box 186

Independence, Virginia 24348

ATTN: J. Allan Funk

President & Chief Executive Officer

With a copy to:

Williams Mullen

200 South 10th Street

Richmond, Virginia 23219

ATTN: Lee G. Lester

If to GSB, to:

Great State Bank

1422 U.S. Highway 421

Wilkesboro, North Carolina 28697

ATTN: C. Greg Edwards

President and Chief Executive Officer

With a copy to:

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

ATTN: William R. Lathan

E. Governing Law; Waiver of Jury Trial

This Agreement shall be governed by and construed in accordance with the laws of Virginia without regard to any applicable conflicts of law, except to the extent federal law may be applicable. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH

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RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

F. Successors and Assigns

This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto to any other person without the prior consent in writing of the other party hereto.

G. Counterparts

This Agreement may be executed in several counterparts (including by facsimile or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

H. Entire Agreement

This Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

I. Interpretation

The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.

J. Specific Performance

The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

K. Severability

Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any non-material provision or non-material portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

[Signatures on next page]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to Merge to be executed by its duly authorized officers, all as of the date first set forth above.

ATTEST:	SKYLINE NATIONAL BANK

By:
Name:		J. Allan Funk
President and Chief Executive Officer

ATTEST:	GREAT STATE BANK

By:
Name:		C. Greg Edwards
President and Chief Executive Officer

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Exhibit B

SUPPORT AND NON-COMPETITION AGREEMENT

This Agreement, made as of this          day of                 , 2018, by and among Parkway Acquisition Corp., a Virginia corporation (“Parkway”) and the shareholder of Great State Bank, a North Carolina banking corporation (“GSB”) identified on the signature page hereto in such Shareholder’s capacity as a shareholder of GSB (the “Shareholder”).

WHEREAS, Parkway and GSB have entered into an Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) pursuant to which all of the outstanding shares of GSB will be exchanged for shares of Parkway Common Stock in accordance with the terms of the Merger Agreement; and

WHEREAS, the Shareholder owns or possesses the sole right to vote or direct the voting of, the number of shares of GSB Common Stock set forth on the signature page hereto (the “Covered Shares”); and

WHEREAS, the Shareholder owns or possesses the sole power to dispose of or to direct the disposition of the Covered Shares; and

WHEREAS, as a material inducement for Parkway to enter into the Merger Agreement and consummate the transactions contemplated thereby, the Shareholder has agreed to enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. Representations and Warranties of Shareholder. The Shareholder represents and warrants to Parkway as follows: That he/she is now, and at all times until the Effective Time of the Merger will be, the sole owner, of record or beneficially, or possesses and will possess the sole right to vote or direct the voting of all of the Covered Shares, and possesses or will possess the sole power to dispose of or direct the disposition of all of Covered Shares. The Shareholder has full right, power and authority to enter into, deliver and perform this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes the legal, valid and binding obligation of the Shareholder, and is enforceable in accordance with its terms.

2. Covenants of Shareholder. (a) The Shareholder agrees that he/she shall cause the Covered Shares to be present at the GSB Meeting and at such meeting shall vote, or cause to be voted, the Covered Shares in favor of the Merger Agreement and the transactions contemplated thereby, until this Agreement terminates as provided in Section 2(e), unless Parkway is in material default with respect to a material covenant, representation, warranty or agreement made by it in the Merger Agreement.

(b) The Shareholder agrees that until the termination of this Agreement as provided in Section 2(e), he/she shall not, without the prior written consent of Parkway, directly or indirectly tender or permit the tender into any tender or exchange offer, or sell, transfer, hypothecate, grant a security interest in or otherwise dispose of or encumber any of the Covered Shares, or any options or warrants to acquire GSB Common Stock issued and outstanding pursuant to employee or director stock plans of GSB or otherwise, provided that this restriction shall not apply to shares that are hypothecated or as to which a security interest already has been granted as of the date hereof. Notwithstanding the foregoing, in the case of any transfer by operation of law subsequent to the date hereof, this Agreement shall be binding upon and inure to the transferee.

(c) The Shareholder agrees that he/she shall not, and he/she shall not authorize, direct, induce, or encourage any other person, including but not limited to any holder of GSB Common Stock, or any officer, employee or director of GSB to, solicit from any third party any inquiries or proposals relating to the disposition of GSB’s

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business or assets or the business or assets of GSB, or the acquisition of GSB voting securities, or the merger of GSB with any person other than Parkway, or except as provided in Section 6.06 of the Merger Agreement: (i) provide any such person with information or assistance or negotiate or (ii) conduct any discussions with any such person in furtherance of such inquiries or to obtain a proposal.

(d) The Shareholder agrees that he/she shall not, without the prior written consent of Parkway, sell, or offer to sell, or otherwise directly or indirectly sell, transfer or dispose of any Covered Shares.

(e) This Agreement shall terminate upon the earlier to occur of: (i) the termination of the Merger Agreement by any of the parties thereto, provided that such termination is not in violation of any provision of the Merger Agreement; or (ii) subject to Section 4(d), the Effective Time of the Merger.

3. Additional Shares and Warrants. Notwithstanding anything to the contrary contained herein, and except as otherwise provided in a Schedule to this Agreement, this Agreement shall apply to all shares of GSB Common Stock which the Shareholder currently has the sole right and power to vote and/or dispose of, or to direct the voting or disposition of, and all such shares of GSB Common Stock for which the Shareholder may hereafter acquire the sole right and power to vote and/or dispose of, or to direct the voting or disposition of; provided, however, that the “Covered Shares” shall not include, and this Agreement shall not apply to, shares of GSB Common Stock, whether currently held or hereafter acquired, that Shareholder owns jointly with another person, or any shares held by Shareholders as trustee, guardian, custodian, executor, or otherwise in a fiduciary capacity; and provided further, however, that Shareholder shall be permitted to pay the exercise price of any GSB Warrant through a cashless exercise of such GSB Warrant as provided in Section 3.05(a) of the Merger Agreement.

4. Non-Competition and Non-Solicitation. Except as otherwise set forth in a Schedule attached to this Agreement:

(a) From and after the Effective Time until the date which is 12 months after the Effective Time (the “Covenant Period”), the Shareholder shall not, directly or indirectly:

(i) serve as a member of the board of directors (including any advisory board) of any financial institution, or the direct or indirect holding company or any subsidiary of such financial institution or holding company, with an office or branch located within a 35 mile radius of any office or branch of Parkway, Skyline or GSB at the date hereof or the Effective Time (the “Covered Area”); or

(ii) serve on the board of any company with an office or branch in the Covered Area that provides any of the products or services provided at the date hereof or the Effective Time by Parkway, Skyline, GSB, or any subsidiary or affiliate thereof; or

(iii) solicit to employ or engage the services of any of the officers or employees of Parkway or Skyline (including former employees of GSB) (other than such officers or employees who have been terminated by Parkway, Skyline or GSB prior to such solicitation or engagement by the Shareholder); or

(iv) solicit customers of Parkway or Skyline or any subsidiary or affiliate thereof by or on behalf of any bank or provider of any of the products or services offered by Parkway, Skyline or any subsidiary or affiliate thereof.

(b) The restrictions set forth in Section 4(a) of this Agreement shall not apply to service as a director, officer, employee or member of an advisory board of Parkway or Skyline.

(c) In the event of a breach or violation of Section 4(a) of this Agreement by the Shareholder, the running of the Covenant Period shall be tolled during the continuance of such breach or violation, and the Covenant Period shall be extended by the period of time for which such breach or violation was continuing.

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(d) Notwithstanding anything to the contrary contained herein, the covenants and agreements contained in this Section 4 shall survive the Effective Time.

5. Governing Law. This Agreement shall be governed in all respects by the law of the Commonwealth of Virginia, without regard to the conflict of laws principles thereof.

6. Assignment; Successors. This Agreement may not be assigned by the Shareholder without the prior written consent of Parkway. The provisions of this Agreement shall be binding upon and, shall inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.

7. Scope of Agreement. The parties hereto acknowledge and agree that this Agreement shall not confer upon Parkway any right or ability to acquire the shares of GSB Common Stock other than in connection with the Merger. The parties hereto acknowledge and agree that this Agreement does not constitute an agreement or understanding of the Shareholder in his/her capacity as a director or officer of GSB but only in his/her capacity as a holder of shares of GSB Common Stock.

8. Severability. Any invalidity, illegality or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render illegal or unenforceable the remaining provisions hereof in such jurisdiction and shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

9. Amendment, Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto which expressly states its intention to amend this Agreement. No provision of this Agreement may be waived, except by an instrument in writing, executed by the waiving party, expressly indicating an intention to effect a waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10. Defined Terms. Capitalized terms used and not defined herein and defined in the Merger Agreement shall have the meaning ascribed to them in the Merger Agreement.

11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day first above written.

[Remainder of Page Intentionally Blank; Signatures Follow]

A-B-3

PARKWAY ACQUISITION CORP.

By:
Name: J. Allan Funk
Title: President and Chief Executive Officer

SHAREHOLDER

Name:

Shares as to which Shareholder has sole:

Voting Power:

Dispositive Power:

Warrants held by Shareholder:

[Signature Page to Support and Non-Competition Agreement]

A-B-4

List of Omitted Disclosure Schedules

The following is a list of the disclosure schedules to the merger agreement, omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

Parkway Disclosure Schedules
Section 4.2(a)	Ordinary Course
Section 5.04(e)	Subsidiaries
Section 5.04(m)	No Adverse Change
Section 5.04(p)	Compliance with Laws

GSB Disclosure Schedules
Section 4.01(d)	Compensation; Employment Agreements; Etc.
Section 4.01(e)	Benefit Plans
Section 5.03(c)	Capitalization
Section 5.03(d)	Subsidiaries
Section 5.03(g)	Consents and Approvals; No Defaults
Section 5.03(h)	No Brokers
Section 5.03(j)	No Adverse Change
Section 5.03(n)	Compliance with Laws
Section 5.03(o)	Material Contracts; Defaults
Section 5.03(p)(i)	Employee Benefit Plans
Section 5.03(p)(ix)	Employee Benefit Plans
Section 5.03(s)	Environmental Matters
Section 5.03(w)	Insurance
Section 5.03(x)	Property
Section 5.03(bb)	Loan Portfolio
Section 5.03(cc)	Intellectual Property
Section 6.10(e)	Benefit Plans
Section 6.10(g)	Benefit Plans

APPENDIX B

March 1, 2018

Board of Directors

Parkway Acquisition Corp.

101 Jacksonville Circle

Floyd, VA 24091

Members of the Board of Directors:

We understand that Great State Bank and Parkway Acquisition Corp. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, Great State Bank will be merged with and into Skyline National Bank, a wholly owned subsidiary of the Company (the “Transaction”) and that, in connection with the Transaction, each issued and outstanding share of common stock, par value $5.00 per share, of Great State Bank (the “Common Shares”) will be converted into the right to receive 1.2100 shares of the Company’s common stock, no par value per share (the “Common Share Transaction Consideration”). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Common Share Transaction Consideration to be paid by the Company in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Company.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger dated as of February 26, 2018 by and among the Company, Skyline National Bank, and Great State Bank (the “Agreement”);

2.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company and Great State Bank made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company and Great State Bank, as approved for our use by the Company (the “Projections”);

3.	reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

4.	reviewed Great State Bank’s recent call reports filed with the Federal Deposit Insurance Corporation and certain other publicly available information regarding Great State Bank;

5.	reviewed financial, operating and other information regarding the Company, Great State Bank and the industry in which those companies operate;

6.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

7.	reviewed the financial and operating performance of Great State Bank and those of other selected public companies that we deemed to be relevant;

8.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

9.	reviewed the current and historical market prices for the Company’s common stock and for Great State Bank’s Common Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

10.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

Board of Directors

Parkway Acquisition Corp.

March 1, 2018

11.	reviewed a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of financial information and data provided to, or discussed with, Raymond James by or on behalf of the Company; and

12.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or of Great State Bank. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, (ii) that the Transaction qualifies as a tax free reorganization, and (iii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of March 1, 2018 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Great State Bank since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Company and the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This letter does not express any opinion as to the likely trading range of the stocks of the Company or Great State Bank, either in relation to each other or otherwise, following the announcement of the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of each company at that time; nor is any opinion expressed or

Board of Directors

Parkway Acquisition Corp.

March 1, 2018

implied as to the likely trading range of the Company’s common stock or other securities following consummation of the Transaction. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Common Share Transaction Consideration to be paid by the Company pursuant to the Agreement.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of Management, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of Management, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the consideration paid by the Company as is described above, and we did not consider, and we express no opinion on, the fairness of the amount or nature of any compensation to be paid or payable to any of the Great State Bank’s officers, directors or employees, or class of such persons, whether relative to the compensation payable by the Company or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Great State Bank or the ability of the Company, its subsidiaries, or Great State Bank to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and Great State Bank for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of the Company (solely in each directors capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company or Great State Bank regarding how said shareholder should vote on the proposed

Board of Directors

Parkway Acquisition Corp.

March 1, 2018

Transaction, nor is this letter intended to confer rights or remedies upon Great State Bank, its shareholders, or the shareholders of the Company. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Share Transaction Consideration to be paid by the Company in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

APPENDIX C

March 1, 2018

Great State Bank

1422 US Highway 421

Wilkesboro, NC 28697

Members of the Board of Directors:

We understand that Great State Bank (“Great State”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and between Great State and Parkway Acquisition Corp. (“Parkway”), (the “Merger”). At the Effective Time, by virtue of the Merger and subject to the terms and conditions of the Agreement, each issued and outstanding share of Great State common stock will be converted into 1.21 shares of Parkway common stock and Parkway will pay cash to each Great State shareholder that would otherwise be entitled to a fractional share of Parkway (the “Merger Consideration”).

You have requested that Performance Trust Capital Partners, LLC (“PTCP” or “we”) render an opinion as of the date hereof (this “Opinion”) to the Board of Directors of Great State (the “Board”) as to whether the Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of Great State Common Stock.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(i)	reviewed a draft, dated February 27, 2018, of the Agreement;

(ii)	reviewed certain publicly available business and financial information relating to Great State and Parkway and its subsidiary Skyline National Bank;

(iii)	reviewed certain other business, financial and operating information relating to Great State and Parkway and its subsidiary provided to us by the management of Great State and the management of Parkway, including financial forecasts for Great State for the 2018 to 2022 fiscal years ending December 31, and financial forecasts for Parkway for the 2018 to 2022 fiscal years ending December 31;

(iv)	met with, either by phone or in person, certain members of the management of Great State and Parkway to discuss the business and prospects of Great State and Parkway and the proposed Merger;

(v)	reviewed and compared certain financial metrics of Great State with certain financial metrics of Parkway that we deemed relevant;

(vi)	reviewed certain financial data of Great State and Parkway, and compared that data with similar data for companies with publicly traded equity securities that we deemed relevant; and

(vii)	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

PERFORMANCE TRUST CAPITAL PARTNERS 500 W. Madison, Suite 450 Chicago, IL 60661 P 312 521 1000 | F 312 521 1001 www.performancetrust.com	C-1

APPENDIX C

In connection with our review, we have not independently verified any information, including the foregoing information, and we have assumed and relied upon all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, being complete and accurate in all material respects and we do not assume any responsibility with respect to such data, material and other information. With respect to the financial forecasts and projections for Great State that we have used in our analyses, the management of Great State have advised us, and we have assumed, that such forecasts and projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Great State as to the future financial performance of Great State and we express no opinion with respect to such forecasts, projections, estimates or the assumptions on which they are based.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement provided to us, without any amendments or modifications thereto or any adjustments to the consideration. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Great State and Parkway since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have also relied upon and assumed without independent verification, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Great State, Parkway or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or provision thereof that would be material to our analyses or this Opinion. We have relied upon and assumed, with your consent, that the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses.

This Opinion only addresses the fairness, from a financial point of view, of the Merger Consideration to the holders of Great State Common Stock pursuant to the Agreement in the manner set forth above and this Opinion does not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the amount or nature of, or any other aspect relating to, any compensation to any officers, trustees, directors or employees of any party to the Merger, class of such persons or shareholders of Parkway, relative to the Merger Consideration or otherwise.

This Opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. As

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APPENDIX C

you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Great State, Parkway or the Merger. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. This Opinion does not address the relative merits of the Merger as compared to alternative strategies that might be available to Great State, nor does it address the underlying business decision of Great State or the Board to approve, recommend or proceed with the Merger. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied on, with your consent, advice of the outside counsel and the independent accountants of Great State, and on the assumptions of the management of Great State and Parkway, as to all legal, regulatory, accounting, insurance and tax matters with respect to Great State, Parkway and the Merger.

We have not been requested to make, and have not made, any physical inspection or an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of Great State or Parkway, nor have we been furnished with any such evaluations or appraisals, with the exception of a third party loan review of Great State and Parkway. In addition, we are not experts in evaluating loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses, or evaluating loan servicing rights or goodwill for purposes of assessing any impairment thereto. We did not make an independent evaluation of the adequacy of Great State’s or Parkway’s allowances for such losses, nor have we reviewed any individual loan or credit files or investment or trading portfolios. In all cases, we have assumed that Great State’s and Parkway’s allowances for such losses are adequate to cover such losses. We have not evaluated the solvency of Great State or Parkway or the solvency or fair value of Great State, Parkway or any other entity or person or their respective assets or liabilities under any state or federal laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters.

We and our affiliates may currently be providing and may in the future provide investment banking and other financial services to Great State, Parkway and certain of their respective affiliates, for which we and our affiliates have received and would expect to receive compensation. We are a broker-dealer engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Great State, Parkway and certain of their affiliates, as well as provide investment banking and other financial services to such companies and entities. PCTP has adopted policies and procedures designed to preserve the independence of its investment advisory analysts whose views may differ from those of the members of the team of investment banking professionals that advised Great State.

We have acted as financial advisor to Great State in connection with the Merger and will receive fees for our services, a portion of which are contingent upon the consummation of the Merger. In addition, Great State has agreed to indemnify us and certain related parties for certain liabilities arising out of or related to our engagement and to reimburse us for certain expenses incurred in connection with our engagement.

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APPENDIX C

This Opinion and any other advice or analyses (written or oral) provided by PTCP were provided solely for the use and benefit of the Board (in its capacity as such) in connection with the Board’s consideration of the Merger and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without the express, prior written consent of PTCP. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to PTCP or any of its affiliates be made by any recipient of this Opinion, without the prior, written consent of PTCP, except as required by law. This Opinion should not be construed as creating, and PCTP shall not be deemed to have, any fiduciary duty to the Board, Great State, any security holder or creditor of Great State or any other person, regardless of any prior or ongoing advice or relationships. This Opinion does not constitute advice or a recommendation to any security holder of Great State or any other person or entity with respect to how such security holder or other person or entity should vote or act with respect to any matter relating to the Merger. The issuance of this Opinion was approved by an authorized internal committee of PTCP.

In connection with the Merger, the undersigned, acting as an independent financial advisor to Great State, hereby consents to the inclusion of our opinion letter to the Board of Directors of Great State as an Annex to, and the references to our firm and such opinion in, the Proxy Statement / Prospectus relating to the proposed Merger. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), or the rules and regulations of the SEC thereunder (the “Regulations”), nor do we admit that we are experts with respect to any part of such Proxy Statement / Prospectus within the meaning of the term “experts” as used in the Act or the Regulations.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of Great State Common Stock.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

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APPENDIX D

CHAPTER 55. NORTH CAROLINA BUSINESS CORPORATION ACT

ARTICLE 13. APPRAISAL RIGHTS

Part 1. Right to Appraisal and Payment for Shares.

§ 55-13-01. Definitions.

In this Article, the following definitions apply:

(1) Affiliate. - A person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of G.S. 55-13-01(7), a person is deemed to be an affiliate of its senior executives.

(2) Beneficial shareholder. - A person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) Corporation. - The issuer of the shares held by a shareholder demanding appraisal and, for matters covered in G.S. 55-13-22 through G.S. 55-13-31, the term includes the surviving entity in a merger.

(4) Expenses. - Reasonable expenses of every kind that are incurred in connection with a matter, including counsel fees.

(5) Fair value. - The value of the corporation’s shares (i) immediately before the effectuation of the corporate action as to which the shareholder asserts appraisal rights, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable, (ii) using customary and current valuation concepts and techniques generally employed for similar business in the context of the transaction requiring appraisal, and (iii) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to G.S. 55-13-02(a)(5).

(6) Interest. - Interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this State on the effective date of the corporate action.

(7) Interested transaction. - A corporate action described in G.S. 55-13-02(a), other than a merger pursuant to G.S. 55-11-04, involving an interested person and in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition, the following definitions apply:

a. Interested person. - A person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action met any of the following conditions:

1. Was the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, other than as owner of excluded shares.

2. Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation.

3. Was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

I. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.

II. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in G.S. 55-8-31(a)(1) and (c).

III. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity, or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of the acquiring entity or such affiliate of the acquiring entity.

b. Beneficial owner. - Any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares. If a member of a national securities exchange is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted, then that member of a national securities exchange shall not be deemed a “beneficial owner” of any securities held directly or indirectly by the member on behalf of another person solely because the member is the record holder of the securities. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

c. Excluded shares. - Shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(8) Preferred shares. - A class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(9) Record shareholder. - The person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(10) Senior executive. - The chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(11) Shareholder. - Both a record shareholder and a beneficial shareholder.

§ 55-13-02. Right to appraisal.

(a) In addition to any rights granted under Article 9, a shareholder is entitled to appraisal rights and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(1) Consummation of a merger to which the corporation is a party if either (i) shareholder approval is required for the merger by G.S. 55-11-03 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) the corporation is a subsidiary and the merger is governed by G.S. 55-11-04.

(2) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.

(3) Consummation of a disposition of assets pursuant to G.S. 55-12-02 if the shareholder is entitled to vote on the disposition.

(4) An amendment of the articles of incorporation (i) with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has an obligation or right to repurchase the fractional share so created or (ii) changes the corporation into a nonprofit corporation or cooperative organization.

(5) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

(6) Consummation of a conversion to a foreign corporation pursuant to Part 2 of Article 11A of this Chapter if the shareholder does not receive shares in the foreign corporation resulting from the conversion that (i) have terms as favorable to the shareholder in all material respects and (ii) represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation as the shares held by the shareholder before the conversion.

(7) Consummation of a conversion of the corporation to nonprofit status pursuant to Part 2 of Article 11A of this Chapter.

(8) Consummation of a conversion of the corporation to an unincorporated entity pursuant to Part 2 of Article 11A of this Chapter.

(b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3), (4), (6), and (8) of subsection (a) of this section shall be limited in accordance with the following provisions:

(1) Appraisal rights shall not be available for the holders of shares of any class or series of shares that are any of the following:

a. A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended.

b. Traded in an organized market and has at least 2,000 shareholders and a market value of at least twenty million dollars ($20,000,000)(exclusive of the value of shares held by the corporation’s subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent (10%) of such shares).

c. Issued by an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, and may be redeemed at the option of the holder at net asset value.

(2) The applicability of subdivision (1) of this subsection shall be determined as of (i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights or (ii) the day before the effective date of such corporate action if there is no meeting of shareholders.

(3) Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1) of this subsection at the time the corporate action becomes effective.

(4) Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where the corporate action is an interested transaction.

(c) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles may limit or eliminate appraisal rights for any class or series of preferred shares. Any amendment to the articles that limits or eliminates appraisal rights for any shares that are outstanding immediately prior to the effective date of the amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of the amendment, however, shall not apply to any corporate action that becomes effective within one year of that date if the corporate action would otherwise afford appraisal rights.

(d) A shareholder holding shares of a class or series that were issued and outstanding as of the effective date of this act but that did not as of that date entitle the shareholder to vote on a corporate action described in subdivision (a)(1), (2), or (3) of this section shall be entitled to appraisal rights, and to obtain payment of the fair value of the shareholder’s shares of such class or series, to the same extent as if such shares did entitle the shareholder to vote on such corporate action.

§ 55-13-03. Assertion of rights by nominees and beneficial owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder (i) objects with respect to all shares of the class or series owned by the beneficial shareholder and (ii) notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder does both of the following:

(1) Submits to the corporation the record shareholder’s written consent to the assertion of rights no later than the date referred to in G.S. 55-13-22(b)(2)b.

(2) Submits written consent under subdivision (1) of this subsection with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

§§ 55-13-04 through 55-13-19. Reserved for future codification purposes.

Part 2. Procedure for Exercise of Appraisal Rights.

§ 55-13-20. Notice of appraisal rights.

(a) If any corporate action specified in G.S. 55-13-02(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this Article. If the corporation concludes that appraisal rights are or may be available, a copy of this Article must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to G.S. 55-11-04, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. In the case of any other corporate action specified in G.S. 55-13-02(a) with respect to which shareholders of a class or series do not have the right to vote, but with respect to which those shareholders are entitled to assert appraisal rights, the corporation must notify in writing all record shareholders of such class or series that the corporate action became effective. Notice required under this subsection must be sent within 10 days after the corporate action became effective and include the materials described in G.S. 55-13-22.

(c) If any corporate action specified in G.S. 55-13-02(a) is to be approved by written consent of the shareholders pursuant to G.S. 55-7-04, then the following must occur:

(1) Written notice that appraisal rights are, are not, or may be available must be given to each record shareholder from whom a consent is solicited at the time consent of each shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.

(2) Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to the applicable shareholders required by subsections (d) and (e) of G.S. 55-7-04, may include the materials described in G.S. 55-13-22, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article.

(d) If any corporate action described in G.S. 55-13-02(a) is proposed, or a merger pursuant to G.S. 55-11-04 is effected, then the notice referred to in subsection (a) or (c) of this section, if the corporation concludes that appraisal rights are or may be available, and in subsection (b) of this section shall be accompanied by the following:

(1) The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of the notice and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this subdivision are not reasonably available, then the corporation shall provide reasonably equivalent financial information.

(2) The latest available quarterly financial statements of the corporation, if any.

The right to receive the information described in this subsection may be waived in writing by a shareholder before or after the corporate action.

§ 55-13-21. Notice of intent to demand payment and consequences of voting or consenting.

(a) If a corporate action specified in G.S. 55-13-02(a) is submitted to a vote at a shareholders’ meeting, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must do the following:

(1) Deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(2) Not vote, or cause or permit to be voted, any shares of any class or series in favor of the proposed action.

(b) If a corporate action specified in G.S. 55-13-02(a) is to be approved by less than unanimous written consent, a shareholder who is entitled to vote on the corporate action and who wishes to assert appraisal rights with respect to any class or series of shares must not execute a consent in favor of the proposed action with respect to that class or series of shares.

(c) A shareholder who fails to satisfy the requirements of subsection (a) or (b) of this section is not entitled to payment under this Article.

§ 55-13-22. Appraisal notice and form.

(a) If a corporate action requiring appraisal rights under G.S. 55-13-02(a) becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (b)(1) of this section to all shareholders who satisfied the requirements of G.S. 55-13-21. In the case of a merger under G.S. 55-11-04, the parent corporation must deliver a written appraisal notice and form to all record shareholders of the subsidiary who may be entitled to assert appraisal rights. In the case of any other corporate action specified in G.S. 55-13-02(a) that becomes effective and with respect to which shareholders of a class or series do not have the right to vote but with respect to which such shareholders are entitled to assert appraisal rights, the corporation must deliver a written appraisal notice and form to all record shareholders of such class or series who may be entitled to assert appraisal rights.

(b) The appraisal notice must be sent no earlier than the date the corporate action specified in G.S. 55-13-02(a) became effective and no later than 10 days after that date. The appraisal notice must include the following:

(1) A form that specifies the first date of any announcement to shareholders, made prior to the date the corporate action became effective, of the principal terms of the proposed corporate action. If such an announcement was made, the form shall require a shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date. The form shall require a shareholder asserting appraisal rights to certify that the shareholder did not vote for or consent to the transaction.

(2) Disclosure of the following:

a. Where the form must be sent and where certificates for certificated shares must be deposited, as well as the date by which those certificates must be deposited. The certificate deposit date must not be earlier than the date for receiving the required form under sub-subdivision b. of this subdivision.

b. A date by which the corporation must receive the payment demand, which date may not be fewer than 40 nor more than 60 days after the date the appraisal notice required under subsection (a) of this section and form are sent. The form shall also state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date.

c. The corporation’s estimate of the fair value of the shares.

d. That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in sub-subdivision b. of this subdivision, the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

e. The date by which the notice to withdraw under G.S. 55-13-23 must be received, which date must be within 20 days after the date specified in sub-subdivision b. of this subdivision.

(3) Be accompanied by a copy of this Article.

§ 55-13-23. Perfection of rights; right to withdraw.

(a) A shareholder who receives notice pursuant to G.S. 55-13-22 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to G.S. 55-13-22(b)(2). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to G.S. 55-13-22(b)(1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under G.S. 55-13-27. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.

(b) A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to G.S. 55-13-22(b)(2)e. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in G.S. 55-13-22(b) shall not be entitled to payment under this Article.

§ 55-13-24: Repealed by Session Laws 2011-347, s. 1, effective October 1, 2011.

§ 55-13-25. Payment.

(a) Except as provided in G.S. 55-13-27, within 30 days after the form required by G.S. 55-13-22(b) is due, the corporation shall pay in cash to the shareholders who complied with G.S. 55-13-23(a) the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) of this section must be accompanied by the following:

(1) The following financial information:

a. The annual financial statements specified in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of payment and shall comply with G.S. 55-16-20(b). If annual financial statements that meet the requirements of this sub-subdivision are not reasonably available, the corporation shall provide reasonably equivalent financial information.

b. The latest available quarterly financial statements, if any.

(2) A statement of the corporation’s estimate of the fair value of the shares. The estimate must equal or exceed the corporation’s estimate given pursuant to G.S. 55-13-22(b)(2)c.

(3) A statement that the shareholders described in subsection (a) of this section have the right to demand further payment under G.S. 55-13-28 and that if a shareholder does not do so within the time period specified therein, then the shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this Article.

§ 55-13-26: Repealed by Session Laws 2011-347, s. 1, effective October 1, 2011.

§ 55-13-27. After-acquired shares.

(a) A corporation may elect to withhold payment required by G.S. 55-13-25 from any shareholder who was required to but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to G.S. 55-13-22(b)(1).

(b) If the corporation elected to withhold payment under subsection (a) of this section, it must, within 30 days after the form required by G.S. 55-13-22(b) is due, notify all shareholders who are described in subsection (a) of this section of the following:

(1) The information required by G.S. 55-13-25(b)(1).

(2) The corporation’s estimate of fair value pursuant to G.S. 55-13-25(b)(2).

(3) That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under G.S. 55-13-28.

(4) That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer.

(5) That those shareholders who do not satisfy the requirements for demanding appraisal under G.S. 55-13-28 shall be deemed to have accepted the corporation’s offer.

(c) Within 10 days after receiving the shareholder’s acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (b)(2) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within 40 days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (b)(2) of this section to each shareholder described in subdivision (b)(5) of this section. (2011-347, s. 1.)

§ 55-13-28. Procedure if shareholder dissatisfied with payment or offer.

(a) A shareholder paid pursuant to G.S. 55-13-25 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under G.S. 55-13-25). A shareholder offered payment under G.S. 55-13-27 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares, plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value, plus interest, under subsection (a) of this section within 30 days after receiving the corporation’s payment or offer of payment under G.S. 55-13-25 or G.S. 55-13-27, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

§ 55-13-29. Reserved for future codification purposes.

Part 3. Judicial Appraisal of Shares.

§ 55-13-30. Court Action.

(a) If a shareholder makes a demand for payment under G.S. 55-13-28 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, the corporation shall pay in cash to each shareholder the amount the shareholder demanded pursuant to G.S. 55-13-28, plus interest.

(a1) Repealed by Session Laws 1997-202, s. 4.

(b) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office (or, if none, its registered office) in this State is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a trial by jury.

(e) Each shareholder made a party to the proceeding is entitled to judgment either (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for the shareholder’s shares or (ii) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under G.S. 55-13-27.

§ 55-13-31. Court costs and expenses.

(a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(b) The court in an appraisal proceeding may also assess the expenses for the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20, 55-13-22, 55-13-25, or 55-13-27.

(2) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(c) If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that these expenses should not be assessed against the corporation, the court may direct that the expenses be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to G.S. 55-13-25, 55-13-27, or 55-13-28, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

§ 55-13-32: Reserved for future codification purposes.

§ 55-13-33: Reserved for future codification purposes.

§ 55-13-34: Reserved for future codification purposes.

§ 55-13-35: Reserved for future codification purposes.

§ 55-13-36: Reserved for future codification purposes.

§ 55-13-37: Reserved for future codification purposes.

§ 55-13-38: Reserved for future codification purposes.

§ 55-13-39: Reserved for future codification purposes.

Part 4. Other Remedies.

§ 55-13-40. Other remedies limited.

(a) The legality of a proposed or completed corporate action described in G.S. 55-13-02(a) may not be contested, nor may the corporate action be enjoined, set aside, or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

(b) Subsection (a) of this section does not apply to a corporate action that:

(1) Was not authorized and approved in accordance with the applicable provisions of any of the following:

a. Article 9, 9A, 10, 11, 11A, or 12 of this Chapter.

b. The articles of incorporation or bylaws.

c. The resolution of the board of directors authorizing the corporate action.

(2) Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.

(3) Constitutes an interested transaction, unless it has been authorized, approved, or ratified by either (i) the board of directors or a committee of the board or (ii) the shareholders, in the same manner as is provided in G.S. 55-8-31(a)(1) and (c) or in G.S. 55-8-31(a)(2) and (d), as if the interested transaction were a director’s conflict of interest transaction.

(4) Was approved by less than unanimous consent of the voting shareholders pursuant to G.S. 55-7-04, provided that both of the following are true:

a. The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected.

b. The proceeding challenging the corporate action is commenced within 10 days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding. (2011-347, s. 1.)

APPENDIX E

Dissenters’ Rights Provisions of the National Bank Act

12 U.S. Code §215a. Mergers of national banks or State banks into national banks

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(b) Dissenting shareholders. If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c) Valuation of shares. The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) Application to shareholders of merging associations; appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law. If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

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E-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The Virginia Stock Corporation Act, codified in Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia as amended (the “VSCA”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a signed written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. To meet the relevant standard of conduct, the VSCA provides that the director or officer must have conducted himself or herself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, that his or her conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director or officer must not have had reasonable cause to believe his or her conduct was unlawful. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advances and reimbursement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

As permitted by the VSCA, the articles of incorporation of Parkway contain provisions that indemnify its directors and that eliminate the liability of both its directors and officers to the fullest extent permitted by Virginia law. These provisions do not limit or eliminate the rights of Parkway or any shareholder to seek an injunction or other non-monetary relief in the event of a breach of a director’s or officer’s fiduciary duty. In addition, these provisions only apply to claims against a director or officer arising out of his or her role as a director or officer and do not relieve a director or officer from liability if he or she engaged in willful misconduct or a knowing violation of the criminal law. In addition, Parkway’s articles of incorporation provide for the indemnification of directors for expenses and/or liabilities they incur in connection with the defense of claims asserted against them in their capacities as directors. The right of indemnification extends to judgments, fines, or penalties assessed against them. Parkway has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage. The rights of indemnification provided in the articles of incorporation of Parkway are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Item 21.	Exhibits and Financial Statement Schedules.

The exhibits and financial statement schedules filed with this registration statement on Form S-4 are as follows:

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of March 1, 2018, by and among Parkway Acquisition Corp., Skyline National Bank and Great State Bank (included as Appendix A to the joint proxy statement/prospectus forming a part of this registration statement). †

3.1	Articles of Incorporation of Parkway Acquisition Corp (incorporated by reference to Exhibit 3.1 to Parkway’s Registration Statement on Form S-4 filed January 20, 2016).

3.2	Bylaws of Parkway Acquisition Corp. (incorporated by reference to Exhibit 3.2 to Parkway’s Registration Statement on Form S-4 filed January 20, 2016)

4.1	Form of Common Stock Certificate of Parkway Acquisition Corp. (incorporated by reference to Exhibit 4.1 to Parkway’s Registration Statement on Form S-4 filed January 20, 2016)

5.1	Opinion of Williams Mullen regarding the validity of the securities being registered.*

8.1	Opinion of Williams Mullen regarding certain U.S. tax aspects of the merger.*

10.1	Executive Employment Agreement, dated November 22, 2017, by and between Parkway Acquisition Corp. and J. Allan Funk (incorporated by reference to Exhibit 10.1 to Parkway’s Current Report on Form 8-K filed November 29, 2017).

10.2	Executive Employment Agreement, dated November 22, 2017, by and between Parkway Acquisition Corp. and Blake M. Edwards (incorporated by reference to Exhibit 10.2 to Parkway’s Current Report on Form 8-K filed November 29, 2017).

10.3	Change in Control Agreement, dated November 22, 2017, by and between Parkway Acquisition Corp. and Rebecca M. Melton (incorporated by reference to Exhibit 10.3 to Parkway’s Current Report on Form 8-K filed November 29, 2017).

10.4	Supplemental Executive Retirement Plan, dated November 22, 2017, for the benefit of J. Allan Funk (incorporated by reference to Exhibit 10.4 to Parkway’s Current Report on Form 8-K filed November 29, 2017).

10.5	Supplemental Executive Retirement Plan, dated November 22, 2017, for the benefit of Blake M. Edwards (incorporated by reference to Exhibit 10.5 to Parkway’s Current Report on Form 8-K filed November 29, 2017).

10.6	Supplemental Executive Retirement Plan, dated November 22, 2017, for the benefit of Rebecca M. Melton (incorporated by reference to Exhibit 10.6 to Parkway’s Current Report on Form 8-K filed November 29, 2017).

10.7	Employment Agreement, dated March 1, 2018 and effective upon the merger of Great State Bank into Skyline National Bank, by and between Parkway Acquisition Corp., Skyline National Bank and C. Greg Edwards.*

21.1	Subsidiaries of Parkway (incorporated by reference to Exhibit 21.1 to Parkway’s Current Report on Form 10-K for the year ended December 31, 2017).

23.1	Consent of Williams Mullen (included in Exhibits 5.1 and 8.1).*

23.2	Consent of Elliott Davis, PLLC.*

23.3	Consent of Brown, Edwards & Company, L.L.P.*

24.1	Power of Attorney (included in the signature page hereto).*

Exhibit Number	Description

99.1	Consent of Raymond James & Associates, Inc.*

99.2	Consent of Performance Trust Capital Partners, LLC.*

99.3	Form of Parkway Acquisition Corp. proxy card.**

99.4	Form of Great State Bank proxy card.**

101.1	The following materials for Parkway Acquisition Corp. for the year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Stockholders’ Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.*

†	Certain schedules and attachments to the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A list of omitted schedules and attachments is contained in the merger agreement. Parkway Acquisition Corp. agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.
*	Filed herewith.
**	To be filed by amendment.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Floyd County, Virginia, on April 13, 2018.

PARKWAY ACQUISITION CORP.

Date: April 13, 2018	By:	/s/ J. Allan Funk
J. Allan Funk
President and Chief Executive Officer
(Principal Executive Officer)

We, the undersigned directors and officers of Parkway Acquisition Corp. hereby severally constitute and appoint J. Allan Funk and Blake M. Edwards, or either of them, as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said attorney and agent may deem necessary or advisable to enable Parkway Acquisition Corp. to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement on Form S-4, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto and other documents in connection herewith, including any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with the Securities and Exchange Commission; and we hereby approve, ratify and confirm all that said attorney and agent shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date	Signature

April 13, 2018	/s/ J. Allan Funk J. Allan Funk, President and Chief Executive Officer and Director (Principal Executive Officer)

April 13, 2018	/s/ Blake M. Edwards Blake M. Edwards, Chief Financial Officer (Principal Financial and Accounting Officer)

April 13, 2018	/s/ Thomas M. Jackson, Jr. Thomas M. Jackson, Jr., Chairman of the Board

April 13, 2018	/s/ James W. Shortt James W. Shortt, Vice Chairman

April 13, 2018	/s/ Melissa G. Rotenberry Melissa G. Rotenberry, Director

April 13, 2018	/s/ Jacky K. Anderson Jacky K. Anderson, Director

Date	Signature

April 13, 2018	/s/ Bryan L. Edwards Bryan L. Edwards, Director

April 13, 2018	/s/ J. David Vaughan J. David Vaughan, Director

April 13, 2018	/s/ Theresa S. Lazo Theresa S. Lazo, Director

April 13, 2018	/s/ Carl. J. Richardson Carl J. Richardson, Director

April 13, 2018	/s/ J. Howard Conduff, Jr. J. Howard Conduff, Jr., Director

April 13, 2018	/s/ T. Mauyer Gallimore T. Mauyer Gallimore, Director

April 13, 2018	/s/ R. Devereux Jarratt R. Devereux Jarratt, Director

April 13, 2018	/s/ John Michael Turman John Michael Turman, Director